Form 20-F
period 2013-03-31
AUSTRALIAN CANADIAN OIL ROYALTIES LTD
filed 2013-05-16
CIK 1061288

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE
    SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
    ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                                       OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
    EXCHANGE ACT OF 1934 COMMISSION FILE NUMBER 0-29832

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            BRITISH COLUMBIA, CANADA
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                  1301 AVE. M
                               CISCO, TEXAS 76437
                                 (254) 442-2638
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


                             JESSE MEIDL, DIRECTOR
                               T: (587) 893-6666
                               F: (403) 457-1933
                                727, 7TH AVE SW
                              CALGARY, AB, CANADA
                                    T2M 0B4
              (NAME, TELEPHONE, E-MAIL AND/OR FACSIMILE NUMBER AND
                       ADDRESS OF COMPANY CONTACT PERSON)

          SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                      NONE

     SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF
                      THE ACT: COMMON STOCK, NO PAR VALUE

    SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION
                  15(D) OF THE ACT: COMMON STOCK, NO PAR VALUE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

         49,960,000 COMMON STOCK, NO PAR VALUE AS OF DECEMBER 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [_] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [_] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (ss.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer [_]     Accelerated filer [_]
Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:


                                                                   [_] Other
[X] U.S. GAAP         [_] International Financial Reporting Standards as
                          issued
                          by the International Accounting Standards Board

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [_] Item 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [_] No [X]

--------------------------------------------------------------------------------


                               TABLE OF CONTENTS                                       PAGE

INTRODUCTION AND USE OF CERTAIN TERMS..................................................- 1 -
-------------------------------------

FORWARD-LOOKING STATEMENTS.............................................................- 3 -
--------------------------

         PART I  ......................................................................- 4 -
         ------

                 ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.........- 4 -
                 -------------------------------------------------------------

                 ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.......................- 4 -
                 -----------------------------------------------

                 ITEM 3. KEY INFORMATION...............................................- 4 -
                 -----------------------

                          3.A     SELECTED FINANCIAL DATA..............................- 4 -
                          -------------------------------

                          3.B     CAPITALIZATION AND INDEBTEDNESS......................- 4 -
                          ---------------------------------------

                          3.C     REASONS FOR THE OFFER AND USE OF PROCEEDS............- 4 -
                          -------------------------------------------------

                          3.D     RISK FACTORS.........................................- 4 -
                          --------------------

                 ITEM 4. INFORMATION ON THE COMPANY...................................- 13 -
                 ----------------------------------

                          4.A     HISTORY AND DEVELOPMENT OF ACOR.....................- 13 -
                          ---------------------------------------

                          4.B     BUSINESS OVERVIEW...................................- 16 -
                          -------------------------

                          4.C     ORGANIZATIONAL STRUCTURE............................- 17 -
                          --------------------------------

                          4.D     PROPERTY, PLANT AND EQUIPMENT.......................- 17 -
                          -------------------------------------

                          4.E     UNRESOLVED STAFF COMMENTS...........................- 22 -
                          ---------------------------------




                               TABLE OF CONTENTS                                       PAGE
                                  (CONTINUED)

                 ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.................- 22 -
                 ----------------------------------------------------

                 ITEM 6. DIRECTORS AND SENIOR MANAGEMENT..............................- 27 -
                 ---------------------------------------

                          6.A     DIRECTORS AND SENIOR MANAGEMENT.....................- 27 -
                          ---------------------------------------

                          6.B     COMPENSATION........................................- 29 -
                          --------------------

                          6.C     BOARD PRACTICES.....................................- 29 -
                          -----------------------

                          6.D     EMPLOYEES...........................................- 30 -
                          -----------------

                          6.E     SHARE OWNERSHIP.....................................- 30 -
                          -----------------------

                 ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS............- 30 -
                 ---------------------------------------------------------

                          7.A     MAJOR SHAREHOLDERS..................................- 30 -
                          --------------------------

                          7.B     RELATED PARTY TRANSACTIONS..........................- 31 -
                          ----------------------------------

                          7.C     INTEREST OF EXPERTS AND COUNSEL.....................- 32 -
                          ---------------------------------------

                 ITEM 8. FINANCIAL INFORMATION........................................- 32 -
                 -----------------------------

                          8.A     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL
                                  INFORMATION.........................................- 32 -
                          ------------------------------------------------------------

                          8.B     SIGNIFICANT CHANGES.................................- 32 -
                          ---------------------------






                               TABLE OF CONTENTS                                       PAGE
                                  (CONTINUED)

                 ITEM 9. THE OFFER AND LISTING........................................- 32 -
                 -----------------------------

                          9.A     PRICING HISTORY.....................................- 32 -
                          -----------------------

                          9.B     PLAN OF DISTRIBUTION................................- 33 -
                          ----------------------------

                          9.C     MARKET..............................................- 33 -
                          --------------

                          9.D     SELLING SHAREHOLDERS................................- 33 -
                          ----------------------------

                          9.E     DILUTION............................................- 33 -
                          ----------------

                          9.F     EXPENSES OF THE ISSUE...............................- 33 -
                          -----------------------------

                 ITEM 10. ADDITIONAL INFORMATION......................................- 33 -
                 -------------------------------

                          10.A    SHARE CAPITAL.......................................- 33 -
                          ---------------------

                          10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION..............- 33 -
                          ----------------------------------------------

                          10.C    MATERIAL CONTRACTS..................................- 34 -
                          --------------------------

                          10.D    EXCHANGE CONTROLS...................................- 34 -
                          -------------------------

                          10.E    TAXATION............................................- 35 -
                          ----------------

                          10.F    DIVIDENDS AND PAYING AGENTS.........................- 35 -
                          -----------------------------------

                          10.G    STATEMENT BY EXPERTS................................- 38 -
                          ----------------------------

                          10.H    DOCUMENTS ON DISPLAY................................- 38 -
                          ----------------------------

                          10.I    SUBSIDIARY INFORMATION..............................- 39 -
                          ------------------------------





                               TABLE OF CONTENTS                                       PAGE
                                  (CONTINUED)

                 ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                          NON-PRODUCT RELATED
                 ---------------------------------------------------------------------
                          MARKET RISK.................................................- 39 -
                          -----------

                 ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......- 39 -
                 ---------------------------------------------------------------

         PART II .....................................................................- 40 -
         -------

                 ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............- 40 -
                 --------------------------------------------------------

             ITEM  14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                    AND USE OF

                          PROCEEDS....................................................- 40 -
                          --------

                 ITEM 15. CONTROLS AND PROCEDURES.....................................- 40 -
                 --------------------------------

                 ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERTS...........................- 41 -
                 ------------------------------------------

                          16.A    AUDIT COMMITTEE FINANCIAL EXPERTS...................- 41 -
                          -----------------------------------------

                          16.B    CODE OF ETHICS......................................- 41 -
                          ----------------------

                          16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES..............- 41 -
                          ----------------------------------------------

                          16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR
                                  AUDIT COMMITTEE.....................................- 41 -
                          ------------------------------------------------------------

                    16.E  PURCHASES  OF  EQUITY  SECURITIES  BY  THE  ISSUER AND
                          AFFILIATED

                                  PURCHASER...........................................- 41 -
                                  ---------

                          16.F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT........- 42 -
                          ----------------------------------------------------

                          16.G    CORPORATE GOVERNANCE................................- 42 -
                          ----------------------------

                          16.H    MINE SAFETY DISCLOSURES.............................- 42 -
                          -------------------------------

         PART III - 43 -
         --------

                 ITEM 17. FINANCIAL STATEMENTS........................................- 43 -
                 -----------------------------

                 ITEM 18. FINANCIAL STATEMENTS........................................- 43 -
                 -----------------------------

                 ITEM 19. EXHIBITS....................................................- 43 -
                 -----------------

SIGNATURE.............................................................................- 45 -
---------

                                      -iv-



                     INTRODUCTION AND USE OF CERTAIN TERMS

     Unless otherwise specified, information provided in this annual report on Form 20-F (this "FORM 20-F") is as of December 31, 2012.

     Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms "ACOR", "we", "us" "our" and the "Company" refer to Australian-Canadian Oil Royalties Ltd. All dollar amounts contained in this Form 20-F are expressed in U.S. dollars and references to "dollars", "$", "US$" or "USD" are to U.S. dollars, and all references to "A$" are to Australian dollars. In addition, unless the context suggests otherwise, references to:

     o Authority to Prospect ("ATP") - a concession granted by the State of Queensland, Australia, which entitles its holders to an exclusive right to explore for oil and natural gas in Queensland in the particular area covered by the ATP. Each ATP has an initial term of four years. The area covered by an ATP is reduced by relinquishment of approximately one-fourth of the area at the start of the third year of its effectiveness and an additional one-fourth of the original area at the start of the fourth year of its effectiveness. The area to be relinquished is chosen by the holder of the ATP. An ATP will require some kind of geological and/or geophysical operations, such as new seismic or seismic interpretation, drilling or other operations during the term of the tenure. The amount of work to be performed depends upon the expenditures required for each specific year of the tenure. Holders are only required to expend those amounts as set out in the original concession document. Applications for renewal may be filed at the time of expiration of an ATP.

     o Carried Working Interest - where Working Interest is paid by a third party through the drilling phase or both the drilling and completion of a well. After the carried portion of the well has been satisfied then the Carried Working Interest holder is responsible for its share of expenditures.

     o Developmental Wells - oil and gas wells drilled within the proven area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

     o Dry Hole - a well found to be incapable of producing oil or gas in sufficient quantities to justify completion.

     o Exploration Permit - an exclusive offshore exploration permit with a term of six years. Said permit is managed by the Victorian State Government.

     o Exploratory Well - a well drilled to find and produce oil and gas in an unproved area or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir.

     o Gross Production - the total production of oil, gas, or natural gas liquids from a property or group of properties for any specific period of time.

     o    km - kilometer.

     o    mcf - thousand cubic feet of natural gas.

     o    mmcf - million cubic feet of natural gas.

     o Net Royalty Acre - generally, a measurement of royalty or overriding royalty and the equivalent of the full customary one-eighth royalty of the gross production of revenue free and clear of exploration, drilling and production costs from one acre of land. The number of net royalty acres used in this report applies to figures as of December 31, 2012 and the number will change as relinquishments take place on the ATPs, as an ATP expires or is canceled, or any new areas are added.

     o Overriding Royalty Interest ("ORRI") - an interest assigned out of the lessee's leasehold or Working Interest. The amounts payable from Overriding Royalty Interests are payments calculated as a percentage of either Gross Production or the gross revenues of the Working Interest (based on the wellhead price) from a concession or lease, usually free and clear of all exploration, drilling and development and production costs, except for any applicable taxes and federal levies. In calculating the wellhead price, pipeline and trucking costs have already been deducted from the refinery price. The overriding royalties discussed herein are generally expressed as a percent of the Gross Production.

     o    Petroleum Act - means the Petroleum Act 1923 (QLD);

     o Petroleum Exploration License ("PEL") - an exclusive oil and gas Exploration Permit issued by the South Australian Department of Primary Industries and Resource. The initial term of the tenure is for a five (5) year period.

     o Petroleum Lease ("PL") - a lease granted under the Petroleum Act and includes any variation, renewal, permit, license or other interest issued in substitution thereof and any other petroleum tenure or rights to explore for or produce Petroleum Substances

     o Petroleum Resource Rent Tax ("PRRT") - a tax on net income in Australia reduced by indexing on offshore production, which replaces the royalty and is a deduction from Australian income tax.

     o Petroleum Substances - means any of crude oil, crude bitumen and products derived therefrom, synthetic crude oil, petroleum, natural gas, natural gas derived from coal, natural gas liquids, and any and all other substances related to any of the foregoing, whether liquid, solid or gaseous, and whether hydrocarbons or not.

     o Producing Wells - wells capable of producing oil or gas in commercial quantities, including those wells capable of producing in commercial quantities that are shut in, or wells that are not currently producing in commercial quantities but have been commercially productive in the past.

     o Royalty - generally, a share of the production reserved by the grantor of an oil or gas lease or concession. The royalty interest is customarily free of cost or expense incident to exploration, development or production, except for production or gathering taxes.

     o    Spud Date or Spudded - the date drilling operations begin.

     o Total Organic Content / Total Organic Content ("TOC") - the concentration of organic material in source rocks as represented by the weight percent of organic carbon.

     o Working Interest - all or a fractional part of the ownership rights granted by a concession or lease. The owner of a Working Interest or a part thereof pays all costs of exploration and is entitled to the Gross Production, less royalties retained by the grantor or lessor, and less Overriding Royalty Interests or other non-operating interests created or assigned from the Working Interest. The owner of a Working Interest may incur operating expenses in excess of income.

     o Workover - refers to any kind of oil or gas well intervention involving invasive techniques, such as wireline, coiled tubing or snubbing. Re-entry into a Producing Well for modification or repair. Restoring well productivity by cleaning out accumulations of sand, silt or other substances that can clog production tubing.

                           FORWARD-LOOKING STATEMENTS

     Statements made in this Form 20-F that are not historical or current facts are "forward looking statements" made pursuant to the safe harbor provisions of
Section 27A of the Securities Act of 1933, as amended (the "ACT"), and Section 21E of the Securities Exchange Act of 1934, as amended. These statements often can be identified by the use of terms such as "may," "will," "expect," "believe," "anticipate," "estimate," "approximate," or "continue," or the negative thereof. We intend that such forward-looking statements be subject to the safe harbours for such statements. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Any forward-looking statements represent management's best judgement as to what may occur in the future. However, forward-looking statements are subject to risks, uncertainties and important factors beyond our control that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events. See Item 3.D "Risk Factors" for additional information relating to our risk factors.

PART I ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3. KEY INFORMATION

3.A      SELECTED FINANCIAL DATA

     The following table presents financial data for ACOR as of and for the periods indicated:


---------------------- ----------------------------------------------------------------------------------
                                                      AS OF DECEMBER 31,
---------------------- ----------------------------------------------------------------------------------
                             2012              2011             2010            2009           2008
---------------------- ----------------- ----------------- ---------------- -------------- --------------
TOTAL ASSETS             $10,605,110        $1,227,350        $988,302        $991,218      $2,027,173
---------------------- ----------------- ----------------- ---------------- -------------- --------------
SHORT-TERM DEBT           $2,960,396            -                 -               -         $1,000,000
---------------------- ----------------- ----------------- ---------------- -------------- --------------
LOANS FROM                 $134,250          $243,500          $51,266
STOCKHOLDERS                                                                   $25,000        $50,000
---------------------- ----------------- ----------------- ---------------- -------------- --------------
STOCKHOLDERS' EQUITY      $6,937,137         $883,786         $771,091        $867,202       $894,399
---------------------- ----------------- ----------------- ---------------- -------------- --------------
WEIGHTED-AVERAGE          43,670,542        21,096,182       19,722,491      17,833,997     14,664,731
SHARES OUTSTANDING
---------------------- ----------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                FOR THE YEAR ENDED DECEMBER 31,
---------------------- ----------------------------------------------------------------------------------
                             2012              2011             2010            2009           2008
---------------------- ----------------- ----------------- ---------------- -------------- --------------
REVENUE                        $90,353        $125,726          $77,652        $61,170       $141,660
---------------------- ----------------- ----------------- ---------------- -------------- --------------
NET LOSS FOR THE YEAR        $364,085         $262,283        $147,311        $236,950       $326,778
---------------------- ----------------- ----------------- ---------------- -------------- --------------
BASIC AND DILUTED              $(0.01)           $(0.01)         $(0.01)       $(0.01)        $(0.02)
LOSS PER SHARE
---------------------- ----------------- ----------------- ---------------- -------------- --------------



3.B      CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

3.C      REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

3.D      RISK FACTORS

OVERVIEW

     You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. If any of the following risks actually occur, our business, financial condition and results of operations and the value of our shareholders' common shares would likely suffer.

     The Company's primary business consists of the exploration and, if successful, the development of oil and gas properties. There are a number of inherent risks associated with the exploration, development and production of oil and gas reserves, many of these risks are beyond the control of the Company.

     Success in the junior oil and gas sector is measured by a company's ability to raise funds and the ability to secure properties of merit. Not all of these factors are within management's control. The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, oil and gas prices and perceptions as to which way the market is headed. The ability to secure properties of merit is in large part dependent on management's contacts and the vitality of the sector.

BUSINESS RISKS AND RISK MITIGATION

     There are a number of risks facing participants in the international oil and gas industry. Some of the risks are common to all businesses, while others are specific to the sector. The most important of these risks are set out below, together with the strategies ACOR employs to mitigate and minimize these risks.

INHERENT INDUSTRY RISKS - RISKS OF FAILING TO DISCOVER ECONOMIC RESERVES
ADDITIONS

     The Company's strategies include focusing on oil and gas prone selected areas in Australia, utilizing a team of highly qualified professionals with expertise and experience in these areas, expanding operations in core areas, continuously assessing new exploration opportunities to complement existing activities and striving for a balance between higher risk exploratory drilling, and lower risk development drilling.

     Beyond exploration risk, there is the potential that the Company's oil and natural gas reserves may not be economically produced at prevailing prices. ACOR minimizes this risk by generating exploration prospects internally, targeting high quality projects and by attempting to operate the projects and the infrastructure used to access the sales markets.

FINANCIAL COMMODITY PRICE, CAPITAL EXPENDITURE REQUIREMENTS, LIQUIDITY AND ENVIRONMENTAL RISKS

     Commodity prices are driven by supply, demand and market conditions outside the Company's influence and control. ACOR manages this risk by constantly monitoring the forecasted price given by aggregators, banks, and third party engineering firms.

     ACOR manages capital expenditures by two separate tracking systems: a historical accounting system that records the actual costs and a perpetual forecasting model that is constantly updated based on real-time information.

     ACOR's capital investment process is based on risk analysis to ensure capital expenditures balance the objectives of immediate cash flow growth in development activities and future cash flow from the discovery of reserves through exploration.

     It is likely that in the future, ACOR will be required to raise additional capital through debt and equity financings in order to fully realize the Company's strategic goals and business plans. ACOR's ability to raise additional capital will depend on a number of factors, such as general economic and market conditions that are beyond the Company's control. If the Company is unable to obtain additional financing or to obtain it on favourable terms, ACOR may be required to forego attractive business opportunities. However, as ACOR strives to be the operator of virtually all of its operations at a high working interest position, the Company should be able to be flexible in the timing of operations to ensure a continued strong financial position. The Company is committed to maintaining a strong balance sheet combined with an adaptable capital expenditures program that can be adjusted to capitalize on or reflect acquisition opportunities or a tightening of liquidity sources if necessary.

     The Company manages operational risks by employing skilled professionals utilizing leading-edge technology and conducting regular maintenance and training programs. ACOR has updated its operational emergency response plan to address these operational issues. In addition, a comprehensive insurance program is maintained to mitigate risks and protect against significant losses where possible. ACOR operates in accordance with all applicable environmental legislation and strives to maintain compliance with such regulations.

EXPLORATION, DEVELOPMENT AND PRODUCTION RISKS

     Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of ACOR depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Limited reserves have been assigned in connection with ACOR's interests given the early stage of development. The future value of ACOR is therefore dependent on the success of ACOR's activities, which are principally directed toward the exploration, appraisal and development of its properties in Australia. Exploration, appraisal and development of oil and natural gas properties is highly speculative and involves a significant degree of risk. Without the continual addition of new reserves, any existing reserves that ACOR may discover or acquire at any particular time and the production therefrom will decline over time as such existing reserves are exploited. Any discovery of or future increase in ACOR's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that ACOR will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, ACOR may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomical. There is no assurance that commercial quantities of oil and natural gas will be discovered or acquired by ACOR.

     Oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, fixing drilling hazards or environmental damage caused by operations could greatly increase the cost of those operations, and various field-operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental and other approvals or consents, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

ASSESSMENTS OF VALUE OF ACQUISITIONS

     Acquisitions of oil and natural gas issuers and oil and natural gas assets are typically based on engineering and economic assessments made by independent engineers and ACOR's own assessments. These assessments will include a series of assumptions regarding such factors as recoverability and marketability of oil and natural gas, future prices of oil and natural gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond ACOR's control. In particular, the prices of, and markets for, oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty, which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that ACOR may use for its year-end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by ACOR. Any such instance may offset the return on and value of the securities of ACOR.

EARLY STAGE OF DEVELOPMENT, LIMITED OPERATING AND EARNINGS HISTORY

     ACOR's business plan requires significant expenditure, particularly capital expenditure, in its oil and gas exploration phase. Any future profitability from ACOR's business will be dependent upon the successful exploration and development of its petroleum properties, and there can be no assurance that ACOR will achieve profitability in the future. There are currently no known quantities of oil or natural gas reserves on ACOR's properties. Revenues, other than interest on unused funds or from royalty interests, may not occur for some time, if at all. The timing and extent of these is variable and uncertain and accordingly ACOR is unable to predict when, if at all, profitability will be achieved.

ABILITY TO EXECUTE EXPLORATION AND DEVELOPMENT PROGRAM

     It may not always be possible for ACOR to execute its exploration and development strategies in the manner in which ACOR considers optimal. ACOR's exploration and development programs in Australia involve the need to obtain approvals from the relevant authorities, which may require conditions to be satisfied or the exercise of discretion by the relevant authorities. It may not be possible for such conditions to be satisfied.

AVAILABILITY OF DRILLING EQUIPMENT

     Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to ACOR and may delay exploration and development activities. Recent industry conditions have led to shortages of drilling equipment in certain areas. To the extent that ACOR is not the operator of its oil and gas properties, ACOR will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

HISTORY OF LOSSES

     ACOR has historically incurred losses from operations. There can be no assurance that ACOR will achieve profitability in the future. In addition, should ACOR be unable to continue as a going concern, realization of assets and settlement of liabilities other than in the normal course of business may be at amounts significantly different from those in the financial statements.

INVESTMENT RISKS

     Revenues, other than interest on unused funds or from royalty interests, may not occur for some time, if at all. The timing and extent of these is variable and uncertain and accordingly the Company is unable to predict when, if at all, profitability will be achieved. An investment in securities of ACOR is highly speculative and should only be made by persons who can afford a significant or total loss of their investment.

PROJECT RISKS

     ACOR will manage a variety of projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over runs could make a project uneconomic. ACOR's ability to execute projects and market oil and natural gas depends upon numerous factors beyond ACOR's control, including:

     o    the effects of inclement weather;

     o    the availability of drilling and related equipment;

     o    unexpected cost increases;

     o    accidental events;

     o    currency fluctuations;

     o    changes in regulations;

     o    the availability and productivity of skilled labour; and

     o the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

     Because of these factors, ACOR could be unable to execute projects on time, on budget or at all.

COMMODITY PRICES

     ACOR's future revenue, profitability, growth and the carrying value of its oil and natural gas properties will be substantially dependent on prevailing prices of oil and natural gas. ACOR's ability to borrow and to obtain additional capital on attractive terms will also be substantially dependent upon oil and natural gas prices. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond the control of ACOR. These factors include economic conditions in Australia and elsewhere in the world, the actions of the Organization of the Petroleum Exporting Countries (OPEC), governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and natural gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and natural gas could have an adverse effect in the future on ACOR's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations, as applicable. There can be no assurance that recent commodity prices will be sustained if and when ACOR commences production or over the life of the ACOR's operations. There is risk that commodity prices may decline in the future, although it is not possible to predict the time or extent of such decline.

ACCESS TO INFRASTRUCTURE

     ACOR's ability to market production from any potential oil and natural gas discoveries may depend on its ability to secure transportation. ACOR may also be affected by deliverability uncertainties related to the proximity of its potential production to pipelines and processing facilities and operational problems affecting such pipelines and facilities.

DELAYS IN BUSINESS OPERATIONS

     In addition to the usual delays in payments by purchasers of oil and natural gas to ACOR or to the operators, and the delays by operators in remitting payment to ACOR, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of ACOR in a given period and expose ACOR to additional third party credit risks.

HEDGING

     From time to time, ACOR may enter into agreements to receive fixed prices on any future oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, ACOR would not benefit from such increases. Similarly, from time to time, ACOR may enter into agreements to fix the exchange rate of various currencies used in its business in order to offset the risk of revenue or cost related losses in the event of currency fluctuations. There is no certainty that any such currency hedges which may be entered into will benefit ACOR.

EXPIRATION OF PERMITS, APPLICATIONS AND AUTHORITIES

     ACOR's properties are and will continue to be held in the form of permits, applications, authorities and working interests in permits, applications and authorities. If ACOR or the holder of the permits, applications and authorities fails to meet the specific requirement of the permits, applications or authorities (including any requirements as to their renewal where renewal is available), the permits, applications or authorities may terminate or expire. There can be no assurance that the obligations required to maintain each of the permits, applications and authorities will be met. The termination or expiration of ACOR's permits, applications and authorities or the working interests relating to the permits, applications and authorities could have a material adverse effect on ACOR's business, financial condition, results of operations and prospects.

OPERATIONAL DEPENDENCE

     In the future other companies may operate some of the assets in which ACOR has an interest. As a result, ACOR may have limited ability to exercise influence over the operation of such assets or their associated costs, which could have a material adverse effect on ACOR's business, financial condition, results of operations and prospects. Therefore, ACOR's return on the assets operated by others will depend upon a number of factors that may be outside of ACOR's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

MARKETS AND MARKETING

     The marketability and price of oil and natural gas that may be discovered or acquired by ACOR will be affected by numerous factors beyond its control. ACOR's ability to market oil and natural gas in the future, may depend upon its ability to acquire space on pipelines that deliver oil and natural gas to commercial markets including availability of processing and refining facilities and transportation infrastructure, including access to facilities, pipelines and pipeline capacity and economic tariff rates over which ACOR may have limited or no control. ACOR may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational and maintenance problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Any delay or failure to acquire access to, or improper operation or maintenance of, such pipelines and facilities could have a material adverse effect on ACOR's business, financial condition, results of operations and prospects.

COMPETITION

     Oil and gas exploration is intensely competitive in all phases and involves a high degree of risk. ACOR competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties. ACOR's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of ACOR. ACOR may also face competition from competitors on lands, which it currently holds a license or permit for in the event that, as a condition of the license or permit, it is required to partially relinquish certain of the lands. In this circumstance, if ACOR elects to re-apply for such permits or licenses, there are no assurances that ACOR will be successful. ACOR's ability to add reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

RELIANCE ON KEY PERSONNEL

     ACOR's success will depend in large measure on the performance of its management and other key personnel. The loss of the services of any of such persons could have a material adverse affect on the ACOR's business, financial condition, results of operations and prospects. ACOR does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of ACOR are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that ACOR will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgement, discretion, integrity and good faith of the management of ACOR.

THIRD PARTY CREDIT RISK

     ACOR is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to ACOR, such failures could have a material adverse effect on ACOR's business, financial condition, results of operations and prospects.

MANAGEMENT OF GROWTH

     ACOR may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of ACOR to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of ACOR to deal with this growth could have a material adverse effect on ACOR's business, financial condition, results of operations and prospects.

MARKET PRICE OF THE COMPANY'S SECURITIES

     The trading price of securities of oil and natural gas companies is subject to substantial volatility. This volatility is often based on factors both related and unrelated to the financial performance or prospects of the companies involved. The market price of the securities of ACOR could be subject to significant fluctuations in response to variations in ACOR's operating results, financial condition, liquidity and other internal factors. Factors that could affect the market price of the securities of ACOR that are unrelated to ACOR's performance include domestic and global commodity prices and market perceptions of the attractiveness of particular industries. The price at which the securities of ACOR will trade cannot be accurately predicted.

INSURANCE

     Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, ACOR is not fully insured against all of these risks, nor are all such risks insurable. Prior to drilling, ACOR will obtain insurance in accordance with industry standards to address certain of these risks. However, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not be insurable in all circumstances or, in certain circumstances, ACOR may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any such uninsured liabilities would reduce the funds available to ACOR. The occurrence of a significant event that ACOR is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on ACOR's business, financial condition, results of operations and prospects.

DIVIDENDS

     ACOR has not paid any dividends on any of its securities and it is not anticipated that ACOR will pay any dividends on any of its securities for the foreseeable future.

CONFLICTS OF INTEREST

     Certain directors and officers of ACOR are also directors and officers of other oil and natural gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as directors and officers of ACOR and as directors and officers of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as provided for under applicable law.

TITLE TO PROPERTIES

     Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of ACOR. To the extent title defects do exist, it is possible ACOR may lose all or a portion of its right, title, estate and interest in and to the properties to which the title relates.

ADDITIONAL FUNDING REQUIREMENTS

     ACOR will have limited financial resources and no cash flow from operations, and therefore will require additional financing in order to carry out its oil and natural gas exploration, acquisition and development activities. There can be no assurance that additional funding will be available, or available under terms favourable to ACOR. Failure to obtain such financing on a timely basis could cause ACOR to have limited ability to expend the capital necessary to undertake or complete future drilling programs, forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to ACOR.

     Moreover, future activities may require ACOR to alter its capitalization significantly. Financing by issuing additional securities from the ACOR's treasury may result in a change of control of ACOR and dilution to holders of securities of ACOR.

ISSUANCE OF DEBT

     From time to time, ACOR may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase ACOR's debt levels above industry standards. Depending on future exploration and development plans, ACOR may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither ACOR's articles nor its by-laws limit the amount of indebtedness that ACOR may incur. The level of ACOR's indebtedness from time to time could impair ACOR's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. If ACOR becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, lenders may foreclose on or sell ACOR's properties.

CURRENCY

     Many of the operational, capital and other expenses incurred by ACOR are paid in Australian dollars or US dollars. If ACOR achieves commercial production, the revenue from its products will likely be denominated in US dollars or Australian dollars. The assets and liabilities of ACOR are recorded in US dollars. As a result, fluctuations in the Australian dollar against the US dollar could result in unanticipated and material fluctuations in the financial results of ACOR. ACOR does not currently use derivative instruments to hedge exposure to foreign exchange risks.

DILUTION

     ACOR may make future acquisitions or enter into financing or other transactions involving the issuance of securities of ACOR which may be dilutive to existing security holders.

REGULATORY

     Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. ACOR's operations require licenses and permits from various governmental authorities. There can be no assurance that ACOR will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of its projects.

     In Australia, while government policies and regulations in relation to exploration, production and marketing are similar in many respects, they ultimately vary between different states and between different governing bodies. ACOR's activities will require compliance with various laws, both state and those of the Commonwealth of Australia, relating to, among other things, the protection of the environment, Aboriginal cultural heritage, native title rights, the protection of workers and the public. Changes in government, government policies and legislation could have a material adverse effect on ACOR's business, financial condition, results of operations and prospects.

     In particular, in order to pursue its exploration programs in Australia, ACOR may require approval from government and non-government bodies to facilitate access to any blocks and tenements in which it has an interest. Any tenements residing within reserves, including national parks and conservation reserves, which are subject to state and Commonwealth legislation could be subject to a change in legislation that could have a material adverse effect on ACOR's business, financial condition, results of operations and prospects. In addition, any tenements residing in areas which are subject to government policies regarding national defence or of any other particular national interest to Australia may be subject to access requirements that could result in a material adverse affect on ACOR if they are particularly onerous to ACOR.

     ACOR's licenses, permits and authorizations will be subject to applications for renewal in accordance with their terms. Where a licensee has not complied with the conditions to which an exploration permit is subject, or any directions given by the relevant Minister and the Minister is not satisfied that special circumstances exist that justify the granting of the renewal of the permit, the Minister may refuse to grant a renewal of a permit. Where a Minister is satisfied that a commercially exploitable accumulation of petroleum may occur in an exploration permit area, the Minister may require the licensee to apply for a production license or risk losing the exploration permit. A Minister may also refuse to grant a production license, or may grant a production license subject to such conditions as the Minister sees fit but which are unfavourable or particularly onerous to ACOR. If a permit is not renewed or a production license is not granted or granted subject to unfavourable conditions, ACOR may suffer significant damage through loss of the opportunity to develop and discover that tenement and this could have an adverse effect on ACOR's business plan.

     Rights to licenses, permits and authorities held by ACOR carry with them various obligations in regard to minimum expenditure levels, work commitments and responsibilities in respect of the environment and safety generally. Failure to observe such requirements could prejudice the right to maintain title to a given area.

ENVIRONMENTAL RISKS AND REGULATIONS

     All phases of the oil and natural gas business present potential environmental risks and hazards and are therefore subject to environmental regulation pursuant to a variety of federal, state and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and the potential for increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require ACOR to incur costs to remedy such discharge. Generally, Australian state and territory legislation and associated regulations include provisions for the regulation of activities on petroleum tenement lands. Statutory provisions require petroleum tenement lands to be protected and rehabilitated to ensure that environmental damage is avoidable or minimal where authorized. These provisions may require approvals and consents to be obtained before certain lands may be accessed and explored. In addition, each state and territory government may impose a wide range of obligations on tenement holders to ensure that petroleum operations comply with various environmental standards and requirements.

     No assurance can be given that environmental laws will not result in a curtailment of future production (if any) or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company's financial condition, results of operations or prospects.

CHANGES IN LEGISLATION

     The return on an investment in securities of ACOR is subject to changes in Canadian, US and Australian tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects ACOR or the holding and disposing of the securities of ACOR.

     Legislation, regulations and policies continue to be introduced by government and government agencies concerning the security of industrial facilities, including oil and natural gas facilities. ACOR's operations may be subject to such laws and regulations. Presently, it is not possible to accurately estimate the costs ACOR could incur to comply with any such laws or regulations, but such expenditures could be substantial.

INCOME TAXES

     ACOR will file all required income tax returns and believes that it will be in full compliance with the provisions of the Income Tax Act (Canada), the Australian taxation laws and all other applicable tax legislation. However, such returns are subject to reassessment by applicable taxation authorities. In the event of a successful reassessment of ACOR, whether by recharacterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

CLIMATE CHANGE

     Australia is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so called "greenhouse gases". Subsequently, representatives from approximately 170 countries met in Copenhagen, Denmark to attempt to negotiate a successor to the Kyoto Protocol. The result of such meeting was the Copenhagen Accord, a non-binding political consensus rather than a binding international treaty such as the Kyoto Protocol.

     ACOR's exploration and production facilities and other operations and activities emit greenhouse gases and ACOR may therefore be required to comply with various laws under the jurisdiction in which its activities are being carried out. For example, for its Australian activities, it will be required to report its greenhouse gas emissions to the Australian government where those emissions exceed the thresholds prescribed under the National Greenhouse and Energy Reporting Act 2007 (Cwth). In addition, the Australian Energy Efficiency Opportunities Act 2006 (Cwth) requires persons using more than certain amounts of energy per year to identify and implement opportunities for energy efficiency and to publicly report the results of those measures.

     The direct or indirect costs of these laws and regulations could have a material adverse effect on ACOR's business, financial condition, results of operations and prospects. The future implementation or modification of greenhouse gases regulations, whether to meet the limits required by the Kyoto Protocol, the Copenhagen Accord or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of ACOR. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact on ACOR and its operations and financial condition.

GEO-POLITICAL RISKS

     The marketability and price of oil and natural gas that may be acquired or discovered by ACOR is and will continue to be affected by political events throughout the world that cause disruptions in the supply of oil. Conflicts, or conversely peaceful developments, arising in the Middle East, and other areas of the world, have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and therefore result in a reduction of ACOR's net production revenue (if any).

     In addition, ACOR's properties and facilities could be subject to a terrorist attack. If any of ACOR's properties, wells or facilities are the subject of terrorist attack it could have a material adverse effect on ACOR's business, financial condition, results of operations and prospects. ACOR will not have insurance to protect against the risk from terrorism.

NATIVE TITLE

     The requirement to comply with the procedures provided for under the Native Title Act where native title has not been extinguished is likely to be affected by exploration or production activities have the potential to significantly delay the grant of petroleum tenements in Australian jurisdictions. To the extent such requirements delay or restrict the granting of any petroleum tenements to ACOR, or petroleum tenements are not granted to ACOR, it could have a material adverse effect on ACOR.

ALTERNATIVES TO AND CHANGING DEMAND FOR HYDROCARBON PRODUCTS

     Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. The Company cannot predict the impact of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows and therefore on the dividends declared on the Common Shares.

FORWARD-LOOKING INFORMATION MAY PROVE INACCURATE

     Numerous statements containing forward-looking information are found in this Form 20-F, documents incorporated by reference herein and other documents forming part of the Company's public disclosure record. Such statements and information are subject to risks and uncertainties and involve certain assumptions, some, but not all, of which are discussed elsewhere in this document. The occurrence or non-occurrence, as the case may be, of any of the events described in such risks could cause actual results to differ materially from those expressed in the forward-looking information.

GOVERNMENT APPROVAL FOR SHARE ACQUISITIONS

     There are circumstances in which the acquisition of shares by a foreign person or corporation in a foreign corporation which has an Australian subsidiary (such as ACOR) may activate the Australian Treasurer's powers and, in order to avoid an adverse order by the Australian Treasurer, require the foreign person or company to provide prior notification of the proposed acquisition and seek a statement of no objections in respect of that proposal. In such case, the associated risks include the Australian Treasurer objecting to the acquisition, the Australian Treasurer imposing conditions on a statement of no objection which are onerous, prohibitive or non- commercial, having regard to the individual circumstances of the foreign person or company and the time period for assessing the acquisition being extended and unduly delaying the foreign person's or company's ability to purchase the shares.

ABORIGINAL HERITAGE

     The procedures and regulatory powers set forth in applicable laws relating to the protection of Aboriginal cultural heritage in Australia may delay, limit or prevent oil and gas exploration activities in Australia. Such procedures and powers, to the extent they affect ACOR, could have an adverse effect on ACOR's business, financial condition, results of operations and prospects.

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF ACOR

BUSINESS DEVELOPMENT

     Australian-Canadian Oil Royalties Ltd. ("ACOR", the "COMPANY", "WE", "US" or "OUR") was incorporated in April of 1997 under the Companies Act (British Columbia). The Company's registered U.S. office is located at 1301 Avenue M, Cisco, Texas 76437, telephone number (254) 442-2638. Our website address is www.aussieoil.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this Form 20-F.

     The Company has continued to be active with its Working Interests and overriding royalty positions held both domestically and internationally. The business of ACOR during 2012 was to work on its existing Working Interest projects as well as study the oil and gas exploration acreage available in Australia in basins that demonstrate a high probability of success with the maximum rate of return for dollars invested. For additional information on our Working Interests, see Item 4.D "Property, Plant and Equipment".

CURRENT BUSINESS OPERATIONS

     2012 was a transformative year for the Company. In March, we completed the acquisition of six oilfields in the Surat Basin in Australia (see Item 4.A "History and Development of ACOR - Surat Basin Acquisition" below) which marks the transition for the Company from being primarily in the business of purchasing and holding ORRIs to the exploration, development and production of crude oil and natural gas in Australia. ACOR's business is related to the principal products of oil and gas, and is dependent on various factors, which are discussed below. The average sales price per barrel of oil from the Company's interests located in Australia during 2012 was $111.67 (2011 - $114.35).

     The acquisition, exploration, development, production and sale of oil and gas are subject to many factors that are outside the Company's control. These factors include: market prices; national and international economic conditions; import and export quotas; availability of drilling rigs, casing, pipe, and other equipment and supplies; availability of and proximity to pipelines and other transportation facilities; the supply and price of competitive fuels; and the regulation of prices, production, transportation, and marketing by domestic and foreign governmental authorities. Additionally, the Company generally has no control over whether the owner or operator of leases to which its Overriding Royalty Interests are attributable will elect to explore for oil and gas on such properties, or to develop them following discoveries that may occur. Each of these factors may affect the rate at which oil and gas are produced on properties in which the Company has an interest or affect whether wells will be drilled on such properties, and could otherwise materially affect ACOR's earnings.

     Due to flooding, most exploration activities were cancelled or delayed on the Company's onshore Australian interests during 2012. As a result of poor production performance, a critical offshore field where the Company held an ORRI interest was also shut-in for evaluation for much of 2012. As a result of these issues, revenues in 2012 were below prior years.

     During the year, the Company completed one workover on a well in the Surat Basin. The workover was unsuccessful, and the well was subsequently shut-in for additional evaluation.

     For further information on each of the Company's interests, see Item 4.D "Property, Plant and Equipment".

SURAT BASIN ACQUISITION

     On March 1, 2012, the Company acquired a 100% working interest in PL 18, PL 40, and a 50% working interest in PL 280, located in the Bowen/Surat Basin in Queensland Australia. This basin was home to the first oil discovery in Australia, and is currently the focus of significant coal-seam gas exploration and production activity by others.

     The assets acquired by ACOR include six oilfields: Yellowbank Creek, Thomby Creek, Louise, McWhirter, Narrows and Beardmore. These fields were developed in the 1970's and 1980's, and have collectively produced approximately 7-10% of the estimated oil originally in place ("OOIP"). ACOR believes that up to 50% of the OOIP is potentially recoverable through the application of well-established enhanced recovery techniques including downspacing, horizontal drilling, and reservoir pressure maintenance through waterflooding.

     For further information on each of the Company's interests, see Item 4.D "Property, Plant and Equipment".

TERRA-NOVA FARMOUT

     In May 2012, the Company announced the completion of a definitive farm-out agreement with Terra Nova Minerals Inc. ("TERRA NOVA") on the exploration of its South Australia Cooper Basin holdings. Under the farmout terms, Terra Nova can earn up to a 55% working interest in ACOR's PEL 112 and PEL 444 concessions by funding seismic acquisition and a six well drilling program on the properties.

     During 2012, Terra Nova completed a 127 km3 3D seismic survey on PEL 112 and earned a 20% working interest in PEL 112.

RENEWAL OF ATP-582

     In September 2012, the Company obtained a renewal for ATP 582 from the Queensland Department of Natural Resources and Mines. The renewal term is for a period of four years, expiring July 31, 2016.

     For further information on each of the Company's interests, see Item 4.D "Property, Plant and Equipment".

PROPOSED FUTURE BUSINESS OPERATIONS

     The Company's strategy is three fold: 1) to seek Overriding Royalty Interests in oil and gas concessions within sedimentary basins in Australia, 2) to explore and develop the oil and gas concessions in Queensland, Australia in which it holds a Working Interest and 3) to seek other Working Interests in oil and gas concessions within other sedimentary basins of Australia to promote oil and gas exploration through seismic programs and drilling operations.

     During 2013, the Company intends to secure additional financing to undertake seismic activities on its assets in Queensland. The Company's ability to explore other oil and gas opportunities is dependent on adequate capital resources being available and equity being obtained, and/or finding partners to fund the exploration and drilling programs on the areas in which the Company holds Working Interests.

     For further information on each of the Company's interests, see Item 4.D "Property, Plant and Equipment".

COMPETITION

     The Company is competing with other oil companies for oil and gas leases and concessions. The oil and gas industry is highly competitive in all of its phases, with competition for favorable producing royalties, overriding royalties, and good oil and gas leases being particularly intense. The Company believes that the exploration program, promised expenditures, geological and geophysical skill, and familiarity with an area of operations are the primary competitive factors in the identification, selection, and acquisition of desirable leases. When attempting to purchase interests in such properties, the Company competes with independent operators and major oil companies.

FOREIGN TAXES AND UNITED STATES TAX CREDITS

     As a result of its Overriding Royalty Interests attributable to properties outside the United States, the Company is subject to the imposition of taxes by foreign governments upon the Company's income derived from such foreign jurisdictions. These taxes are of various types, with differing tax rates, and are subject to change. Generally, the Company's income from a foreign jurisdiction will be taxed in the same manner as that for other companies operating in the jurisdiction, but discriminatory taxation by a particular jurisdiction may occur. The current non-resident corporate income tax rate in Australia, for Overriding Royalty Interests, is 30%.

     As a Canadian corporation, the Company is liable for income taxes under the laws of Canada. Under Canadian law the Company's Australian-source income is subject to a 38% tax (on Canadian income). We believe the 30% Australian tax should be a partial credit toward the payment of the 38% Canadian tax under double taxation treaties between the countries.

     The Company is taxable in the U.S. on U.S. source income. Because there has been neither U.S. source net income nor any income effectively connected with a U.S. trade or business, there have been no U.S. taxes incurred to date.

GOVERNMENTAL REGULATION

     Oil and gas operations are subject to federal, state and local laws and regulations governing waste, environmental quality, pollution control, conservation and other measures regarding environmental and ecological matters. It is impossible to predict the impact of environmental legislation and regulations on the Company's operations and earnings in the future.

     The domestic production and sale of oil and gas are subject to federal regulation by the Department of Energy and the Federal Energy Regulation Commission. Rates of production of oil and gas have for many years been subject to federal and state conservation laws and regulations. In addition, oil and gas operations are subject to extensive federal and state regulations concerning exploration, development, production, transportation, and pricing, and even to interruption or termination by governmental authorities.

     In foreign countries, the Company may be subject to governmental restrictions on production, pricing and export controls. Regulations existing or imposed upon the Company or its properties at the time of their acquisition may change to an unpredictable extent. The Company will have little or no control over the change of regulations or imposition of new regulations and restrictions, expropriation or nationalization by foreign governments or the imposition of additional foreign taxes. Management believes that these actions are unlikely to be undertaken by the state governments of South Australia, Queensland or Victoria, where all of the foreign oil and gas properties from which the Company receives royalty income are currently located.

FOREIGN CURRENCY

     Due to the nature of the Company's activities in Australia, portions of the Company's operating capital may at times be held in various foreign currencies. This subjects the Company to the risk of currency fluctuations and changes in rates of conversion for different currencies. The Company does not engage or expect to engage in any hedging or other transactions, which are intended to manage risks relating to foreign currency fluctuations. Additionally, revenues generated in foreign countries in which the Company has or may acquire interests may be subject to governmental regulations, which restrict the free convertibility of such funds, and all remittances of funds out of these countries might require the approval of the applicable government's exchange control agency. Presently, the Company experiences no difficulties with the free convertibility of funds from Australia. In the Company's opinion, the foreign exchange control laws currently in effect in Australia do not unreasonably delay the remittance of funds generated in Australia to the United States. The exchange rate on May 15, 2013 was $0.9979 Australian = $1.00 United States dollar.

REGULATION OF OIL AND NATURAL GAS PRODUCTION

     Our oil and natural gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal, state and local authorities and agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and natural gas industry increases our cost of doing business and affects our profitability. Although we believe we are in substantial compliance with all applicable laws and regulations, because such rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws.

     Many states require permits for drilling operations, drilling bonds and reports concerning operations, and impose other requirements relating to the exploration and production of oil and natural gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells.

ENVIRONMENTAL MATTERS

     Our operations and properties will be subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may: (i) require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities; (ii) limit or prohibit construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and (iii) impose substantial liabilities for pollution resulting from our operations. The permits required for several of our operations are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce their regulations, and violations are subject to fines or injunctions, or both. In the opinion of management, we are in substantial compliance with current applicable environmental law and regulations, and we have no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on our business operations, as well as the oil and natural gas industry in general.

4.B BUSINESS OVERVIEW

     The Company's principal activities are the exploration, development and production of oil, natural gas, and natural gas liquids in Australia. In addition, the Company has acquired and sold ORRI's on production in Australia. The Company previously held ORRI on natural gas production in the United States, however it has not received any material revenues from these ORRI's since 2009.

     For the past three years, all of the Company's revenues were earned from ORRI's on Australian oil, natural gas and natural gas liquids production.

     The Company has WI operations and ORRI interests in the States of Queensland, South Australia and Victoria in Australia, and is subject to the laws and regulations of both the States and the federal laws of Australia, where applicable.

     The Company has ORRI's in Texas and Kentucky, however it has not earned any revenues on these interests in several years. The Company is subject to applicable State and federal laws of the United States.

     The Company is incorporated in Canada, and has wholly-owned subsidiaries domiciled in Canada. The Company and its Canadian subsidiaries are governed by federal and provincial corporate laws, were applicable.

4.C ORGANIZATIONAL STRUCTURE

SIGNIFICANT SUBSIDIARIES

     The following table sets forth each of our significant subsidiaries, the jurisdiction of organization and the percentage ownership held by us.



                                             JURISDICTION         PERCENTAGE
                                             OF                   OWNERSHIP
                                             ORGANIZATION
         --------------------------------------------------------------------
         Cooper-Eromanga Oil Inc.            Texas, USA              100%
         Chelsea Oil Australia Pty. Ltd.                             100%
                                             Queensland,
                                             Australia
         1629518 Alberta Ltd.                Alberta,                100%
                                               Canada
         Cooper Basin Oil & Gas Inc.         Texas, USA               20%


ORGANIZATIONAL CHARTS

     The chart below presents a summary of our ownership and organizational structure. Each subsidiary companies Country or State of domicile is represented in parenthesis, and the ownership of each subsidiary is represented as a percentage.

                              AUSTRALIAN-CANADIAN
                               OIL ROYALTIES LTD.
                                    (CANADA)

                COOPER-EROMANGA OIL INC.,       CHELSEA OIL AUSTRALIA PTY.
                      100% (TEXAS)                LTD., 100% (AUSTRALIA)

               1629518 ALBERTA LTD., 100%        COOPER BASIN OIL & GAS
                        (ALBERTA)                   INC., 20% (TEXAS)

4.D PROPERTY, PLANT AND EQUIPMENT

     The Company's principal office space is located at 1301 Avenue M, Cisco, Texas 76437. The Company maintains a second operational office in Canada at 1580, 727 - 7th Ave SW, Calgary, AB, T2P 0Z5.

     The Company holds Working Interests and ORRI's in Queensland, Victoria and South Australia. See Item 4.D "Property, Plant and Equipment - Working Interest Holdings", Item 4.D "Property, Plant and Equipment - Producing Overriding Royalty Interests" and Item 4.D "Property, Plant and Equipment - Non-Producing Overriding Royalty Interests" below for an itemised listing of the Company's interests and associated geographic region.

     The Cooper/Eromanga Basin encompasses the southwestern portion of the state of Queensland and the northeast corner of South Australia, and is Australia's main onshore producing oil and gas basin. Management believes the Company's overrides are in a prime location since the majority of the Company's interests form nearly continuous blocks adjoining the producing block of Santos et al. which has reserves in excess of one billion barrels of oil equivalent.

     The Georgina and Simpson Desert Basin's cover portions of the Northern Territory, South Australia and Queensland.

     The Bass Strait of the Gippsland Basin is located between the states of Victoria and Tasmania which have had in excess of 4 billion barrels of oil/condensate and 12 TCF gas reserves discovered since exploration drilling began in 1964.

     The Surat Basin is located in Queensland, and is home of the first commercial oil discovery in Australia, the Moonie Field. The Surat Basin has experienced considerable coal-seam gas exploration, development and production in recent years, as technological advances in horizontal and fracture stimulation has enabled the coal seams to produce in commercial and economic quantities.

     During 2012, the Company received revenues from four of its ORRIs: ATP 267, ATP 299, ATP 560, and VIC/P54. For further information, see Item 5. "Operating and Financial Review and Prospects - Management's Discussion and Analysis of Financial Condition and Results of Operation".




                                       WORKING INTEREST HOLDINGS

                                                                       Working Interest
  License          Basin             Operator          Gross Acres           (WI)         Net WI Acres
-------------------------------------------------------------------------------------------------------
   PL 18           Surat          Chelsea Oil(2)         46,482              100%            46,482
   PL 40           Surat          Chelsea Oil(2)         18,744              100%            18,744
  PL 280           Surat          Chelsea Oil(2)         23,308              50%             11,654
                Georgina /       Cooper-Eromanga
  ATP 582         Simpson           Oil(1),(2)          5,022,000            100%           5,022,000
  PEL 100    Cooper / Eromanga    Cooper Energy          73,143             1.00%              731
  PEL 112    Cooper / Eromanga  Holloman Energy(1)       542,643           13.8325%          75,061
  PEL 444    Cooper / Eromanga  Holloman Energy(1)       582,674           13.8325%          80,598
   TOTAL                                                6,308,994                           5,255,270

------------------

(1) Subject to a reduction in working interest as a result of farmout agreements.

(2) Wholly owned subsidiary of ACOR.

                                PRODUCING OVERRIDING ROYALTY INTERESTS

                                                                                           Net Royalty
  License          Basin             Operator          Gross Acres       ORR Interest         Acres
--------------------------------------------------------------------------------------------------------
  VIC P54        Gippsland         Nexus Energy          155,676            0.05%              623
PEL 111(3)   Cooper / Eromanga     Senex Energy          290,101            0.10%             2,320
  PEL 115    Cooper / Eromanga     Senex Energy          65,730             0.10%              526
  ATP 267    Cooper / Eromanga        Santos             220,800            0.17%             3,029
  ATP 299    Cooper / Eromanga        Santos             441,600            0.06%             2,031
  ATP 560    Cooper / Eromanga     First Source          625,600            0.25%            12,512
   TOTAL                                                1,799,507                            21,041

(3) 1.0% Working Interest only in the Cleansweep field in addition to the ORRI hekd
-------------------------------------------------------------------------------------------------------

                              NON-PRODUCING OVERRIDING ROYALTY INTERESTS

                                                                                           Net Royalty
  License          Basin             Operator          Gross Acres       ORR Interest         Acres
  PEL 88     Cooper / Eromanga    Cooper Energy          816,436            0.30%            19,594
  PEL 424    Cooper / Eromanga     Senex Energy         1,516,733           0.10%            12,134
  ATP 544    Cooper / Eromanga    Australia Pete         901,600            0.81%             5,828
  ATP 550    Cooper / Eromanga    Discovery Geo          276,000            0.25%             5,520
                Georgina /       Cooper-Eromanga
  ATP 582         Simpson             Oil(4)            5,022,000           0.67%            269,581
   TOTAL                                                8,532,769                            312,657

------------------

(4) Wholly owned subsidiary of ACOR.

GEORGINA AND SIMPSON BASINS - ATP 582 (ACOR 100% WI)

     ATP 582 is the largest on shore permit in Queensland, comprising 5.0 million acres over portions of the Southern Georgina Basin and the Simpson Basin. Both basins are largely unexplored by North American standards, and both are thought to be highly prospective for unconventional hydro-carbon resources. As a result, large financial commitments have been made by world-class majors including Statoil, Total and Santos on lands immediately offsetting ATP 582 in both basins.

SOUTHERN GEORGINA BASIN

     The Southern Georgina Basin covers more than 100,000 square km (24.6 million acres) in the Northern Territory (N.T.) and Western Queensland (QLD). Major Structural features of the basin are the Dulcie Syncline in N.T and the Toko Syncline in QLD, where Cambrian aged sediments reach 30 meters and up to 400 meters, respectively. ATP 582 lies exclusively in the Toko Syncline and includes the three wells that have penetrated the sequence that provide evidence of a petroleum system within the Middle Cambrian: Netting Fence-1, Todd-1 and Mirrica-1.

     The existence of giant oil and gas fields in Neoproterozoric / Cambrian aged rocks in Siberia and the Middle East (Oman) suggests the potential for similar accumulations in the Southern Georgina. Additionally, and perhaps more importantly, recent technical advances and wide spread success in horizontal drilling and multistage frac stimulation of unconventional hot shale zone and the overlying mixed elastic and carbonate Lower Arthur Creek sequence a high value exploration target.

PROSPECTIVITY

     The Toko Syncline is regarded as being the most prospective part of the Southern Georgina Basin due to its much thicker sequence of Cambrian strata, in particular the Arthur Creek sequence. Additionally, seismic data indicates that the Toko syncline has not experienced the most recent uplift and normal faulting that characterize the Dulcie Syncline in Northern Territory, thus preserving trap integrity.

CONVENTIONAL PROSPECTIVITY

     Based on maturation studies, it has been determined that ATP 582 most likely straddles the oil / wet gas / dry gas continuum. This is supported by oil shows in the Todd-1 (1991) well and high mud gas readings in Netting Fence-1
(1964) and Mirnca-1 (1980), the only wells to penetrate the Cambrian section of the Toko Syncline, and all within ATP 582. Further evidence of the hydrocarbon system is the flow of slightly more than 200 mcfpd from a shallower Ordovician sandstone in the Ethabuka-1 well (1974) which was abandoned at 6430 feet (1960m) for mechanical reasons before reaching the prospective Cambrian strata. Electric logs were able to be run to only 5300 (1615m) so correlations to Mirrica 1 are not precise. It appears however that the gas bearing zone in Ethabuka-1 correlates to a tight sand (Kelly Creek Formation) in the structurally higher Mirrica-1 that exhibited "minor dull yellow fluorescence with gas cut." This down-dip gas in Ethabaka-1 has lead Central Petroleum Ltd. to a management estimated of more than 4 Tcf in a quasi-conventional structural trap of middle Cambrian strata against the Toomba fault and including Mirrica-1. More than half of this resource would be within ATP 582.

     Further potential for conventional structural and stratigraphic traps within ATP 58P exists in the Thorntonia carbonate, the Steamboat sandstone and Lower Ordovician clastics that yielded gas at Ethabuka. A review of the older existing seismic on the permit has a number of structural leads that require additional new data to verify closure.

UNCONVENTIONAL PROSPECTIVITY

     Recent advances in horizontal drilling and completion techniques have made formations like the Arthur Creek very prospective. The Lower Arthur Creek consists of a radioactive "Hot Shale" and an additional overlying zone of apparent source rock defined by the Passey Method of well log interpretation, further overlain by the Upper Arthur Creek sequence of interbedded fine elastics, silty shales and carbonates.

     It is the Hot Shale zone that is present throughout most of the [SOUTHERN] Georgina Basin, including the Dulcie Syncline area in N.T. and the Toko Syncline in QLD. It is this zone that is currently being evaluated by Petrofrontier and Statoil (up to $210.0 million combined work program) and to which independent evaluators have assigned considerable prospective resources. Within ATP 582, Ryder Scott has assigned 4.1 Tcf of recoverable prospective resources to the Hot Shale, however, it is the aforementioned log-defined source rock not present in the NT portion of Southern Georgina Basin that is of the primary interest to the Company. This zone has TOC of 1 to 2% and is thought to be not only prospective on its own, but also to be the source of the hydrocarbon shows observed in Mirrica, Netting Fence, and Todd wells. Management estimates 2.4 billion barrels of recoverable liquids and gas in these zones within ATP 582. This is the geological model shared by Central Petroleum Ltd. and Total, who have committed up to $190.0 million to the adjoining permits held by Central Petroleum Ltd. and who have likened the Arthur Creek to the highly prolific Vaca Muerta shale being exploited in Argentina at present.

SIMPSON BASIN

     Simpson Basin sediments include Permian and Triassic strata and are thought to underlay up to 2,500 square kilometers (617,000 acres) of the southernmost part of ATP 582. These are the equivalent of the strata known to be the principal source rock for the many oil and gas pools of the nearby Cooper Basin, and which are currently in the early stages of being exploited for their unconventional hydrocarbon potential in that area.

     Adjacent to ATP 582 in Northern Territory EP 163, independent operator Tamboran Resources Pty Ltd. has reported possible original gas in place of 12 to 25 Tcf in these Triassic beds of the Simpson Basin sequence and the overlying basal Jurassic Poolowanna of the Eromanga Basin sequence. While the area of similar potential for these beds within ATP 582is not accurately known at this time, it is not unreasonable that potential may exist for a similar significant unconventional resource in place.

     Further, ATP 582 currently has two seismically-defined prospects with four-way closure that may contain significant conventional light reserves expelled from these same source rocks, and at least two current seismic leads that require additional data to confirm closure. This area of ATP 582 is almost totally unexplored save for older seismic data and as new play concepts evolve and new exploration and drilling methods develop, it may prove to have great potential value.

OUTLOOK

     ACOR has developed a 116km 2D seismic program for the Southern Georgina Basin, and a 300 km 2D seismic program for the Simpson Basin. Government and landowner consents are currently being acquired for the Southern Georgina Basin, and subject to financing, the Company intends to acquire seismic here in the second half of 2013, followed by the Simpson Basin seismic in the first half of 2014.

     Following the acquisition of seismic, the Company intends to drill two vertical wells in the Southern Georgina Basin, and 1-2 vertical wells in the in Simpson Basin. The Southern Georgina Basin wells will be cored and stimulated by way of multi-stage fracturing.

     The Simpson Basin well will be a stratigraphic test to determine the presence of prospective unconventional sediments concurrent with a conventional structural test.

COOPER BASIN - PEL 112 AND 444 (ACOR 13.8235% WI)

     PEL's 112 and 444 located on the currently active "Western Flank" of the Cooper Basin in South Australia. Total gross acreage of 1,125,317 million acres (155,659 net) is split almost evenly between the permits.

     The Western Flank play has proven the prospectivity of Eromanga Basin sediments beyond the edge of Cooper Basin sediments, which are thought to be the principal source rock in the area. Since 2002, more than 20 discoveries have been made on lands adjacent to both PEL's 112 and 444. The traps are structural and generally small in area, making 3D seismic the critical element in defining new prospects. When discovered, these pools are highly prolific with initial production rates from 200 bopd to 6700 bopd, and an average of 2,560 bopd. Pay zones are often stacked and consist of high quality sandstone reservoirs. Potential recoverable reserves are dependent on pool area, pay thickness, etc., but are estimated at one to five million barrels per prospects based on initial 2D seismic definition of potential closures.

OUTLOOK

     Pursuant to the farm-out to Terra Nova, the Company will be participating in three wells on PEL 112 and the acquisition of up to 130 km2 of 3D seismic on PEL 444 during 2013. This program is fully carried by Terra Nova, at no cost to the Company. If the program is completed in full, the Company will retain a 5.6% WI in PEL 112. If Terra Nova completes drill three wells on PEL 444 following the 3D seismic program, the Company will also retain a 5.6 WI.

SURAT AND BOWEN BASINS - PL 18, 40 AND 280 (ACOR 100% WI)

     The Surat and Bowen basins were the site of the first hydrocarbon discoveries in Australia. Exploration began in 1900 when a deep water well flowed gas from a Jurassic sand within the Surat Basin sequence. Further gas was discovered in the same Jurassic sand in 1934, and in 1945 gas was flowed from a Triassic sand within the deeper Bowen Basin sequence.

     All early exploration was based on surface geological mapping until the early 1950's when the Bureau of Mines and Resources ("BMR") undertook the first seismic. Industry quickly adopted seismic and discovered the Moonie pool, with reserves of 24 million barrels in 1961. Activity waned in the 1970's due to government disincentives but resumed in earnest in 1978, using better quality seismic. This increased activity yielded a number of significant discoveries including the Yellowbank pool within ACOR's PL 18.

     More than 180 petroleum "accumulations" have been discovered in the Bowen and Surat basins, an accumulation consisting of at least "a discrete measured recovery of petroleum during a well test."

     While the Bowen and Surat Basins are now considered a mature petroleum province, and future discoveries are likely to be smaller, significant potential exists to apply secondary recovery schemes to existing pools.

ACOR PRODUCTION PERMITS

     ACOR holds a total of 88,500 gross acres (77,000 net acres) over three production permits. These lands include six oil pools that have collectively commercially produced 770,000 barrels of oil under primary production. This is 7% of the independently estimated (Sproule Report, 2013) oil originally in place of nearly 14 million barrels. Given the nature of the reservoirs and 51(degree) API gravity of the oil, ACOR believes secondary methods, including waterflooding and horizontal drilling should result in a much greater recovery factor.

     Although the Bowen and Surat Basins are regarded as mature exploration provinces and the majority of the pools are nearing depletion of the reserves under primary methods, considerable potential exists for the application of 3D seismic, enhanced recovery schemes and possible horizontal drilling. Not to be discounted are the possibilities of smaller now pool discoveries which, due to the proximity of established infrastructure, may not otherwise be economic to exploit. Utilization of 3D seismic is expected to contribute greatly to uncovering these opportunities.

OUTLOOK

     Along with a 3D seismic survey of the productive trend, ACOR's immediate plans call for conversion of Yellowbank Creek 1 to a water injection well, re-pressuring the reservoir at least practically, and re-establishing production from Yellowbank Creek 2 and 3. These wells were producing at a 5% oil cut when shut-in, which should be able to be maintained at higher volumes upon re-pressuring and is [in] line with oil cuts experienced in western Canadian pools such as the Dina and Taber pools in Alberta.

     Concurrent with this, the already permitted 3D program will further define the existing pools and possible further develop additional drilling locations, as well as new pool prospects. This improved reservoir definition will also greatly aid in the design and implementation enhanced recovery through additional water-flood and horizontal drilling of the current pools.

     Further, ACOR believes that similar opportunities exist for further exploitation of mature pools within the basin generally, and has one or more in sight at present.

ACOR OVERRIDING ROYALTY INTERESTS

     The Company received revenues from four of its Australian Overriding Royalties during the year. The Longtom Field on VIC P54 was the largest revenue contributor during the year. Legacy Overriding Royalties on the Company's other licenses have declined as the previously discovered pools are in decline, and there has been limited exploration activities during the year. As the Company enters into active production in the Surat Basin, revenues from ORRI interests as a percentage of total revenues will decline. The Company will continue to seek opportunities to acquire ORRIs, however its primary focus has moved towards the development of its existing WI properties.

     See also the information contained under Item 3.D "Risk Factors" and Item 5 "Operating and Financial Review and Prospects".

4.E UNRESOLVED STAFF COMMENTS

         Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our audited financial statements and the related notes accompanied thereto. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Form 20-F. Our audited financial statements are stated in United States dollars and are prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

GENERAL DISCUSSION

     2012 was transformative for ACOR. The Company completed its first corporate and property acquisitions, acquiring an interest in six oilfields in the Surat Basin. As opposed to the previous strategy of farming out its assets, the Company intends to continue to move to operated exploration, development and production, and is developing those capabilities in-house.

RESULTS OF OPERATIONS

     During 2012, the Company's oil and gas revenues decreased 30% over the prior year, and increased 14% over 2010. In 2012, revenues were $90,353 compared to $125,726 in 2011 and $77,652 in 2010. Substantially all of these revenues during the past three years have come from the Company's ownership in ATP 299 and ATP 267, oil and gas concessions located in the Cooper/Eromanga Basin of Queensland, Australia, and VIC P54 located in the Bass Strait of Gippsland Basin of Victoria, Australia.

      General and administrative expenses increased over the prior year by 20%, from $316,458 to $396,848, and increased 156% over 2010. The increase in 2012 is largely attributable to higher legal costs associated with the corporate acquisition of the Surat Basin assets, the farmout to Terra Nova, and the renewal of ATP 582. The increase in 2011 was due primarily to higher contract services costs related to the acquisition of the Surat assets.

     Other income (expense) for the Company includes interest income, interest expense and foreign exchange gains and losses. In aggregate, these expenses increased from $2,353 in 2010 to $11,887 in 2011 and down to $10,396 in 2012.
The increase over the prior years is the increased Australian operational activities undertaken over the comparable periods.

     Australian income taxes were$17,822, $17,925 and $10,026 in 2012, 2011 and 2010, respectively. The increases of both periods over 2010 are primarily attributable to taxes incurred on the Company's operated concessions in Queensland.

     The net loss for the year ended December 31, 2010 was $147,311 and over the same period in 2011 was $262,283 compared to a net loss of $364,085 for the year ended December 31, 2012. The increase over the comparative periods is attributable to higher contract services costs and professional fees related to the acquisition of the Surat assets. Per share losses were $0.01 per share for each of the years.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's Total Current Assets as of December 31, 2012 were $403,129 compared to $56,948 on December 31, 2011. The increase in current assets is due to the increase in cash on hand and receivables. The Company's receivables were collected in full during 2013.

     The Total Current Liabilities as of December 31, 2012 were $3,667,973 compared to Total Current Liabilities as of December 31, 2011 of $343,564. The increase in Total Current Liabilities is attributable to the short-term loan note the Company issued in conjunction with the Surat Basin acquisition.

     Total Assets of the Company increased to $10,605,110 on December 31, 2012 from $1,227,350 on December 31, 2011. The increase is attributable to the Surat Basin acquisition.

     During 2011, the Company borrowed $218,500 from two stockholders to cover costs related to petroleum concession ATP 582. In the third quarter of 2012, $109,250 plus accrued interest of $6,958 was repaid. The remaining balance of $134,250 accrues interest at 6% ($25,000) and $12% ($109,250).

     The loans are revolving and repayable on demand at the discretion of the lender.

     The company requires additional capital to funds its obligations and intends to complete private placement of its common stock during 2013. It is also seeking exploration partners on its various oil and gas concessions located in Australia.

     The Company does not use any financial instruments for hedging purposes.

PLAN OF OPERATION AND FUNDING

     The Company plans to seek additional oil and gas concessions in Australia on a ground level basis and will seek partners to join in this process. The Company has been successful in entering into farm-out arrangements to defer the exploration commitments on six Australian concessions to joint venture partners and is confident of being able to repeat this process in the event the Company is successful in acquiring other concessions in Australia.

MATERIAL COMMITMENTS

     The Company has material financial commitments on several of its working interest properties located in Australia. Concessions PEL 112, 444 and ATP 582 have expenditure requirements that may exceed the Company's Carried Working Interest in each of these concessions.

     PL 18 and PL 40 are owned 100% by the Company, PL 280 is 50% owned by ACOR. Expenditures on these concessions will require additional funding or securing a WI partner. See Item 5. "Operating and Financial Review and Prospects - Contractual Obligations" for additional information.

PURCHASE OF SIGNIFICANT EQUIPMENT

     The Company does not intend to purchase any significant equipment during the next 12 months.

SUBSEQUENT EVENTS

     On March 25, 2013, the Company extended the terms of its short-term loan. Concurrent with the acquisition of the assets in the Surat Basin, on March 1, 2012 the Company agreed to pay the vendors $3.0 million within 12 months. The loan was non-interest bearing and was recorded at net present value of $2,770,084. At December 31, 2012, the net present value of the loan is $2,960,396. The loan was secured against the Surat assets acquired by the Company. On March 25, 2013, the Company agreed to amend the terms of the loan so that it was extended to September 2, 2013.

         The parties further agreed that:

     (a) in the event the promissory notes are repaid on or prior to September 2, 2013, then the principal will accrue interest each day at an annual rate of 8%, capitalized (if not paid) on the last day of each calendar month from March 1, 2013 to September 2, 2013 and such amount of accrued interest shall be added to the principal and repaid with the principal; and

     (b) in the event the promissory notes are not repaid on or prior to September 2, 2013, then (i) interest at an annual rate of 8% accruing daily and compounded quarterly, shall have been deemed to accrue on the principal from September 1, 2012 to September 2, 2013 and such amount of accrued interest shall be added to the principal (such amount hereinafter referred to as the "OUTSTANDING PRINCIPAL") and
          (ii) the Outstanding Principal shall thereafter accrue interest at an annual rate of 8% accruing daily and compounded quarterly until the total Outstanding Principal and interest accrued on the Outstanding Principal is repaid.

RECENT ACCOUNTING PRONOUNCEMENTS

     No recent accounting pronouncements or other authoritative guidelines have been issued that management considers likely to have a material impact on our consolidated financial statements.

ACCOUNTING FOR NATURAL GAS AND OIL PRODUCING ACTIVITIES

     We use the full cost method to account for our natural gas and oil producing activities. Under this accounting method, we capitalize substantially all of the costs incurred in connection with the acquisition, development, and exploration of natural gas and oil reserves in full cost pools maintained by geographic areas, regardless of whether reserves are actually discovered and apply a quarterly full cost ceiling test. Adverse changes in conditions (primarily gas price declines) could result in permanent write-downs in the carrying value of oil and gas properties as well as non-cash charges to operations, but would not affect cash flows.

PROPERTY, EQUIPMENT AND DEPRECIATION

     We follow the full cost method of accounting for our oil and gas operations whereby all costs related to the acquisition of methane, petroleum, and natural gas interests are capitalized. Under this method, all productive and non-productive costs incurred in connection with the exploration for and development of oil and gas reserves are capitalized. Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, costs of drilling and equipping productive and non-productive wells, and direct exploration salaries and related benefits. Proceeds from the disposal of oil and gas properties are recorded as a reduction of the related capitalized costs without recognition of a gain or loss unless the disposal would result in a change of 20 percent or more in the depletion rate.

     Depreciation and depletion of proved oil and gas properties is computed on the units-of-production method based upon estimates of proved reserves, as determined by independent consultants, with oil and gas being converted to a common unit of measure based on their relative energy content.

     The costs of acquisition and exploration of unproved oil and gas properties, including any related capitalized interest expense, are not subject to depletion, but are assessed for impairment either individually or on an aggregated basis. The costs of certain unevaluated leasehold acreage are also not subject to depletion. Costs not subject to depletion are periodically assessed for possible impairment or reductions in value. If a reduction in value has occurred, costs subject to depletion are increased or a charge is made against earnings for those operations where a reserve base is not yet established.

     Estimated future removal and site restoration costs are provided over the life of proven reserves on units-of-production basis. Costs, which include production equipment removal and environmental remediation, are estimated each period by management based on current regulations, actual expenses incurred, and technology and industry standards. The charge is included in the provision for depletion and depreciation and the actual restoration expenditures are charged to the accumulated provision amounts as incurred.

     We apply a ceiling test to capitalized costs which limits such costs to the aggregate of the estimated present value, using a ten percent discount rate of the estimated future net revenues from production of proven reserves at year end at market prices less future production, administrative, financing, site restoration, and income tax costs plus the lower of cost or estimated market value of unproved properties. If capitalized costs are determined to exceed estimated future net revenues, a write-down of carrying value is charged to depletion in the period.

DIVIDEND POLICY

     No dividends have ever been declared by the Board of Directors on our common stock. Our losses do not currently indicate the ability to pay any cash dividends, and the Company does not indicate the intention of paying cash dividends on our common stock in the foreseeable future.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER COMPENSATION PLANS

     Stock Compensation Plan (the "PLAN") - The Board approved the Plan in 2008 and registered 1,000,000 shares for the Plan. The purpose of the Plan is to provide a means by which key employees, officers, directors, and consultants may be given an opportunity to acquire Common Stock of the Company in payment for services performed for the Company. The Plan provides incentives for such persons to exert maximum efforts for the success of the Company. No shares have been issued under the Plan to date.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

INTEREST RATE AND INFLATION RISK

     Interest rate risk exists principally due to indebtedness with variable or floating rates. The Company does not currently have any variable or floating rate indebtedness.

FOREIGN CURRENCY RISK

     Our principal foreign exchange risks involve changes in the value of the Australian dollar and Canadian dollar versus the U.S. dollar. Our strategy with respect to hedging this risk is to fund our capital and operating expenditures in foreign currency on an "as required" basis whereby funds are held primarily in US dollars until required by foreign operations.

COMMODITY RISK

     Our principal commodity risks are to the price of oil and natural gas. We do not currently use any strategies or instruments to manage the commodity risks in our operations.

EQUITY PRICE RISK

     We have in the past sought and will likely in the future seek to acquire additional funding by sale of common stock. Movements in the price of our common stock have been volatile in the past and may also be volatile in the future. As a result, there is a risk that we may not be able to sell common stock at an acceptable price to meet future funding requirements.

CONTRACTUAL OBLIGATIONS

     The table below outlines our contractual obligations as at December 31, 2012 in millions of Australian dollars:


               RENEWAL /
                ISSUE            1 YEAR         2 YEARS        3 YEARS
   LEASE         DATE           2012-2013      2014-2015      2015-2016     3+ YEARS       TOTAL
   -----         ----           ---------      ---------      ---------     --------       -----
ATP 582        2012-08-01        $1,000,000      $4,100,000    $6,000,000      $-        $11,100,000
PL 18          2010-09-01         7,300,000               -             -      -           7,300,000
PL 40          2008-09-11                 -               -             -      -                   -
PL 280         2009-08-30                 -               -             -      -                   -
-------------------------- -- -------------- --------------- ------------- ----------- --------------
TOTAL                            $8,300,000      $4,100,000    $6,000,000      $-        $18,400,000

OFF-BALANCE SHEET ARRANGEMENTS

     We do not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

     An officer provided office space and services, with no cash costs to the Company. These contributed costs had estimated unpaid values of $3,200 in 2011. These amounts have been recorded as operating expenses and as additional paid-in capital in their respective years. No costs were recorded in 2012.

     During 2012 and 2011, the Company reimbursed commonly-controlled entities for personnel and office expenses totalling $29,142 and $23,809, respectively. These entities, Tensleep Oil & Production, Inc., and Secretarial Services, Inc., are within the control of the Company's former Secretary. Additionally, the Company also repaid Australian Grazing & Pastoral Co., Pty. Ltd., also controlled by the Company's former Secretary, for filing fees during 2012 and 2011, which totalled $10,000 and $23,275, respectively.

     During 2011, the Company borrowed $218,500 from two stockholders to cover costs related to petroleum concession ATP 582. In the third quarter of 2012, $109,250 plus accrued interest of $6,958 was repaid. The remaining balance of $134,250 accrues interest at 6% ($25,000) and 12% ($109,250).

     Common Shares to Directors - In 2012, the Company did not award any common shares to directors for compensation. In 2011, the Compensation Committee approved 40,000 shares of restricted stock per director, valued at $0.20, being the average market price from January 1, 2011 through May 13, 2011. All shares awarded to directors in 2011 were issued during the year. At December 31, 2011, the Company had accrued director's fees of $35,600 for 80,000 shares that were awarded in prior periods, which have not been issued. Stock is issued to each director at the director's direction.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

STOCK BASED COMPENSATION

     The Company accounts for services acquired (and other expenses paid) using stock as compensation (or payment) based on the fair value of the shares issued. Fair value is determined based on the closing price of the stock on the date the Company becomes obligated to issue the shares.

OIL AND GAS PROPERTIES

     The Company follows the full cost method of accounting for oil and gas producing activities and, accordingly, capitalizes all costs incurred in the acquisition, exploration, and development of proved oil and gas properties, including the costs of abandoned properties, dry holes, geophysical costs, and annual rentals. All general corporate costs are treated as expenses as incurred. In general, sale or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs with no gain or loss recorded. Capitalized costs are recorded in cost centers on a country-by-country basis. The Company had not participated in the exploration and development of proved oil and gas properties until 2002. Capitalized costs are subject to a "ceiling test," which basically limits such costs to the aggregate of the "estimated present value," discounted at a 10% interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties. Costs in excess of the ceiling test are adjusted against income.

     Costs of producing royalty interests are being amortized over the estimated reserves reported by the Queensland, Australia government (for Queensland properties) and the operator of the Victoria, Australia petroleum lease (Victoria property). Costs of non-producing interests are not being amortized pending development or production and sale of oil or gas, but they are assessed for impairment on an aggregate country-by-country basis.

INCOME TAXES

     Deferred tax liabilities and assets result from temporary differences between the financial statement and income tax bases of assets and liabilities. The Company records and adjusts any deferred tax asset valuations based on judgment as to future realization of the deferred tax benefits supported by demonstrated trends in the Company's operating results.

     As a Canadian corporation, the Company is liable for income taxes under the laws of Canada. Under Canadian laws, the Company's Canadian-source income is subject to a 38% tax (denominated in Canadian dollars). Operating losses can be carried forward for either ten or twenty years. The Company has unused operating loss carry-forwards at December 31, 2012 that may be applied against future Canadian taxable income.

LOSS PER SHARE

     U.S. accounting rules provide for the calculation of "Basic" and "Diluted" earnings per share. Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per common share reflect the potential dilution of securities that could share in the loss of the entity on as "as if converted" basis. This is computed by dividing net income available to common shareholders, as adjusted if necessary, by the weighted average number of common shares outstanding plus potentially dilutive securities.

     Weighted average shares outstanding were 43,670,542, 21,096,182 and 19,772,491 for 2012, 2011 and 2010, respectively. Outstanding common stock equivalents have been excluded from the calculation of diluted losses per share because their effect would be antidilutive.

CASH FLOWS

     The Company considers unrestricted cash and cash investments with initial maturity or marketability of three months or less to be cash equivalents for purposes of presenting its Statement of Cash Flows. Cash investments whose use is limited through collateral restrictions are not considered to be cash for cash flows.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

FINANCIAL INSTRUMENTS

     Unless otherwise specified, management believes the carrying value of its financial instruments approximates their fair value due to the short term to maturity.

ITEM 6. DIRECTORS AND SENIOR MANAGEMENT

6.A DIRECTORS AND SENIOR MANAGEMENT

     DIRECTORS - The Board of Directors of the Company at December 31, 2012 consisted of seven members. Each director is elected at the annual meeting of shareholders to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. The following table sets forth information concerning the persons currently serving as directors of the Company.


                                                                    DATE FIRST
NAME                    AGE     POSITION WITH THE COMPANY    ELECTED AS DIRECTOR
--------------------------------------------------------------------------------
Kenneth W. Campbell(3)   82                Director               1997
Robert Kamon(1)          85         Director and Secretary        1997
Howard Siegel            70                Director               2006
Jan Soleimani(4)         61                Director               2007
Andre Sakhai             31         Director and President        2005
Bernard Lipton(4)        70                Director               2010
Jesse Meidl(2)           37                Director               2012
William Petrie, Sr.(2)   64                Director               2012

------------------



(1) Robert Kamon resigned as a director and secretary effective February 17, 2012.

(2) Jesse Meidl and William Petrie, Sr. were appointed as directors effective February 29, 2012.

(3) Kenneth W. Campbell resigned as a director effective June 30, 2012.

(4) On January 10, 2013, Jan Soleimani and Bernard Lipton were not re-elected to the Board of Directors of the Company.

     As at the date of this Form 20-F, the Board of Directors consisted of:



                                                                  DATE FIRST
NAME                   AGE      POSITION WITH THE COMPANY    ELECTED AS DIRECTOR
William Petrie, Sr.     64          Executive Chairman               2012
Andre Sakai             31        President and Director             2005
Howard Siegel           70        Director and Secretary             2006
Jesse Meidl             37               Director                    2012


--------------------------------------------------------------------------------

     EXECUTIVE OFFICERS - Unless otherwise specified by the Board, all executive officers are elected for a term of one year, commencing with the date of the first meeting of the Board following the annual meeting of shareholders, and serve until their successors are elected or appointed and qualified, or until their respective death, resignation, removal or disqualification. All of the Company's officers are executive officers. The following table sets forth certain information with respect to the persons currently serving as executive officers of the Company.


                                                                   DATE FIRST
NAME                  AGE        POSITION WITH THE COMPANY   ELECTED AS DIRECTOR
--------------------------------------------------------------------------------

William Petrie, Sr.    64            Executive Chairman               2012
Mahnaz Nourmand        49         Chief Financial Officer             2009
Howard Siegel          70          Secretary and Director             1997
Andre Sakai            31          President and Director             2005

--------------------------------------------------------------------------------


     ANDRE SAKHAI, President and Director, attended Arizona State University, which included a curriculum of financial accounting and microeconomics, as well as money and banking. Mr. Sakhai is a licensed real estate salesperson in the state of New York and has other experience in computer functions as well as experience in all aspects of the financial markets.

     ROBERT KAMON, Director and Secretary, is a petroleum-engineering graduate of the University of Texas at Austin, Texas. Mr. Kamon has been President of three NASDAQ listed companies. He is currently the President of several private companies - Australian Grazing and Pastoral Co. Pty. Ltd. since 1954, International Oil Lease Service Corp. since 1961, and Tensleep Oil and Production, Inc. since 1989. Mr. Kamon resigned as Secretary and Director on February 17, 2012.

     KENNETH W. CAMPBELL, Director, is a graduate of the University of Brandon (Manitoba, Canada). He has been the President of Solar Energy Resources, Ltd., a privately held independent Canadian oil and gas producer for more than twenty-five years.

     HOWARD SIEGEL, Director, is a graduate of the University of Oklahoma and has a law degree from Saint Mary's University Law School. Mr. Siegel has been a member of the State of Texas Bar Association since 1969 and became a member of the Colorado Bar Association in 1989. Mr. Siegel has over thirty years of experience in all matters of corporate law, oil and gas, real estate, employee benefits, taxation and general practice.

     JAN SOLEIMANI, Director, is the owner of Bokara Rug Company in New York. His company manufactures high quality handmade rugs for distribution to elite furniture stores across the United States. Mr. Soleimani has been an active businessman for 34 years in the manufacturing and distribution of high quality handmade rugs and has been involved in other successful business ventures including real estate development.

     BERNARD LIPTON, Director, is a certified public accountant certified by the State of New York in 1968. He is the founder and managing member of Lipton & Association LLP and has been self-employed for the past forty years. His practice encompasses the tri-state area around New York and services clients in all fields with an extensive tax practice.

     MAHNAZ (MICHELLE) NOURMAND, Chief Financial Officer, is a graduate of Queens College of New York where she received her Bachelor Degree in Accounting. In 1990, she received her MBA of Business also from Queens College. Currently, Ms. Nourmand is a Senior Manager & Tax Accountant for The Tobacco & Food Distribution of Corona, New York. Ms. Nourmand has 18 years' experience and is a practicing Certified Public Accountant with an emphasis on corporate accounting preparing projections, budgets and financial statements.

     JESSE MEIDL, Director, has over 15 years of experience in the oil and gas sector. He is Chief Financial Officer of a private international energy company, headquartered in London, England. Prior thereto, he was an investment banker in the International Oil & Gas group of Thomas Weisel Partners in London (now Stifel Nicolas). Mr. Meidl was previously the Chief Financial Officer for Arsenal Energy Inc., an international exploration company listed on the Toronto Stock Exchange, which held production assets in Canada and the USA and exploration assets in Egypt, Colombia and Uzbekistan. He qualified as a Chartered Accountant with KPMG in Calgary, where he specialized in oil and gas exploration and production and services. He also holds the ICAEW Corporate Finance qualification and a B. Comm. degree from the University of Saskatchewan (Canada).

     WILLIAM PETRIE, SR., Director, has in excess of 35 years' experience as a petroleum geologist, primarily in Western Canada. He began his career with Mobil Oil, leaving after several years to join the independent sector. He has been involved as President and Director for a number of public and private oil and gas companies. In these positions he was responsible for generating, evaluating, and successfully exploiting oil and gas exploration, development, and acquisition opportunities throughout North America.

FAMILY RELATIONSHIPS

     There are no family relationships between the officers and directors of the Company; however, Ely Sakhai, a major shareholder, is the father of Andre Sakhai, President and Director of the Company.

AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Jesse Meidl possesses specific accounting and financial management expertise, that he is the audit committee financial expert as defined by the U.S. Securities and Exchange Commission, and that he is independent within the meaning of the rules of the NYSE. Our board of directors has also determined that other members of our audit committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

6.B COMPENSATION

     The executive officers of ACOR have received no salary or cash bonuses since the organization of the Company. The Company has no bonus, pension, or profit sharing plans. The Company pays for copies, phone usage, travel expenses, and other labor to non-related parties.

     Officer Compensation - The executive officers of ACOR have received no cash salary or cash bonuses since the organization of the Company, with the exception of its Chief Financial Officer, Mahnaz Nourmand, who received 111,429 restricted shares valued at $20,000 for 2010 and 2011.

     Director Compensation - In 2012, the Company did not award any common shares to directors for compensation. In 2011, the Compensation Committee approved 40,000 shares of restricted stock per director, valued at $0.20, being the average market price from January 1, 2011 through May 13, 2011. All shares awarded to directors in 2011 were issued during the year. At December 31, 2011, the Company had accrued director's fees of $35,600 for 80,000 shares that were awarded in prior periods, which have not been issued. Stock is issued to each director at the director's direction.

6.C BOARD PRACTICES

     Each director holds office until the next annual general meeting of the Company unless his or her office is earlier vacated in accordance with the Articles of the Company (the "Articles") or the Business Corporations Act (British Columbia).

     During the most recently completed fiscal year, there were no arrangements (standard or otherwise) under which directors of the Company were compensated by the Company or its subsidiaries for services rendered in their capacity as directors, nor were any amounts paid to the directors for committee participation or special assignments. There were no arrangements under which the directors of the Company would receive compensation or benefits in the event of the termination of that office.

     The Company has an audit committee comprised of Jesse Meidl (Chairman) and William Petrie, Sr. The audit committee is responsible for selecting, evaluating and recommending the Company's auditors to the Board of Directors for shareholder approval; evaluating the scope and general extent of the auditors' review; overseeing the work of the auditors; recommending the auditors' compensation to the Board of Directors; and assisting with the resolution of any disputes between management and the auditors regarding financial reporting. The audit committee is also responsible for reviewing the Company's annual and interim financial statements and recommending their approval to the Board of Directors; reviewing the Company's policies and procedures with respect to internal controls and financial reporting; and establishing procedures for dealing with complaints regarding accounting, internal controls or auditing matters.

6.D EMPLOYEES

     The Company does not have any full-time employees. The Company also engages consultants and professionals when needed for specific projects and/or tasks.

6.E SHARE OWNERSHIP

     As of the date of this Form 20-F, our directors and officers owns 21.47% percent of our common shares in the aggregate. See Item 7.A "Major Shareholders" for further information.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of the common stock of the Company as of May 15, 2013 by each of the Company's officers and directors, each person who is known by the Company to own beneficially more than 5% of the outstanding common stock and all officers and directors of the Company as a group. The title of the class is common stock, no par value.

                                           # OF SHARES
                                          BENEFICIALLY     PERCENTAGE OF
NAME AND ADDRESS OF STOCKHOLDER               OWNED           CLASS
------------------------------------------------------------------------------

Ken Campbell                                       450,000            0.90%
Calgary, Alberta Canada T1X 1G4

Howard Siegel
P.O. Box 940572                                    230,715            0.46%
Houston, Texas 77094

Andre Sakhai
10 East 29th Street, Apt. 12J                    1,297,503            2.60%
New York, New York 10016

Jan Soleimani
21 Windsor Dr.                                     970,000            1.94%
Old Westbury, New York 11568

Bernard Lipton
790 Jericho                                        133,334            0.27%
Westbury, NY 11568

Mahnaz Nourmand
91 Wheatley Road                                   218,352            0.44%
Old Westbury, New York 11568

Jesse Meidl
Flat 1, 31 Munster Road                          3,748,378            7.50%
London, UK SW6 4ER

William Petrie, Sr.                              3,676,978            7.36%
P. O. Box 1359
Cochrane, Alberta Canada T4C 1B3

ALL OFFICERS AND DIRECTORS
AS A GROUP AS AT DECEMBER 31, 2012              10,725,260           21.47%

Robert Kamon(1)(4,104,717)
Tensleep Oil & Production, Inc. (908,000)(2)     5,012,717           10.03%
1304 Avenue L
Cisco, Texas 76437

Ely Sakhai
10 Windsor Drive                                 3,801,571            7.61%
Old Westbury, New York 11568

William Petrie, Jr
P. O. Box 1359                                   3,676,978            7.36%
Cochrane, Alberta Canada T4C 1B3

Brisbane Petroleum Ltd.
23 Wallangra Road                                4,688,319            9.38%
Sydney Australia 2030

------------------



(1) Robert Kamon's (4,104,717 shares) and Tensleep's (908,000 shares) holdings are all attributed to Robert Kamon for purposes of presenting his beneficial ownership percentage. Robert Kamon is President of Tensleep Oil & Production, Inc.

(2) Tensleep Oil & Production, Inc. (Tensleep) is controlled by Robert Kamon. Robert Kamon owns 50% of the shares of Tensleep.

     Note: The stockholders identified in this table have sole voting and investment power with respect to the shares beneficially owned by them.

     The shareholders listed in the table above (i) have no rights to acquire additional shares through options, warrants, rights, or conversion privileges within the next sixty days, and (ii) do not have voting rights different from other holders of our common shares.

     As of May 15, 2013, 45% shares of the Company's outstanding common stock were held by 322 holders of record in the United States, not including The Depository Trust Company ("DTC"). As of May 15, 2013, DTC was the holder of record of 5.9 million shares.

7.B RELATED PARTY TRANSACTIONS

     The Company owns a 13.8325% Working Interest, Ely Sakhai, major shareholder, owns a 16.6667% Working Interest and Robert Kamon, former Director and Secretary, owns a 4.5% Working Interest in PEL 444 and PEL 112 in Australia. Ely Sakhai acquired an equal 12 1/2% Working Interest in the Park City Gas Field in Kentucky for cash, while the Company acquired its 12 1/2% Working Interest through the issuance of restricted common shares. Ely Sakhai is the father of Andre Sakhai, who is a Director and President of the Company.

     Robert Kamon is President of Tensleep Oil & Production, Inc., International Oil Lease Service Corp. ("IOLS"), and Australian Grazing & Pastoral Co., Pty. Ltd. ("AGP"). IOLS and AGP are in the business of applying for and acquiring oil and gas concessions in Australia; therefore, activities may involve a conflict of interest with the Company. Tensleep Oil and Production, Inc. is also in the business of oil and gas exploration and its activities may involve a conflict of interest with the Company.

     Robert Kamon, a former Director and Secretary of the Company, provided office space and services, with no cash costs to the Company. These contributed costs had estimated unpaid values of $3,200 in 2011. These amounts have been recorded as operating expenses and as additional paid-in capital in their respective years. No costs were recorded in 2012.

     During 2012 and 2011, the Company reimbursed commonly-controlled entities for personnel and office expenses totaling $26,925 and $23,809 respectively. These entities, Tensleep Oil & Production, Inc., and Secretarial Services, Inc., are within the control of the Company's former Secretary, Robert Kamon. Additionally, the Company also repaid Australian Grazing & Pastoral Co., Pty. Ltd., also controlled by Mr. Kamon, for filing fees during 2012 and 2011, which totaled $10,000 and $23,275 respectively.

     During 2011, the Company borrowed $218,500 from Ely Sakhai and Ken Kamon to cover costs related to petroleum concession ATP 582. In the third quarter of 2012, $109,250 plus accrued interest of $6,958 was repaid. The remaining balance of $134,250 accrues interest at 12% per year.

     For disclosure about common shares awarded to directors, see Item 5. "Operating and Financial Review and Prospects - Related Party Transactions" and
Item 6.B "Compensation".

7.C INTEREST OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Please see Item 18. "Financial Statements" for additional information required to be disclosed under this Item.

8.B SIGNIFICANT CHANGES

     Please see Item 3. "Key Information", Item 4 "Information on the Company" and Item 5. "Operating and Financial Review and Prospects" for additional information.

ITEM 9. THE OFFER AND LISTING

9.A      PRICING HISTORY

     The principal trading market for the common equity securities of the Company is the National Association of Securities Dealers OTC Bulletin Board (the "OTCBB") quotation system. The symbol is: AUCAF. The following are the highs and lows for each quarter for fiscal year ended December 31, 2010 and 2011, respectively. These quotations reflect inter-dealer prices, without retail mark-up, mark- down or commissions, and may not represent actual transactions.

     The following table summarizes the annual high and low market prices for the five most recent full financial years:

                      US$
        YEAR      HIGH      LOW
        2012      0.10      0.35
        2011      0.01      0.29
        2010      0.02      0.22
        2009      0.04      0.20
        2008      0.05      0.80

--------------------------------------------------------------------------------

     The following table summarizes the quarterly high and low market prices for each full financial quarter over the two most recent full financial years:

                           2011                2012
                US$    HIGH      LOW       HIGH       LOW
        1st Quarter    0.28      0.16      0.12      0.29
        2nd Quarter    0.25      0.01      0.10      0.30
        3rd Quarter    0.29      0.15      0.10      0.25
        4th Quarter    0.29      0.14      0.10      0.30

--------------------------------------------------------------------------------

      The following table summarizes monthly high and low market prices for each of the most recent six months:

                                     US$
                               HIGH       LOW
                 April 2013    0.14      0.05
                 March 2013    0.20      0.04
              February 2013    0.20      0.10
               January 2013    0.20      0.16
              December 2012    0.05      0.80
              November 2012    0.18      0.25

--------------------------------------------------------------------------------

     The approximate number of securities holders of record of the Company on May 15, 2013 was 375 of record, which does not include stockholders whose shares are held in street or nominee names. We have no outstanding stock options. There are 5.0 million shares outstanding pursuant to issued warrants, which become exercisable only if the price of our common shares exceeds $1.00 per share for 10 consecutive days.

9.B PLAN OF DISTRIBUTION

         Not applicable.

9.C MARKET

Our common shares are listed on the OTCBB under the symbol AUCAF.

9.D SELLING SHAREHOLDERS

         Not applicable.

9.E DILUTION

         Not applicable.

9.F EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A SHARE CAPITAL

         Not applicable.

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION

     The Company is registered under the Business Corporations Act (British Columbia) (BC 54173). The Articles do not contain any limitations on the Company's objects or purposes.

     With respect to directors, under the Articles, a director who is in any way, directly or indirectly, interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his or her duty or interest as a director must disclose the nature and extent of his or her interest in such contract or transaction or of the conflict or potential conflict with his or her duty and interest as a director, as the case may be. An interested director can vote on only a limited number of such matters (securing a loan to the Company, a contract with an affiliate of which a director is a director or officer, a contract to subscribe for or underwrite debentures to be issued, a contract where all other directors are also interested in the contract, compensation of the directors or insurance or indemnity) provided the interest is disclosed. Otherwise, even with disclosure of the interest, such a director cannot vote on a material contract or proposed material contract.

     Subject to the Companies Act (British Columbia), there is no restriction in the Articles on the power of the board of directors to have the Company borrow money, issue debt obligations, secure debt or other obligations of the Company or give financial assistance to any person. The Articles contain no provision for the retirement or non-retirement of directors under an age limit requirement. A director is not required to hold any shares of the Company in order to be a director.

     The Memorandum of the Company (the "Memorandum") provides for the issuance of an unlimited number of common shares, without par value, and 50,000,000 preferred shares, without par value. All holders of common shares have equal voting rights (one vote per share), equal rights to dividends when and if declared, and equal rights to share in assets upon liquidation of the Company. The common shares are not subject to any redemption or sinking fund provisions or any purchase or pre-emptive rights. All issued and outstanding shares are fully paid and non-assessable securities.

     The Company may alter the Memorandum and the Articles, by special resolution, to create, define and attach special rights or restrictions to any common shares as well as to vary or abrogate any special rights and restrictions attached to any common shares.

     An annual meeting of shareholders must be called by the board of directors not later than 13 months after the last annual meeting. The directors at any time may call an extraordinary general meeting of shareholders. Notice of any meeting must be sent in accordance with the Companies Act (British Columbia). All shareholders entitled to vote are entitled to be present at a shareholders meeting. A quorum is the presence in person or by proxy of the holders of at least 5% of the issued shares entitled to be voted at the meeting.

     Except under the Investment Canada Act (the "ICA"), there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or our organizational documents. The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA. The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days after implementation of the investment. It is intended that investments requiring only notification will proceed without intervention by government unless the investment is in a specific type of business related to the scope of the ICA. If an investment is reviewable under the ICA, an application for review in the prescribed form normally is required to be filed with Investment Canada before the investment is made and it cannot be implemented until completion of review and Investment Canada has determined that the investment is likely to be of net benefit to Canada. If the agency is not so satisfied, the investment cannot be implemented if not made, or if made, it must be unwound.

10.C MATERIAL CONTRACTS

     On November 17, 2011, 1629518 Alberta Ltd. ("Newco"), the Company and the registered and beneficial owners of all the issued and outstanding shares of Newco (the "Newco Securityholders") entered into a share exchange agreement (the "Share Exchange Agreement"). Pursuant to the Share Exchange Agreement, the Company and the Newco Securityholders exchanged common shares on a one for one basis. The common shares of the Company that were issued pursuant to the Share Exchange Agreement were subject to an indefinite hold period in Canada. The Newco Securityholders were required to surrender the certificates representing their shares and, in return, were entitled to receive a certificate representing the Company's common shares. From the date of the Share Exchange Agreement until the date of closing, the Company had to use its commercially reasonable efforts to conduct its business in the ordinary course, as well as obtain all necessary regulatory approvals and financing.

     On November 17, 2011, Brisbane Petroleum Ltd., Delbaere Associates Pty. Limited (both parties together, the "Vendor"), Chelsea Oil Australia Pty Ltd (the "Purchaser") and the Company entered into a purchase and sale agreement (the "Purchase and Sale Agreement"). Pursuant to the Purchase and Sale Agreement, the Vendor sold and transferred certain assets to the Purchaser in exchange for the Company issuing a total of 8,571,429 of its common shares to the Vendor. In order to close the transaction certain conditions were to be met, including obtaining certain approvals and consents, passing of certain resolutions and the completing of financing.

10.D EXCHANGE CONTROLS

     There are currently no governmental laws, decrees, regulations or other legislation of Canada or the United States which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Canada or the United States holding our securities, except as otherwise described in this annual report on Form 20-F under Item 10.E "Taxation."

10.E TAXATION

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, published rulings and administrative positions of the Internal Revenue Service (the "IRS") and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation. No rulings from the IRS have been or will be sought with respect to the matters described below, and consequently, there can be no assurance that the IRS will take a similar view as to any of the tax consequences described in this summary.

This discussion does not address all potentially relevant federal income tax matters and consequences applicable to persons subject to special provisions of federal income tax law (such as those described below as excluded from the definition of a U.S. Holder). This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. In addition, this discussion does not cover any state, local or non-U.S. tax consequences. (see "Taxation - Material Canadian Federal Income Tax Consequences for U.S. Residents" above) for Canadian tax consequences. Accordingly, we strongly recommend that holders and prospective holders of common shares of the Company consult their own tax advisors about the specific federal, state, local, and non-U.S. tax consequences to them of purchasing, owning and disposing of common shares of the Company, based upon their individual circumstances.

U.S. HOLDERS

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state of the United States or the District of Columbia, (iii) an estate whose income is taxable in the United States irrespective of source, or
(iv) a trust, provided that: (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of that trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, former U.S. citizens or long-term residents, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the Company's total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to persons holding common shares through a partnership (or treated as a partnership for U.S. federal income tax purposes).

DISTRIBUTION ON COMMON SHARES

Subject to the rules discussed under "Passive Foreign Investment Company" below, in general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits (as determined under U.S. federal income tax principles), without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed the Company's current and accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Dividends received by a corporate U.S. Holder will generally not be eligible for the dividends received deduction generally allowed to U.S. corporate shareholders on dividends received from a domestic corporation. Subject to the rules discussed under "Passive Foreign Investment Company" below, preferential tax rates for long-term capital gains are applicable to a U.S. Holder who is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a corporate U.S. Holder. A U.S. Holder may be subject to an additional Medicare tax on unearned income of 3.8% (see "-- Additional Tax on Passive Income" below).

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Under current U.S. Treasury regulations, dividends paid on the Company's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the U.S. backup withholding tax, unless the paying agent is timely furnished with a duly completed and signed IRS Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to its common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such non-U.S. tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all non-U.S. taxes paid by (including by way of withholding) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's non-U.S. source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into non-U.S. and U.S. sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive category income", and "general category income." Dividends distributed by the Company will generally constitute "passive category income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES

Subject to the rules discussed under "Passive Foreign Investment Company" below, in general, U.S. Holders will recognize gain or loss upon the sale of the Company's common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in its common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. In general, gain or loss on the sale of the Company's common shares will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and have been held for more than one year. Deductions for net capital losses are subject to significant limitations. A U.S. Holder may be subject to an additional Medicare tax on unearned income of 3.8% (see "-- Additional Tax on Passive Income" below).

PASSIVE FOREIGN INVESTMENT COMPANY

U.S. federal income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of non-U.S. corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more (the "PFIC Test").

For purposes of the PFIC Test, "passive income" generally includes, among other things, certain royalties. However, royalties which are derived in the "active conduct of a trade or business" are excluded from the definition of "passive income". The determination of whether or not royalties may be excepted from passive income, as described in the preceding sentence, is to be made based on "all the facts and circumstances" of each case. While the U.S. Treasury regulations provide examples of the circumstances under which this exception from passive income may apply to licensing royalties and rents, they do not discuss mineral royalties. With respect to licensing royalties, these are excepted from passive income where they are derived by a licensor who has developed the licensed property so long as the licensor is "regularly engaged in the development, creation or production" of property of such kind. We understand that the royalties derived in past years, and expected to be derived in the future, by the Company are overriding royalties received in exchange for working interests which the Company has itself developed or is expected to itself develop. The result of applying this reasoning to the particular facts of the activities conducted (and expected to be conducted) by the Company in 2012 (and in the future) would likely be that the Company was not a PFIC for its 2012 taxable year and should not be a PFIC for its 2013 taxable year or in the foreseeable future.

The company believes that this analogy is reasonable under current law. However, there is a risk that the IRS could disagree with this position, and that, in the event of an IRS challenge, a U.S. court would agree with the IRS. Additionally, the determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. No full and complete determination regarding the Company's PFIC status in the foreseeable future has been made. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for its 2012 or 2013 taxable years or in the foreseeable future. If the Company were classified as a PFIC during any portion of a U.S. Holder's holding period for the company's common shares as determined for United States tax purposes, such holder would be subject to adverse U.S. tax consequences under the PFIC rules. In such case, any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for its common shares) and realized gain on the sale, exchange or other disposition of its common shares would be treated as ordinary income and generally would be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder's holding period, (b) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before the Company became a PFIC, which would generally be subject to tax at the U.S. Holder's regular ordinary income rate for the current year and would not be subject to the interest charge discussed in (c) below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. While the law provides certain elections to mitigate the adverse consequences of PFIC status, the Company does not expect that either of such elections would be available should the Company be treated as a PFIC. Dividends paid by the Company would not be "qualified dividend income" to a non-corporate U.S. Holder and would be subject to the higher rates applicable to other items of ordinary income.

Additionally, under certain attribution rules, if the Company were a PFIC, a U.S. Holder would generally be deemed to own a proportionate share of the Company's direct or indirect equity interest in any of the Company's subsidiary that is also a PFIC (each, a "Subsidiary PFIC"), and would be subject to U.S. federal income tax on its proportionate share of (a) any "excess distributions", as described above, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holder directly held the shares of such Subsidiary PFIC. In addition, a U.S. Holder could be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition its common shares. Accordingly, a U.S. Holder should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company's common shares are made.

U.S. HOLDERS ARE URGED TO CONSULT AN INDEPENDENT TAX ADVISOR REGARDING THE POSSIBLE APPLICABILITY OF THE PFIC RULES, THE CONSEQUENCES OF PFIC STATUS, AND THE PFIC REPORTING OBLIGATIONS. ADDITIONAL TAX ON PASSIVE INCOME

A U.S. Holder who is an individual, an estate, or a trust may be required to pay a 3.8% Medicare tax on the lesser of (i) such U.S. Holder's "modified adjusted gross income" (or "adjusted gross income" in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holder's "net investment income" (or "undistributed net investment income" in the case of estates and trusts). Net investment income generally includes, among other things, a U.S. Holder's dividends and capital gains. Each U.S. Holder should consult an independent tax advisor regarding the implications of this recently enacted legislation.

AUSTRALIAN INCOME TAX CONSEQUENCES

As a result of its Overriding Royalty Interests attributable to properties outside the United States, the Company is subject to the imposition of taxes by foreign governments upon the Company's income derived from such foreign jurisdictions. These taxes are of various types, with differing tax rates, and are subject to change. Generally, the Company's income from a foreign jurisdiction will be taxed in the same manner as that for other companies operating in the jurisdiction, but discriminatory taxation by a particular jurisdiction may occur. The current non-resident corporate income tax rate in Australia, for Overriding Royalty Interests, is 30%.

CANADIAN INCOME TAX CONSEQUENCES

As a Canadian corporation, the Company is liable for income taxes under the laws of Canada. Under Canadian law the Company's Australian-source income is subject to a 38% tax (on Canadian income). We believe the 30% Australian tax should be a partial credit toward the payment of the 38% Canadian tax under double taxation treaties between the countries.

10.F DIVIDENDS AND PAYING AGENTS

         Not applicable.

10.G STATEMENT BY EXPERTS

         Not applicable.

10.H DOCUMENTS ON DISPLAY

     Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Form 20-F, the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

     We are subject to the information filing requirements of the Exchange Act, and accordingly are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC's regulations, we file annual reports on Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers.

     Moreover, as a foreign private issuer, we are not subject to the proxy solicitation or disclosure requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. Our SEC filings are available at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330.

10.I SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK

     See Item 5. "Operating and Financial Review and Prospects - Quantitative and Qualitative Disclosures About Market Risks."

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
         Not applicable.

PART II ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.

ITEM 15. CONTROLS AND PROCEDURES

         DISCLOSURE CONTROLS AND PROCEDURES

     In connection with the preparation of this Form 20-F, an evaluation was carried out by our management, with the participation of the Chief Executive Officer and Principal Accounting Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("EXCHANGE ACT")) as of December 31, 2011. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosures.

     Based on that evaluation, our management concluded that our disclosure controls and procedures were effective in reporting information required to be disclosed within the time periods specified in the SEC's rules and forms.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Management of our company is responsible for establishing and maintaining adequate internal control over financial reporting. Our company's internal control over financial reporting is a process, under the supervision of the Chief Executive Officer and the Principal Accounting Officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with GAAP accounting principles. Internal control over financial reporting includes those policies and procedures that:

     o Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;

     o Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

     o Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

     Our management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that there was no material weakness in our internal controls over financial reporting, and accordingly, our controls are effective.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

     This Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this Form 20-F.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

     This Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm under confirming rules of the SEC adopted pursuant to the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act.

CHANGES IN INTERNAL CONTROL

     There was no change in our internal control over financial reporting during the year ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERTS

16.A AUDIT COMMITTEE FINANCIAL EXPERTS

     Our board of directors has determined that Jesse Meidl possesses specific accounting and financial management expertise, that he is the audit committee financial expert as defined by the U.S. Securities and Exchange Commission, and that he is independent within the meaning of the rules of the NYSE. Our board of directors has also determined that other members of our audit committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

16.B CODE OF ETHICS

     The Company has not adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions because it does not believe that, given its small size and limited operations, a code of ethics is warranted. However, as the Company grows and it continues to develop its operations it may consider adopting a code of ethics.

16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

     We have retained KWCO, PC to act as our independent registered chartered accountants.

     The table below summarizes the fees for professional services rendered by KWCO, PC:


                                           FOR THE YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------
                                            2012                     2011
                                   ---------------------------------------------
FEES                                  USD         %           USD           %
                                   ---------------------------------------------

Audit fees                         $50,226       100%       $44,417       100%
Tax fees                              --         --            --         --
Audit-related fees                    --         --            --         --
All other fees                        --         --            --         --

Total                              $50,226       100%       $44,417       100%
================================================================================


     Our audit committee pre-approves all audit and non-audit services provided to us by KWCO, PC.

16.D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

         None.

16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

     We may from time-to-time, subject to applicable law, purchase our common shares for cancellation in the open market, provided that any necessary approval has been obtained.

     In the year ended December 31, 2012, none of our common shares were repurchased and cancelled.

16.F CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

         Not Applicable.

16.G CORPORATE GOVERNANCE

     Our corporate practices are not materially different from those required of domestic corporations under the NYSE listing standards.

16.H MINE SAFETY DISCLOSURES

     Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("DODD-FRANK ACT"), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977, as amended (the "MINE ACT"). During the fiscal year ended December 31, 2012, we did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

PART III ITEM 17.          FINANCIAL STATEMENTS

         Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See the list of financial statements on page F-1 which are filed as part of this annual report on Form 20-F.

ITEM 19. EXHIBITS

NUMBER                                               DESCRIPTION

1.1 Certificate of Incorporation of Australian-Canadian Oil Royalties Ltd. incorporated by reference to Exhibit 2 to ACOR's Form 10SB filed on November 2, 1999

1.2 Certificate of Restoration of Australian-Canadian Oil Royalties Ltd. dated October 31, 2008

1.3 Articles of Association of Australian-Canadian Oil Royalties Ltd. incorporated by reference to Exhibit 2 to ACOR's Form 10SB filed on November 2, 1999

4.1 Voting Agreement entered into as of February 29, 2012 by and among Australian-Canadian Oil Royalties, Ltd. and Jessie Meidl and William Petrie, Sr. incorporated by reference to Exhibit 9.1 to ACOR's Annual Report Form 10K filed on April 12, 2012.

4.2 Share Exchange Agreement among Australian-Canadian Oil Royalties Ltd., 1629518 Alberta Ltd. and its individual security holders, incorporated by reference to Exhibit 10-1 to ACOR's Current Report on Form 8K filed November 23, 2011

4.3 Purchase and Sale Agreement among Australian-Canadian Oil Royalties Ltd., Brisbane Petroleum Ltd., Delbaere Associates Pty. Limited and Chelsea Oil Australia Pty, Ltd., incorporated by reference to Exhibit 10-2 to ACOR's Current Report on Form 8K filed November 23, 2011

8.1 Significant Subsidiaries (as defined in (210.1-02(w) of Regulation S-X) of Australian-Canadian Oil Royalties Ltd. (incorporated by reference to Item 4 "Information on the Company")

12.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)

12.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)

12.3 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)

15.1      Consent of Independent Registered Public Accounting Firm, KWCO,
          P.C.(1)

15.2      Consent of Sproule International Limited(1)

101 The following materials from Australian-Canadian Oil Royalties Ltd. Annual Report on Form 10K for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language); (i) Balance Sheet for December 31, 2012 and December 2011, (ii) Statement of Operations for the years ended December 31, 2012 and 2011, (iii) Statement of Stockholders' Equity for the years ended December 31, 2012 and 2011, (iv) Statement of Cash Flows for the years ended December 31, 2012 and 2011, and (v) Notes to Financial Statements.(1)

                                       59
------------------

(1)  Filed herewith.

                                   SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

         Dated: May 16, 2013



AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
By:    /s/ Jesse Meidl
       ---------------------------------------------------
       Name:    Jesse Meidl
       Title:   Director

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.







                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                           (Expressed in US Dollars)



Report of Independent Registered Public Accounting Firm .................F-2



Consolidated Balance Sheets -- December 31, 2012, 2011 and 2010..........F-3



Consolidated Statements of Operations for the Years Ended

      December 31, 2012, 2011 and 2010...................................F-4



Consolidated Statements of Stockholders' Equity for the Years Ended


     December 31, 2012, 2011 and 2010....................................F-5



Consolidated Statements of Cash Flows for the Years Ended


     December 31, 2012, 2011 and 2010....................................F-6



Notes to Consolidated Financial Statements...............................F-7

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Australian-Canadian Oil Royalties Ltd.

Cisco, Texas

We have audited the accompanying consolidated balance sheets of Australian-Canadian Oil Royalties Ltd. as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Australian-Canadian Oil Royalties Ltd. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the each of the years in the three-year period then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered recurring losses from operations and its limited capital resources raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 11. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/ KWCO, PC
-----------------------------
KWCO, P.C.

Odessa, Texas



May 15, 2013



                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

                          CONSOLIDATED BALANCE SHEETS
                           December 31, 2012 and 2011
                           (Expressed in US Dollars)


                                                                            2012         2011
                                                                       -----------   -----------
                                     ASSETS
CURRENT ASSETS
     Cash                                                              $    72,120   $    28,551
     Accounts receivable and other                                         331,009        28,397
                                                                       -----------   -----------
         Total Current Assets                                              403,129        56,948
                                                                       -----------   -----------

PROPERTY AND EQUIPMENT
     Oil and gas properties-being amortized                                556,527       556,527
     Oil and gas properties-not being amortized                          9,667,891       621,943
     Office equipment and software                                          24,783        24,783
     Accumulated depletion and depreciation                               (259,870)     (241,526)
                                                                       -----------   -----------
         Net Property and Equipment                                      9,989,331       961,727
                                                                       -----------   -----------

OTHER ASSETS
     Restricted cash                                                       211,566       207,591
     Other                                                                   1,084         1,084
                                                                       -----------   -----------
         Total Other Assets                                                212,650       208,675
                                                                       -----------   -----------

     TOTAL ASSETS                                                      $10,605,110   $ 1,227,350
                                                                       ===========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Short-term debt - related party                                   $ 2,960,396   $        --

     Accounts payable - trade                                              447,301         5,616
     Accounts payable - related party                                       69,148        52,793
     Accrued expenses                                                       56,878        41,655
     Loans from stockholders                                               134,250       243,500
                                                                       -----------   -----------
         Total Current Liabilities                                       3,667,973       343,564
                                                                       -----------   -----------

COMMITMENTS                                                                   --            --

STOCKHOLDERS' EQUITY
     Preferred stock, no par (50,000,000 shares
          authorized, none outstanding)                                       --            --
     Common stock, no par (unlimited shares
          authorized, 49,960,000 and 22,705,680 shares
          respectively outstanding)                                     10,534,313     4,116,877
     Additional paid in capital                                            176,752       176,752
     Accumulated (deficit)                                              (3,773,928)   (3,409,843)
                                                                       -----------   -----------
         Total Stockholders' Equity                                      6,937,137       883,786
                                                                       -----------   -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $10,605,110   $ 1,227,350
                                                                       ===========   ===========



   The accompanying notes are an integral part of these financial statements.



                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              For the Years Ended December 31, 2012, 2011 and 2010
                           (Expressed in US Dollars)

                                                              2012          2011            2010
                                                         ------------   -------------   -----------

Oil and gas revenues                                         $ 90,353       $ 125,726     $ 77, 652

COST OF REVENUES
     Transportation costs                                      11,003          17,284        11,074
     Production taxes                                              25              71            89
     Depletion                                                 18,344          24,384        44,736
                                                         ------------   -------------   -----------

GROSS PROFIT                                                   60,981          83,987        21,753
                                                         ------------   -------------   -----------
OPERATING EXPENSES
     Personnel costs                                           53,168         149,432        58,055
     Professional fees                                        270,839          83,162        75,635
     Promotion and advertising                                 31,326          25,751        11,150
     Office expenses
                                                               32,785           5,237         5,590
      Depreciation and amortization                              --               370           370
     Directors' fees and other operating expenses               8,730          52,506         5,885
                                                         ------------   -------------   -----------

         Total Operating Expenses                             396,848         316,458       156,685
                                                         ------------   -------------   -----------

(LOSS) FROM OPERATIONS                                       (335,867)       (232,471)     (134,932)

OTHER INCOME (EXPENSE)
Gain (loss) on foreign exchange                                 1,244          (8,366)         --
     Interest income                                           10,541           1,628          --
     Interest expense                                         (22,181)         (5,149)       (2,353)
                                                         ------------   -------------   -----------

(LOSS) BEFORE INCOME TAXES                                   (346,263)       (244,358)     (137,285)

Australian income tax expense                                 (17,822)        (17,925)      (10,026)
                                                         ------------   -------------   -----------

NET LOSS                                                 $   (364,085)  $    (262,283)  $  (147,311)
                                                         ============   =============

Net loss per weighted average share outstanding          $      (0.01)  $       (0.01)  $     (0.01)
                                                         ============   =============

Weighted average shares outstanding                        43,670,542      21,096,182    19,772,491
                                                         ============   =============   ===========




   The accompanying notes are an integral part of these financial statements.




                                AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
                            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                         For the Years Ended December 31, 2012, 2011 and 2010
                                       (Expressed in US Dollars)





                                            Common Stock       Additional
                                      ------------------------   Paid In       Accumulated
                                       Shares        Amount      Capital         (Deficit)         Totals
                                     ---------------------------------------------------------------------
BALANCE, December 31, 2009           19,491,141  $ 3,697,099  $   170,352   $ (3,000,249)  $       867,202

Sale of stock (net)                     357,143       25,000         --             --              25,000
Non-cash stock issuances:
     Services                           100,000       10,000         --             --              10,000
     Directors' fees                    100,000       13,000         --             --              13,000
Contributed expenses                       --           --          3,200
                                           --          3,200
Net loss                                   --           --           --         (147,311)         (147,311)
                                    ------------  ----------  ------------   -----------   ---------------

BALANCE, December 31, 2010           20,048,284    3,745,099      173,552   $ (3,147,560)  $       771,091

Sale of stock (net)                   1,311,112      124,000         --             --             124,000
Non-cash stock issuances:
     Services                           994,855      179,778         --             --             179,778
     Directors' and officers' fees      351,429       68,000         --             --              68,000
Contributed expenses                       --           --          3,200           --               3,200
Net loss                                   --           --           --         (262,283)         (262,283)
                                    ------------  ----------  ------------   -----------   ---------------

BALANCE, December 31, 2011          22,705,680     4,116,877      176,752     (3,409,843)          883,786

Sale of stock (net)                  5,473,385     1,625,630         --             --           1,625,630
Non-cash stock issuances
      Stock issued to acquire oil
        and gas properties          21,780,935    4,791,806          --             --           4,791,806
Net loss                               --           --               --         (364,085)         (364,085)
                                    ------------  ----------  ------------   -----------   ---------------

BALANCE, December 31, 2012          49,960,000   $10,534,313  $   176,752   $ (3,773,928)  $     6,937,137
                                    ==========   ===========  ===========   ============   ===============






   The accompanying notes are an integral part of these financial statements.



                                AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                         For the Years Ended December 31, 2012, 2011 and 2010
                                       (Expressed in US Dollars)


                                                               2012         2011           2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)                                                   (364,085)  $  (262,283)  $    (147,311)
Adjustments to reconcile net (loss) to net cash
   provided by (used) in operations:
     Depreciation, depletion and amortization                  18,344        24,754          45,107
     Value of expenses contributed by officers                   --           3,200           3,200
Stock issued for services                                        --         179,778          10,000
Stock issued for directors' and officers' fees                   --          68,000          13,000

Changes in operating assets and liabilities:
     Receivables                                             (302,612)          594         (19,842)
     Accrued                                                   15,223       (73,831)         17,419
     Accounts payable - trade                                 441,685        (5,627)         10,294
     Accounts payable - related party                          16,354        13,579          39,216
                                                       --------------   -----------   -------------

NET CASH (USED) IN OPERATING ACTIVITIES                      (175,091)      (51,836)        (28,917)
                                                       --------------   -----------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Restricted cash                                           (3,975)     (207,591)           --
     Purchase of oil & gas properties                      (1,293,745)      (30,601)        (26,666)
                                                       --------------   -----------   -------------

NET CASH (USED) IN
INVESTING ACTIVITIES                                       (1,297,720)     (238,192)        (26,666)
                                                       --------------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from sale of stock                            1,625,630       124,000          25,000
     Proceeds from notes payable to stockholder                  --         218,500          26,666
     Payment of notes payable to stockholder                 (109,250)      (26,266)           --
                                                       --------------   -----------   -------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                   1,516,380       316,234          51,666
                                                       --------------   -----------   -------------

Increase (Decrease) in cash for years                          43,569        26,206          (3,917)
         Cash and cash equivalents, beginning of year          28,551         2,345           6,262
                                                       --------------   -----------   -------------
         Cash and cash equivalents, end of year        $       72,120   $    28,551   $       2,345
                                                       ==============   ===========   =============

SUPPLEMENTAL DISCLOSURES:
Cash payments for:
         Interest                                      $        6,958   $     2,755   $        --
                                                       ==============   ===========   =============
         Australian income taxes                       $       17,822   $    17,168   $      10,026
                                                       ==============   ===========   =============

NON CASH INVESTING AND FINANCING ACTIVITIES
Surat Basin acquisition                                $    7,752,202   $      --     $        --
Non-interest bearing notes payable, net of
   discount of $39,604                                     (2,960,396)         --              --
Common stock                                               (4,791,806)         --              --

                                                       $         --     $      --     $        --

   The accompanying notes are an integral part of these financial statements.

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2012 and 2011
                           (Expressed in US Dollars)

NOTE 1: DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Australian-Canadian Oil Royalties Ltd. (the Company) was incorporated April 28, 1997 in Vancouver, British Columbia, Canada and consist of the parent company, three wholly owned subsidiaries, Cooper-Eromanga Oil Inc., Chelsea Oil Australia Pty. Ltd., 1629518 Alberta Ltd., and 20% of Cooper Basin Oil and Gas Inc. Its primary business plan is the exploration and development of the Company's Working Interest properties in Australia. The Company also holds and acquires and sells Overriding Royalty Interests in Australia. Current primary income sources are royalties earned on Overriding Royalty Interests held by the Company. The primary producing properties held by the Company are located in Australia's main onshore oil and gas producing basin. These consolidated financial statements are prepared in U.S. dollars for use in U.S. securities filings.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Stock Based Compensation

The Company accounts for services acquired (and other expenses paid) using stock as compensation (or payment) based on the fair value of the shares issued. Fair value is determined based on the closing price of the stock on the date the Company becomes obligated to issue the shares.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas producing activities and, accordingly, capitalizes all costs incurred in the acquisition, exploration, and development of proved oil and gas properties, including the costs of abandoned properties, dry holes, geophysical costs, and annual rentals. All general corporate costs are treated as expenses as incurred. In general, sale or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs with no gain or loss recorded. Capitalized costs are recorded in cost centers on a country-by-country basis. The Company had not participated in the exploration and development of proved oil and gas properties until 2002. Capitalized costs are subject to a "ceiling test," which basically limits such costs to the aggregate of the "estimated present value," discounted at a 10% interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties. Costs in excess of the ceiling test are adjusted against income.

Costs of producing royalty interests are being amortized over the estimated reserves reported by the Queensland, Australia government (for Queensland properties) and the operator of the Victoria, Australia petroleum lease (Victoria property). Costs of non-producing interests are not being amortized pending development or production and sale of oil or gas, but they are assessed for impairment on an aggregate country-by-country basis.

                                  (continued)

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           December 31, 2012 and 2011
                           (Expressed in US Dollars)

NOTE 1: DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Office Equipment and Software

Office equipment and software are carried at depreciated cost. Acquisitions are recorded at cost. Expenditures for major renewals and betterments that extend the useful lives are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The cost of software and equipment is depreciated over the estimated useful lives of the related asset. Depreciation is computed on the straight-line method for financial reporting purposes.

Income Taxes

Deferred tax liabilities and assets result from temporary differences between the financial statement and income tax bases of assets and liabilities. The company records and adjusts any deferred tax asset valuations based on judgment as to future realization of the deferred tax benefits supported by demonstrated trends in the Company's operating results.

As a Canadian corporation, the Company is liable for income taxes under the laws of Canada. Under Canadian laws the Company's Canadian-source income is subject to a 38% tax (denominated in Canadian dollars). Operating losses can be carried forward for either ten or twenty years. The Company has unused operating loss carry-forwards at December 31, 2012 that may be applied against future Canadian taxable income.

The following table summarizes the Company's available loss-carryforwards and net operating loss (NOL) or 2012:



                DESCRIPTION                            2010         2011        2012
---------------------------------------------------------------------------------------

Non-capital losses carried forward 7 years   $        138,305  $      --    $      --
Non-capital losses carried forward 10 years           906,972      906,972      906,972
Non-capital losses carried forward 20 years         1,777,485    2,315,022    2,661,107

Eligible capital losses                                 2,578        2,398        2,398
                                             ----------------  -----------  -----------
TOTAL                                        $      2,825,340  $ 3,224,392  $ 3,570,477
                                             ================  ===========  ===========


--------------------------------------------------------------------------------

The potential tax benefit from these operating loss carry-forwards is $1,357,000, $1,225,000 and $1,074,000 in 2012, 2011 and 2010 respectively. The
Company has recognized a valuation allowance against these deferred tax assets due to the inability to foresee when such benefits will be realized.

Because the timing of realization of the tax benefit from these loss carry-forwards cannot be currently projected, a valuation allowance has been established to completely offset this asset.

The Company is subject to a 30% Australian income tax on Australian source royalty income. This tax is withheld by the payer. The Company incurred Australian income taxes on its oil and gas production totaling $17,822, $17,925 and $10,026 in 2012, 2011 and 2010, respectively.

                                  (continued)

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           December 31, 2012 and 2011
                           (Expressed in US Dollars)


NOTE 1: DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss Per Share

U.S. accounting rules provide for the calculation of "Basic" and "Diluted" earnings per share. Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per common share reflect the potential dilution of securities that could share in the loss of the entity on as "as if converted" basis. This is computed by dividing net income available to common shareholders, as adjusted if necessary, by the weighted average number of common shares outstanding plus potentially dilutive securities.

Weighted average shares outstanding were 43,670,542, 21,096,182 and 19,772,491 for 2012, 2011, and 2010 respectively. Outstanding common stock equivalents have been excluded from the calculation of diluted losses per share because their effect would be antidilutive.

Cash Flows

The Company considers unrestricted cash and cash investments with initial maturity or marketability of three months or less to be cash equivalents for purposes of presenting its Statement of Cash Flows. Cash investments whose use is limited through collateral restrictions are not considered to be cash for cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Financial Instruments

Unless otherwise specified, management believes the carrying value of its financial instruments approximates their fair value due to the short term to maturity.

Reclassifications

Certain 2011 and 2010 amounts have been reclassified in order to conform to the 2012 financial statement presentation.

Recent Accounting Pronouncements

No recent accounting pronouncements or other authoritative guidelines have been issued that management considers likely to have a material impact on our consolidated financial statements.

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           December 31, 2012 and 2011
                           (Expressed in US Dollars)

NOTE 2: ACCOUNTS RECEIVABLE

At December 31, 2012, 2011 and 2010, respectively, the Company has accrued receivables for oil and gas production from its Australian Overriding Royalty Interests of $18,254, $28,397 and $28,922. As well, at December 31, 2012 the Company recorded a receivable of $311,127 related to an exclusivity agreement with a major oil company who was evaluating ATP 582. Collection of the accrued Australian production generally occurs during the quarter following the quarter of production; the exclusivity agreement receivable was collected in 2013. The cost basis of the receivables are believed to approximate their fair values. No allowance for bad debts has been established because the Company has not experienced any significant inability to collect its receivables.

NOTE 3: PURCHASE OF OIL PROPERTIES

In the first quarter of 2012, the Company formed a wholly owned subsidiary, Chelsea Oil Australia Pty

Ltd., for the purpose of completing an acquisition of working interests in the Surat Basin, onshore Australia. The purchase price for the working interest consisted of the following:

    Issuance of  21,780,935 common shares at $0.22 per share       $  4,791,806
    Promissory notes to vendors ($3,000,000, non-interest bearing)    2,770,084
    Stamp duty taxes and other fees                                     240,126
                                                                   -------------
                                                                   $  7,802,016
                                                                   ============

NOTE 4:  COMMON STOCK ISSUANCES

In January and February 2012, the Company sold 5,473,385 shares of its common stock at $0.35 per share for gross cash proceeds of $1,915,684. $290,054 in professional, advisory and finder's fees were incurred in relation to the financing. The Company issued 21,780,935 shares of its common stock as part of the purchase price of acquiring working interests in the Surat Basin, onshore Australia on March 1, 2012.

During 2011, the Company issued a total of 2,657,396 shares. A total of 1,311,112 were issued for cash in the amount of $124,000; 351,429 shares were issued for Directors' and Officers' fees valued at $68,000 and 994,855 shares were issued for services valued at $179,778.

During 2010, the Company issued a total of 557,143 shares. A total of 357,143 shares were issued for cash in the amount of $25,000; 100,000 shares were issued for Directors' Fees valued at $13,000 and 100,000 shares were issued for services valued at $10,000.

NOTE 5: PROPERTIES AND EQUIPMENT

The following table presents costs of property and equipment at December 31, 2012 and 2011:


                                             2012                   2011
                                   -------------------      -----------------
Oil and gas properties             $        10,224,418      $       1,178,470
Office equipment                                 9,232                  9,232
Seismic analysis software                       15,551                 15,551
                                   -------------------      -----------------
    Total costs                             10,249,201              1,203,253
    Accumulated depletion                     (235,087)              (216,743)
    Accumulated depreciation                   (24,783)               (24,783)
                                   -------------------      -----------------
Net Property and Equipment         $         9,989,331      $         961,727
                                   ===================      =================

Depreciation expense was $nil for 2012 and $370 for 2011 and 2010. The office equipment and the software are being depreciated on a straight-line basis over three years.

                    AUSTRALIAN-CANADIAN OIL ROYALTIES, LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           December 31, 2012 and 2011
                           (Expressed in US Dollars)

NOTE 6: LOANS FROM SHAREHOLDERS AND NOTES PAYABLE TO RELATED PARTIES

Concurrent with the acquisition of the assets in the Surat Basin in Australia, on March 1, 2012 the Company agreed to pay the vendors $3.0 million within 12 months. The loan was non-interest bearing and was recorded at net present value of $2,770,084. At December 31, 2012 the net present value of the loan is $2,960,396. The loan was secured against the Surat assets acquired by the Company. On March 25, 2013, the Company agreed to amend the terms of the loan so that it was extended to September 2, 2013. The parties further agreed that:

(a) in the event the promissory notes are repaid on or prior to September 2, 2013, then the principal will accrue interest each day at a rate of 8% per annum, capitalized (if not paid) on the last day of each calendar month from March 1, 2013 to September 2, 2013 and such amount of accrued interest shall be added to the Principal and repaid with the Principal; and

(b) in the event the promissory notes are not repaid on or prior to September 2, 2013, then (i) interest at a rate of 8% per annum accruing daily and compounded quarterly, shall have been deemed to accrue on the principal from September 1, 2012 to September 2, 2013 and such amount of accrued interest shall be added to the principal (such amount hereinafter referred to as the "Outstanding Principal") and (ii) the Outstanding Principal shall thereafter accrue interest at a rate of 8% per annum accruing daily and compounded quarterly until the total Outstanding Principal and interest accrued on the Outstanding Principal is repaid.

During 2011, the Company borrowed $218,500 from two stockholders to cover costs related to petroleum concession ATP 582. In the third quarter of 2012, $109,250 plus accrued interest of $6,958 was repaid. The remaining balance of $134,250 accrues interest at 6% ($25,000) and 12% ($109,500) per year. During 2010 the Company borrowed $25,000 from one of its previous officers and $26,266 from a stockholder (this $26,266 was repaid during 2011). These funds were used to pay for administrative costs and efforts to promote the Company's name and availability.

NOTE 7: TRANSACTIONS WITH RELATED PARTIES

An officer provided office space and services, with no cash costs to the Company. These contributed costs had estimated unpaid values of $3,200 in 2011 and 2010. These amounts have been recorded as operating expenses and as additional paid-in capital in their respective years. No costs were recorded in 2012.

During 2012, 2011 and 2010, the Company reimbursed commonly-controlled entities for personnel and office expenses totaling $29,142, $23,809 and $17,792 respectively. These entities, Tensleep Oil & Production, Inc., and Secretarial Services, Inc., are within the control of the Company's Predecessor Secretary. Additionally, the Company repaid Australian Grazing & Pastoral Co., Pty. Ltd., also controlled by the Company's Predecessor Secretary, for filing fees during 2012 and 2011, which totaled $10,000 and $23,275 respectively.

During 2011, the Company borrowed $218,500 from two stockholders to cover costs related to petroleum concession ATP 582. In the third quarter of 2012, $109,250 plus accrued interest of $6,958 was repaid. The remaining balance of $134,250 accrues interest at 6% ($25,000) and 12% ($109,500) per year. During 2010 the Company borrowed $25,000 from one of its previous officers and $26,266 from a stockholder (this $26,266 was repaid during 2011). These funds were used to pay for administrative costs and efforts to promote the Company's name and availability.

Common Shares to Directors - In 2012, the Company did not award any common shares to directors. In 2011, the Compensation Committee approved 40,000 shares of restricted stock per director, valued at $0.20, being the average market price from January 1, 2011 through May 13, 2011. All shares awarded to directors in 2011 were issued during the year. In 2012, the Company did not award any shares to directors for compensation. At December 31, 2012 and 2011, the Company had accrued director's fees of $35,600 for 80,000 shares that were awarded in prior periods, which have not been issued. Stock is issued to each director at the director's direction. In 2010, the Company issued 100,000 shares valued at $13,000 for Directors Fees.

                    AUSTRALIAN-CANADIAN OIL ROYALTIES, LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           December 31, 2012 and 2011
                           (Expressed in US Dollars)

NOTE 8: FOREIGN OPERATIONS

As noted above, the Company was incorporated in Canada. Additionally, the Company operates primarily in Australia where most of its properties are presently located. Substantially all operating revenues reported by the Company during 2012, 2011 and 2010 were received from Australian oil and gas royalty interests. Depletion expense and Australian income taxes reported by the Company during 2012, 2011 and 2010 are also related to the revenue received from the Australian royalties. Australian revenues were $90,353, $125,262 and $77,652 in 2012, 2011 and 2010. Essentially all of the Company's administrative costs are incurred in the United States. Leasing operating expenses and taxes have been incurred in the U.S. and taxes have been paid to Australia.

NOTE 9: SUBSEQUENT EVENTS

On March 25, 2013, the Company extended the terms of its short-term loan as described in Note 4.

NOTE 10: CONCENTRATION OF RISK

The producing oil and gas assets of the Company are all located in Australia. These continue to be the primary source of operating revenues for the Company.

Accounts at the bank are insured by the Federal Deposit Insurance Corporation
(FDIC) up to $250,000 per depositor. Combined balances at December 31, 2012 at the Company's primary bank did not exceed federally insured limits. At December 31, 2012, $211,566 was held in an Australian bank. At December 31, 2012, $207,591 in the Australian bank is restricted to comply with environmental bond requirements of the Queensland, Australia government and accordingly is classified as Other Assets on the Balance Sheet.

NOTE 11: GOING CONCERN CONSIDERATIONS

As of December 31, 2012, the Company has limited disposable cash and its revenues are not sufficient to, and cannot be projected to, cover operating expenses and expansion by the Company. These factors raise substantial doubt as to the ability of the Company to continue as a going concern. Management's plans include attempting to raise funds from the public through a stock offering, and attempting to acquire additional producing interests in exchange for stock. Management intends to make every effort to identify and develop sources of funds. There is no assurance that Management will be successful. The Company is effectively debt free and could continue to operate at subsistence levels pending development of funding sources.

NOTE 12: SUPPLEMENTARY DATA - RESERVES OF OIL AND GAS (UNAUDITED)

The following schedules set out available information about the Company's oil and gas activities at December 31, 2012.

RESERVES OF OIL AND GAS - ROYALTY INTERESTS

The current quantities of reserves of oil and gas relating to royalty interests are presented based on information obtained from estimated reserves as reported by the Queensland, Australia Government and the operator of the Victoria, Australia petroleum lease. Reserve data for Victoria lease was derived from reserve data reported by the operator at October 1, 2009, adjusted for actual production in 2010 and 2011. Reserve data is revised annually and published by the Queensland government on their website. No reserve information is presented relating to the Company's Working Interests because the necessary information is not available or the Company's interests are not large enough to economically and reasonably obtained this information.

                                  (continued)

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           December 31, 2012 and 2011
                           (Expressed in US Dollars)


NOTE 12: SUPPLEMENTARY DATA - RESERVES OF OIL AND GAS (UNAUDITED) (CONTINUED)


                                                  Gas (mcf)           Oil (bbls)
                                                  --------            ---------
Reserves, Beginning of Year                       116,979              17,012

Revisions to Previous Estimates                   (52,384)             (9,312)
Improved Recovery                                    --                  --
Acquisition of Probable Reserves                     --               143,000
Extensions and Discoveries                           --                  --
Current year production                            (8,204)                (77)
                                                 --------           ---------

Reserves, End of Year                              56,391             150,623
                                                 ========           =========



                 RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES
                      For the Year Ended December 31, 2012

                                         Australia       U.S.          TOTAL
                                      ----------   ------------  ------------
Sales of oil and gas                  $   89,332   $      1,021  $     90,353
Production costs (including taxes)       (11,028)          --         (11,028)
Depletion                                (18,344)          --         (18,344)
                                      ----------   ------------  ------------
Results of operations from
     producing activities (excluding
     corporate overhead)              $   59,960   $      1,021  $     60,981
                                      ==========   ============  ============


               CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

                                         At December 31, 2012

                                             Australia      U.S.       TOTAL
                                           ------------   -------   ----------
Unproved properties
     (not being amortized)                  $  9,666,013   $ 1,878   $9,667,891
Proved properties
     (being amortized)                           554,027     2,500      556,527
                                            ------------   -------   ----------
   Total Capitalized Costs                    10,220,040     4,378   10,224,418

Accumulated depletion                           (232,643)   (2,444)    (235,087)
                                            ------------   -------   ----------

Net Capitalized Costs                       $  9,987,397   $ 1,934   $9,989,331
                                            ============   =======   ==========

                                  (continued)

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           December 31, 2012 and 2011
                (Expressed in US Dollars unless noted otherwise)


NOTE 12: SUPPLEMENTARY DATA - RESERVES OF OIL AND GAS (UNAUDITED) (CONTINUED)

      COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND
                                  DEVELOPMENT

                                       For the Year Ended December 31, 2012

                                       AUSTRALIA           U.S.
                                       ---------           ----
Property acquisition costs:
     Probable reserves              $   4,692,000     $           -
     Unproved                           1,743,202                 -
     Facilities                         1,317,000                 -
     Exploration costs                  1,293,746                 -
     Development costs                          -                 -
                                                -                 -

TOTAL                               $   9,045,948     $           -
                                    =============    ===============

NOTE 13:  COMMITMENTS

The following table summarizes the capital obligations required to maintain the Company's working interest properties in Australia.


                        RENEWAL / ISSUE        1 YEAR           2 YEARS          3 YEARS
           LEASE             DATE            2012 - 2013      2014 - 2015      2015 - 2016         TOTAL
           -----             ----            -----------      -----------      -----------         -----

          ATP 582         2012-08-01       $     1,000,000  $     4,100,000  $     6,000,000  $   11,100,000
           PL 18          2010-09-01             7,300,000                -                -       7,300,000
           PL 40          2008-09-11                     -                -                -               -
          PL 280          2009-08-30                     -                -                -               -
                                                         -                -                -               -

           TOTAL                           $     8,300,000  $     4,100,000  $     6,000,000  $   18,400,000
                                           =     =========  =     =========  =     =========  =   ==========
