Form 20-F/A
period 2012-12-31
AUSTRALIAN CANADIAN OIL ROYALTIES LTD
filed 2013-05-22
CIK 1061288

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 20-F/A
                               (AMENDMENT NO. 1)

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [_] No [X]

--------------------------------------------------------------------------------

                                EXPLANATORY NOTE


     We are filing this Amendment No. 1 (this "Amendment No. 1") to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 originally filed with the Securities and Exchange Commission on May 16, 2013 (the "Form 20-F") for the purpose of: (i) revising a table in Item 9.A of the Form 20-F, (ii) making certain revisions to the financial statements included in the Form 20-F, and (iii) furnishing the Interactive Data File as Exhibit 101.

     Other than as expressly set forth above, this Amendment No. 1 does, and does not purport to, amend, update or restate the Form 20-F or reflect any events that have occurred after the original filing date of the Form 20-F. The Form 20-F, as amended by this Amendment No. 1, continues to speak as of the original filing date of the Form 20-F.


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

ITEM 3.  KEY INFORMATION

3.A      SELECTED FINANCIAL DATA

     The following table presents financial data for ACOR as of and for the periods indicated:


---------------------- ----------------------------------------------------------------------------------
                                             AS OF DECEMBER 31,
---------------------- ----------------------------------------------------------------------------------
                             2012              2011             2010            2009           2008
---------------------- ----------------- ----------------- ---------------- -------------- --------------
TOTAL ASSETS             $10,605,110        $1,227,350        $988,302        $991,218      $2,027,173
---------------------- ----------------- ----------------- ---------------- -------------- --------------
SHORT-TERM DEBT           $2,960,396            -                 -               -         $1,000,000
---------------------- ----------------- ----------------- ---------------- -------------- --------------
LOANS FROM                 $134,250          $243,500          $51,266        $ 25,000        $50,000
STOCKHOLDERS
---------------------- ----------------- ----------------- ---------------- -------------- --------------
STOCKHOLDERS' EQUITY      $6,937,137         $883,786         $771,091        $867,202       $894,399
---------------------- ----------------- ----------------- ---------------- -------------- --------------
WEIGHTED-AVERAGE          43,670,542        21,096,182       19,722,491      17,833,997     14,664,731
SHARES OUTSTANDING
---------------------- ----------------------------------------------------------------------------------

---------------------------------------------------------------------------------
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

UNCONVENTIONAL PROSPECTIVITY

     Recent advances in horizontal drilling and completion techniques have made formations like the Arthur Creek very prospective. The Lower Arthur Creek consists of a radioactive "Hot Shale" and an additional overlying zone of apparent source rock defined by the Passey Method of well log interpretation, further overlain by the Upper Arthur Creek sequence of interbedded fine elastics, siltyshales and carbonates.

     It is the Hot Shale zone that is present throughout most of the [SOUTHERN] Georgina Basin, including the Dulcie Syncline area in N.T. and the Toko Syncline in QLD. It is this zone that is currently being evaluated by Petrofrontier and Statoil (up to $210.0 million combined work program) and to which independent evaluators have assigned considerable prospective resources. Within ATP 582, Ryder Scott has assigned 4.1 Tcf of recoverable prospective resources to the Hot Shale, however, it is the aforementioned log-defined source rock not present in the NT portion of Southern Georgina Basin that is of the primary interest to the Company. This zone has TOC of 1 to 2% and is thought to be not only prospective on its own, but also to be the source of the hydrocarbon shows observed in Mirrica, Netting Fence, and Todd wells. Management estimates 2.4 billion barrels of recoverable liquids and gas in these zones within ATP 582. This is the geological model shared by Central Petroleum Ltd. and Total, who have committed up to $190.0 million to the adjoining permits held by Central Petroleum Ltd. and who have likened the Arthur Creek to the highly prolific VacaMuerta shale being exploited in Argentina at present.

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

SUBSEQUENT EVENTS

     On March 25, 2013, the Company extended the terms of its short-term loan. Concurrent with the acquisition of the assets in the Surat Basin, on March 1, 2012 the Company agreed to pay the sellers $3.0 million within 12 months. The loan was non-interest bearing and was recorded at net present value of $2,770,084. At December 31, 2012, the net present value of the loan is $2,960,396. The loan was secured against the Surat assets acquired by the Company. On March 25, 2013, the Company agreed to amend the terms of the loan so that it was extended to September 2, 2013.

     The parties further agreed that:

     (a) in the event the promissory notes are not repaid on or prior to September 2, 2013, then the principal will accrue interest each day at an annual rate of 8%, capitalized (if not paid) on the last day of each calendar month from March 1, 2013 to September 2, 2013 and such amount of accrued interest shall be added to the principal and repaid with the principal; and

     (b) in the event the promissory notes are not repaid on or prior to September 2, 2013, then (i) interest at an annual rate of 8% accruing daily and compounded quarterly, shall have been deemed to accrue on the principal from September 1, 2012 to September 2, 2013 and such amount of accrued interest shall be added to the principal (such amount hereinafter referred to as the "OUTSTANDING PRINCIPAL") and
          (ii) the Outstanding Principal shall thereafter accrue interest at an annual rate of 8% accruing daily and compounded quarterly until the total Outstanding Principal and interest accrued on the Outstanding Principal is repaid.

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

OIL AND GAS PROPERTIES

     The Company follows the full cost method of accounting for oil and gas producing activities and, accordingly, capitalizes all costs incurred in the acquisition, exploration, and development of proved oil and gas properties, including the costs of abandoned properties, dry holes, geophysical costs, and annual rentals. All general corporate costs are treated as expenses as incurred. In general, sale or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs with no gain or loss recorded. Capitalized costs are recorded in cost centers on a country-by-country basis. The Company had not participated in the exploration and development of proved oil and gas properties until 2012. Capitalized costs are subject to a "ceiling test," which basically limits such costs to the aggregate of the "estimated present value," discounted at a 10% interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties. Costs in excess of the ceiling test are adjusted against income.

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

6.E      SHARE OWNERSHIP

     As of the date of this Form 20-F, our directors and officers owns 21.47%percent of our common shares in the aggregate. See Item 7.A "Major Shareholders" for further information.

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

8.B      SIGNIFICANT CHANGES

     Please see Item 3. "Key Information", Item 4 "Information on the Company" and Item 5."Operating and Financial Review and Prospects" for additional information.

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

     The following table summarizes the annual high and low market prices for the five most recent full financial years:

                      US$
        YEAR      HIGH      LOW
        2012      0.35      0.10
        2011      0.29      0.01
        2010      0.22      0.02
        2009      0.20      0.04
        2008      0.80      0.05

--------------------------------------------------------------------------------

     The following table summarizes the quarterly high and low market prices for each full financial quarter over the two most recent full financial years:

                           2011                2012
                US$    HIGH      LOW       HIGH       LOW
        1st Quarter    0.28      0.16      0.29      0.12
        2nd Quarter    0.25      0.01      0.30      0.10
        3rd Quarter    0.29      0.15      0.25      0.10
        4th Quarter    0.29      0.14      0.30      0.10

--------------------------------------------------------------------------------

      The following table summarizes monthly high and low market prices for each of the most recent six months:

                                     US$
                               HIGH       LOW
                 April 2013    0.14      0.05
                 March 2013    0.20      0.04
              February 2013    0.20      0.10
               January 2013    0.20      0.16
              December 2012    0.80      0.05
              November 2012    0.25      0.18

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

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas producing activities and, accordingly, capitalizes all costs incurred in the acquisition, exploration, and development of proved oil and gas properties, including the costs of abandoned properties, dry holes, geophysical costs, and annual rentals. All general corporate costs are treated as expenses as incurred. In general, sale or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs with no gain or loss recorded. Capitalized costs are recorded in cost centers on a country-by-country basis. The Company had not participated in the exploration and development of proved oil and gas properties until 2012. Capitalized costs are subject to a "ceiling test," which basically limits such costs to the aggregate of the "estimated present value," discounted at a 10% interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties. Costs in excess of the ceiling test are adjusted against income.

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
