Form 20-F
period 2013-12-31
CHELSEA OIL & GAS LTD.
filed 2014-05-15
CIK 1061288

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

     [_]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

     [X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
           SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED
                               DECEMBER 31, 2013

                                       OR

     [_]            TRANSITION REPORT PURSUANT TO SECTION 13
                   OR 15(D) OF THE SECURITIES EXCHANGE ACT OF
                                    1934 OR

     [_]            SHELL COMPANY REPORT PURSUANT TO SECTION
                   13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934

                         COMMISSION FILE NUMBER 0-29832
                            CHELSEA OIL AND GAS LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ALBERTA, CANADA
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                             3200,500 - 4TH AVE SW
                       CALGARY, ALBERTA, CANADA, T2M 0B4
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                             JESSE MEIDL, DIRECTOR
                               T: (403) 457-1959
                               F: (403) 457-1933
                             3200,500 - 4TH AVE SW
                       CALGARY, ALBERTA, CANADA, T2M 0B4

          (NAME, TELEPHONE, E-MAIL AND/OR FACSIMILE NUMBER AND ADDRESS
                           OF COMPANY CONTACT PERSON)

          SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                      NONE

     SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF
                      THE ACT: COMMON SHARES, NO PAR VALUE

    SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION
                 15(D) OF THE ACT: COMMON SHARES, NO PAR VALUE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

         64,056,876 COMMON SHARES, NO PAR VALUE AS OF DECEMBER 31, 2013


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (ss.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer [ ] Accelerated filer [ ]   Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:


                                                                       [ ] Other
[ ] U.S. GAAP        [X] International Financial Reporting Standards as
                         issued by the International Accounting
                         Standards Board

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [ ] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes[ ] No [X]

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE

INTRODUCTION AND USE OF CERTAIN TERMS......................................... 1

FORWARD-LOOKING STATEMENTS.................................................... 5

   PART I  6

           ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.......6

           ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.....................6

           ITEM 3. KEY INFORMATION.............................................6

                    3.A     SELECTED FINANCIAL DATA............................6

                    3.B     CAPITALIZATION AND INDEBTEDNESS....................6

                    3.C     REASONS FOR THE OFFER AND USE OF PROCEEDS..........6

                    3.D     RISK FACTORS.......................................6

           ITEM 4. INFORMATION ON THE COMPANY.................................15

                    4.A     THREE YEAR HISTORY AND DEVELOPMENT OF CHELSEA.....15

                    4.B     BUSINESS OVERVIEW.................................18

                    4.C     ORGANIZATIONAL STRUCTURE..........................19

                    4.D     PROPERTY, PLANT AND EQUIPMENT.....................19

                    4.E     UNRESOLVED STAFF COMMENTS.........................24

           ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS...............24

           ITEM 6. DIRECTORS AND SENIOR MANAGEMENT............................31

                    6.A     DIRECTORS AND SENIOR MANAGEMENT...................31

                    6.B     COMPENSATION......................................33

                    6.C     BOARD PRACTICES...................................34

                    6.D     EMPLOYEES.........................................34

                    6.E     SHARE OWNERSHIP...................................34

           ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..........34

                    7.A     MAJOR SHAREHOLDERS................................34

                    7.B     RELATED PARTY TRANSACTIONS........................35

                    7.C     INTEREST OF EXPERTS AND COUNSEL...................35

           ITEM 8. FINANCIAL INFORMATION......................................35

                    8.A     CONSOLIDATED STATEMENTS AND OTHER
                            FINANCIAL INFORMATION.............................35

                    8.B     SIGNIFICANT CHANGES...............................35

           ITEM 9. THE OFFER AND LISTING......................................35

                    9.A     PRICING HISTORY...................................35

                    9.B     PLAN OF DISTRIBUTION..............................36

                    9.C     MARKET............................................36

                    9.D     SELLING SHAREHOLDERS..............................36

                    9.E     DILUTION..........................................36

                    9.F     EXPENSES OF THE ISSUE.............................36
           ITEM 10. ADDITIONAL INFORMATION....................................37

                    10.A    SHARE CAPITAL.....................................37

                    10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION............37

                    10.C    MATERIAL CONTRACTS................................37

                    10.D    EXCHANGE CONTROLS.................................38

                    10.E    TAXATION..........................................38

                    10.F    DIVIDENDS AND PAYING AGENTS.......................38

                    10.G    STATEMENT BY EXPERTS..............................38

                    10.H    DOCUMENTS ON DISPLAY..............................39

                    10.I    SUBSIDIARY INFORMATION............................39

           ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT
                    RELATED MARKET RISK.......................................39

           ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES....39

   PART II 40

           ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...........40

       ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF

                    PROCEEDS..................................................40

           ITEM 15. CONTROLS AND PROCEDURES...................................40

           ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERTS.........................41

                    16.A    AUDIT COMMITTEE FINANCIAL EXPERTS.................41

                    16.B    CODE OF ETHICS....................................43

                    16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES............43

                    16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
                            COMMITTEE.........................................43

              16.E  PURCHASES  OF  EQUITY  SECURITIES  BY  THE  ISSUER AND
                    AFFILIATED

                            PURCHASER.........................................43

                    16.F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT......44

                    16.G    CORPORATE GOVERNANCE..............................44

                    16.H    MINE SAFETY DISCLOSURES...........................44

   PART III 45

           ITEM 17. FINANCIAL STATEMENTS......................................45

           ITEM 18. FINANCIAL STATEMENTS......................................45

           ITEM 19. EXHIBITS..................................................45

SIGNATURE.....................................................................46

                     INTRODUCTION AND USE OF CERTAIN TERMS

     Unless otherwise specified, information provided in this annual report on Form 20-F (this "FORM 20-F") is as of December 31, 2013.

     Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms "Chelsea", "we", "us", "our", the "Corporation" and the "Company" refer to Chelsea Oil and Gas Ltd. All dollar amounts contained in this Form 20-F are expressed in U.S. dollars and references to "dollars", "$", "US$" or "USD" are to U.S. dollars, and all references to "A$" or "AUD" are to Australian dollars and "C$" are to Canadian dollars. In addition, unless the context suggests otherwise, references to:

     o ABCA" means the Business Corporations Act (Alberta), as amended or re-enacted, including the regulations promulgated thereunder;

     o    ACOR" means Australian-Canadian Oil Royalties Ltd.;

     o AIF" means the Annual Information Form including the appendices hereto filed by Chelsea for the year ended December 31, 2013 pursuant to Canadian MI 51-105;

     o AGM" means the Annual General Meeting of the Corporation held on January 13, 2013;

     o    ARRANGEMENT" means the plan of arrangement under the provisions of
          Section 288 of the BCBA between Chelsea and ITME on the terms and conditions set forth in the Arrangement Agreement;

     o ARRANGEMENT AGREEMENT" means the arrangement agreement dated May 28, 2013 between ITME and Chelsea in respect of the Arrangement;

     o ATP" means Authority to Prospect, an ATP is a concession granted by the State of Queensland, Australia, which entitles its holders to an exclusive right to explore for oil and natural gas in Queensland in the particular area covered by the ATP. Each ATP has an initial term of four years. The area covered by an ATP is reduced by relinquishment of approximately one-fourth of the area at the start of the third year of its effectiveness and an additional one-fourth of the original area at the start of the fourth year of its effectiveness. The area to be relinquished is chosen by the holder of the ATP. An ATP will require some kind of geological and/or geophysical operations, such as new seismic or seismic interpretation, drilling or other operations during the term of the tenure. The amount of work to be performed depends upon the expenditures required for each specific year of the tenure. Holders are only required to expend those amounts as set out in the original concession document. Applications for renewal may be filed at the time of expiration of an ATP;

     o    ATP 582" means Authority to Prospect number 582, issued pursuant to section 84 of the Petroleum and Gas (Production and Safety) Act 2004;

     o BCBCA" means the Business Corporations Act (British Columbia), as amended or re-enacted, including the regulations promulgated thereunder;

     o BCSC" has the meaning ascribed under Directors and Senior Management; Cease Trade Orders in this Form 20-F;

     o BEST ESTIMATE" means the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50% probability (P50) that the quantities actually recovered will equal or exceed the best estimate;

     o BOARD OF DIRECTORS" means the board of directors of Chelsea, as constituted from time to time, and where the context requires, includes any duly constituted committee thereof;

     o BOWEN BASIN" means a foreland basin in eastern Queensland of Early Permian to Middle Triassic age sediments. It occupies about 160,000km2, the southern half of which is covered by the Surat Basin;

     o BROKERED PRIVATE PLACEMENT" means the proposed brokered private placement of common shares and convertible common equity led by RiverRock;

     o CHAPMAN" means Chapman Petroleum Engineering Ltd., engaged by Chelsea to complete a NI 51-101 reserve report on the Louise gas field on PL 40 in the Surat Basin;

     o COGE HANDBOOK" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time;

     o COMMON SHARES" or "CHELSEA COMMON SHARES" means the common shares in the capital of the Corporation;

     o COOPER BASIN" means the sedimentary geological basin of Triassic age covering 130,000 km2 in the north east part of South Australia and in the south west part of Queensland;

     o CORPORATION" or "CHELSEA" means Chelsea Oil and Gas Ltd., including where the context requires, its predecessors;

     o DPIIP" means Discovered Petroleum Initially In Place, the quantity of petroleum which is estimated, on a given date, to be contained in known accumulations, plus those quantities already produced therefrom. If the hydrocarbon is oil, it may be referred to as OOIP and if the hydrocarbon is gas, it may be referred to as OGIP;

     o    EA" means Environmental Authority;

     o EARNING OBLIGATIONS" has the meaning ascribed under Information of the Company; Three Year History and Development of Chelsea in this Form 20-F;

     o FARM-OUT" has the meaning ascribed under Information of the Company; Three Year History and Development of Chelsea in this Form 20-F;

     o FARM-OUT INTEREST" has the meaning ascribed under Property, Plant and Equipment in this Form 20-F;

     o GEORGINA BASIN" means the intracratonic sedimentary basin in central and northern Australia, lying within the Northern Territory and within Queensland and "South Georgina Basin" means the southerly portion of the Georgina Basin;

     o IFRS" means International Financial Reporting Standards as issued by the International Accounting Standard Board;

     o    ITME" means International TME Resources Inc.;

     o HIGH ESTIMATE" means an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10% probability (P10) that the quantities actually recovered will equal or exceed the high estimate;

     o LOW ESTIMATE" means a conservative estimate of the quantity that it will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90% probability (P90) that the quantities actually recovered will equal or exceed the low estimate;

     o MI 51-105" has the meaning ascribed under Operating and Financial Review and Propsects in this Form 20-F;

     o NATIVE TITLE" means agreements signed pursuant to the Native Title Act 1993 which recognizes that the indigenous people of Australia continue to hold rights and interests in relation to certain lands and water;

     o    NATIVE TITLE ACT" means the Native Title Act 1933 (Cwth), as amended;

     o NGL" means Natural Gas Liquids, those hydrocarbon components that can be recovered from natural gas as liquids, including but not limited to ethane, propane, butanes, pentanes plus condensate, and small quantities of non-hydrocarbons;

     o NI 51-101" means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

     o NI 52-110" has the meaning ascribed under Audit Committee Financial Experts in this Form 20-F;

     o NON-BROKERED PRIVATE PLACEMENT" means the private placement of 5,473,385 subscription receipts of the Corporation issued at a price of $0.35 per subscription receipt which closed in January, 2012, and which subscription receipts were converted into 5,473,385 Common Shares on February 29, 2012;

     o OPTIONS" means stock options to purchase Common Shares issued pursuant to the Corporation's stock option plan;

     o OLYMPIA" means Olympia Trust Company, the registrar and transfer agent for the Common Shares;

     o OVERRIDING ROYALTY" or "ORRI" means Overriding Royalty Interest, an interest assigned out of the lessee's leasehold or Working Interest. The amounts payable from Overriding Royalty Interests are payments calculated as a percentage of either Gross Production or the gross revenues of the Working Interest (based on the wellhead price) from a concession or lease, usually free and clear of all exploration, drilling and development and production costs, except for any applicable taxes and federal levies. In calculating the wellhead price, pipeline and trucking costs have already been deducted from the refinery price. The overriding royalties discussed herein are generally expressed as a percent of the Gross Production;

     o OTCQB" has the meaning ascribed under The Offer and Listing; Pricing History in this form 20-F;

     o    PETROLEUM ACT" means the Petroleum Act 1923 (QLD);

     o PEL" means Petroleum Exploration License, an exclusive oil and gas Exploration Permit issued by the South Australian Department of Primary Industries and Resource in the State of South Australia, Australia. The initial term of the tenure is for a five (5) year period;

     o PL" means Petroleum Lease, a lease granted by the State of Queensland, Australia under the Petroleum Act and includes any variation, renewal, permit, license or other interest issued in substitution thereof and any other petroleum tenure or rights to explore for or produce Petroleum Substances;

     o PVIL" has the meaning ascribed under Directors and Senior Management; Bankruptcies in this Form 20-F;

     o RIVERROCK" means RiverRock Securities Limited, a UK broker and advisor having its principal place of business at 3rd Floor, Grosvenor Gardens, London SW1W 0DH, United Kingdom;

     o RYDER SCOTT" means Ryder Scott Company, engaged by Chelsea to complete a NI 51-101 resource report on ATP 582 in the Georgina Basin;

     o    SANTOS" means Santos Ltd. an Australian oil company;

     o SIMPSON BASIN" means the intracratonic early to middle Triassic basin occupying 100,000km2 of northern South Australia, south east Northern Territory and south west Queensland;

     o SPROULE" means Sproule International Ltd., engaged by Chelsea to complete a NI 51-101 reserve report on PL 18 and 280 oil fields in the Surat Basin;

     o    STATOIL" means Statoil ASA;

     o SURAT BASIN" means the intracratonic early Jurassic to Cretaceous basin occupying 300,000km2 of central southern Queensland and central northern New South Wales;

     o SURAT-BOWEN BASIN" means the combination of Permian and Triassic age sediments of the deeper Bowen Basin, overlain by the Jurassic and Cretaceous strata of the Surat Basin. Because intervals of both sequences are prospective and have produced in close or even over-lying proximity, Operators tend to use the two names inter-changeably;

     o SECTION 31 DEED" means the right to negotiate deed of agreement regarding the addition of excluded land into an ATP under Section 31(1)(b) of the Native Title Act 1993 (Cth);

     o    TOTAL" means Total S.A;

     o    TERRA NOVA" means Terra Nova Energy Ltd., operator of PEL 112 and PEL
          444;

     o    USGAAP" means United States Generally Accepted Accounting Principles;

     o    WARRANT" means one Common Share purchase warrant of the Corporation;
          and

     o WORKING INTEREST" or "WI" means all or a fractional part of the ownership rights granted by a concession or lease. The owner of a Working Interest or a part thereof pays all costs of exploration and is entitled to the Gross Production, less royalties retained by the grantor or lessor, and less Overriding Royalty Interests or other non-operating interests created or assigned from the Working Interest. The owner of a Working Interest may incur operating expenses in excess of income.

                           FORWARD-LOOKING STATEMENTS

     Statements made in this Form 20-F that are not historical or current facts are "forward looking statements" made pursuant to the safe harbor provisions of
Section 27A of the Securities Act of 1933, as amended (the "ACT"), and Section 21E of the Securities Exchange Act of 1934, as amended. These statements often can be identified by the use of terms such as "may," "will," "expect," "believe," "anticipate," "estimate," "approximate," or "continue," or the negative thereof. We intend that such forward-looking statements be subject to the safe harbors for such statements. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Any forward-looking statements represent management's best judgment as to what may occur in the future. However, forward-looking statements are subject to risks, uncertainties and important factors beyond our control that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events. See Item 3.D "Risk Factors" for additional information relating to our risk factors.

PART I ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

3.A      SELECTED FINANCIAL DATA

     The following table presents financial data for Chelsea as of and for the periods indicated:


                                                               AS OF DECEMBER 31,
                                  ----------------------------------------------------------------------------
                                      2013              2012             2011            2010           2009
                                  ----------------------------------------------------------------------------
                                      IFRS              IFRS            USGAAP          USGAAP         USGAAP
                                  ----------------------------------------------------------------------------
TOTAL ASSETS                      $10,605,110       $11,073,620       $1,227,350      $  988,302       $991,218
CURRENT LIABILITIES                $4,418,783        $3,667,974       $  343,564      $  217,211       $124,016
COMMON STOCK                      $14,056,459       $10,534,312       $4,116,877      $3,745,099     $3,697,099
SHAREHOLDERS' EQUITY               $9,010,936        $6,937,162       $  883,786      $  771,091       $867,202
WEIGHTED-AVERAGE SHARES            56,027,645        43,670,542       21,096,182      19,722,491     17,833,997
OUTSTANDING

                                                         FOR THE YEAR ENDED DECEMBER 31,
                                  ----------------------------------------------------------------------------
                                      2013              2012             2011            2010           2009
                                  ----------------------------------------------------------------------------
                                      IFRS              IFRS           USGAAP(1)       USGAAP(1)      USGAAP(1)
                                  ----------------------------------------------------------------------------
REVENUE                             $98,805           $79,325           $28,551         $77,652        $61,170
NET LOSS FOR THE YEAR              $1,005,632         $382,955         $262,283        $147,311       $236,950
BASIC AND DILUTED LOSS PER          $(0.02)           $(0.01)           $(0.01)         $(0.01)        $(0.01)
SHARE

NOTE:

(1) The Company became a reporting issuer in Canada during 2013 and has compiled its accounts under IFRS starting January 1, 2012.


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

     The risks and uncertainties below are not the only issues facing Chelsea. Additional risks and uncertainties not presently known to Chelsea or that Chelsea currently considers immaterial may also impair the business and operations of Chelsea and cause the price of the Chelsea Common Shares to decline.

 EXPLORATION, DEVELOPMENT AND PRODUCTION RISKS

     Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Chelsea depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. The future value of Chelsea is therefore dependent on the success of Chelsea's activities, which are principally directed toward the exploration, appraisal and development of its properties in Australia. Exploration, appraisal and development of oil and natural gas properties is highly speculative and involves a significant degree of risk. Without the continual addition of new reserves, any existing reserves that Chelsea may discover or acquire at any particular time and the production therefrom will decline over time as such existing reserves are exploited. Any discovery of or future increase in Chelsea's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Chelsea will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Chelsea may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomical. There is no assurance that commercial quantities of oil and natural gas will be discovered or acquired by Chelsea.

     Oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, fixing drilling hazards or environmental damage caused by operations could greatly increase the cost of those operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental and other approvals or consents, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

 ASSESSMENTS OF VALUE OF ACQUISITIONS

     Acquisitions of oil and natural gas issuers and oil and natural gas assets are typically based on engineering and economic assessments made by independent engineers and Chelsea's own assessments. These assessments will include a series of assumptions regarding such factors as recoverability and marketability of oil and natural gas, future prices of oil and natural gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond Chelsea's control. In particular, the prices of, and markets for, oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that Chelsea may use for its year-end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by Chelsea. Any such instance may offset the return on and value of the securities of Chelsea.

EARLY STAGE OF DEVELOPMENT, LIMITED OPERATING AND EARNINGS HISTORY

     Chelsea's business plan requires significant expenditure, particularly capital expenditure, in its oil and gas exploration phase. Any future profitability from Chelsea's business will be dependent upon the successful exploration and development of its petroleum properties, and there can be no assurance that Chelsea will achieve profitability in the future. Revenues may not occur for some time, if at all. The timing and extent of these is variable and uncertain and accordingly Chelsea is unable to predict when, if at all, profitability will be achieved.

ABILITY TO EXECUTE EXPLORATION AND DEVELOPMENT PROGRAM

     It may not always be possible for Chelsea to execute its exploration and development strategies in the manner in which Chelsea considers optimal. Chelsea's exploration and development programs in onshore Australia involve the need to obtain approvals from the relevant authorities, which may require conditions to be satisfied or the exercise of discretion by the relevant authorities. It may not be possible for such conditions to be satisfied.

 OPERATIONAL EXPERIENCE

     The proposed management and directors of Chelsea have significant international experience in the oil and gas industry; however, given the fact that Chelsea was incorporated recently, the team has, as a group, limited direct experience operating in onshore Australia, aside from its consultants and advisors.

 AVAILABILITY OF DRILLING EQUIPMENT

     Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Chelsea and may delay exploration and development activities. Recent industry conditions have led to shortages of drilling equipment in certain areas. To the extent that Chelsea is not the operator of its oil and gas properties, Chelsea will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

 HISTORY OF LOSSES

     Chelsea has historically incurred losses from operations. There can be no assurance that Chelsea will achieve profitability in the future. In addition, should Chelsea be unable to continue as a going concern, realization of assets and settlement of liabilities other than in the normal course of business may be at amounts significantly different from those in the financial statements.

 INVESTMENT RISKS

     Revenues may not occur for some time, if at all. The timing and extent of these is variable and uncertain and accordingly the Corporation is unable to predict when, if at all, profitability will be achieved. An investment in the Common Shares is highly speculative and should only be made by persons who can afford a significant or total loss of their investment.

 CASH OUTFLOW USED IN OPERATIONS

     The inability of Chelsea to generate positive operating cash inflow in the future could have a material adverse impact on Chelsea's business, financial condition, results of operations and prospects.

 PROJECT RISKS

     Chelsea will manage a variety of projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over runs could make a project uneconomic. Chelsea's ability to execute projects and market oil and natural gas depends upon numerous factors beyond Chelsea's control, including:

o    the effects of inclement weather;

o    the availability of drilling and related equipment;

o    unexpected cost increases;

o    accidental events;

o    currency fluctuations;

o    changes in regulations;

o    the availability and productivity of skilled labour; and

o the regulation of the oil and natural gas industry by various levels of government and

o    governmental agencies.


Because of these factors, Chelsea could be unable to execute projects on time, on budget or at all. COMMODITY PRICES

     Chelsea's future revenue, profitability, growth and the carrying value of its oil and natural gas properties will be substantially dependent on prevailing prices of oil and natural gas. Chelsea's ability to borrow and to obtain additional capital on attractive terms will also be substantially dependent upon oil and natural gas prices. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond the control of Chelsea. These factors include economic conditions in Australia and elsewhere in the world, the actions of the Organization of the Petroleum Exporting Countries (OPEC), governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and natural gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and natural gas could have an adverse effect in the future on Chelsea's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations, as applicable. There can be no assurance that recent commodity prices will be sustained if and when Chelsea commences production or over the life of the Chelsea's operations. There is risk that commodity prices may decline in the future, although it is not possible to predict the time or extent of such decline.

 ACCESS TO INFRASTRUCTURE

     Chelsea's ability to market production from any potential oil and natural gas discoveries may depend on its ability to secure transportation. Chelsea may also be affected by deliverability uncertainties related to the proximity of its potential production to pipelines and processing facilities and operational problems affecting such pipelines and facilities.

 DELAYS IN BUSINESS OPERATIONS

     In addition to the usual delays in payments by purchasers of oil and natural gas to Chelsea or to the operators, and the delays by operators in remitting payment to Chelsea, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of Chelsea in a given period and expose Chelsea to additional third party credit risks.

 HEDGING

     From time to time, Chelsea may enter into agreements to receive fixed prices on any future oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Chelsea would not benefit from such increases. Similarly, from time to time, Chelsea may enter into agreements to fix the exchange rate of various currencies used in its business in order to offset the risk of revenue or cost related losses in the event of currency fluctuations. There is no certainty that any such currency hedges which may be entered into will benefit Chelsea.

 EXPIRATION OF PERMITS, APPLICATIONS AND AUTHORITIES

     Chelsea's properties are and will continue to be held in the form of permits, applications, authorities and Working Interests in permits, applications and authorities. If Chelsea or the holder of the permits, applications and authorities fails to meet the specific requirement of the permits, applications or authorities (including any requirements as to their renewal where renewal is available), the permits, applications or authorities may terminate or expire. There can be no assurance that the obligations required to maintain each of the permits, applications and authorities will be met. The termination or expiration of Chelsea's permits, applications and authorities or the Working Interests relating to the permits, applications and authorities could have a material adverse effect on Chelsea's business, financial condition, results of operations and prospects.

 OPERATIONAL DEPENDENCE

     In the future other companies may operate some of the assets in which Chelsea has an interest. As a result, Chelsea may have limited ability to exercise influence over the operation of such assets or their associated costs, which could have a material adverse effect on Chelsea's business, financial condition, results of operations and prospects. Therefore, Chelsea's return on the assets operated by others will depend upon a number of factors that may be outside of Chelsea's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

 MARKETS AND MARKETING

     The marketability and price of oil and natural gas that may be discovered or acquired by Chelsea will be affected by numerous factors beyond its control. Chelsea's ability to market oil and natural gas in the future, may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets including availability of processing and refining facilities and transportation infrastructure, including access to facilities, pipelines and pipeline capacity and economic tariff rates over which Chelsea may have limited or no control. Chelsea may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational and maintenance problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Any delay or failure to acquire access to, or improper operation or maintenance of, such pipelines and facilities could have a material adverse effect on Chelsea's business, financial condition, results of operations and prospects.

 COMPETITION

     Oil and gas exploration is intensely competitive in all phases and involves a high degree of risk. Chelsea competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties. Chelsea's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of Chelsea. Currently Chelsea is insulated from competition on the lands which it currently holds due to the nature of the proprietary exploration rights granted by the governing bodies under the various licenses and permits, however Chelsea may face competition on surrounding lands if it seeks to increase its land position to acquire other prospective properties. Chelsea may also face competition from competitors on lands which it currently holds a license or permit for in the event that, as a condition of the license or permit, it is required to partially relinquish certain of the lands. In this circumstance, if Chelsea elects to re-apply for such permits or licenses, there are no assurances that Chelsea will be successful. Chelsea's ability to add reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

 RELIANCE ON KEY PERSONNEL

     Chelsea's success will depend in large measure on the performance of its management and other key personnel. The loss of the services of any of such persons could have a material adverse affect on the Chelsea's business, financial condition, results of operations and prospects. Chelsea does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Chelsea are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Chelsea will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Chelsea.

 ESTIMATE OF RESOURCES

     The Corporation's historical resource estimates, available in the Corporation's disclosure documents filed on SEDAR and on EDGAR, have been classified as undiscovered petroleum initially in place and prospective resources. Any such resource estimates are estimates only. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Readers are cautioned that the volumes presented are estimates only and should not be construed as being exact quantities. Chelsea's proposed drilling and seismic program must be considered as a high risk exploration play.

 ESTIMATE OF FAIR MARKET VALUE

     There are numerous uncertainties inherent in an estimate of fair market value including many factors beyond the Corporation's control. The valuations herein represent estimates only. In general, estimates are based upon a number of variable factors and assumptions, such as engineering and geophysical information pertaining to hydrocarbon potential, current material contracts of the Corporation, production history of competitors on similar land positions, access to lands, availability, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies, and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and are only attempts to define the degree of speculation involved.

 THIRD PARTY CREDIT RISK

     Chelsea is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Chelsea, such failures could have a material adverse effect on Chelsea's business, financial condition, results of operations and prospects.

 MANAGEMENT OF GROWTH

     Chelsea may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Chelsea to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Chelsea to deal with this growth could have a material adverse effect on Chelsea's business, financial condition, results of operations and prospects.

 MARKET PRICE OF THE CORPORATION'S SECURITIES

     The trading price of securities of oil and natural gas companies is subject to substantial volatility, and such trading prices have been particularly volatile in recent months. This volatility is often based on factors both related and unrelated to the financial performance or prospects of the companies involved. The market price of the Common Shares could be subject to significant fluctuations in response to variations in Chelsea's operating results, financial condition, liquidity and other internal factors. Factors that could affect the market price of the Common Shares that are unrelated to Chelsea's performance include domestic and global commodity prices and market perceptions of the attractiveness of particular industries. The price at which the Common Shares will trade cannot be accurately predicted.

 INSURANCE

     Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, Chelsea is not fully insured against all of these risks, nor are all such risks insurable. Prior to drilling, Chelsea will obtain insurance in accordance with industry standards to address certain of these risks. However, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not be insurable in all circumstances or, in certain circumstances, Chelsea may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any such uninsured liabilities would reduce the funds available to Chelsea. The occurrence of a significant event that Chelsea is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Chelsea's business, financial condition, results of operations and prospects.

 DIVIDENDS

     Chelsea has not paid any dividends on the Common Shares and it is not anticipated that Chelsea will pay any dividends on the Common Shares for the foreseeable future.

 CONFLICTS OF INTEREST

     The directors or officers of Chelsea may also be directors or officers of other oil and gas companies or otherwise involved in natural resource exploration and development and situations may arise where they are in a conflict of interest with Chelsea. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA which require a director or officer of a company who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with Chelsea to disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

 TITLE TO PROPERTIES

     Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Chelsea. To the extent title defects do exist, it is possible Chelsea may lose all or a portion of its right, title, estate and interest in and to the properties to which the title relates.

 ADDITIONAL FUNDING REQUIREMENTS

     Chelsea will have limited financial resources and limited cash flow from operations, and therefore will likely require additional financing in order to carry out its oil and natural gas exploration, acquisition and development activities. There can be no assurance that additional funding will be available, or available under terms favourable to Chelsea. Failure to obtain such financing on a timely basis could cause Chelsea to have limited ability to expend the capital necessary to undertake or complete future drilling programs, forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Chelsea. Moreover, future activities may require Chelsea to alter its capitalization significantly. Financing by issuing additional securities from the Chelsea's treasury may result in a change of control of Chelsea and dilution to holders of Chelsea Shares.

 ISSUANCE OF DEBT

     From time to time, Chelsea may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Chelsea's debt levels above industry standards. Depending on future exploration and development plans, Chelsea may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Chelsea's articles nor its by-laws limit the amount of indebtedness that Chelsea may incur. The level of Chelsea's indebtedness from time to time could impair Chelsea's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. If Chelsea becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, lenders may foreclose on or sell Chelsea's properties.

 CURRENCY

     Many of the operational, capital and other expenses incurred by Chelsea are paid in Australian dollars or US dollars. If Chelsea achieves commercial production, the revenue from its products will likely be denominated in US dollars or Australian dollars. The assets and liabilities of Chelsea are reported in US dollars. As a result, fluctuations in Australian dollars against the US dollar could result in unanticipated and material fluctuations in the financial results of Chelsea. Chelsea does not currently use derivative instruments to hedge exposure to foreign exchange risks.

 DILUTION

     Chelsea may make future acquisitions or enter into financing or other transactions involving the issuance of securities of Chelsea which may be dilutive to existing securityholders.

 REGULATORY

     Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. Chelsea's operations require licenses and permits from various governmental authorities. There can be no assurance that Chelsea will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of its projects.

     In Australia, while government policies and regulations in relation to exploration, production and marketing are similar in many respects, they ultimately vary between different states and between different governing bodies. Chelsea's activities will require compliance with various laws, both state and those of the Commonwealth of Australia, relating to, among other things, the protection of the environment, Aboriginal cultural heritage, native title rights, the protection of workers and the public. Changes in government, government policies and legislation could have a material adverse effect on Chelsea's business, financial condition, results of operations and prospects.

     In particular, in order to pursue its exploration programs in Australia, Chelsea may require approval from government and non-government bodies to facilitate access to any blocks and tenements in which it has an interest. Any tenements residing within reserves, including national parks and conservation reserves, which are subject to state and Commonwealth legislation could be subject to a change in legislation that could have a material adverse effect on Chelsea's business, financial condition, results of operations and prospects. In addition, any tenements residing in areas which are subject to government policies regarding national defence or of any other particular national interest to Australia may be subject to access requirements that could result in a material adverse effect on Chelsea if they are particularly onerous to Chelsea.

     Chelsea's licenses, permits and authorizations will be subject to applications for renewal in accordance with their terms. Where a licensee has not complied with the conditions to which an exploration permit is subject, or any directions given by the relevant Minister and the Minister is not satisfied that special circumstances exist that justify the granting of the renewal of the permit, the Minister may refuse to grant a renewal of a permit. Where a Minister is satisfied that a commercially exploitable accumulation of petroleum may occur in an exploration permit area, the Minister may require the licensee to apply for a production license or risk losing the exploration permit. A Minister may also refuse to grant a production license, or may grant a production license subject to such conditions as the Minister sees fit but which are unfavourable or particularly onerous to Chelsea. If a permit is not renewed or a production license is not granted or granted subject to unfavourable conditions, Chelsea may suffer significant damage through loss of the opportunity to develop and discover that tenement and this could have an adverse effect on Chelsea's business plan.

     Rights to licenses, permits and authorities held by Chelsea carry with them various obligations in regard to minimum expenditure levels, work commitments and responsibilities in respect of the environment and safety generally. Failure to observe such requirements could prejudice the right to maintain title to a given area.

 ENVIRONMENTAL RISKS AND REGULATIONS

     All phases of the oil and natural gas business present potential environmental risks and hazards and are therefore subject to environmental regulation pursuant to a variety of federal, state and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and the potential for increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Chelsea to incur costs to remedy such discharge. Generally, Australian state and territory legislation and associated regulations include provisions for the regulation of activities on petroleum tenement lands. Statutory provisions require petroleum tenement lands to be protected and rehabilitated to ensure that environmental damage is avoidable or minimal where authorized. These provisions may require approvals and consents to be obtained before certain lands may be accessed and explored. In addition, each state and territory government may impose a wide range of obligations on tenement holders to ensure that petroleum operations comply with various environmental standards and requirements.

     No assurance can be given that environmental laws will not result in a curtailment of future production (if any) or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects.

 CHANGES IN LEGISLATION

     The return on an investment in securities of Chelsea is subject to changes in Canadian and Australian tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects Chelsea or the holding and disposing of the securities of Chelsea. Legislation, regulations and policies continue to be introduced by government and government agencies concerning the security of industrial facilities, including oil and natural gas facilities. Chelsea's operations may be subject to such laws and regulations. Presently, it is not possible to accurately estimate the costs Chelsea could incur to comply with any such laws or regulations, but such expenditures could be substantial.

 INCOME TAXES

     Chelsea, and all of its subsidiaries will file all required income tax returns and believes that it will be in full compliance with the provisions of the Income Tax Act (Canada), United States taxation laws and Australian taxation laws and all other applicable tax legislation. However, such returns are subject to reassessment by applicable taxation authorities. In the event of a successful reassessment of Chelsea, or its subsidiaries, as the case may be, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable. In Australia, Chelsea Oil Australia pty will file any annual income tax returns required pursuant to the Australian taxation laws. It will be assessed while in exploration and production phases of its operation. While in exploration it will be assessed as having no or negative income and will be able to retain a credit towards future income in the event that it has an income from production in the future. In other words, losses for the Australian subsidiaries will be able to be set-off against future profits. The Corporation's subsidiaries will still be required to file annual income tax returns.

 CLIMATE CHANGE

     Australia is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so called "greenhouse gases". Subsequently, representatives from approximately 170 countries met in Copenhagen, Denmark to attempt to negotiate a successor to the Kyoto Protocol. The result of such meeting was the Copenhagen Accord, a non-binding political consensus rather than a binding international treaty such as the Kyoto Protocol.

     Chelsea's exploration and production facilities and other operations and activities emit greenhouse gases and Chelsea may therefore be required to comply with various laws under the jurisdiction in which its activities are being carried out. For example, for its Australian activities, it will be required to report its greenhouse gas emissions to the Australian government where those emissions exceed the thresholds prescribed under the National Greenhouse and Energy Reporting Act 2007 (Cwth). In addition, the Australian Energy Efficiency Opportunities Act 2006 (Cwth) requires persons using more than certain amounts of energy per year to identify and implement opportunities for energy efficiency and to publicly report the results of those measures. Additionally, the Australian government also is proposing to set a national greenhouse emissions cap and introduce an associated national greenhouse emissions trading scheme from 2011. Under such a scheme, companies may face potentially significant costs to pay for the greenhouse emissions associated with their operations and activities, as well as face significant increases in energy costs generally.

     The direct or indirect costs of these laws and regulations could have a material adverse effect on Chelsea's business, financial condition, results of operations and prospects. The future implementation or modification of greenhouse gases regulations, whether to meet the limits required by the Kyoto Protocol, the Copenhagen Accord or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of Chelsea. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact on Chelsea and its operations and financial condition.

 GEO-POLITICAL RISKS

     The marketability and price of oil and natural gas that may be acquired or discovered by Chelsea is and will continue to be affected by political events throughout the world that cause disruptions in the supply of oil. Conflicts, or conversely peaceful developments, arising in the Middle East, and other areas of the world, have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and therefore result in a reduction of Chelsea's net production revenue (if any).

     In addition, Chelsea's properties and facilities could be subject to a terrorist attack. If any of Chelsea's properties, wells or facilities are the subject of terrorist attack it could have a material adverse effect on Chelsea's business, financial condition, results of operations and prospects. Chelsea will not have insurance to protect against the risk from terrorism.

 NATIVE TITLE

     The requirement to comply with the procedures provided for under the Native Title Act where native title has not been extinguished is likely to be affected by exploration or production activities have the potential to significantly delay the grant of petroleum tenements in Australian jurisdictions. To the extent such requirements delay or restrict the granting of any petroleum tenements to Chelsea, or petroleum tenements are not granted to Chelsea, it could have a material adverse effect on Chelsea. Indigenous Land Access Agreements with the relevant aboriginal have been entered into and therefore, at present there are no further negotiations currently required under the Native Title Act.

ALTERNATIVES TO AND CHANGING DEMAND FOR HYDROCARBON PRODUCTS

     Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. The Corporation cannot predict the impact of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows and therefore on the dividends declared on the Common Shares.

 FORWARD-LOOKING INFORMATION MAY PROVE INACCURATE

     Numerous statements containing forward-looking information are found in this Form 20-F, documents incorporated by reference herein and other documents forming part of the Corporation's public disclosure record. Such statements and information are subject to risks and uncertainties and involve certain assumptions, some, but not all, of which are discussed elsewhere in this document. The occurrence or non-occurrence, as the case may be, of any of the events described in such risks could cause actual results to differ materially from those expressed in the forward-looking information.

     GOVERNMENT APPROVAL FOR SHARE ACQUISITIONS

     There are circumstances in which the acquisition of shares by a foreign person or corporation in a foreign corporation which has an Australian subsidiary (such as Chelsea) may activate the Australian Treasurer's powers and, in order to avoid an adverse order by the Australian Treasurer, require the foreign person or company to provide prior notification of the proposed acquisition and seek a statement of no objections in respect of that proposal. In such case, the associated risks include the Australian Treasurer objecting to the acquisition, the Australian Treasurer imposing conditions on a statement of no objection which are onerous, prohibitive or uncommercial, having regard to the individual circumstances of the foreign person or company and the time period for assessing the acquisition being extended and unduly delaying the foreign person's or company's ability to purchase the shares.

 ABORIGINAL HERITAGE

     The procedures and regulatory powers set forth in applicable laws relating to the protection of Aboriginal cultural heritage in Australia may delay, limit or prevent oil and gas exploration activities in Australia. Such procedures and powers, to the extent they affect Chelsea, could have an adverse effect on Chelsea's business, financial condition, results of operations and prospects.

 OTHER RISKS

     Chelsea also faces a number of risk factors that are outside of its control, generally, including, without limitation, terrorist activities, natural disasters, general economic and other conditions.

ITEM 4. INFORMATION ON THE COMPANY

4.A      THREE YEAR HISTORY AND DEVELOPMENT OF CHELSEA

 BUSINESS DEVELOPMENT

     Australian-Canadian Oil Royalties Ltd. was incorporated April 28, 1997 in British Columbia, Canada. On October 1, 2013, Australian-Canadian Oil Royalties Ltd. amalgamated with International TME Resources Inc. and was renamed Chelsea Oil and Gas Ltd. ("CHELSEA" or the "COMPANY") and continued into the province of Alberta, Canada. The address of the Company's head office is 3200, 500-4th Ave SW, Calgary, AB Canada. The telephone number is +1 403 457 1959.

     The Company's business plan is the exploration and development of the Company's working interest properties in Australia. The Company also holds and acquires and sells overriding royalty interests in Australia. Current primary income sources are royalties earned on overriding royalty interests held by the Company.

     Our website address is www.chelseaoilandgas.com or www.aussieoil.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this Form 20-F.

     The Company has continued to be active with its Working Interest and Overriding Royalty interests held in Australia. The business of Chelsea during 2013 was to work on its existing Working Interest projects as well as study the oil and gas exploration acreage available in Australia in basins that demonstrate a high probability of success with the maximum rate of return for dollars invested. For additional information on our working and overriding royalty Interests, see Item 4.D "Property, Plant and Equipment".

 THREE YEAR HISTORY

         2011

On May 23, 2011 Cooper-Eromanga Oil Inc. obtained its Section 31 Deed for ATP
582.

On November 11, 2011 Cooper-Eromanga Oil Inc. entered into a Native Title agreement with the State of Queensland, Wangkangurru and Yarluyandi People and Mithika People granting the Corporation rights to explore over previously excluded lands within ATP 582.

On November 21, 2011, the Corporation announced it had signed a series of agreements with two private Australian companies and a private Canadian company, to acquire, amongst other things, a 100% Working Interest in PL 18, PL 40 and a 50% Working Interest in PL 280 in the Surat Basin. The Corporation further announced it would sell on a non-brokered, subscription receipt basis, up to 6.0 million Common Shares at a price of $0.35 per Common Share.

         2012

On January 24, 2012, the Corporation announced it completed the first closing of its Non-Brokered Private Placement, raising gross proceeds of approximately $1,815,685.

On February 29, 2012 the Corporation announced the completion of the acquisition of Working Interests in PL 18, PL 40 and PL 280 in the Surat Basin. The Corporation issued an aggregate of 21,780,935 Common Shares, and agreed to the issuance of 5,000,000 Warrants. The Warrants have an exercise price of $0.25 per Common Share, and are only exercisable if the Corporation trades at a price above $1.00 per share for 10 consecutive days, with a total of 100,000 Common Shares traded during such 10-day period. Additionally, William H. Petrie Sr. and Jesse Meidl were appointed to the Board of Directors, and the Corporation received approximately $1.62 million from the release of the proceeds of the Non-Brokered Private Placement.

On May 18, 2012, the Corporation completed a definitive farm-out agreement with Terra Nova on the exploration of its Australian Cooper Basin holdings (the "FARM-OUT"). The Farm-Out, which was made effective May 11, 2012, sets out terms by which Terra Nova may earn a 55% Working Interest in PEL 112 and PEL 444 (the "FARM-OUT INTEREST") concessions by funding seismic acquisition and a 6 well drilling program on the properties. To earn the Farm-Out Interest, Terra Nova is required to fund exploration and development expenditures (the "EARNING OBLIGATIONS") totalling at least A$13.7 million.

On September 24, 2012, the Corporation announced it had received a 4 year renewal for ATP 582. The current programme expiring July 31, 2016 requires 300km of 2D seismic and the drilling of 4 wells with a total expenditure of A$11.1 million. A further 4 year renewal may be available in 2016 subject to agreement with the State of Queensland on a further work programme.

         2013

On January 13, 2013, the Corporation held its AGM. Shareholders approved the reelection of Mr. Howard Siegel, Mr. William H. Petrie Sr. and Mr. Jesse Meidl to the Board of Directors. Mr. Andre Sakhai was added to the board of directors subsequent to the AGM. Mr. Bernard Lipton and Mr. Jan Soleimani were not re-elected by shareholders of the Corporation.

On May 31, 2013, the Corporation announced the proposed acquisition of ITME and NI 51-101 Resource Report from Ryder Scott, who evaluated a portion of ATP 582 in the South Georgina Basin.

On August 7, 2013, Terra Nova announced the completion of drilling operations at Wolfman-1 in the Cooper Basin. The well was reported as dry, and was drilled at no cost to Chelsea.

On October 1, 2013, Chelsea completed the acquisition of ITME. The acquisition was completed through the Arrangement, whereby Chelsea acquired all of the issued and outstanding common shares of ITME. In connection with the closing of the Arrangement, the Corporation changed its name to "Chelsea Oil and Gas Ltd.", moved its corporate and registered head office from Cisco, Texas to Calgary, Alberta, and reconstituted its Board of Directors and executive management team. Toby Pierce, Stewart Gibson and Yves Merer were elected by shareholders to join the Board of Directors of the Corporation, along with Jesse Meidl and William H. Petrie, Sr. Under the terms of the Arrangement, ITME shareholders received
0.5431 of a Common Share in exchange for one ITME common share. Chelsea issued a total of 13,976,542 Common Shares to former ITME shareholders. Upon completion of the transaction, the Corporation received a new OTCQB ticker symbol: COGLF.

On November 29, 2013, the Corporation engaged RiverRock on a commercially reasonable endeavours basis for the purposes of completing a private placement of equity or debt of Chelsea. The financing is in progress as of the date of this Form 20-F.

On December 2, 2013, Terra Nova announced it had completed the 80 km2 Wingman 3D seismic survey in PEL 444 in the Cooper Basin. Having completed the 3D survey and drilling of the Wolfman-1 well, Terra Nova earned a 25.83% Working Interest in both PEL 112 and PEL 444. The Corporation retains a 12.83% Working Interest, subject to further reduction if Terra Nova drills additional wells in PEL 444 at no cost to Chelsea.

 CURRENT BUSINESS OPERATIONS

     On January 16, 2014, Terra Nova announced it had received the geophysical evaluation for the PEL 444 Wingman 3D seismic survey. The evaluation confirmed that the survey effectively images the Lower Birkhead Formation which is the principal reservoir in offsetting productive oilfields, located on trend with PEL 444. Various anomalies have been identified from the seismic interpretation that may support hydrocarbon trapping.

     The Corporation is continuing to work with RiverRock to complete the Brokered Private Placement which is expected to enable the Corporation to fund its operations for 2014 and 2015. There is no certainty that the Brokered Private Placement will be completed.

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

     During 2014, the Company intends to secure additional financing to undertake seismic activities on its assets in Queensland. The Company's ability to explore other oil and gas opportunities is dependent on adequate capital resources being available and equity being obtained, and/or finding partners to fund the exploration and drilling programs on the areas in which the Company holds Working Interests.

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

     As a Canadian corporation, the Company is liable for income taxes under the laws of Canada. Under Canadian law the Company's Australian-source income is subject to a 25% tax (on Canadian income). We believe the 30% Australian tax should be a partial credit toward the payment of the 25% Canadian tax under double taxation treaties between the countries.

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

 FOREIGN CURRENCY

     Due to the nature of the Company's activities in Australia, portions of the Company's operating capital may at times be held in various foreign currencies. This subjects the Company to the risk of currency fluctuations and changes in rates of conversion for different currencies. The Company does not engage or expect to engage in any hedging or other transactions, which are intended to manage risks relating to foreign currency fluctuations. Additionally, revenues generated in foreign countries in which the Company has or may acquire interests may be subject to governmental regulations, which restrict the free convertibility of such funds, and all remittances of funds out of these countries might require the approval of the applicable government's exchange control agency. Presently, the Company experiences no difficulties with the free convertibility of funds from Australia. In the Company's opinion, the foreign exchange control laws currently in effect in Australia, do not unreasonably delay the remittance of funds generated in Australia to the United States and Canada. The exchange rate on May 15, 2014 was $1.07 Australian dollar = $1.00 United States dollar and $1.09 Canadian dollar = $1.00 United States dollar.

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


                                   JURISDICTION OF          PERCENTAGE
                                    ORGANIZATION             OWNERSHIP
                                   -------------------------------------
 Cooper-Eromanga Oil Inc.             Texas, USA                  100%
 Chelsea Oil Australia Pty           Queensland,                  100%
                                      Australia
 1629518 Alberta Ltd.              Alberta, Canada                100%
 Cooper Basin Oil & Gas Inc.          Texas, USA                   20%


 ORGANIZATIONAL CHARTS

     The chart below presents a summary of our ownership and organizational structure. Each subsidiary companies Country or State of domicile is represented in parenthesis, and the ownership of each subsidiary is represented as a percentage.

                                CHELSEA OIL AND
                               GAS LTD. (ALBERTA)

Cooper-Eromanga         Chelsea Oil     Cooper Basin Oil        1629518 Alberta
 Oil Inc., 100%      Australia Pty Ltd. and Gas Inc, 20%           Ltd., 100%
   (Texas)                100%               (Texas)                (Alberta)
                       (Australia)

CHELSEA is the parent and holding company for each of its wholly-owned subsidiaries and minority interest in Cooper Basin Oil and Gas Inc. Chelsea also directly holds all of the Corporation's ORRIs and the Working Interests in PEL 112 and 444.

COOPER-EROMANGA OIL INC. holds ATP 582 as its sole asset.

CHELSEA OIL AUSTRALIA PTY LTD. holds the Surat Basin Petroleum Leases: PL 18, PL 40 and PL 280.

COOPER BASIN OIL AND GAS INC. has no assets and is not currently active. Chelsea has a 20% minority interest in this company.

1629518 ALBERTA LTD. has no assets and is not currently active.

4.D PROPERTY, PLANT AND EQUIPMENT

     The Company holds Working Interests and ORRI's in Queensland, Victoria and South Australia.

     Chelsea is an Australian focused exploration, development and production company with approximately 5.2 million net Working Interest acres of land onshore Australia. The Corporation has a portfolio of assets, as follows:

o SURAT-BOWEN BASIN: Six existing oil discoveries and one gas pool with independently evaluated reserves.

o GEORGINA AND SIMPSON BASINS: multi-billion barrel potential in two emerging unconventional resource plays in which three super-majors have committed to invest up to A$545 million in the next 3 years on immediately offsetting lands.

o COOPER BASIN: a fully carried seismic and drilling programme in a proven exploration play.

o OVERRIDING ROYALTY INTERESTS: In addition to its Working Interest lands, the Corporation also holds an ORRI in more than approximately 12 million gross acres (68,000 net acres) in both onshore and offshore basins in Australia.

     During 2013 and 2012, the Company received revenues from four of its ORRIs:
ATP 267, ATP 299, ATP 560, and VIC/P54. For further information, see Item 5. "Operating and Financial Review and Prospects - Management's Discussion and Analysis of Financial Condition and Results of Operation".




                                WORKING INTEREST HOLDINGS

LICENSE    BASIN                 OPERATOR                     GROSS ACRES         WI           NET WI ACRES
PL 18      Surat                 Chelsea Oil(2)                 46,482           100%             46,482
PL 40      Surat                 Chelsea Oil(2)                 18,744           100%             18,744
PL 280     Surat                 Chelsea Oil(2)                 23,308            50%             11,654
                                 Cooper-Eromanga
ATP 582    Georgina / Simpson    Oil(1),(2)                    5,022,000         100%           5,022,000
PEL 100    Cooper / Eromanga     Cooper Energy                  73,143           1.00%             731
PEL 112    Cooper / Eromanga     Terra Nova Energy(1)           542,643        12.8325%           69,634
PEL 444    Cooper / Eromanga     Terra Nova Energy(1)           582,674        12.8325%           74,772
                                                            ----------------                -------------------
TOTAL                                                          6,308,994                        5,244,017
                                                            ================                ===================
NOTES:

(1) Subject to a reduction in working interest as a result of farmout agreements.

(2)  Wholly owned subsidiary of Chelsea Oil and Gas.




                                PRODUCING OVERRIDING ROYALTY INTERESTS

LICENSE         BASIN            OPERATOR                  GROSS ACRES         ORR INTEREST      NET ROYALTY ACRES
VIC P54         Gippsland        Nexus Energy                155,676               0.05%                 78
PEL 100         Cooper           Senex Energy                146,659               0.05%                 73
PEL 111(1)      Cooper           Senex Energy                290,101               0.60%               1,741
PEL 115         Cooper           Senex Energy                 65,730              0.175%                115
ATP 267         Cooper           Santos                      220,800               0.17%                379
ATP 299         Cooper           Santos                      441,600               0.06%                254
ATP 560         Cooper           First Source                625,600               0.25%               1,564
                                                                  -----------                               ---------
TOTAL                                                              1,946,166                                  4,203
                                                                  ===========                               =========
NOTE:

(1) 1.0% Working Interest only in the Cleansweep field in addition to the ORRI held.


                              NON-PRODUCING OVERRIDING ROYALTY INTERESTS

LICENSE         BASIN            OPERATOR                  GROSS ACRES         ORR INTEREST      NET ROYALTY ACRES
PEL 88          Cooper           Senex Energy                816,436               0.30%               4,899
PEL 112         Cooper           Terra Nova                  542,643               0.67%               3,619
PEL 424         Cooper           Senex Energy               1,516,733              0.10%               1,517
PEL 444         Cooper           Terra Nova                  582,674               0.67%               3,886
ATP 544         Cooper           Australia Pete              901,600               0.81%               7,285
ATP 550         Cooper           Discovery Geo               276,000               0.25%                690
ATP 582         Georgina         Cooper-Eromanga            5,022,000              0.67%               33,698
                                 Oil(1)
ATP 616         Cooper           Sundance Resources          147,200               3.33%               4,907
ATP 636         Cooper           Santos                      640,000               0.50%               3,200
                                                          -------------                              ----------
TOTAL                                                       10,445,286                                 63,700
                                                          =============                              ==========
NOTE:

(1)  Wholly-owned subsidiary of Chelsea.



                                  TOTAL OVERRIDING ROYALTY INTERESTS

                                              GROSS ACRES     AVG. ORR INTEREST   NET ROYALTY ACRES
Producing Overriding Royalty Interests         1,946,166            0.22%               4,203
Non-Producing Overriding Royalty interests     10,445,286           0.60%               63,700
                                               ----------           ----                ------
TOTAL OVERRIDING ROYALTY INTERESTS             12,391,452           0.55%               67,904
                                               ==========           ====                ======

ASSET SUMMARY

     SURAT-BOWEN BASIN

     The Surat-Bowen Basin is a combination of Permian and Triassic age sediments of the deeper Bowen Basin, overlain by the Jurassic and Cretaceous strata of the Surat Basin. Because intervals of both sequences are prospective and have produced in close or even over-lying proximity, operators tend to use the two names inter-changeably.

     The Bowen Basin of eastern Queensland is a foreland basin of Early Permian to Middle Triassic age sediments. It occupies about 160,000km2, the southern half of which is covered by the Surat Basin. It has a maximum sediment thickness of about 10,000 metres concentrated in two north-trending depocentres, the Taroom Trough to the east and the Denison Trough to the north-west. Deposition in the basin commenced during an Early Permian extensional phase, with fluvial and lacustrine sediments and volcanics being deposited in a series of half-grabens in the east while in the west a thick succession of coals and nonmarine clastics were deposited. Following rifting, there was a thermal subsidence phase extending from the mid Early to Late Permian, during which a basin-wide transgression allowed deposition of deltaic and shallow marine, predominantly clastic sediments as well as extensive coal measures. Foreland loading of the basin spread from east to west during the Late Permian, resulting in accelerated subsidence, which allowed the deposition of a very thick succession of Late Permian marine and fluvial clastics, again with coal and Early to Middle Triassic fluvial and lacustrine clastics. Sedimentation in the basin was terminated by a Middle to Late Triassic contractional event.

     Over 100 hydrocarbon accumulations have been discovered in the Bowen Basin, of which about one third are producing fields. Accumulations occur throughout the succession, but the most important reservoirs are in the Early Permian and Middle Triassic. Source rocks have been identified throughout the Permian and in the Middle Triassic and are mostly nonmarine. Proven plays comprise mostly anticlinal closures sometimes enhanced by a stratigraphic component, as well as fault rollovers. Other plays are largely untested. The Bowen Basin also has vast coal resources, with major open cut and underground coal mines in the north of the basin. Large volumes of methane gas are held at shallow depths within Permian coals in the north and have potential for coal seam methane developments.

     The Surat Basin is a large, mature, intracratonic, Early Jurassic to Cretaceous basin occupying approximately 300,000km2 of central southern Queensland and central northern New South Wales. It has a maximum sediment thickness of 2500 metres and deposition was relatively continuous and widespread. Deposition in the basin commenced with the onset of a period of passive thermal subsidence of much of eastern Australia. During the Early Jurassic, deposition was mostly fluviolacustrine, while by the Middle Jurassic coal swamp environments predominated over much of the basin, except in the north where fluvial sedimentation continued.

     Towards the end of the Middle Jurassic, fluvial deposition again predominated and continued until the earliest Cretaceous. A marine transgression followed, depositing paralic and marine sediments and reaching its peak in the Aptian. The subsequent regression caused a fairly abrupt return to fluvial, lacustrine and paludal environments before sedimentation ceased in the Aptian. About 100 hydrocarbon accumulations have been discovered in the Surat Basin, of which about half are producing fields. Most accumulations are reservoired in Early Jurassic sands, with occasional gas occurrences in the Middle and Late Jurassic, but all are sourced from the Permian nonmarine sediments of the underlying Bowen Basin. Proven plays comprise mostly low amplitude anticlinal closures occasionally associated with thrust faulting and drapes over basement highs. Because the basin is largely flat-lying and sedimentation widespread and relatively uniform, other types of traps are unlikely to be important. The upper part of the Surat Basin sequence comprises the Great Artesian Basin of Australia, an enormous fresh water resource.

     Chelsea holds a 100% Working Interest in PL 18 and PL 40 as well as a 50% Working Interest in PL 280. The Corporation is in the process of completing the transfer of the EA for PL 280. The Corporation expects to make application for the transfer of the EA for PL 18 and PL 40 once the Brokered Private Placement is completed as it is estimated it will require holding approximately A$250,000 as restricted cash for its environmental obligations.

     The Corporation's Surat-Bowen Basin oil assets comprise six existing oil pools with 14 million barrels of light, high quality (51(degree)), high mobility DPIIP, of which, to date, only 6%, or 770,000 barrels has been recovered. As the oil is 51(degree), it exhibits high mobility. There is no certainty that it will be commercially viable to produce any portion of the resources. To date, exploration has been directed at finding and drilling structural "highs", usually the first phase of exploration before more subtle stratigraphic prospects are tested. All production has been primary, meaning that no secondary enhancements such as pressure maintenance, water flooding, etc., have been implemented. Oil is produced to single well batteries and trucked about 30 kilometres to Fairymount where it enters the Santos pipeline carrying oil from the Cooper Basin to Brisbane. The last production from the area was from the Yellowbank Creek pool in 2010.

     Given the low overall recovery to date (0.770 mmbo or 6% of DPIIP) under primary production methods, there is an opportunity for a relatively low risk redevelopment of the proven productive oil pools. The 9% gross recovery factor assessed by Sproule in the Possible case relating to Chelsea contemplates only infill drilling and projects recovery factors only as achieved to date. NI 51-101 regulations do not provide for allocation of proved reserves via water-flooding without a direct analog in close proximity. There are numerous water-flood projects in Western Canada, including some that recover as high as 40% OOIP; however there are currently no pressure maintenance schemes being implemented in any direct analog in close proximity to Chelsea's Surat-Bowen Basin assets, and as a result no proved reserves have been allocated. Good reservoir qualities of porosity and permeability, together with the high quality and mobility of the oil suggest that reservoir response should be similar to those observed when similar procedures have been implemented in Western Canada.

     On the PL 40 permit, also in the Surat-Bowen Basin, bypassed gas has been identified in three wells on Chelsea's lands as evaluated by Chapman.

     GEORGINA AND SIMPSON BASINS

     The Georgina Basin is a large (ca. 330,000 km(2), 5.0mm acres) intracratonic sedimentary basin in central and northern Australia, lying mostly within the Northern Territory and partly within Queensland. It is named after the Georgina River which drains part of the basin. Deposition of locally up to ca. 4 km of marine and non-marine sedimentary rocks took place from the Neoproterozoic to the late Paleozoic (ca. 850-350 Ma). Along with other nearby sedimentary basins of similar age (Amadeus Basin, Officer Basin); the Georgina Basin is believed to have once been part of the hypothetical Centralian Superbasin that was fragmented during episodes of tectonic activity.

     More recently, the Georgina Basin has been recognized as having considerable potential for unconventional hydrocarbons within the Arthur Creek Formation of Middle Cambrian age. This has led to all the prospective parts of the basin now being held under exploration permits and a new phase of exploration is under way. The deepest part of the basin, known as the Toko Syncline, lies within Queensland and is considered by many to have the most hydrocarbon potential.

     The Simpson Basin extends over 100 000 km2 in South Australia, southeast part of Northern Territory, and southwest part of Queensland. Approximately half lies in South Australia. It is a circular, poorly defined depression with one major depo centre, the Poolowanna Trough. The Simpson Basin has a known petroleum system within the Permian and Triassic sequence and recently an operator in the adjacent Northern Territory announced an in-house estimate of 12 to 25 Tcf of prospective unconventional gas resource within its permit. Chelsea does not know if such estimate was prepared by a qualified reserves evaluator or auditor or in accordance with the COGE Handbook. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Validation of this resource is likely to increase exploration activity in this area. The basin overlies older Pedirka Basin strata, also considered prospective, and is overlain by the younger Eromanga Basin sediments.

     In the Georgina Basin, more specifically the Toko Syncline, three vertical wells have been drilled to basement and one other was abandoned before reaching total depth for mechanical reasons. This well did, however, encounter natural gas which flowed against a full column of drilling fluid at an estimated 200 Mcf per day. This well is important in that it confirms the presence of movable hydrocarbons in the basin. Each of the basement penetrations are on ATP 582 and serve to define the play model and the thermal maturity windows encountered within the Arthur Creek in the wells. These wells are Todd-1 (1991), Netting Fence-1 (1964), Mirrica-1 (1980), and Ethabuka-1 (1974), the well that encountered the gas flow but did not reach what is now the unconventional target. Based on these wells, fairways have been defined within the Toko Syncline as being prospective for oil, gas and liquids, and "dry" natural gas.

     All previous seismic and drilling was for conventional structural traps, particularly near the basin-defining Toomba Fault. Approximately 200 kilometres of legacy seismic exists on ATP 582 from 1977 through 1981 vintage. This data is of limited value for any possible defining of hydrocarbon indicators but does serve to define gross structural features.

     At the southern portion of ATP 582, thought to contain Simpson Basin strata, management has identified several untested four-way dip closed structures on the basis of similar vintage 2D seismic. No wells have tested this part of ATP 582.

     The Corporation has a 100% Working Interest in approximately five million net acres with multi-billion barrel potential. TOTAL, Statoil and Santos have committed in excess of A$545 million to drill, core and frac up to 12 wells in 2014 / 2015 on immediately offsetting lands. Independent geological reports indicate that the Corporation's acreage is geologically equivalent if not superior to adjoining areas controlled by these super-majors. If the offsetting drilling is successful, the value of Chelsea's acreage is anticipated to increase exponentially.

     No reserves are attributed to ATP 582. Ryder Scott has prepared the Ryder Scott Resource Report.

     The prospective resource in place, if proved to be economically recoverable, would make Chelsea a major stakeholder in one of Australia's largest gas resources. This resource is projected to be in high demand for Australia's major LNG plants, which are experiencing short-falls in supply stock. Given the demand from the nearby Asian market, the longer term outlook is for continued strong prices.

     Further, Chelsea enjoys a relatively low work commitment to maintain the key acreage position in the Arthur Creek fairway, and benefits from the "free exploration" that is currently being conducted by the above super-majors. A step-change in shareholder value could be achieved with minimal expenditure and dilution.

     COOPER BASIN

     The intra-cratonic Cooper Basin represents a Late Carboniferous to Triassic depositional episode terminated at the end of the Middle Triassic with widespread compressional folding, regional uplift and erosion. It lies unconformably over early Palaeozoic sediments of the Warburton Basin and is overlain disconformably by the central Eromanga Basin.

     Three major troughs (Patchawarra, Nappamerri and Tenappera) are separated by structural ridges (Gidgealpa-Merrimelia-Innamincka (GMI) and Murteree) associated with the reactivation of NW-directed thrust faults in the underlying Warburton Basin. The major tectonic episode separating the Cooper and Warburton basins is interpreted to be the Devonian-Carboniferous Alice Springs Orogeny. The three troughs contain up to 2,500 m of Permo-Carboniferous to Triassic sedimentary fill overlain by as much as 1,300 m of Jurassic to Tertiary cover.

     The Cooper Basin contains the largest on shore petroleum and natural gas deposits in Australia (there are larger oil and gas deposits off shore). Oil was first discovered in the 1960's, and now includes Australia's largest onshore oil field, the Jackson oil field, discovered in 1981. Pipelines transport oil and gas to the major markets of Brisbane, Adelaide and Sydney. Overall about 1,800 petroleum wells have been drilled resulting in 160 gas fields and 75 oil fields in production containing about 630 producing gas wells and more than 340 producing oil wells.

     With respect to Chelsea's lands, the most recent exploration activity is focused on the so-called "Western Flank" of the Cooper Basin, where operators have been extending westward the productive trend beyond the edge of the Permo-Triassic strata and are making discoveries in the overlying Eromanga Basin sediments. These mainly structural prospects are small in area, necessitating extensive use of 3D seismic; however, they have historically been very prolific when found.

     In May 2012, the Corporation and Holloman completed the Farm-Out. Under the Farm-Out, Terra Nova can earn up to a 55% Working Interest in Chelsea's PEL 112 and PEL 444 concessions by funding seismic acquisition and a six well drilling program on the properties. The work commitments for PEL

     112 have been met in full. The work commitment for PEL 444 requires one exploration well to be drilled in 2014. This well will be funded by Terra Nova at no cost to the Corporation under the terms of the Farm-Out.

     During 2012, Terra Nova completed a 127km2 3D seismic survey and drilled one unsuccessful exploration well, earning a 25.83% Working Interest in PEL 112. The Corporation has a 12.83% Working Interest in PEL 112 which will reduce to an approximate 6% Working Interest if Terra Nova drills the remaining 4 wells under the terms of the Farm-Out (on either PEL 112 or PEL 444).

     During 2013, Terra Nova completed a 94km2 3D seismic survey on PEL 444 earning a 20% Working Interest. Preparations are underway for an exploration well to be drilled on PEL 444 in 2014. If Terra Nova drills this exploration well, the Corporation's interest in PEL 444 will be 12.83%, reducing to an approximate 6% Working Interest if the remaining four wells are drilled under the terms of the Farm-Out (on either PEL 112 or 444).

     OVERRIDING ROYALTY INTERESTS

     Chelsea has ORRIs over more than approximately 12.0 million gross acres (68,000 net acres) in the Cooper, Gippsland (Offshore) and Victoria (Offshore VIC P54) basins. These interests have generated small amounts of revenue for the Corporation.

 OUTLOOK

     Along with a 3D seismic survey of the productive trend, Chelsea's immediate plans call for conversion of Yellowbank Creek 4 to a water injection well, re-pressuring the reservoir at least partially, and re-establishing production from Yellowbank Creek 2 and 3. These wells were producing at an approximate 8% oil cut when shut-in, which should be able to be maintained at higher volumes upon re-pressuring and is in line with oil cuts experienced in western Canadian pools such as the Dina and Taber pools in Alberta, Canada.

     Concurrent with this, the already permitted 3D program will further define the existing pools and possible further development drilling locations, as well as new pool prospects. This improved reservoir definition will also greatly aid in the design and implementation enhanced recovery through additional water-flood and horizontal drilling of the current pools.

     Further, Chelsea believes that similar opportunities exist for further exploitation of mature pools within the basin generally, and has one or more in sight at present.

     See also the information contained under Item 3.D "Risk Factors" and Item 5 "Operating and Financial Review and Prospects".

4.E      UNRESOLVED STAFF COMMENTS

         Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis ("MD&A") dated May 15, 2014 is a review of the results of operations and the liquidity and capital resources of Chelsea Oil and Gas Ltd. ("CHELSEA" or the "COMPANY") for the years ended December 31, 2013 and 2012.

     The audited consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). This is the second reporting period in which the Company has prepared its financial statements under IFRS and the comparative information has been restated from US Generally Accepted Accounting Principles ("USGAAP") to comply with IFRS. In these financial statements, the term USGAAP refers to United States GAAP before the adoption of IFRS. Reconciliations to IFRS from the previously published USGAAP financial statements are shown in note 19 in the Company's financial statements for the years ended December 31, 2013 and 2012.

     The Company's significant accounting policies under IFRS are presented in note 4 in the audited consolidated financial statements. These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1, First-time Adoption of IFRS. The impact of the new standards, including reconciliations presenting the change from previous USGAAP to IFRS as at January 1, 2012, and as at and for the year ended December 31, 2012, is presented in note 19 in the Company's audited consolidated financial statements for the years ended December 31, 2013 and 2012. AS A RESULT, FINANCIAL STATEMENTS PREVIOUSLY FILED BY THE COMPANY WHEN IT WAS CALLED AUSTRALIAN-CANADIAN OIL ROYALTIES LTD. ("ACOR") COMPILED UNDER USGAAP ARE NOT DIRECTLY COMPARABLE TO THE ACCOMPANYING AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012.

     Certain information contained herein is forward-looking and based upon assumptions and anticipated results that are subject to risks, uncertainties and other factors. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected. For additional information, refer to "Forward Looking Statements".

 GENERAL DISCUSSION

 GEORGINA BASIN

     Key to managing and controlling our largest asset, on October 1, 2013 was the completion of our merger of International TME Resources Inc., which consolidated ownership of the five million acre ATP 582. This permit includes one million acres of land within the Toko Syncline of the southern Georgina Basin, the area of the basin thought to be the most prospective for both conventional and unconventional hydrocarbon accumulations. Further, a large portion of the permit covers lands considered prospective for unconventional resources in the Triassic strata of the Simpson Basin sequence.

     Current industry activities in the Georgina Basin with potentially dramatic impact on Chelsea include the recent announcement by Total S.A of the acceleration of exploration expenditures on its immediately adjacent joint venture with Central Petroleum Ltd., from $60 million to $95 million in the first phase of a three phase programme of up to $190 million of expenditures. Over 1,000 kilometers of new seismic data has recently been acquired and six wells are expected to be drilled within the next year to core and evaluate the unconventional potential of the Cambrian Arthur Creek formation in the Toko Syncline. This drilling programme is slated to begin in May 2014.

     Also, immediately adjacent to Chelsea's ATP 582 west boundary, Statoil ASA has recently drilled and cased the first of up to five test wells to be drilled under the terms of their re-structured farm-in with Petrofrontier Corp. Testing and fracture stimulation is to be conducted on several wells to be determined after completion of the drilling program. This brings Statoil's potential expenditure to $205 million over three phases.

     Statoil ASA had previously announced it would be increasing its expenditures and concentrating its efforts in the area of the Owen wells. This area of the Statoil/Petrofrontier permits is the most geologically similar to that of ATP 582 although it does not have the much thicker interval of prospective Cambrian strata that is present in the Toko Syncline underlying Chelsea's ATP 582. This brings Statoil's potential expenditure to $205 million over three phases.

 COOPER BASIN

     In the Cooper Basin "West Flank" light oil play, Chelsea has farmed out its non-operated approximate 14% working interest in PEL's 112 and 444 for 3D seismic and one well commitment to each of its two permits. To date, the 3D has been completed on both permits and one unsuccessful exploratory well drilled on PEL 112. The second earning well on PEL 444 is committed to be drilled in 2014.

 SURAT-BOWEN BASIN

     Chelsea's lower risk exploitation and development assets in the Surat-Bowen Basin will be the focus of our efforts in the near future as we strive to build cashflow. Our technical team believes that while the Surat-Bowen basins are considered mature by Australian standards, much potential remains for not only secondary and enhanced recovery projects as typically applied in North America, but also for significant low risk exploration and development in areas and formations previously considered uneconomic. Further, the fiscal regime for oil and, especially natural gas is very attractive to producers. Unlike North American where natural gas prices have fluctuated wildly the past decade, in the continental market, Australia and particularly Queensland has a long term demand for natural gas to supply its existing and planned LNG exports to Asia. This Asian demand and the under- performance of the coal seam gas sector has resulted in current prices of $8-$10 per GJ, projected to increase to $12 to $14 per GJ over the next three to five years.

     As a result of technical work the past year, and the current and projected attractive product prices, increased portfolio value has been realized in the form of potentially significant new Probable gas reserves being attributed to our Louise PL 40 permit in the basin. As our technical evaluation of the basin expands, additional new similar opportunities are being recognized and inventoried.

     The environment for oil is similarly attractive. The basin generally produces very high quality oil that is priced according to Tapis, a Malaysian benchmark crude that trades at a significant premium to both WTI and Brent crude. Further pricing support comes from the fact that Australia is a significant net importer of crude oil.

         FUNDING AND CAPITALIZATION

     While the Company's commitments are modest considering the scope and potential of its asset base, funding is required to advance the projects. To this end, Chelsea has initiated a financing process. Response from the investment community has been very positive with regard to the Company's assets and in spite of current challenging market conditions for small cap energy ventures, we have received support from several investment banks and institutions. We are optimistic that a significant financing can be secured in the near term, sufficient to meet our work obligations and advance our current Surat-Bowen projects to cash generating status. Particulars of any deals reached will of course be promptly press released.

         SUMMARY

     Management and the Board believe strongly in the quality and depth of Chelsea's assets base. The pieces are in place and the catalysts exist to provide a step-change in shareholder value. The "free exploration" being carried out by Total S.A and Statoil ASA in the Georgina Basin is the most significant of these at this time. The acceleration of Total S.A's expenditures of up to $190 million on one side of Chelsea and up to $205 million by Statoil ASA on the other side dwarf the modest $11 million work requirement over the next three years on Chelsea's ATP 582 and attest to the prospectivity of ATP 582. Chelsea could be considered an option play on the knowledge and expertise of two of the world's foremost multi-national energy companies.

     An additional catalyst is the potential to establish and grow early cash flow from the Surat-Bowen assets. Current plans call for a capital expenditure of approximately five million dollars on a 3D seismic survey, initiation of pressure maintenance/water flood, at least one development oil well and one recompletion to evaluate the newly defined Probable gas reserves on the Louise permit.

     In the Cooper Basin, a discovery on the farm-out of PEL's 112 and 444, while a small working interest, would contribute significant cash flow, as typically these wells produce at high rates. Also within the Cooper Basin, Chelsea holds numerous legacy overriding royalty interests (ORRI), generally small in size but covering extensive permit areas. These include a 0.175% ORR on the 2.9 Tcf Hornet discovery. A $500 million development of this discovery is planned by Senex, beginning in 2014. This is forecast to generate up to one million dollars per year to Chelsea under full field development. In total, including offshore Gippsland Basin, Chelsea holds varying ORRI's in over 12 million acres in addition to its net approximate 5.2 million acres of high working interest lands.

         OVERALL PERFORMANCE

     Australian-Canadian Oil Royalties Ltd. was incorporated April 28, 1997 in British Columbia, Canada. On September 27, 2013 Australian-Canadian Oil Royalties Ltd. was continued into the province of Alberta. On October 1, 2013, Australian-Canadian Oil Royalties Ltd. amalgamated with International TME Resources Inc. and was renamed Chelsea Oil and Gas Ltd. ("CHELSEA" or the "COMPANY"). The address of the Company's head office is 3200, 500-4th Ave SW, Calgary, AB Canada.

     This MD&A and accompanying financial statements for the years ended December 31, 2013 and 2012 are the second continuing disclosures for Chelsea as a Canadian Reporting Issuer. Chelsea previously reported under USGAAP and filed as a US Reporting Issuer until June 30, 2012, when the Company became a Foreign Private Issuer under applicable US Securities Laws.

     With the completion of the acquisition of International TME Resources Inc. ("ITME") on October 1, 2013, the Company is now a Canadian Reporting Issuer and will file its continuing disclosure obligations required under MI 51-105 - Issuers Quoted in the U.S. Over-The-Counter Markets ("MI 51-105").

2013 HIGHLIGHTS

o    Completed acquisition of ITME on October 1, 2013

o Reconstituted Board and management of Company with seasoned industry professionals with considerable international exploration and development experience

o Obtained NI 51-101 reserves and resource reports for the Company's Georgina and Surat Basin assets establishing resource potential in the Georgina Basin, and potential near-term cashflow from the existing discoveries in the Surat Basin

o Initiated financing activities to fund the Company's 2014 / 15 capital programme

     For the year ended December 31, 2013 the Company's main operations were the closing of the ITME acquisition and establishment of the new Board and executive management team. The team have been evaluating the Company's existing assets throughout 2013, and obtained reserve and resource reports over a portion of the Company's assets establishing resource potential in the Georgina Basin and near-term cashflow from the existing discoveries in the Surat Basin.

 RESULTS OF OPERATIONS

         ROYALTY INCOME

     For the year ended December 31, 2013, the Company received $98,805 (2012 - $79,235) in freehold royalties from its ORRI both onshore and offshore Australia. The increase over the prior year is royalties received from new production in the Cooper Basin which were brought into production in the second half of the year, with the first revenues received in the fourth quarter.

         GENERAL AND ADMINISTRATIVE

     For the year ended December 31, 2013, the Company incurred $194,075 (2012 - $396,848) in general and administrative expenses. The decrease over the prior year is attributable to reduced professional costs in the current year. Refer to
Item 8 for additional disclosures.

         SHARE-BASED COMPENSATION

     For the year ended December 31, 2013, the Company incurred $152,963 (2012 - $nil) share-based compensation expense. 2013 share-based compensation is associated with the 5.0 million warrants issued in January 2013 to management, directors and consultants of the Company. Refer to Item 12 for additional disclosures.

         DEPLETION

     For the year ended December 31, 2013, the Company incurred $28,431 in depletion expense (2012 - $25,844). The increase in depletion over the prior year is commensurate with the increased royalty revenue received over the same period.

         FINANCE EXPENSE

     For the year ended December 31, 2013, the Company incurred $362,199 in finance expense (2012 - $23,010). The increase over the prior year is attributable to interest on the shareholder loans associated with the Company's Surat Basin acquisition in 2012. The $3.0 million loan note did not accrue interest in 2012, the Company and debt holders amended the terms of the note in 2013 so that it accrued interest at 8% per annum, compounded quarterly. This note is secured by the Company's Surat Basin assets.

         FOREIGN EXCHANGE LOSS (GAIN)

     For the year ended December 31, 2013 the Company experienced a foreign exchange loss of $344,066 (2012 - gain of $1,244). The loss is attributable to foreign gain loss experienced on the translation of shareholder loans held by the Company's wholly-owned subsidiaries.

         CURRENT INCOME TAX EXPENSE

     For the year ended December 31, 2013, the Company incurred current income tax expenses of $22,703 (2012 - $17,822). Current income tax expense is derived from withholding taxes on the Company's overriding and interest revenue received from Australian sources. The increase over the prior year is commensurate with the increase in revenue over the same period.

         NET LOSS

     For the year ended December 31, 2013, the Company incurred a net loss of $1,005,632 (2012 - $382,955). The higher loss in 2013 is attributable to share-based compensation, interest expenses and foreign exchange which were not experienced in the prior year.

         FOREIGN CURRENCY TRANSLATION ADJUSTMENT

     Certain of the Company's wholly-owned subsidiaries operate exclusively in Australia, and utilize the Australian dollar as their functional currency. Assets and liabilities of the Company's Australian operations are translated into US dollars at period end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in accumulated other comprehensive loss on the consolidated statements of financial position.

     For the year ended December 31, 2013, the Company's foreign currency translation adjustment was a loss of $697,679 (2012 - gain of $18,896). The adjustment in 2013 is attributable to the 12% decline in the Australian dollar compared to the US dollar over the year. The Australian dollar was materially on par with the US dollar throughout 2012, with limited translation impact experienced during the period.

 LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2013, the Company had $94,998 (2012 - $72,120) in cash held in the Company's bank accounts. The Company's total accounts receivable as at December 31, 2013 was $91,301 (2012 - $331,010). The Company's trade accounts payable and shareholder loans outstanding as at December 31, 2013 was $4.4 million (2012 - $3.7 million). The Company's net working capital deficiency as at December 31, 2013 was $4.2 million (2012 - $3.2 million).

     The Company has several projects in development. These include the exploration of the Georgina Basin on ATP 582, the exploitation of the Surat-Bowen Basin oilfields, and the development of the Louise gas field. In aggregate, the Company's work commitments for these projects is estimated at $19.0 million Australian dollars.

     The Company has financed its operations to date through the issuance of common shares to founding directors and other shareholders. Refer to 2013 Summary herein and note 2 of the audited consolidated financial statements for the year ended December 31, 2013 for additional discussion of the Company's liquidity and capital resources, and note 18 for a summary of the Company's commitments.

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

 MATERIAL COMMITMENTS

     The Company has material financial commitments on several of its working interest properties located in Australia. The commitments for PEL 112 and 444 are anticipated to be satisfied through the Carried Working Interest. The commitments for ATP 582 will require additional sources of funding or securing a partner to carry Chelsea.

     PL 18 and PL 40 are owned 100% by the Company, PL 280 is 50% owned by Chelsea. Expenditures on these concessions will require additional funding or securing a WI partner. These PL's are held by production, the Company intends to make expenditures on these lands over the next several years. The table below outlines our anticipated obligations and expenditures as at December 31, 2013 in millions of Australian dollars:



                RENEWAL /
                 ISSUE            1 YEAR        2 YEARS         3 YEARS
   LEASE         DATE           2013-2014      2014-2015       2015-2016     3+ YEARS         TOTAL
   -----         ----           ---------      ---------       ---------     --------         -----
ATP 582         2012-08-01       $1,000,000      $4,000,000     $6,000,000      $-           $11,000,000

PL 18           2010-09-01        1,500,000     1,500,000        2,000,000       -             5,000,000
PL 40           2008-09-11                -       1,000,000      1,000,000       -             2,000,000
PL 280          2009-08-30                -       1,000,000              -       -                     -
------------- ------------- -- ------------- --------------- -------------- ------------ ----------------
TOTAL                            $2,500,000      $7,500,000     $9,000,000      $-           $19,000,000


     See Item 5. "Operating and Financial Review and Prospects - Contractual Obligations" for additional information.

 ANTICIPATED SIGNIFICANT CAPITAL EXPENDITURES

     Subject to securing adequate sources of financing, the Company intends to meet make the capital expenditures as outlined in the table above on ATP 582 and PL 18 during 2014.

 SUBSEQUENT EVENTS

     No material subsequent events identified from the date of the audited consolidated financial statements to May 15, 2014.

 RECENT ACCOUNTING PRONOUNCEMENTS

     In November 2009, the IASB published IFRS 9 "Financial Instruments", which covers the classification and measurement of financial assets as part of its project to replace IAS 39 "Financial Instruments: Recognition and Measurement." In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to a company's own credit risk out of earnings and recognize the change in other comprehensive income. The effective date for IFRS 9 has been deferred to January 1, 2018. Early adoption will still be available and the standard is required to be applied retrospectively. The Company is currently evaluating the impact of adopting this new standard.

     In December 2011, "Offsetting Financial Assets and Financial Liabilities", amendments to IAS 32 "Financial Instruments: Presentation" was published by the IASB. These amendments clarify the requirements for offsetting financial instruments. The amendments introduce new disclosure requirements for financial assets and financial liabilities that are offset in the statements of financial position, or are subject to enforceable master netting arrangements or similar agreements. The amendments to IAS 32 are applied retrospectively for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of adopting this new standard.

 DIVIDEND POLICY

     No dividends have ever been declared by the Board of Directors on our common stock. Our losses do not currently indicate the ability to pay any cash dividends, and the Company does not indicate the intention of paying cash dividends on our common stock in the foreseeable future.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER COMPENSATION PLANS

         SHARE OPTIONS

     The Company has a share option plan ("OPTION PLAN") whereby it can issue up to 10% of its common shares to directors, management and consultants at a price in the context of the market price of the shares, or such a price as determined by the directors. As at May 15, 2014, the Company has not issued any options pursuant to the Option Plan.

         WARRANTS

     On January 9, 2013, the Company issued 5.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period.

 CONTRACTUAL OBLIGATIONS

     The table below outlines our contractual obligations as at December 31, 2013 in millions of Australian dollars:

                                                                MINIMUM WORK
                                                 CURRENT          COMMITMENT
LICENSE                CURRENT PHASE        PHASE EXPIRY        (A$ MILLION)       LICENSE TERM
--------------- --------------------- ------------------- ------------------- ------------------
PL 18              Later Development           July 2015             AUD 5.0        August 2024
PL 40              Later Development      September 2018             AUD 2.0     September 2029
PL 280           Initial Development         August 2015             AUD 1.0        August 2031
ATP 582                  Second Term         August 2016            AUD 11.0        August 2020
--------------- --------------------- ------------------- ------------------- ------------------
                                                                    AUD 19.0
--------------- --------------------- ------------------- ------------------- ------------------


     The Company has working interests in PEL 112 and 444 in South Australia. On May 23, 2013 Chelsea completed a farm-out with a Canadian public company ("PUBCO") whereby Pubco would carry the Company for all remaining obligations on PEL 112 and 444, with a further option to earn an additional working interest by drilling additional wells on either license. As at December 31, 2013, the Company has retained a 12.83% working interest in each lease, and all commitments on PEL 112 have been satisfied. Pubco has advised of its intention to drill the remaining exploration well on PEL 444 prior to the current phase expiry in January 2015.

 OFF-BALANCE SHEET ARRANGEMENTS

     Chelsea does not have any off-balance sheet arrangements.

 RELATED PARTY TRANSACTIONS

     Concurrent with the acquisition of the assets in the Surat Basin in Australia, on March 1, 2012, the Company agreed to pay certain vendors $3.0 million within 12 months and 8.57 million shares of the Company. The loan was non-interest bearing and was recorded at net present value of $2,770,084 and is secured by the Company's Surat Basin assets.

     At December 31, 2012 the net present value of the loan was $2,960,396. On March 25, 2013, the Company agreed to amend the terms of the loan so that interest would accrue at 8% per annum, with interest accruing from September 1, 2012. On February 28, 2014, the Company and the vendors agreed to extend the loan to February 28, 2015.

     During 2011, the Company borrowed funds from two stockholders to fund the deposit for one of its exploration concessions in Australia. In the third quarter of 2012, $109,250 plus accrued interest of $6,958 was repaid. The remaining balance of $134,250 accrues interest at 12% per annum.

     On January 9, 2013, the Company issued 5.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period.

 CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues, expenses and impairment during the year. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future periods could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts as future confirming events occur. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are as follows:

         RECOVERABILITY OF ASSET CARRYING VALUES

     The recoverability of development and production asset carrying values are assessed at a cash generating unit ("CGU") level. Determination of what constitutes a CGU is subject to management judgments. The asset composition of a CGU can directly impact the recoverability of the assets included therein. Judgments are required to assess when impairment indicators exist and impairment testing is required. The key estimates used in the determination of cash flows from oil and natural gas reserves include the following:

     Reserves - Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated. The Company has obtained an independently evaluated reserves report in respect of certain of its assets which is complaint with the Canadian Securities Administrators National Instrument 51-101: Standards for Disclosure for Oil and Gas Activities.

     Oil and natural gas prices - Forward price estimates are used in the cash flow model. Commodity prices can fluctuate for a variety of reasons including supply and demand fundamentals, inventory levels, exchanges rates, weather, and economic and geopolitical factors.

     Discount rate - The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital. Changes in the general economic environment could result in significant changes to this estimate.

         DEPLETION AND DEPRECIATION

     Amounts recorded for depletion and depreciation and amounts used for impairment calculations are based on estimates of total proved and probable petroleum and natural gas reserves and future development capital. By their nature, the estimates of reserves, including the estimates of future prices, costs and future cash flows, are subject to measurement uncertainty. Accordingly, the impact to the consolidated financial statements in future periods could be material.

     Market conditions, discovery and analysis of site conditions and changes in technology. Other provisions are recognized in the period when it becomes probable that there will be a future cash outflow.

         SHARE-BASED COMPENSATION

     Compensation costs recognized for share based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as the Black-Scholes model which is based on significant assumptions such as volatility, dividend yield and expected term. Several compensation plans are also performance based and are subject to management's judgment as to whether or not performance criteria will be met.

         DEFERRED TAXES

     Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

         FINANCIAL INSTRUMENTS

     A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. A financial asset is any asset that is (i) cash; (ii) a contractual right to receive cash or another financial asset from another party; (iii) a contractual right to exchange financial instruments with another party under conditions that are potentially favourable to the entity; or (iv) an equity instrument of another entity. A financial liability is any liability that is a contractual obligation to (i) deliver cash or another financial asset to another party; or
(ii) exchange financial instruments with another party under conditions that are potentially unfavourable to the entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

     As at December 31, 2013, the Company's financial instruments are cash, accounts receivable and accounts payable and accrued liabilities and shareholder loans. The carrying amounts reflected in the balance sheet are carrying amounts and approximate their fair values due to the short-term nature and negligible credit losses.

     The Company does not use derivative instruments or hedges to manage risks because the Company's exposure to credit risk and interest rate risk is insignificant.

ITEM 6. DIRECTORS AND SENIOR MANAGEMENT

6.A DIRECTORS AND SENIOR MANAGEMENT

     The following table sets out the names and municipalities of residence of the directors and executive officers of the Corporation, their present position(s) and offices with the Corporation, their principal occupations during the last five years and their holdings of Common Shares as at the date hereof.

     The term of office of the directors expires annually at the time of the Corporation's annual shareholder meeting or when or until their successor is duly appointed or elected. The term of office of the Corporation's executive officers expires at the discretion of the Corporation's directors.


NAME, RESIDENCE             PRINCIPAL OCCUPATION FOR THE
AND POSITION                PAST FIVE YEARS                         DIRECTOR/OFFICER SINCE
------------------------------------------------------------------------------------------
William H. Petrie Sr.(3)    Executive Chairman and a Director       March 1, 2012 (Director)
Cochrane, Alberta           oc Chelsea since March 1, 2012 and      October 1, 2013
Executive Chairman          Director of Chelsea Oil Australia       (Executive Chairman)
                            Pty since November 2011. Chief
                            Executive Officer and Director of
                            Birch Lake Energy Inc. since
                            December 5, 2007.

Jesse D. Meidl(1)           Chief Executive Officer of Chelsea      March 1, 2012 (Director)
Calgary, Alberta            since January 2014, Vice President,     January 30, 2014
Chief Executive Officer     Finance and Chief Financial Officer of  (Chief Executive Officer)
                            Caithness Petroleum Limited April 2010.
                            Investment Banker with Westwind
                            Partners and Thomas Weisel Partners
                            International from June 2007.

William H. Petrie, Jr.      Chief Exploration Officer, Former       October 1, 2013
Calgary, Alberta            Vice-President Exploration for
Chief Exploration Officer   Windtalker Energy Corp., Former
                            Technical Manager at ENVOI Ltd.,
                            UK based firm providing marketing and
                            A&D services.





Yves Merer(1)(2)            Chief Executive Officer and Director    October 1, 2013
Dubai, UAE                  of Caithness Petroleum Limited from
Independent Director        August 2011 - December 2013. Prior
                            thereto, consultant from June 2010 -
                            July 2011 in respect of the Middle
                            East and North Africa. Country Chairman
                            of Royal Dutch Shell plc companies
                            in Iran.

Stewart Gibson(2)(3)        Director and advisor of Sterling        October 1, 2013
Montrose, Scotland          Resources Ltd. from May 2010-
Independent Director        May 2013. Prior thereto, Managing
                            Director, Chief Operating Officer,
                            President and Chief Executive Officer
                            of Sterling Resources Ltd. from 1999
                            to May 2010

Toby Pierce(1)(2)(3)        Chairman and Director of Crest          October 1, 2013
London, UK                  Petroleum Corp. since May 2012.
Independent Director        Prior thereto Partner and Senior Oil
                            Equity analyst with GMP Securities LP
                            and Tristone Capital Global Inc. in
                            London, England


NOTES:
1.  Member of the Audit Committee.
2.  Member  of the Corporate Governance and Compensation Committee.
3. Member of the Reserves Committee.

         AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Toby Pierce possesses specific accounting and financial management expertise, that he is the audit committee financial expert as defined by the U.S. Securities and Exchange Commission, and that he is independent within the meaning of the rules of the NYSE. Our board of directors has also determined that other members of our audit committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

         CEASE TRADE ORDERS

     To the knowledge of the Corporation, no director or executive officer is, as of the date of this Form 20-F, or was within 10 years prior to the date of this Form 20-F, a director, chief executive officer or chief financial officer of any company (including the Corporation) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the Corporation access to any exemption under securities legislation and which order was in effect for a period of more than 30 consecutive days while he was acting in the capacity as director, chief executive officer or chief financial officer of such company; or (ii) was subject to any of the foregoing orders for a period of more than 30 consecutive days after he ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while he was acting in such capacity.

     A cease trade order was issued by the British Columbia Securities Commission ("BCSC") under Section 164 of the Securities Act (British Columbia) against ITME on February 18, 1999 for failure to file certain continuous disclosure documents. Upon completion of the Arrangement, such cease trade order applies in the province of British Columbia to Chelsea. Chelsea has submitted an application to the BCSC to lift such cease trade order. No determination has been made by the BCSC in respect of such application, and there is no certainty that Chelsea's application will be accepted, or if accepted, on terms that are favorable to Chelsea.

         BANKRUPTCIES

     To the knowledge of the Corporation, other than as disclosed below, no director, executive officer or shareholder holding a sufficient number of securities to affect materially the control of the Corporation, is, as of the date of this Form 20-F, or was within 10 years prior to the date of this Form 20-F, a director or executive officer of any company that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

     To the knowledge of the Corporation, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities to affect materially the control of the Corporation has, within the 10 years before the date of this Form 20-F, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or Shareholder.

     Stewart Gibson resigned from the board of Petro Ventures International Limited ("PVIL") in March 2013. PVIL is incorporated in Australia and on 13 September 2013, Administrators, Scott Langdon & Cliff Rocke of Korda Mentha, were appointed by the PVIL board.

         PENALTIES OR SANCTIONS

     To the knowledge of the Corporation, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities to affect materially the control of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

         FAMILY RELATIONSHIPS

     There are no family relationships between the officers and directors of the Corporation.

         CONFLICTS OF INTEREST

     To the knowledge of the Corporation, there are no conflicts of interest between the Corporation and its officers, Board of Directors and senior management.

6.B      COMPENSATION

      The remuneration of directors and other key management personnel during the years ended

December 31, 2013 and 2012 was as follows:

                                             2013                2012
------------------------------------- ------------------ -------------------
Share-based compensation              $         254,938  $                -
Director compensation                            12,500                   -
------------------------------------- ------------------ -------------------
                                      $         267,438  $                -
------------------------------------- ------------------ -------------------


     The remuneration of directors and key executives is determined by the Board of Directors having regard to the performance of individuals and market trends. During 2013 and 2012, the Company did not incur any salaries and no key management or Director received any salary or consulting fees. One former Company Director received 50,000 shares at a deemed value of $0.25 per share for past directors fees.

     During 2013, key Company personnel received performance warrants. The fair value of these warrants was estimated using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield.

6.C      BOARD PRACTICES

     Each director holds office until the next annual general meeting of the Company unless his or her office is earlier vacated in accordance with the Articles of the Company (the "ARTICLES") or the ABCA.

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

     The current members of the Audit Committee are Messrs. Pierce (Chairman), Merer and Meidl, all of whom are "financially literate" and each of Messrs. Pierce and Merer are considered to be "independent" under NI 52-110. Mr. Meidl is the Chief Executive Officer of the Corporation and is therefore not considered to be independent. The audit committee is responsible for selecting, evaluating and recommending the Company's auditors to the Board of Directors for shareholder approval; evaluating the scope and general extent of the auditors' review; overseeing the work of the auditors; recommending the auditors' compensation to the Board of Directors; and assisting with the resolution of any disputes between management and the auditors regarding financial reporting. The audit committee is also responsible for reviewing the Company's annual and interim financial statements and recommending their approval to the Board of Directors; reviewing the Company's policies and procedures with respect to internal controls and financial reporting; and establishing procedures for dealing with complaints regarding accounting, internal controls or auditing matters.

6.D      EMPLOYEES

     The Company does not have any full-time employees. The Company also engages consultants and professionals on an as needed basis.

6.E      SHARE OWNERSHIP

     As of the date of this Form 20-F, the Corporation's directors and executive officers, including the directors and officers of the Corporation's subsidiaries, as a group beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 14,171,400 of the issued and outstanding Common Shares representing 22.1% of the outstanding Common Shares.

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


NAME AND ADDRESS OF STOCKHOLDER

                                            # OF SHARES    PERCENTAGE OF
                                            BENEFICIALLY
                                               OWNED           CLASS

--------------------------------------------------------------------------------
Robert Kamon(1)                              5,012,717         7.72%
Tensleep Oil & Production, Inc. (2)
PO Box 1629
Cisco TX 76437
USA

Brisbane Petroleum Ltd.                      4,668,319         7.32%
65 Burswood Road
Burswood WA 6100
Australia

Ely Sakhai                                   3,801,571         5.93%
10 Windsor Drive
Old Westbury NY 11568
USA

Jesse Meidl                                  3,771,400         5.89%
127 - 10th Avenue NW
Calgary, Alberta, Canada T2M 0B4

William Petrie, Sr.                          3,700,000         5.78%
P. O. Box 1359
Cochrane, Alberta Canada T4C 1B3

William Petrie, Jr.                          3,700,000         5.78%
P. O. Box 1359
Cochrane, Alberta Canada T4C 1B3

NOTES:

(1) Robert Kamon's (4,104,717 shares) and Tensleep's (908,000 shares) holdings are all attributed to Robert Kamon for purposes of presenting his beneficial ownership percentage. Robert Kamon is President of Tensleep Oil & Production, Inc.

(2) Tensleep Oil & Production, Inc. ("TENSLEEP") is controlled by Robert Kamon. Robert Kamon owns 50% of the shares of Tensleep.

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

     As of May 15, 2014, 32% shares of the Company's outstanding common stock were held by 336 holders of record in the United States, not including The Depository Trust Company ("DTC"). As of May 15, 2014, DTC was the holder of record of 15.3 million shares.

7.B      RELATED PARTY TRANSACTIONS

         SHAREHOLDER LOANS

     The Company's shareholder loans are described in note 9 on the audited consolidated financial statements for the year ended December 31, 2013. The loans were negotiated between the Company and the shareholders on terms comparable to arms-length transactions of similar type. The fair value of the shareholder loans approximates their carrying value at December 31, 2013 and 2012.

     For disclosure about common shares awarded to directors, see Item 5. "Operating and Financial Review and Prospects - Related Party Transactions" and
Item 6.B "Compensation".

7.C INTEREST OF EXPERTS AND COUNSEL

     KPMG LLP, Calgary, Canada are the auditors of the Corporation and have confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation under all relevant US professional and regulatory standards.

     No director, officer or employee of any of the experts referred to herein is or is expected to be elected, appointed or employed as a director, officer or employee of Chelsea or of any associate or affiliate of Chelsea.

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

ITEM 9. THE OFFER AND LISTING

9.A      PRICING HISTORY

     The principal trading market for the common equity securities of the Company is the National Association of Securities Dealers OTC Quotation Board (the "OTCQB") quotation system under the symbol COGLF. These quotations reflect inter-dealer prices, without retail mark-up, mark- down or commissions, and may not represent actual transactions.

     The following table summarizes the annual high and low market prices for the five most recent full financial years:

                         US$
                  HIGH       LOW
          2013    0.35       0.04
          2012    0.10       0.35
          2011    0.01       0.29
          2010    0.02       0.22
          2009    0.04       0.20


     The following table summarizes the quarterly high and low market prices for each full financial quarter over the two most recent full financial years:


                              2013                2012
                   US$   HIGH      LOW       HIGH      LOW
           1st Quarter    0.22      0.04      0.12      0.29
           2nd Quarter    0.28      0.04      0.10      0.30
           3rd Quarter    0.35      0.10      0.10      0.25
           4th Quarter    0.31      0.10      0.10      0.30


     The following table summarizes monthly high and low market prices for each of the most recent six months:

                                    US$
                             HIGH       LOW
                April 2014    0.19      0.13
                March 2014    0.29      0.13
             February 2014    0.30      0.02
              January 2014    0.24      0.10
             December 2013    0.31      0.17
             November 2013    0.30      0.10


     The approximate number of securities holders of record of the Company on May 15, 2013 was 375 of record, which does not include stockholders whose shares are held in street or nominee names. We have no outstanding stock options. There are 5.0 million shares outstanding pursuant to issued warrants, which become exercisable only if the price of our common shares exceeds $1.00 per share for 10 consecutive days. See Item 5. "Operating and Financial Review and Prospects - Warrants" for additional information.

9.B      PLAN OF DISTRIBUTION

         Not applicable.

9.C      MARKET

      Our common shares are listed on the OTCQB under the symbol COGLF.

9.D      SELLING SHAREHOLDERS

         Not applicable.

9.E      DILUTION

         Not applicable.

9.F EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A SHARE CAPITAL

         Not applicable.

10.B ARTICLES OF AMALGAMATION

     The Company is registered under the ABCA. The Articles do not contain any limitations on the Company's objects or purposes.

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

     Subject to the ABCA, there is no restriction in the Articles on the power of the board of directors to have the Company borrow money, issue debt obligations, secure debt or other obligations of the Company or give financial assistance to any person. The Articles contain no provision for the retirement or non-retirement of directors under an age limit requirement. A director is not required to hold any shares of the Company in order to be a director.

     The Articles provide for the issuance of an unlimited number of common shares, without par value, and an unlimited number preferred shares, without par value. All holders of common shares have equal voting rights (one vote per share), equal rights to dividends when and if declared, and equal rights to share in assets upon liquidation of the Company. The common shares are not subject to any redemption or sinking fund provisions or any purchase or pre-emptive rights. All issued and outstanding shares are fully paid and non-assessable securities.

     The Company may alter the Articles, by special resolution, to create, define and attach special rights or restrictions to any common shares as well as to vary or abrogate any special rights and restrictions attached to any common shares.

     An annual meeting of shareholders must be called by the board of directors not later than 15 months after the last annual meeting. The directors at any time may call an extraordinary general meeting of shareholders. Notice of any meeting must be sent in accordance with the ABCA. All shareholders entitled to vote are entitled to be present at a shareholders meeting. A quorum is the presence in person or by proxy of the holders of at least 10% of the issued shares entitled to be voted at the meeting.

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

10.C MATERIAL CONTRACTS

     Except as set forth below, no director or executive officer of the Corporation or a person or company that beneficially owns, or controls or directs, directly or indirectly, more than ten percent (10%) of any class or series of voting securities of the Corporation, or any associate or affiliate of any such person, has had any material interest, direct or indirect, in any transaction within the three (3) most recently completed financial years or the current financial year that has materially affected or is reasonable expected to materially affect the Corporation.

     Each of Jesse Meidl, William H. Petrie, Sr. and William H. Petrie, Jr. were directors, officers and significant shareholders of 1629518 Alberta Ltd., which company was acquired by Chelsea in exchange for the issuance of an aggregate of 13,278,571 Common Shares on February 29, 2012. Concurrently with such acquisition, Chelsea acquired a 100% Working Interest in PL 18 and 40 and a 50% Working Interest in PL 280 and completed the Non-Brokered Private Placement. Each of Messrs. Meidl and Petrie, Sr. were also added to the Board of Directors on such date.

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

     As a Canadian corporation, the Company is liable for income taxes under the laws of Canada. Under Canadian law the Company's Australian-source income is subject to a 25% tax (on Canadian income). We believe the 30% Australian tax should be a partial credit toward the payment of the 25% Canadian tax under double taxation treaties between the countries.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK

     Refer to Note 6 of the audited consolidated financial statements for the years ended December 31, 2013 and 2012.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
         Not applicable.

PART II ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

     ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.

ITEM 15. CONTROLS AND PROCEDURES

 DISCLOSURE CONTROLS AND PROCEDURES

     In connection with the preparation of this Form 20-F, an evaluation was carried out by our management, with the participation of the Chief Executive Officer and Principal Accounting Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("EXCHANGE ACT")) as of December 31, 2013. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosures.

     Based on that evaluation, our management concluded that our disclosure controls and procedures were effective in reporting information required to be disclosed within the time periods specified in the SEC's rules and forms.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Management of our company is responsible for establishing and maintaining adequate internal control over financial reporting. Our company's internal control over financial reporting is a process, under the supervision of the Chief Executive Officer and the Principal Accounting Officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with IFRS accounting principles. Internal control over financial reporting includes those policies and procedures that:

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

     Our management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that there was no material weakness in our internal controls over financial reporting, and accordingly, our controls are effective.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

     This Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the SEC that permit the Company to provide only management's report in this Form 20-F.

 CHANGES IN INTERNAL CONTROL

     There was no change in our internal control over financial reporting during the year ended December 31, 2013, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERTS

16.A AUDIT COMMITTEE FINANCIAL EXPERTS

     The Audit Committee has been structured to comply with the requirements of Canadian National Instrument 52- 110 - Audit Committee ("NI 52-110") as it relates to OTC reporting issuers. The Board has determined that the Audit Committee members have the appropriate level of financial understanding and industry specific knowledge to be able to perform the duties of the position and in particular are financially literate as defined in NI 52-110.

     The Audit Committee periodically assesses the adequacy of procedures for the public disclosure of financial information and review, on behalf of the Board, and reports to the Board the results of its review and its recommendations regarding all material matters of a financial reporting and audit nature, including, but not limited to:

     o    oversight of the nature and scope of the annual audit;

     o oversight of management's reporting on internal accounting standards and practices; and

     o review of financial information, accounting systems and procedures, financial reporting and financial statements.

     The primary objectives of the Audit Committee are as follows:

     o assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Corporation and related matters;

     o    provide better communication between directors and external auditors;

     o    enhance the external auditor's independence;

     o    increase the credibility and objectivity of financial reports; and

     o strengthen the role of the outside directors by facilitating in-depth discussions between directors on the Audit Committee, management and external auditors.

     The Audit Committee ensures satisfactory procedures for (i) receipt, retention and treatment of complaints received by the Corporation regarding any accounting, internal accounting controls or auditing matters and (ii) the confidential anonymous submission of concerns by employees regarding questionable accounting or auditing matters. The Board is kept informed of the Audit Committee's activities by a report delivered at each regular meeting of the Board of Directors.

     The Audit Committee shall recommend the appointment and terms of engagement of the external auditor annually and reviews and evaluates the external auditor. The external auditor reports directly to the Audit Committee. In addition, the Audit Committee pre-approves non-audit services undertaken by the external auditor and on an annual basis, reviews and discusses with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors' independence.

     The Audit Committee has direct responsibility for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services, including the resolution of disagreements between the external auditor and management.

     The Audit Committee meets at least once per financial quarter to fulfill its mandate. A copy of the Audit Committee Charter is attached as Appendix A to this FORM 20-F.

         COMPOSITION OF THE AUDIT COMMITTEE

     The current members of the Audit Committee are Messrs. Pierce (Chairman), Merer and Meidl, all of whom are "financially literate" and each of Messrs. Pierce and Merer are considered to be "independent" under NI 52-110. Mr. Meidl is the Chief Executive Officer of the Corporation and is therefore not considered to be independent.

         RELEVANT EDUCATION AND EXPERIENCE

     The following relevant education and experience of the current and proposed members of the Audit Committee have been used in assessing their financial literacy:

         TOBY PIERCE (CHAIRMAN)

     Mr. Pierce was most recently a Director & Senior Analyst with GMP Securities (London, UK) and prior to GMP served as Director of Institutional Research at Tristone Capital (London, U.K.) since 1994. Previous engagements include wellsite geology over a period of five years for numerous companies across the Western Canadian Sedimentary Basin. In addition, he has worked for three years across North and Latin America as a geologist in the mining and exploration industry. Mr. Pierce brings strong geological and financial understanding within resource sectors. Mr. Pierce holds an M.B.A. from the Rotman School of Business and a B.Sc. Geology from the University of Victoria.

         YVES MERER

     A graduate of the School of Geology in Nancy, France, Mr. Merer holds a Masters in Petroleum Economics from the French Institute of Petroleum and began his career in the mining sector before joining Shell in 1979. After twelve years in operations and production roles in the North Sea and Brunei, Mr. Merer moved to London in 1992 and spent four years in a regional business governance role, managing Shell's interests in French-speaking West Africa. In 1996 he was appointed General Manager of Salym Petroleum Development in Siberia. Mr. Merer then served as Chairman of Shell Syria, based in Damascus, before moving to Beijing for three years as President of Shell China Exploration and Production, in charge of a large portfolio of exploration, development and production assets, both onshore and offshore. In 2006, he moved to Tehran to take on his final role with Shell. As Iran Country Chairman, he was responsible for several joint ventures, large oil and gas projects and a number of important contracts.

         JESSE MEIDL

     Mr. Meidl has over 17 years of experience in the oil and gas sector. He was previously Chief Financial Officer of a private international energy company, headquartered in London, England. Prior thereto, he was an investment banker in the International Oil & Gas group of Thomas Weisel Partners in London (now Stifel Nicolas). Mr. Meidl was previously the Chief Financial Officer for Arsenal Energy Inc., an international exploration company listed on the Toronto Stock Exchange, which held production assets in Canada and the USA and exploration assets in Egypt, Colombia and Uzbekistan. He qualified as a Chartered Accountant with KPMG in Calgary, where he specialized in oil and gas exploration and production and services. He also holds the ICAEW Corporate Finance qualification and a B. Comm. degree from the University of Saskatchewan (Canada).

         AUDIT COMMITTEE OVER SIGHT

     At no time was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

         PRE-APPROVAL POLICIES AND PROCEDURES

     Any proposed audit and permitted non-audit services (as identified by the Audit Committee at the time the annual audit engagement is approved) to be provided by the external auditor to the Corporation or its subsidiaries must receive prior approval from the Audit Committee. The Corporation has not adopted specific policies and procedures for the engagement of non-audit services. The Audit Committee will review the engagement of non-audit services as may be required.

     The Chief Executive Officer shall act as the primary contact to receive and assess any proposed engagements from the external auditor. Following receipt and initial review for eligibility by the primary contact, a proposal would then be forwarded to the Audit Committee for review and confirmation that a proposed engagement is permitted. In the majority of such instances, proposals may be received and considered by the Chair of the Audit Committee (or such other member of the Audit Committee who may be delegated authority to approve audit and permitted non-audit services), for approval of the proposal on behalf of the Audit Committee. The Audit Committee Chair will then inform the Audit Committee of any approvals granted at the next scheduled meeting.

     Our board of directors has determined that Toby Pierce possesses specific accounting and financial management expertise, that he is the audit committee financial expert as defined by the U.S. Securities and Exchange Commission, and that he is independent within the meaning of the rules of the NYSE. Our board of directors has also determined that other members of our audit committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

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

16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

     KPMG LLP was appointed as the Corporation's auditor on April 5, 2014. Prior thereto, KWCO PC in Odessa, Texas in was the auditor of the Corporation from November 26, 2009. The following table provides information about the fees billed to the Corporation for professional services rendered by KWCO PC during the three prior fiscal years:

                                 2013               2012                 2011
Audit Fees                     $65,000            $50,226              $44,417
Audit-Related Fees                -                  -                    -
Tax Fees                          -                  -                    -
All Other Fees                    -                  -                    -
Total:                         $65,000            $50,226              $44,417

     Our audit committee pre-approves all audit and non-audit services provided to the Company. No fees were paid to KPMG in 2013, 2012 or 2011.

16.D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

         None.

16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

     We may from time-to-time, subject to applicable law, purchase our common shares for cancellation in the open market, provided that any necessary approval has been obtained.

     In the year ended December 31, 2013, none of our common shares were repurchased and cancelled.

16.F     CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

     On April 4, 2014, the Board of Directors of the Company decided to engage of KPMG LLC as its independent registered public accounting firm for the fiscal year ending December 31, 2014. On the same date, the Board of Directors of the Company decided to ask KWCO PC ("KWCO") to resign as independent registered public accounting firm of the Company. The proposal for KPMG to replace KWCO will be put to the shareholders at the next Annual General Meeting of shareholders and if agreed by the shareholders will be effective from that date. The audit committee of the Board of Directors made the initial recommendations to the Board prior to April 4, 2014.

     The reports of KWCO on the Company's financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

     In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 2013 and December 31, 2012, (i) there were no disagreements with KWCO on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of KWCO would have caused KWCO to make reference to the matter in their report; and (ii) there were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K. The Company has requested KWCO to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, is filed as Exhibit 15.2 to this Form 20-F.

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

ITEM 19. EXHIBITS

NUMBER                                DESCRIPTION

1.1 Certificate of Amalgamation of Chelsea Oil and Gas Ltd. dated October 1, 2013(1)

1.2       Articles of Amalgamation of Chelsea Oil and Gas Ltd. dated October 1,
          2013(1)

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

Dated: May 15, 2014



                              CHELSEA OIL AND GAS LTD.
                              By:         /s/ Jesse Meidl
                                          ---------------------------------
                                          Name:    Jesse Meidl
                                          Title:   Chief Executive Officer

             CHELSEA OIL AND GAS LTD.

             CONSOLIDATED FINANCIAL STATEMENTS
             For the years ended December 31, 2013 and 2012

CHELSEA OIL AND GAS LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
--------------------------------------------------------------------------------



Consolidated Statements of Financial Position                           F-3

Consolidated Statements of Comprehensive Loss                           F-4

Consolidated Statements of Changes in Equity                            F-5

Consolidated Statements of Cash Flows                                   F-6

Notes to the Consolidated Financial Statements                   F-7 - F-30

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Directors of Chelsea Oil and Gas Ltd.

We have audited the accompanying consolidated financial statements of Chelsea Oil and Gas Ltd., which comprise the consolidated statements of financial position as at December 31, 2013, December 31, 2012 and January 1, 2012, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2013 and December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Chelsea Oil and Gas Ltd. as at December 31, 2013, December 31, 2012 and January 1, 2012, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that Chelsea Oil and Gas Ltd. has a working capital deficiency as at December 31, 2013 and has minimal sources of operating cash flow. These conditions, along with other matters as set forth in Note 2 in the consolidated financial statements, indicated the existence of a material uncertainty that cast significant doubt about Chelsea Oil and Gas Ltd's ability to continue as a going concern.

/s/ KPMG LLP
---------------------
Chartered Accountants
April 30, 2014
Calgary, Canada


Chelsea Oil and Gas Ltd.
Consolidated Statements of Financial Position
(US Dollars)
                                                          DECEMBER 31    DECEMBER 31       JANUARY 1
AS AT                                          NOTES             2013           2012            2012
--------------------------------------------- --------- ------------- --------------- ---------------

CURRENT ASSETS
Cash                                             7      $      94,998  $       72,120     $    28,551
Accounts receivable                                            91,301         331,010          28,398
--------------------------------------------- --------- ------------- --------------- ---------------
CURRENT ASSETS                                                186,299         403,130          56,949

Restricted cash                                  7            219,304         211,566         207,591
Plant, property and equipment                    9          1,149,724         428,155         453,999
Exploration and evaluation assets                10        12,289,692      10,030,769         508,811
--------------------------------------------- --------- -------------- --------------- --------------
NON-CURRENT ASSETS                                         13,658,720      10,670,490       1,170,401

ASSETS                                                  $  13,845,019  $   11,073,620     $ 1,227,350
--------------------------------------------- --------- -------------- --------------- --------------

LIABILITIES
CURRENT LIABILITIES
   Shareholder loans                             8      $   3,483,436  $    3,115,167     $   243,500
   Trade and other payables                                   935,347         552,807         100,064
--------------------------------------------- --------- -------------- --------------- --------------
CURRENT LIABILITIES                                         4,418,783       3,667,974         343,564

DECOMMISSIONING LIABILITIES                      11           415,300         468,484               -

SHAREHOLDERS' EQUITY
Common stock                                     12        14,056,459      10,534,312       4,116,877
Warrants                                         12           254,938               -               -
Contributed surplus                                           176,752         176,752         176,752
Accumulated deficit                                        (4,798,430)     (3,792,798)     (3,409,843)
Accumulated other comprehensive gain (loss)
                                                             (678,783)        18,896          -
--------------------------------------------- --------- -------------- --------------- --------------
SHAREHOLDERS' EQUITY                                        9,010,936       6,937,162         883,786

SHAREHOLDERS' EQUITY AND LIABILITIES                    $  13,845,019  $   11,073,620     $ 1,227,350
--------------------------------------------- --------- -------------- --------------- --------------

Going concern                                     2
Commitments                                      18

The notes are an integral part of these consolidated financial statements.


Approved on behalf of the Board of Directors:

/s/ Bill Petrie Sr                         /s/ Jesse Meidl
---------------------                      -----------------
WILLIAM PETRIE SR                          JESSE MEIDL


Chelsea Oil and Gas Ltd.
Consolidated Statements of Comprehensive Loss
(US Dollars)

FOR THE YEARS ENDED DECEMBER 31                   NOTES              2013         2012
--------------------------------------------- -------------- ------------- -----------

REVENUES
Royalty income                                               $     98,805  $    79,325
--------------------------------------------- -------------- ------------- -----------
                                                                   98,805       79,325
EXPENSES
General and administrative                                        194,075      396,848
Share-based compensation                           12             152,963            -
Depletion                                           9              28,431       25,844
Finance expense                                    13             362,199       23,010
Foreign exchange loss (gain)                                      344,066       (1,244)
--------------------------------------------- -------------- ------------- -----------
                                                                1,081,734      444,458


Net loss before tax                                               982,929      365,133
Current income tax expense                                         22,703       17,822
Deferred income tax expense                        14                   -            -
--------------------------------------------- -------------- ------------- -----------
NET LOSS                                                        1,005,632      382,955
--------------------------------------------- -------------- ------------- -----------

Foreign currency translation adjustment                           697,679      (18,896)
--------------------------------------------- -------------- ------------- -----------
COMPREHENSIVE LOSS                                           $  1,703,311  $   364,059
--------------------------------------------- -------------- ------------- -----------

NET LOSS PER SHARE (BASIC AND DILUTED)             16        $       0.02  $      0.01
--------------------------------------------- -------------- ------------- -----------
-------------------------------------------------------------------------- -----------

The notes are an integral part of these consolidated financial statements.


Chelsea Oil and Gas Ltd.
Consolidated Statements of Changes in Equity
(US Dollars)
                                                                 DECEMBER 31    DECEMBER 31
AS AT                                                  NOTES            2013           2012
----------------------------------------------------- ------- -------------- --------------
                                                                                  (NOTE 19)

SHARE CAPITAL                                           12
Balance, beginning of year                                     $  10,534,312 $    4,116,877
Issued to acquire ITME                                  9          3,494,453              -
Issued to former director                               9                  -      4,791,805
Issued to acquire exploration and evaluation assets                   15,194              -
Issued to former director                                             12,500              -
Private placement for cash                                                 -      1,915,684
Share issue costs                                                          -      (290,054)
----------------------------------------------------- ------- -------------- --------------
Balance, end of year                                              14,056,459     10,534,312

WARRANTS                                                12
Balance, beginning of year                                                 -              -
Issued                                                               254,938              -
----------------------------------------------------- ------- -------------- --------------
Balance, end of year                                                 254,938              -

CONTRIBUTED SURPLUS                                     12
Balance, beginning and end of year                                   176,752        176,752

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)           12                 -
Balance, beginning of year                                            18,896              -
Foreign currency translation adjustment                             (697,679)        18,896
----------------------------------------------------- ------- -------------- --------------
Balance, end of year                                                (678,783)        18,896

ACCUMULATED DEFICIT
Balance, beginning of year                                        (3,792,798)    (3,409,843)
Loss for the year                                                 (1,005,632)      (382,955)
----------------------------------------------------- ------- -------------- --------------
Balance, end of year                                              (4,798,430)    (3,792,798)

----------------------------------------------------- ------- -------------- --------------
TOTAL EQUITY                                                  $    9,010,936 $    6,937,162
----------------------------------------------------- ------- -------------- --------------
-------------------------------------------------------------------------------------------

The notes are an integral part of these consolidated financial statements.


Chelsea Oil and Gas Ltd.
Consolidated Statements of Cash Flows
(US Dollars)

FOR THE YEARS ENDED DECEMBER 31                                            2013              2012
------------------------------------------------------------------ ------------   ---------------
                                                                                         (NOTE 19)

Net loss                                                           $ (1,005,632)  $      (382,955)

Items not affecting cash
   Depletion                                                             28,431            25,844
   Foreign exchange loss                                                344,066                 -
   Share-based compensation                                             152,963                 -
   Shares issued for services                                            12,500                 -
   Interest on shareholder loans                                        328,352                 -
   Accretion on shareholder loans                                        39,916                 -
   Accretion on decommissioning obligations                              13,117            11,370
------------------------------------------------------------------ ------------------------------
   Operating cashflow before working capital movements                  (86,287)         (345,741)
   Change in non-cash working capital                                   134,269           170,651
------------------------------------------------------------------ ------------------------------
                                                                         47,982          (175,090)
FINANCING ACTIVITIES
Increase in restricted cash                                              (7,738)           (3,975)
Issuance of shares (net of issue costs)                                       -         1,625,630
Repayment of shareholder loan                                                 -          (109,250)
------------------------------------------------------------------ ------------------------------
                                                                         (7,738)        1,512,405

INVESTING ACTIVITIES
Sale of overriding royalty interest                                     308,096                 -
Net exploration and evaluation expenditure                             (308,777)       (1,293,746)
------------------------------------------------------------------ ------------------------------
                                                                           (681)       (1,293,746)
------------------------------------------------------------------ ------------------------------

Increase in cash                                                         39,562            43,569
Foreign exchange loss on cash denominated in a foreign currency         (16,684)                -
Cash and restricted cash, beginning of year                              72,120            28,551
------------------------------------------------------------------ ------------------------------
CASH AND RESTRICTED CASH, END OF YEAR                              $     94,998  $         72,120
------------------------------------------------------------------ ------------------------------

Cash interest paid                                                 $      6,864  $          6,958
Taxes paid                                                         $     22,870  $         17,822

The notes are an integral part of these consolidated financial statements.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)

1. REPORTING ENTITY:

     Australian-Canadian Oil Royalties Ltd. was incorporated April 28, 1997 in British Columbia, Canada. On October 1, 2013, Australian-Canadian Oil Royalties Ltd. amalgamated with International TME Resources Inc. (note 9) and was renamed Chelsea Oil and Gas Ltd. ("Chelsea" or the "Company"). The address of the Company's head office is 3200, 500-4th Ave SW, Calgary, AB Canada.

     The Company's business plan is the exploration and development of the Company's working interest properties in Australia. The Company also holds and acquires and sells overriding royalty interests in Australia. Current primary income sources are royalties earned on overriding royalty interests held by the Company.

2. GOING CONCERN:

     The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company's properties are principally in the exploration and development stage and, as a result, the Company has minimal sources of operating cash flow. The continued exploration and development of the Company's properties depends on the ability of the Company to obtain financing. At December 31, 2013, the Company has minimal sources of operating cash flow and an accumulated deficit of $4.8 million. At December 31, 2013 the Company has a working capital deficit of $4.2 million. These conditions cast doubt on the Company's ability to continue as a going concern.

     Additional funds will be required to explore and develop the Company's properties and to place them into commercial production. The only source of future funds presently available to the Company is through the issuance of share capital, or by the sale of an interest in any of its working and royalty interests in whole or in part. The ability of the Company to arrange such financing or sale of an interest in the future will depend in part upon the prevailing market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company or at all. If additional financing is raised through the issuance of shares, control of the Company may change and shareholders may suffer dilution. If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)



     The amounts shown as plant, property and equipment and exploration and evaluation assets represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for plant, property and equipment and exploration and evaluation assets is dependent upon the discovery of economically recoverable plant, property and equipment and exploration and evaluation assets reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its plant, property and equipment and exploration and evaluation assets, and on future profitable production or proceeds from the disposition of the plant, property and equipment and exploration and evaluation interests. The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon the events and circumstance outlined above.

3. BASIS OF PREPARATION:

A) STATEMENT OF COMPLIANCE:

     The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This is the first reporting period in which the Company has prepared its financial statements under IFRS and the comparative information has been restated from USGAAP to comply with IFRS. In these financial statements, the term USGAAP refers to United States GAAP before the adoption of IFRS.

     The Company's significant accounting policies under IFRS are presented in note 4. These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1, First-time Adoption of IFRS. The impact of the new standards, including reconciliations presenting the change from previous GAAP to IFRS as at January 1, 2012, and as at and for the year ended December 31, 2012 is presented in note 19.

     The consolidated financial statements were approved and authorized for issuance by the Board of Directors on April 30, 2014.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


B) BASIS OF PREPARATION:

     The consolidated financial statements have been prepared on the historical cost basis. The Company's accounting policies have been applied consistently to all periods presented in these consolidated financial statements. The Company conducts the majority of its operations with others. These financial statements reflect the Company's proportionate interest in joint operations.

C) FUNCTIONAL AND PRESENTATION CURRENCY:

     These consolidated financial statements are expressed in US dollars ("$" or "US$"), which is the Company's functional currency. The Company's wholly owned subsidiaries Cooper-Eromanga Oil Inc. and Chelsea Oil Australia Pty have a functional currency of Australian dollars ("A$" or "AUD").

D) USE OF ESTIMATES AND JUDGMENTS:

     The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future periods could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts as future confirming events occur. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are as follows:

     RECOVERABILITY OF ASSET CARRYING VALUES

     The recoverability of oil and gas asset carrying values are assessed at a cash generating unit ("CGU") level. Determination of what constitutes a CGU is subject to management judgments. The asset composition of a CGU can directly impact the recoverability of the assets included therein. The key estimates used in the determination of cash flows from oil and natural gas reserves include the following:

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     i) Reserves - Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated. The Company has obtained an independently evaluated reserves report which is compliant with the Canadian Securities Administrators National Instrument 51-101:
          Standards for Disclosure for Oil and Gas Activities.

     ii) Oil and natural gas prices - Forward price estimates are used in the cash flow model. Commodity prices can fluctuate for a variety of reasons including supply and demand fundamentals, inventory levels, exchanges rates, weather, and economic and geopolitical factors.

     iii) Discount rate - The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital. Changes in the general economic environment could result in significant changes to this estimate.

     DEPLETION AND DEPRECIATION

     Amounts recorded for depletion and depreciation and amounts used for impairment calculations are based on estimates of total proved and probable petroleum and natural gas reserves and future development capital. By their nature, the estimates of reserves, including the estimates of future prices, costs and future cash flows, are subject to measurement uncertainty. Accordingly, the impact to the consolidated financial statements in future periods could be material.

     DECOMMISSIONING OBLIGATIONS

     Amounts recorded for decommissioning obligations and the related accretion expense requires the use of estimates with respect to the amount and timing of decommissioning expenditures. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, market conditions, discovery and analysis of site conditions and changes in technology. Other provisions are recognized in the period when it becomes probable that there will be a future cash outflow.

     SHARE-BASED COMPENSATION

     Compensation costs recognized for share based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as the Black-Scholes model which is based on significant assumptions such as volatility, dividend yield and expected term. Several compensation plans are also performance based and are subject to management's judgment as to whether or not performance criteria will be met.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     DEFERRED INCOME TAXES

     Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

4. SIGNIFICANT ACCOUNTING POLICIES:

     The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Company and its subsidiaries.

A) BASIS OF CONSOLIDATION:

     (I) SUBSIDIARIES:

     Subsidiaries are entities controlled by the Company. Control exists when an entity is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

     Transaction costs that are incurred in connection with a business combination, other than those costs associated with the issue of debt or equity securities, or recognized in profit or loss.

     (II) JOINTLY CONTROLLED OPERATIONS AND JOINTLY CONTROLLED ASSETS:

     The Company's oil and natural gas activities involve jointly controlled assets. The consolidated financial statements include the Company's share of these jointly controlled assets and a proportionate share of the relevant revenue and related costs.

     (III) TRANSACTIONS ELIMINATED ON CONSOLIDATION:

     Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

B) FOREIGN CURRENCY:

     i) Transactions in foreign currencies are generally translated to the entities functional currency at the average exchange rate for the period. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the period end exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are carried at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary assets held at historical cost are not retranslated subsequent to initial recognition. Foreign currency differences arising on translation are recognized in earnings in the period in which they arise.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)



     ii) Assets and liabilities of the Company's Australian operations are translated into US dollars at period end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in accumulated other comprehensive income ("AOCI").

C) FINANCIAL INSTRUMENTS:

     (I) NON-DERIVATIVE fiNANCIAL INSTRUMENTS:

     Non-derivative financial instruments comprise cash, accounts receivable, shareholder loans and accounts payable and accrued liabilities. Non-derivative financial instruments are recognized initially at fair value. Subsequent to initial recognition non-derivative financial instruments are measured as described below. Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

     Financial assets and liabilities are offset and the net amount is reported when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

     Cash and cash equivalents:

     Cash and cash equivalents are comprised of cash on hand, term deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less.

     Financial assets at fair value through profit or loss:

     An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company's risk management or investment strategy. Upon initial recognition attributable transaction costs are recognized in profit or loss when incurred. Financial instruments are measured at fair value and changes therein are recognized in profit or loss.

     Other:

     Other non-derivative financial instruments, such as accounts receivable, shareholder loans and accounts payable, are measured at amortized cost using the effective interest method, less any impairment losses for financial assets.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


(II) EQUITY INSTRUMENTS:

     Equity instruments including common shares, options and warrants are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects, if any.

     D) PROPERTY, PLANT AND EQUIPMENT AND EXPLORATION AND EVALUATION ASSETS:

(I) RECOGNITION AND MEASUREMENT:

     DEVELOPMENT AND PRODUCTION ("D&P") COSTS:


     Property, plant and equipment is stated at cost, less accumulated depletion and depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of any decommissioning obligation, if any, and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

     Expenditures on major maintenance, inspections or overhauls are capitalized when the item enhances the life or performance of an asset above its original standard. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred. Where an asset or part of an asset that was separately depreciated is replaced and it is probable that future economic benefits associated with the item will flow to the Company, the expenditure is capitalized and the carrying amount of the replaced asset is derecognized.

     General and administrative costs associated with property acquisition development activities are capitalized.

     EXPLORATION AND EVALUATION ("E&E") EXPENDITURES:


     Pre-licence costs are recognized in the statement of loss as incurred.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     Exploration and evaluation expenditures, including the costs of acquiring licences and directly attributable general and administrative costs, geological and geophysical costs, other direct costs of exploration (drilling, trenching, sampling and evaluating the technical feasibility and commercial viability of extraction) and appraisal are accumulated and capitalized as E&E assets.

     On a quarterly basis, a review of any areas classified and accounted for as E&E is performed to determine whether enough information exists to make a determination of the technical feasibility and commercial viability of the area. Where appropriate, review may indicate that an area should be further sub-divided due to a significant portion having been explored whilst a significant undeveloped portion with different traits (i.e. different zone, technical approach, play type, etc.) remains that requires additional E&E activities to arrive at the point where it can be assessed for technical feasibility and commercial viability.

     The assessment of technical feasibility and commercial viability is performed on an area level basis unless further sub-division is merited. Depending on the extent and complexity of the prospective play, many wells may need to be drilled and potentially significant E&E costs accumulated prior to obtaining enough information to make the determination of technical feasibility and commercial viability possible. E&E costs are not amortized prior to the conclusion of appraisal activities. At the completion of appraisal activities, if technical feasibility is demonstrated and commercial reserves are discovered, then, the carrying value of the relevant E&E asset will be reclassified as a D&P asset into the cash generating unit ("CGU") to which it relates, but only after the carrying value of the relevant E&E asset has been assessed for impairment, and where appropriate, its carrying value adjusted. Typically, technical feasibility and commercial viability of extracting a mineral resource is considered to be demonstrable when proven or probable reserves are determined to exist. However, if the Company determines the area or portion thereof is not technically feasible and commercially viable, accumulated E&E costs are expensed.

     (II) DEPLETION AND DEPRECIATION:

     The net carrying value of development and production assets is depleted using the unit of production method by reference to the ratio of production in the year to the related proven and probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually. Natural gas reserves are converted to barrels of oil equivalent based on relative energy content of 6:1.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     For other assets, depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

     The estimated useful lives for other assets for the current and comparative years are as follows:

     Office equipment 5 - 12 years
     Fixtures and fittings 5 - 10 years

     Depreciation methods, useful lives and residual values are reviewed at each reporting date.

     III) SUBSEQUENT COSTS:

     Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in earnings as incurred. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the periodic servicing of property, plant and equipment are recognized in earnings as incurred.

     E) IMPAIRMENT:

     (I) FINANCIAL ASSETS:

     A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

     An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

     All impairment losses are recognized in profit or loss. An impairment loss is reversed when there is a significant change in the underlying estimates or other objective evidence. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     (II) NON-FINANCIAL ASSETS:

     Exploration and evaluation assets are tested for impairment when reclassified to D&P assets or whenever facts and circumstances indicate potential impairment. Exploration and evaluation assets are tested separately for impairment. An impairment loss is recognized for the amount by which the exploration and evaluation expenditure's carrying amount exceeds its recoverable amount.

     Values of D&P assets are reviewed for impairment when indicators of such impairment exist. If any indication of impairment exists an estimate of the asset's recoverable amount is calculated. Assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets (the "cash generating unit" or "CGU"). The recoverable amount of an asset or CGU is the greater of its fair value less costs to sell and its value in use. Where the carrying amount of an asset group exceeds its recoverable amount, the asset group is considered impaired and is written down to its recoverable amount. An impairment loss is charged to the statement of loss.

     In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the asset group and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money. Fair value less costs to sell is generally determined at the current market bid price, when an active market exists. The intent is that this represents what a market participant would pay to acquire control of the CGU.

     For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     F) BUSINESS COMBINATIONS:

     The acquisition method of accounting is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The recognized amount of identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured mostly at fair value at the acquisition date. The excess of the cost of acquisition over the recognized amount of identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the recognized amount of the net assets of the subsidiary acquired, the difference is recognized immediately in earnings.

     G)  INVENTORY:

     Crude oil inventory consists of amounts produced and in storage tanks or in transit, and is recorded at the lower of the average cost of production and estimated net realizable value. Net realizable value is the estimated selling price in the normal course of business less applicable selling expenses.

     H)  SHARE BASED PAYMENTS:

     The grant date fair value of equity-settled options and warrants granted to employees is recognized as share-based compensation expense, with a corresponding increase in contributed surplus over the vesting period. Each tranche granted is considered a separate grant and is fair valued independently. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest.

     I)  PROVISIONS:

     A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an out flow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

     DECOMMISSIONING OBLIGATIONS:

     The Company's activities can give rise to dismantling, decommissioning and site disturbance re-mediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

     Decommissioning obligations are measured at the present value of management's best estimate of expenditure required to settle the present obligation at the statement of financial position date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the asset retirement obligations are charged against the provision to the extent the provision was established.

     J) REVENUE:

     Revenue from the sale of oil and natural gas is recorded when the significant risks and rewards of ownership of the product is transferred to the buyer which is usually when legal title passes to the external party. This is generally at the time product enters the pipeline or delivered to the refinery. Revenue is measured net of discounts, customs duties and royalties.

     Tariffs and tolls charged to other entities for use of pipelines and facilities owned by the Company are recognized as revenue as they accrue in accordance with the terms of the service or tariff and tolling agreements.

     Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements. Interest income is recognized as it is earned.

     K) FINANCE INCOME AND EXPENSES:

     Finance expense comprises interest expense on borrowings, accretion of the discount on provisions and transaction costs.

     Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. All other borrowing costs are recognized in profit or loss using the effective interest method.

     Finance income is recognized as it accrues in profit or loss, using the effective interest method.

     L) PER SHARE AMOUNTS:

     Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as options granted to employees. The calculation assumes that the proceeds on exercise of options are used to repurchase shares at the current market price.

     M)  SEGMENT REPORTING:

     A segment is a distinguishable component of the Company that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographic segment), which is subject to risks and returns that are different from those of other segments. The Company has one reportable segment, which comprises oil and gas exploration, development and production activities within Australia.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     N) NEW STANDARDS NOT YET ADOPTED:

     In November 2009, the IASB published IFRS 9 "Financial Instruments", which covers the classification and measurement of financial assets as part of its project to replace IAS 39 "Financial Instruments: Recognition and Measurement." In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to a company's own credit risk out of earnings and recognize the change in other comprehensive income. The effective date for IFRS 9 has been deferred to January 1, 2018. Early adoption will still be available and the standard is required to be applied retrospectively. The Company is currently evaluating the impact of adopting this new standard.

     In December 2011, "Offsetting Financial Assets and Financial Liabilities", amendments to IAS 32 "Financial Instruments: Presentation" was published by the IASB. These amendments clarify the requirements for offsetting financial instruments. The amendments introduce new disclosure requirements for financial assets and financial liabilities that are offset in the statements of financial position, or are subject to enforceable master netting arrangements or similar agreements. The amendments to IAS 32 are applied retrospectively for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of adopting this new standard.

5. DETERMINATION OF FAIR VALUES:

     A number of the Company's accounting policies and disclosures require the determination of fair value, both for financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

     The different levels of financial instrument valuation methods have been defined as follows:

     Level 1 fair value measurements are based on unadjusted quoted market prices. Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices. Level 3 fair value measurements are based on unobservable information.

     The carrying value of cash, accounts receivables, shareholder loans and accounts payable and accrued liabilities included in the consolidated statements of financial position approximate fair value due to the short term nature of those instruments.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     The fair value of warrants is measured using a Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility based on peer comparisons weighted average expected life of the instruments based on historical experience and general option holder behavior, expected dividends, and the risk-free interest rate.

6. FINANCIAL RISK MANAGEMENT:

     The Company's activities expose it to a variety of financial risks that arise as a result of its exploration, development, production, and financing activities such as:

           o Credit risk
           o Liquidity risk
           o Market risk

     This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

     The Board of Directors oversees managements' establishment and execution of the Company's risk management framework. Management has implemented and monitors compliance with risk management policies. The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.

A) CREDIT RISK:

     The Company is exposed to credit risk in relation to its cash and accounts receivable. The Company maintains cash with highly rated international banks and therefore considers these assets to have negligible credit risk. Credit risk is the potential financial loss to the Company if a customer is unable to meet its contractual obligations and arises principally from the Company's accounts receivables. The Company's accounts receivable is comprised of:

           o Overriding royalty payments
           o Customers
           o Joint venture partners

     The Company's accounts receivable are with overriding royalty owners, customers and joint venture partners who are in the petroleum and natural gas business and are subject to normal credit risks. Concentration of credit risk is mitigated by marketing production to purchasers under normal industry sale and payment terms. The Company routinely assesses the financial strength of its customers and joint venture partners. The Company's maximum exposure to credit risk relates to its cash and cash equivalents and accounts receivable.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     ACCOUNTS RECEIVABLE:

     The Company's operations are primarily in Australia. The Company's exposure to credit risk is influenced mainly by the individual characteristics of each counter party. The Company expects to collect the outstanding receivables in the normal course of operations. As at December 31, 2013 the Company's trade and other receivables are current and due within 90 days.

     CASH AND CASH EQUIVALENTS:

     The Company limits its exposure to credit risk by only investing in liquid securities and only with highly rated counterparties. The Company's cash is currently held by banks with AA or equivalent credit ratings or better. Given these credit ratings, management does not expect any counterparty to fail to meet its obligations.

B) LIQUIDITY RISK:

     Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

     Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters and political unrest. To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. As at December 31, 2013 the Company's financial liabilities being accounts payable and accrued liabilities and shareholder loans are due within one year (refer to note 2).

C) MARKET RISK:

     Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the Company's net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     INTEREST RATE RISK:

     Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The shareholder loans bear interest at the prescribed rate in the debenture agreements. The effect of interest rate fluctuations would not have had a significant effect on the Company's reported net loss for the years ended December 31, 2013 and 2012.

     COMMODITY PRICE RISK:

     Commodity price risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in commodity prices. Petroleum and natural gas prices are impacted by not only the relationship between the Australian and US dollar but also world economic events that dictate the levels of supply and demand. The Company has completed its first year of commercial operations, and at this time production from its oil and gas properties are not sufficient to justify the utilisation of financial instruments including derivatives, or physical instruments including forward sales contracts. The Company will continually evaluate its exposure to commodity price risks, and if production and associated revenues increase, the Company will consider the use of derivatives and other instruments to mitigate its risk exposure.

     FOREIGN CURRENCY RISK:

     Currency risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The reporting and functional currency of the Company is US$. A material proportion of the Company's capital expenditures and major service contracts related to the exploration and development in Australia are denominated in A$, and as such the Company holds a significant proportion of its cash in A$ in order to mitigate against foreign currency risk.

     The Company's operations are in foreign jurisdictions, therefore the Company is exposed to foreign currency exchange rate risk on some of its activities. General and administrative expenses, are denominated in currencies other than US$ including A$ and Canadian dollars (C$). The Company also settles certain capital expenditures in A$. To match the foreign currency on the trade payables related to these activities the Company may hold cash in the currency of the transaction. The following table contains an analysis of US$ equivalent cash balances, trade receivables and trade payables denominated in each currency:

                                     CASH AND          TRADE         TRADE
     AS AT DECEMBER 31, 2013  RESTRICTED CASH    RECEIVABLES      PAYABLES
     ------------------------ ---------------- -------------- -------------
     Denominated in US$            $   35,465      $ 18,254   $    240,025
     Denominated in A$                278,837        73,047         41,230
     Denominated in C$                      -             -        654,092
     ------------------------ ---------------- -------------- -------------
                                  $   314,302      $ 91,301   $    935,347
     ------------------------ ---------------- -------------- -------------

D) CAPITAL MANAGEMENT:

     The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure which will allow it to pursue the development of its oil and gas properties. Therefore, the Company monitors the level of risk incurred in its oil and gas property expenditures relative to its capital structure. The Company considers its capital structure to include working capital and shareholders' equity. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

     The Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any capital restrictions.

7. CASH AND RESTRICTED CASH:

     At December 31, 2013 the Company held cash of $94,998 (2012 - $72,120). Cash at banks earn interest at floating rates based on daily bank deposit rates. Short term deposits are made for varying periods of between one day and three months, depending on the cash requirements of the Company, and earn interest at the respective short term deposit rates.

     At December 31, 2013, the Company held restricted cash of $0.21 million (2012 - $0.21 million). Restricted cash is cash held on deposit with a chartered Australian bank which will be returned to the Company when it satisfies the capital commitments pertaining to the licenses.

8. SHAREHOLDER LOANS:
                                                          2013             2012
     --------------------------------------- ------------------- ---------------
     Loans on acquisition of Surat (note 9)  $        2,960,396  $     2,960,396
        Accretion on shareholder loan                    39,604                -
        Accrued and unpaid interest thereon             312,555                -
     Loan to fund deposits                              134,250          134,250
        Accrued and unpaid interest thereon              36,631           20,521
     --------------------------------------- ------------------- ---------------
                                             $        3,483,436  $     3,115,167
     --------------------------------------- ------------------- ---------------

     Concurrent with the acquisition of the assets in the Surat Basin in Australia, on March 1, 2012 the Company agreed to pay certain vendors $3.0 million within 12 months and 8.57 million shares of the Company. The loan was non-interest bearing and was recorded at net present value of $2,770,084 and is secured by the Surat assets. At December 31, 2012 the net present value of the loan was $2,960,396. On March 25, 2013, the Company agreed to amend the terms of the loan so that interest would accrue at 8% per annum, with interest accruing from September 1, 2012. On February 28, 2014, the Company and shareholder agreed to extend the loan to February 28, 2015.

     During 2011, the Company borrowed $243,500 from two stockholders to fund the deposit for one of its exploration concessions in Australia. In the third quarter of 2012, $109,250 plus accrued interest of $6,958 was repaid. The remaining balance of $134,250 accrues interest at 12% per annum.

9. PROPERTY, PLANT AND EQUIPMENT:

     Cost or deemed cost
     ------------------------------------------------- ----------------
     BALANCE AT JANUARY 1, 2012 AND DECEMBER 31, 2012  $       453,999
     Acquisitions                                            1,058,096
     Dispositions                                             (308,096)
     ------------------------------------------------- ----------------
     BALANCE, DECEMBER 31, 2013                        $     1,203,999

     Accumulated depletion and depreciation
     ------------------------------------------------- ----------------
     BALANCE AT JANUARY 1, 2012                        $             -
     Depletion and depreciation expense                         25,844
     ------------------------------------------------- ----------------
     BALANCE AT DECEMBER 31, 2012                      $        25,844
     Depletion and depreciation expense                         28,431
     ------------------------------------------------- ----------------
     BALANCE AT DECEMBER 31, 2013                      $        54,275
     ------------------------------------------------- ----------------

     Net book value
     ------------------------------------------------- ----------------
     As at January 1, 2012                             $       453,999
     As at December 31, 2012                                   428,155
     AS AT DECEMBER 31, 2013                           $     1,149,724
     ------------------------------------------------- ----------------

     At December 31, 2013, the Company's property, plant and equipment is comprised primarily of its overriding royalty interests in Australia. These interests are currently the Company's only revenue generating asset. On October 1, 2013, the Company completed the acquisition of International TME Resources Inc. ("ITME") which held overriding royalty interests in Australia. The Company issued 13.97 million to acquire the entire share capital of ITME, which held overriding royalty and working interests in Australia. On October 15, 2013, the Company disposed of certain non-producing overriding royalty interests to an arms-length party.

10. EXPLORATION AND EVALUATION ASSETS:

     --------------------------------------------- ----------------
     BALANCE AT JANUARY 1, 2012                    $       508,111
     Acquisitions                                        8,228,212
     Additions                                           1,293,746
     --------------------------------------------- ----------------
     BALANCE AT DECEMBER 31, 2012                  $    10,030,769
     Acquisitions                                        2,868,845
     Additions                                             387,293
     Capitalized general and administrative costs          101,975
     Foreign exchange translation                       (1,099,190)
     --------------------------------------------- ----------------
     BALANCE AT DECEMBER 31, 2013                   $   12,289,692
     --------------------------------------------- ----------------

     Intangible exploration and evaluation assets consist of the Company's exploration projects which are pending the determination of proven or probable reserves, or pending the decision by the Company to elect to proceed with the development of a project.

     On October 1, 2013, The Company completed the acquisition of ITME, which held working interests in undeveloped land onshore Australia (note 9). On March 1, 2012, the Company completed the acquisition of assets in the Surat / Bowen basins in Queensland Australia through the issue of 21.7 million shares and a $3.0 million non-interest bearing loan note (note 8). These assets have assigned probable reserves, however the underlying wells have been shut-in and are currently not producing. The Company intends to complete a re-pressurization of certain fields through water injection, and reactivate the wells. Following the acquisition of additional seismic data, the Company may elect to drill additional wells to define the existing pools and explore new leads. If the re-pressurization project is successful the Company will allocate a portion of its exploration and evaluation costs to property, plant and equipment.

11. DECOMMISSIONING LIABILITY:

     The Company's decommissioning liability results from the ownership interest in oil and natural gas assets. The Company has estimated the net present value of the decommissioning liability to be $415,300 as at December 31, 2013 (2012 - $468,484) based on an undiscounted inflation-adjusted total future liability of A$671,718 (2012 - A$671,718). These payments are expected to be made over the next 25 years with the majority of costs to be incurred between 2024 and 2029. At December 31, 2013, the liability has been calculated using an inflation rate of 3.0% (2012 - 3.0%) and discounted using a risk-free rate of 3.0% (2012 - 3.0%).

     ------------------------------------- -------------------
     BALANCE AT JANUARY 1, 2012            $                -
     Acquired                                         476,010
     Accretion expense                                 11,370
     Gain on foreign exchange                         (18,896)
     ------------------------------------- -------------------
     BALANCE AT DECEMBER 31, 2012          $          468,484
     Accretion expense                                 13,117
     Gain on foreign exchange                         (66,301)
     ------------------------------------- -------------------
     BALANCE AT DECEMBER 31, 2013          $          415,300
     ------------------------------------- -------------------


12. SHARE CAPITAL:

a) Authorized:

     Unlimited number of common shares with no par value. Unlimited number of preferred shares, of which none have been issued.

b) Issued and outstanding:

     ------------------------------------------------------------- ------------ ----------------
                                                                     NUMBER OF           AMOUNT
                                                                        SHARES
     ------------------------------------------------------------- ------------ ----------------
     BALANCE AT JANUARY 1, 2012                                     22,705,680  $     4,116,877
     Issued to acquire exploration and evaluation assets (note 10)  21,780,935        4,791,805
     Issued for cash                                                 5,473,385        1,915,684
     Share issue costs                                                       -         (290,054)
     ------------------------------------------------------------- ------------ ----------------
     BALANCE AT DECEMBER 31, 2012                                   49,960,000  $    10,534,312
     Issued to acquire exploration and evaluation assets                69,065           15,194
     Issued to acquire ITME (note 9)                                13,977,811        3,494,453
     Issued to former director                                          50,000           12,500
     ------------------------------------------------------------- ------------ ----------------
     BALANCE AT DECEMBER 31, 2013                                   64,056,876  $    14,056,459
     ------------------------------------------------------------- ------------ ----------------

     On January 9, 2013, at the Company's annual general meeting the authorized common shares available for issue was changed to unlimited. On the same date, Company issued the final 69,095 shares to vendors of the Surat basin assets which closed on March 1, 2012. On October 17, 2013 the Company issued 50,000 shares to a former Director of the Company for past services. On March 1, 2012, the Company issued 5,473,385 shares at $0.35 per share.

c) Stock option plan:

     Pursuant to resolutions of the board of directors of the Company dated January 9, 2013, the Company established a stock option plan for its directors, officers, consultants and employees under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding shares of the Company. At December 31, 2013 no options have been issued under this plan.

d) Warrants:

     On January 9, 2013, the Company issued 5.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period. The fair value of these warrants was estimated to be $254,938 using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield.


     ---------------------------------------------------------------------------
                                                   NUMBER OF
                                                    WARRANTS         AMOUNT
     ---------------------------------------------------------------------------
     BALANCE, JANUARY 1 AND DECEMBER 31, 2012          --           $      --
         Issued                                    5,000,000           254,938
     ---------------------------------------------------------------------------
     BALANCE, DECEMBER 31, 2013                    5,000,000       $   254,938
     ---------------------------------------------------------------------------

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


13.  FINANCE EXPENSE:

                                                       2013          2012
     ---------------------------------------- -------------- --------------
     Interest income on cash                    $    (7,530)   $  (10,541)
     Interest expense                               328,665        22,181
     Accretion on shareholder loans                  39,916             -
     Accretion on decommissioning liability           13,117       11,370
     Other                                           (11,969)           -
     ---------------------------------------- -------------- --------------
     NET FINANCE EXPENSE                         $    362,199  $   23,010
     ---------------------------------------- -------------- --------------

14.  INCOME TAXES:

     The provision for income taxes differs from the amount that would have been expected by applying the combined federal and provincial tax rates to the loss for the year. This difference results from the following items:

    -------------------------------------------------------------------------------------------
                                                                DECEMBER 31        DECEMBER 31
                                                                   2013                2012
    -------------------------------------------------------------------------------------------
    Loss from continuing operations before tax                $   (982,929)       $   (365,133)
    Combined tax rate                                                 25.0%               25.0%
    -------------------------------------------------------------------------------------------
    Expected income tax reduction                             $   (245,732)       $    (91,283)
    Increase (decrease) resulting from:
       Effect of foreign tax rates                                 (31,892)             (1,292)
       Share-based compensation                                     63,735                  --
       Change in unrecognized deferred tax assets                  159,673             104,557
       Other                                                        84,443               5,840
    -------------------------------------------------------------------------------------------
       Income tax expense                                           22,703              17,822

    -------------------------------------------------------------------------------------------
       TOTAL TAX RECOVERY                                     $        --         $         --
    -------------------------------------------------------------------------------------------






   Deferred tax assets have not been recognized in respect of the following:


      ----------------------------------------------------------------------------------------
      AS AT DECEMBER 31
                                                                  2013                2012
      ----------------------------------------------------------------------------------------
      CANADA:
      Property, plant and equipment /
        exploration and evaluation assets                    $         --        $      --
      Decommissioning obligations                                      --               --
      Share issue costs                                           174,032             232,043
      Non-capital losses (expire 2024 to 2033)                  4,180,104           3,590,102
      ----------------------------------------------------------------------------------------
                                                             $  4,354,136        $  4,702,536

      ----------------------------------------------------------------------------------------


      ----------------------------------------------------------------------------------------
       AS AT DECEMBER 31                                         2013                2012
      ----------------------------------------------------------------------------------------
      AUSTRALIA:
      Property, plant and equipment /
         exploration and evaluation assets                   $         --        $      --
      Decommissioning obligations                                      --               --
      Non-capital losses                                            5,591               --
                                                                  598,950               --
      ----------------------------------------------------------------------------------------
                                                             $    604,541        $      --
      ----------------------------------------------------------------------------------------


      ----------------------------------------------------------------------------------------
      AS AT DECEMBER 31                                           2013                2012
      ----------------------------------------------------------------------------------------
      USA:                                                   $     12,890        $     --
      Non-capital losses (expire 2033)
      ----------------------------------------------------------------------------------------
                                                             $     12,890        $     --
      ----------------------------------------------------------------------------------------




     THE COMPONENTS OF THE RECOGNIZED DEFERRED INCOME TAX ASSET (LIABILITY) ARE
     AS FOLLOWS:

      ----------------------------------------------------------------------------------------
       AS AT DECEMBER 31                                        2013                  2012
      ----------------------------------------------------------------------------------------
      Property, plant and equipment / exploration and
        evaluation assets                                   $ (1,509,926)         $  (476,010)
      Decommissioning obligations                                476,010              476,010
      Non-capital losses                                       1,033,916                  --
      ----------------------------------------------------------------------------------------
                                                            $       --                    --
      ----------------------------------------------------------------------------------------

     Deferred tax assets have not been recognized in respect of these items because it is not probable that future tax profit will be available against which the Company can utilize the benefits. The Company has non-capital losses of $2,470,615 expiring between 2029 and 2032. The other deductible temporary differences do not expire under current tax legislation.

15. RELATED PARTY TRANSACTIONS:

a) Shareholder loans:

     The Company's shareholder loans are described in note 9. The loans were negotiated between the Company and the shareholders on terms comparable to arms-length transactions of similar type. The fair value of the shareholder loans approximates their carrying value at December 31, 2013 and 2012.

b) Compensation of key management personnel:

     The remuneration of directors and other key management personnel during the years ended December 31, 2013 and 2012 was as follows:

                                                   2013                2012
     -------------------------------- ------------------ -------------------
     Share-based compensation         $         254,938  $            -
     Director compensation                       12,500               -
     -------------------------------- ------------------ -------------------
                                      $         267,438  $            -
     -------------------------------- ------------------ -------------------

     The remuneration of directors and key executives is determined by the Board of Directors having regard to the performance of individuals and market trends. During 2013 and 2012, the Company did not incur any salaries and no key management or Director received any salary or consulting fees. One former Company Director received 50,000 shares at a deemed value of $0.25 per share for past directors fees.

     During 2013, key Company personnel received performance warrants. The fair value of these warrants was estimated using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield.

16. LOSS PER SHARE:

     Basic per share amounts are calculated using the weighted average number of shares outstanding of 56,027,645 for the year ended December 31, 2013 (2012
     - 43,670,542). In computing diluted per share amounts, all of the Company's outstanding warrants were excluded from the calculation of the weighted average number of common shares outstanding as they were anti-dilutive.

17. SUBSIDIARIES AND JURISDICTIONS:

     The consolidated financial statements of the Company for the years ended December 31, 2013 and 2012 comprise the Company and the following subsidiaries:

                                       COUNTRY OF                       % EQUITY
                                    INCORPORATION           ASSETS HELD INTEREST
   ------------------------------- -------------- --------------------- --------
   Chelsea Oil Australia Pty.          Australia  PL 18, PL 40, PL 280     100%
   Cooper-Eromanga Oil Inc.                   US               ATP 582     100%
   Cooper Basin Oil and Gas Inc.              US                     -      20%
   ------------------------------- -------------- --------------------- --------

18. COMMITMENTS:

                                                           MINIMUM WORK
                                                  CURRENT    COMMITMENT
     LICENSE            CURRENT PHASE        PHASE EXPIRY  (A$ MILLION)       LICENSE TERM
     ---------- --------------------- ------------------- ------------- ------------------
     PL 18         Later Development           July 2015       AUD 5.0        August 2024
     PL 40         Later Development      September 2018       AUD 2.0     September 2029
     PL 280      Initial Development         August 2015       AUD 1.0        August 2031
     ATP 582             Second Term         August 2016      AUD 11.0        August 2020
     ---------- --------------------- ------------------- ------------- ------------------
                                                              AUD 19.0
     ---------- --------------------- ------------------- ------------- ------------------

     The Company has working interests in PEL 112 and 444 in South Australia. On May 23, 2013 Chelsea completed a farm-out with a Canadian public company ("PubCo") whereby Pubco would carry the Company for all remaining obligations on PEL 112 and 444, with a further option to earn an additional working interest by drilling additional wells on either license. As at December 31, 2013, the Company has retained a 12.83% working interest in each lease, and all commitments on PEL 112 have been satisfied. Pubco has advised of its intention to drill the remaining exploration well on PEL 444 prior to the current phase expiry in January 2015.

19. EXPLANATION OF TRANSITION TO IFRS:

     These consolidated financial statements as at for the year ended December 31, 2013 are the Company's first annual financial statements prepared under IFRS. For all prior years, the Company prepared its financial statements under USGAAP. In accordance with IFRS 1, certain disclosures relating to the transition to IFRS are given in this note. These disclosures are prepared under IFRS as set out in the basis of presentation in note 3. IFRS 1 allows first time adopters to take advantage of a number of voluntary exemptions from the general principal of retrospective restatement. The Company has taken the following exemptions: SHARE BASED PAYMENTS

     The Company has elected to take this exemption and will not apply the standard to vested share-based payment arrangements prior to the transition date of January 1, 2012.

     FULL COST AS DEEMED COST

     Under the amendments to IFRS 1 made in July 2009, a first-time adopter using full cost accounting under USGAAP may elect to measure oil and gas assets at the date of transition to IFRS on the amount determined under USGAAP.

     CUMULATIVE TRANSLATION DIFFERENCES

     The Company has elected to take this exemption, and has reset the foreign currency translation reserve to zero at the transition date.

     RECONCILIATION OF CONSOLIDATED STATEMENT OF CASHFLOWS

     The reconciling items between USGAAP and IFRS policies have no material impact on the cash flows generated by the Company.

     RECONCILIATION OF EQUITY AS AT JANUARY 1, 2012:

                                                                       EFFECT OF
                                                                      TRANSITION
AS AT                                       NOTES            US GAAP     TO IFRS          IFRS
---------------------------------------------------- --------------- ----------- -------------

ASSETS
Cash                                                  $      28,551  $        -   $     28,551
Accounts receivable                                          28,398           -         28,398
---------------------------------------------------- --------------- ----------- -------------
CURRENT ASSETS                                               56,949           -         56,949

Restricted cash                                             207,591           -        207,591
Plant, property and equipment                 A             962,810    (508,811)       453,999
Exploration and evaluation assets             A                   -     508,811        508,811
---------------------------------------------------- --------------- ----------- -------------
                                                          1,170,401           -      1,170,401

---------------------------------------------------- --------------- ----------- -------------
TOTAL ASSETS                                         $    1,227,350  $        -   $  1,227,350
---------------------------------------------------- --------------- ----------- -------------

LIABILITIES
CURRENT LIABILITIES
   Trade and other payables                          $      100,064  $        -   $    100,064
   Shareholder loans                                        243,500           -   $    243,500
---------------------------------------------------- --------------- ----------- -------------
                                                            343,564           -        343,564

SHAREHOLDERS' EQUITY
Share capital                                             4,116,877           -      4,116,877
Contributed surplus                                         176,752           -        176,752
Accumulated deficit                                      (3,409,843)          -     (3,409,843)
---------------------------------------------------- --------------- ----------- -------------
                                                            883,786           -        883,786

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $    1,227,350  $        -   $  1,227,350
---------------------------------------------------- --------------- ----------- -------------

     EXPLANATION OF THE EFFECT OF THE TRANSITION TO IFRS:

A) RECLASSIfiCATION OF COST FROM PROPERTY, PLANT AND EQUIPMENT TO EXPLORATION AND EVALUATION ASSETS

     The Company reallocated certain costs relating to unproved properties from property, plant and equipment to exploration and evaluation assets as a separate line under IFRS.

     Effect - increase exploration and evaluation assets and decrease property plant and equipment $508,811.

RECONCILIATION OF EQUITY AS AT DECEMBER 31, 2012:

                                                                                EFFECT OF
                                                                               TRANSITION
AS AT                                         NOTES              US GAAP          TO IFRS            IFRS
------------------------------------------------------- ----------------- ---------------- --------------

ASSETS
Cash                                                    $         72,120  $             -  $      72,120
Accounts receivable                                              331,010                -        331,010
------------------------------------------------------- ----------------- ---------------- --------------
CURRENT ASSETS                                                   403,130                -        403,130

Restricted cash                                                  211,566                -        211,566
Plant, property and equipment                  A,B             9,990,414       (9,562,259)        428,155
Exploration and evaluation assets            A,B,C,D                   -       10,030,769     10,030,769
------------------------------------------------------- ----------------- ---------------- --------------
                                                              10,201,980          468,510     10,670,490

------------------------------------------------------- ----------------- ---------------- --------------
TOTAL ASSETS                                            $     10,605,110  $       468,510  $  11,073,620
------------------------------------------------------- ----------------- ---------------- --------------

LIABILITIES
CURRENT LIABILITIES
   Trade and other payables                             $        552,807  $             -  $     552,807
   Shareholder loans                                           3,115,167                -      3,115,167
------------------------------------------------------- ----------------- ---------------- --------------
                                                               3,667,974                -      3,667,974

Decommissioning liabilities                     C                      -          468,484        468,464

SHAREHOLDERS' EQUITY
Share capital                                                 10,534,312                -     10,534,312
Contributed surplus                                              176,752                -        176,752
Accumulated deficit                            A,B           (3,773,928)          (18,870)    (3,792,798)
Accumulated other comprehensive income          D                      -           18,896         18,896
------------------------------------------------------- ----------------- ---------------- --------------
                                                               6,937,136               26      6,937,162

------------------------------------------------------- ----------------- ---------------- --------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $     10,605,110  $       468,510  $  11,073,620
------------------------------------------------------- ----------------- ---------------- --------------

EXPLANATION OF THE EFFECT OF THE TRANSITION TO IFRS:

A) RECLASSIfiCATION OF COST FROM PROPERTY, PLANT AND EQUIPMENT TO
   EXPLORATION AND EVALUATION ASSETS

     The Company reallocated certain costs relating to unproved properties from property, plant and equipment to exploration and evaluation assets as a separate line under IFRS.

     Effect - increase exploration and evaluation assets and decrease property plant and equipment $9,562,259.

B)   ACCRUE ADDITIONAL DEPLETION

     Following the reclassification of costs from property, plant and equipment to exploration and evaluation assets, the balance of assets subject to depletion increased, and additional depletion was accrued.

     Effect - Increase accumulated depletion and accumulated deficit by $7,500.

C)   DECOMMISSIONING LIABILITIES AND ACCRETION EXPENSE

     The Company has established decommissioning liabilities for the estimated future abandonment and restoration costs for its oil and gas properties in Australia. A legal obligation to reclaim and remediate did not exists in 2012 thus a provision was not recorded under US GAAP. The Company intends to reclaim and remediate wells and facilities on its properties and therefore a provision is recorded under IFRS. The decommissioning liabilities were deemed to have been incurred on the date of acquisition, March 1, 2012, and additional accretion expense was accrued for the remainder of 2012.

     Effect - Increase exploration and evaluation assets and decommissioning liability by $468,484, increase accumulated deficit and decommissioning liability by $11,370.

D)   ACCRUE FOREIGN CURRENCY GAIN ON TRANSLATION

     The Company's decommissioning liabilities are denominated in A$, which declined in value against the US$ subsequent to acquisition on March 1, 2012.

     Effect - Increase accumulated other comprehensive income by $18,896, decrease comprehensive loss by $18,896.

RECONCILIATION OF CONSOLIDATED COMPREHENSIVE STATEMENT OF LOSS FOR YEAR ENDED DECEMBER 31, 2012:

                                                         EFFECT OF
                                                        TRANSITION
                               NOTES         US GAAP       TO IFRS         IFRS
---------------------------- ----------- ------------ ------------- ------------

REVENUES
Royalty income                           $    79,325  $          -  $    79,325
---------------------------- ----------- ------------ ------------- ------------
                                              79,325             -       79,325
EXPENSES
General and administrative                   396,848             -      396,848
Depletion                        E            18,344         7,500       25,844
Finance expense                  F            11,640        11,370       23,010
Foreign exchange gain                        (1,244)             -       (1,244)
---------------------------- ----------- ------------ ------------- ------------
                                             425,588        18,870      444,458

Net loss before tax                          346,263        18,870      365,133
Current income tax expense                    17,822             -       17,822
---------------------------- ----------- ------------ ------------- ------------
NET LOSS FOR THE YEAR                    $   364,085  $     18,870  $   382,955
----------------------------------------------------  ------------- ------------
Foreign currency translation
adjustment                       G                 -       (18,896)     (18,896)
---------------------------------------------------- -------------- ------------
COMPREHENSIVE LOSS                       $   364,085 $     (18,896) $   364,059
---------------------------------------------------- -------------- ------------

EXPLANATION OF THE EFFECT OF TRANSITION TO IFRS:

E)   ACCRUE ADDITIONAL DEPLETION

     Following the reclassification of costs from property, plant and equipment to exploration and evaluation assets, the balance of assets subject to depletion increased, and additional depletion was accrued.

     Effect - Increase accumulated depletion and accumulated deficit by $7,500.

F) FOLLOWING THE ESTABLISHMENT OF DECOMMISSIONING LIABILITIES, ACCRETION EXPENSE WAS ACCRUED

     Effect - increase finance expense and accumulated deficit by $11,370.

G)   ACCRUE FOREIGN CURRENCY GAIN ON TRANSLATION

     The Company's decommissioning liabilities are denominated in A$, which declined in value against the US$ subsequent to acquisition on March 1, 2012.

     Effect - Increase accumulated other comprehensive income by $18,896, decrease comprehensive loss by $18,896.

                                   APPENDIX A
                            AUDIT COMMITTEE CHARTER

ROLE AND OBLIGATIONS

The Audit Committee (the "COMMITTEE") is a committee of the board of directors (the "BOARD") of Chelsea Oil and Gas Ltd. (the "CORPORATION") to which the Board has delegated its responsibility for the oversight of the nature and scope of the annual audit, the oversight of management's reporting on internal accounting standards and practices, the review of financial information, accounting systems and procedures, financial reporting and financial statements and has charged the Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Audit Committee are as follows:

1. assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Corporation and related matters;

2.   provide better communication between directors and external auditors;

3.   enhance the external auditor's independence;

4.   increase the credibility and objectivity of financial reports; and

5. strengthen the role of the outside directors by facilitating in depth discussions between directors on the Audit Committee, management and external auditors.

MEMBERSHIP OF COMMITTEE

6. The Committee will be comprised of at least three (3) directors of the Corporation, none of whom are members of management of the Corporation and all of whom are "independent" (as such term is used in National Instrument 52-110 - Audit Committees ("NI 52-110") unless the Board determines that the exemption contained in NI 52-110 is available and determines to rely thereon.

7. The Board of Directors may from time to time designate one of the members of the Committee to be the Chairman of the Committee (the "COMMITTEE CHAIRMAN").

All of the members of the Committee must be "financially literate" (as defined in NI 52-110) unless the Board determines that an exemption under NI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of NI 52-110.

MANDATE AND RESPONSIBILITIES COMMITTEE


It is the responsibility of the Committee to:

8. Oversee the work of the external auditors, including the resolution of any disagreements between management and the external auditors regarding financial reporting.

9. Satisfy itself on behalf of the Board with respect to Corporation's internal control systems:

      (a) identifying, monitoring and mitigating business risks; and

      (b) ensuring compliance with legal, ethical and regulatory requirements.

10. Review the annual and interim financial statements of the Corporation and related management's discussion and analysis ("MD&A") prior to their submission to the Board for approval. The process should include but not be limited to:

      (a) reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;

      (b) reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;

      (c)    reviewing   accounting   treatment   of  unusual  or  non-recurring
             transactions; (d)ascertaining compliance with covenants under loan agreements;

      (d) reviewing disclosure requirements for commitments and contingencies;

      (e) reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

      (f) reviewing unresolved differences between management and the external auditors; and

      (g)   obtain   explanations  of  significant  variances  with  comparative reporting periods.

11. Review the financial statements, prospectuses, MD&A, annual information forms ("ALF") and all public disclosure containing unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation's disclosure of all other financial information and will periodically assess the accuracy of those procedures.

12.  With respect to the appointment of external auditors by the Board:

      (a) recommend to the Board the external auditors to be nominated;

      (b) recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors will report directly to the Committee;

      (c)    on  an  annual basis, review and discuss with the external auditors
             all   significant   relationships   such  auditors  have  with  the
             Corporation to determine the auditors' independence;

      (d) when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

      (e) review and pre-approve any non-audit services to be provided to the Corporation or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Committee may delegate to one or more independent members the authority  to  pre-approve  non-audit  services,  provided that the member(s) report to the Committee at the next scheduled meeting such pre-approval and the member(s) comply with such other procedures as may be established by the Committee from time to time.

      (f) recommend to the Board the external auditors to be nominated;

      (g) recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors will report directly to the Committee;

13. Review with external auditors (and internal auditor if one is appointed by the Corporation) their assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee will also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

14. Review risk management policies and procedures of the Corporation (i.e., hedging, litigation and insurance).

15.  Establish a procedure for:

      (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

      (b)    the   confidential   anonymous   submission  by  employees  of  the
             Corporation   of  concerns  regarding  questionable  accounting  or
             auditing matters.

16. Review and approve the Corporation's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of the Corporation.

The Committee has authority to communicate directly with the internal auditors (if any) and the external auditors of the Corporation. The Committee will also have the authority to investigate any financial activity of the Corporation. All employees of the Corporation are to cooperate as requested by the Committee.

The Committee may also retain persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at such compensation as established by the Committee and at the expense of the Corporation without any further approval of the Board. MEETINGS AND ADMINISTRATIVE MATTERS

17. At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Committee Chairman shall be entitled to a second or casting vote.

18. The Committee Chairman will preside at all meetings of the Committee, unless the Committee Chairman is not present in which case the members of the Committee that are present will designate from among such members a Committee Chairman for purposes of the meeting.

19. A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Committee or the Board.

20. Meetings of the Committee should be scheduled to take place at least four times per year.

21. Minutes of all meetings of the Committee will be taken. The Chief Financial Officer will attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chairman.

22. The Committee will meet with the external auditor at least once per year (in connection with the preparation of the year-end financial statements) and at such other-times as the external auditor and the Committee consider appropriate.

23. Agendas, approved by the Committee Chairman, will be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

24. The Committee may invite such officers, directors and employees of the Corporation as it sees fit from time, to time to attend at meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

25. Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

26. The Committee may retain persons having special expertise and may obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

27. Any members of the Committee may be removed or replaced at any time by the Board and will cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy exists on the Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, following appointment as a member of the Committee, each member will hold such office until the Committee is reconstituted.

28. Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chairman of the Board by the Committee Chairman.