Form 20-F
period 2014-12-31
CHELSEA OIL & GAS LTD.
filed 2015-05-01
CIK 1061288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2014

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-29832

CHELSEA OIL AND GAS LTD.
(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

127, 10th Ave NW
Calgary, Alberta, Canada, T2M 0B4
(Address of principal executive offices)

Jesse Meidl, Director
T: (403) 457-1959
F: (403) 457-1933
127, 10th Ave NW
Calgary, Alberta, Canada, T2M 0B4

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Common Shares, no par value

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

64,056,876 Common Shares, no par value as of December 31, 2014

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
Yes [ X]     No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [  ]     No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[ ]	U.S. GAAP	[X]	International Financial Reporting Standards
			as issued by the International Accounting	[ ]	Other
Standards Board

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [  ]     Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [  ]     No [X]

-i-

TABLE OF CONTENTS
(continued)

-ii-

TABLE OF CONTENTS
(continued)

-iii-

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2014.

Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms “Chelsea”, “we”, “us” “our” and the “Company” refer to Chelsea Oil and Gas Ltd. All dollar amounts contained in this Form 20-F are expressed in U.S. dollars and references to “dollars”, “$”, “US$” or “USD” are to U.S. dollars, and all references to “A$” or “AUD” are to Australian dollars and “C$” are to Canadian dollars. In addition, unless the context suggests otherwise, references to:

•	“ABCA” means the Business Corporations Act (Alberta), as amended or re-enacted, including the regulations promulgated thereunder;

•	“ACOR” means Australian-Canadian Oil Royalties Ltd., a predecessor of Chelsea;

•	“AIF” means the Annual Information Form including the appendices hereto filed by Chelsea for the year ended December 31, 2014 pursuant to Canadian National Instrument (“NI”) 51- 105;

•	“AGM” means the Annual General Meeting of the Corporation held on January 13, 2013;

•	“Arrangement” means the plan of arrangement under the provisions of Section 288 of the BCBA between Chelsea and ITME on the terms and conditions set forth in the Arrangement Agreement;

•	“Arrangement Agreement” means the arrangement agreement dated May 28, 2013 between ITME and Chelsea in respect of the Arrangement;

•

“ATP” means Authority to Prospect, an ATP is a concession granted by the State of Queensland, Australia, which entitles its holders to an exclusive right to explore for oil and natural gas in Queensland in the particular area covered by the ATP. Each ATP has an initial term of four years. The area covered by an ATP is reduced by relinquishment of approximately one-fourth of the area at the start of the third year of its effectiveness and an additional one-fourth of the original area at the start of the fourth year of its effectiveness. The area to be relinquished is chosen by the holder of the ATP. An ATP will require some kind of geological and/or geophysical operations, such as new seismic or seismic interpretation, drilling or other operations during the term of the tenure. The amount of work to be performed depends upon the expenditures required for each specific year of the tenure. Holders are only required to expend those amounts as set out in the original concession document. Applications for renewal may be filed at the time of expiration of an ATP;

•	“ATP 582” means Authority to Prospect number 582, issued pursuant to section 84 of the Petroleum and Gas (Production and Safety) Act 2004;

•	“BCBCA” means the Business Corporations Act (British Columbia), as amended or re- enacted, including the regulations promulgated thereunder;

•	“BCSC” has the meaning ascribed under Directors and Senior Management; Cease Trade Orders in this Form 20-F;

•	“Board of Directors” means the board of directors of Chelsea, as constituted from time to time, and where the context requires, includes any duly constituted committee thereof;

•	“Bowen Basin” means a foreland basin in eastern Queensland of Early Permian to Middle Triassic age sediments. It occupies about 160,000km2, the southern half of which is covered by the Surat Basin;

•	“Brokered Private Placement” means the proposed brokered private placement of Common Shares and convertible common equity led by RiverRock;

•	“Central” means Central Petroleum Ltd.;

•	“CFI” means Carbon Farming Initiative;

•	“Chapman” means Chapman Petroleum Engineering Ltd., engaged by Chelsea to complete a NI 51-101 reserve report on the Louise gas field on PL 40 in the Surat Basin;

•

“COGE Handbook” means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time;

•	“Common Shares” or “Chelsea Common Shares” means the common shares in the capital of the Corporation;

•	“Computershare” means Computershare Trust Company of Canada, the registrar and transfer agent for the Common Shares;

•	“Cooper Basin” means the sedimentary geological basin of Triassic age covering 130,000 km2 in the north east part of South Australia and in the south west part of Queensland;

•	“Corporation” or “Chelsea” means Chelsea Oil and Gas Ltd., including where the context requires, its predecessors;

•	“CSG” has the meaning ascribed under Industry Overview; Availability of Services in this Form 20-F;

•

“DPIIP” means Discovered Petroleum Initially In Place, the quantity of petroleum which is estimated, on a given date, to be contained in known accumulations, plus those quantities already produced therefrom. If the hydrocarbon is oil, it may be referred to as OOIP and if the hydrocarbon is gas, it may be referred to as OGIP;

•	“EA” means Environmental Authority;

•	“Earning Obligations” has the meaning ascribed under Information of the Company; Three Year History and Development of Chelsea in this Form 20-F;

•	“Farm-Out” has the meaning ascribed under Information of the Company; Three Year History and Development of Chelsea in this Form 20-F;

•	“Farm-Out Interest” has the meaning ascribed under Property, Plant and Equipment in this Form 20-F;

•

“Georgina Basin” means the intracratonic sedimentary basin in central and northern Australia, lying within the Northern Territory and within Queensland and “South Georgina Basin” means the southerly portion of the Georgina Basin;

•	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standard Board;

•	“ITME” means International TME Resources Inc.;

•	“Heritage Act” has the meaning ascribed under Industry Overview; Aboriginal Heritage in this Form 20-F;

•	“FIRB” has the meaning ascribed under Industry Overview; Foreign Acquisitions in Australia in this Form 20-F;

•	“FIRB Approval” has the meaning ascribed under Industry Overview; Acquiring Shares in this Form 20-F;

•	“MI 51-105” has the meaning ascribed under Operating and Financial Review and Prospects in this Form 20-F;

•

“Native Title” means agreements signed pursuant to the Native Title Act 1993 which recognizes that the indigenous people of Australia continue to hold rights and interests in relation to certain lands and water;

•	“Native Title Act” means the Native Title Act 1933 (Cwth), as amended;

•

“NGL” means Natural Gas Liquids, those hydrocarbon components that can be recovered from natural gas as liquids, including but not limited to ethane, propane, butanes, pentanes plus condensate, and small quantities of non-hydrocarbons;

•	“NI 51-101” means Canadian National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

•	“NI 52-110” has the meaning ascribed under Audit Committee in this Form 20-F;

•

“Non-Brokered Private Placement” means the private placement of 5,473,385 subscription receipts of the Corporation issued at a price of $0.35 per subscription receipt which closed in January, 2012, and which subscription receipts were converted into 5,473,385 Common Shares on February 29, 2012;

•	“Options” means stock options to purchase Common Shares issued pursuant to the Corporation’s stock option plan;

•

“Overriding Royalty” or “ORRI” means Overriding Royalty Interest, an interest assigned out of the lessee’s leasehold or Working Interest. The amounts payable from Overriding Royalty Interests are payments calculated as a percentage of either Gross Production or the gross revenues of the Working Interest (based on the wellhead price) from a concession or lease, usually free and clear of all exploration, drilling and development and production costs, except for any applicable taxes and federal levies. In calculating the wellhead price, pipeline and trucking costs have already been deducted from the refinery price. The overriding royalties discussed herein are generally expressed as a percent of the Gross Production;

•	“OTCQB” has the meaning ascribed under The Offer and Listing; Pricing History in this Form 20-F;

•	“Petroleum Act” means the Petroleum Act 1923 (QLD);

•

“PEL” means Petroleum Exploration License, an exclusive oil and gas Exploration Permit issued by the South Australian Department of Primary Industries and Resource in the State of South Australia, Australia. The initial term of the tenure is for a five (5) year period;

•

“PL” means Petroleum Lease, a lease granted by the State of Queensland, Australia under the Petroleum Act and includes any variation, renewal, permit, license or other interest issued in substitution thereof and any other petroleum tenure or rights to explore for or produce Petroleum Substances;

•	“PRRT” has the meaning ascribed under Industry Overview; Land Tenure and Royalties in this Form 20-F;

•	“PVIL” has the meaning ascribed under Directors and Senior Management; Bankruptcies in this Form 20-F;

•	“RiverRock” means RiverRock Securities Limited, a UK broker and advisor having its principal place of business at 3rd Floor, Grosvenor Gardens, London SW1W 0DH, United Kingdom;

•	“Ryder Scott” means Ryder Scott Company, engaged by Chelsea to complete a NI 51-101 resource report on ATP 582 in the Georgina Basin;

•	“Santos” means Santos Ltd. an Australian oil company;

•	“Simpson Basin” means the intracratonic early to middle Triassic basin occupying 100,000km2 of northern South Australia, south east Northern Territory and south west Queensland;

•	“Sproule” means Sproule International Limited, engaged by Chelsea to complete a NI 51-101 reserve report on PL 18 and 280 oil fields in the Surat Basin;

•	“Statoil” means Statoil ASA;

•	“Surat Basin” means the intracratonic early Jurassic to Cretaceous basin occupying 300,000km2 of central southern Queensland and central northern New South Wales;

•

“Surat-Bowen Basin” means the combination of Permian and Triassic age sediments of the deeper Bowen Basin, overlain by the Jurassic and Cretaceous strata of the Surat Basin. Because intervals of both sequences are prospective and have produced in close or even over-lying proximity, Operators tend to use the two names inter-changeably;

•	“Section 31 Deed” means the right to negotiate deed of agreement regarding the addition of excluded land into an ATP under Section 31(1)(b) of the Native Title Act 1993 (Cth);

•	“Total” means Total S.A;

•	“Terra Nova” means Terra Nova Energy Ltd., operator of PEL 112 and PEL 444;

•	“US GAAP” means United States Generally Accepted Accounting Principles;

•	“Warrant” means one Common Share purchase warrant of the Corporation; and

•

“Working Interest” or “WI” means all or a fractional part of the ownership rights granted by a concession or lease. The owner of a Working Interest or a part thereof pays all costs of exploration and is entitled to the Gross Production, less royalties retained by the grantor or lessor, and less Overriding Royalty Interests or other non-operating interests created or assigned from the Working Interest. The owner of a Working Interest may incur operating expenses in excess of income.

FORWARD-LOOKING STATEMENTS

Statements made in this Form 20-F that are not historical or current facts are “forward looking statements” made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the “Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate,” or “continue,” or the negative thereof. We intend that such forward-looking statements be subject to the safe harbors for such statements. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Any forward-looking statements represent management’s best judgment as to what may occur in the future. However, forward-looking statements are subject to risks, uncertainties and important factors beyond our control that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events. See Item 3.D “Risk Factors” for additional information relating to our risk factors.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3. A	SELECTED FINANCIAL DATA

The following table presents financial data for Chelsea as of and for the periods indicated:

	As of December 31,
	2014	2013	2012	2011	2010
	IFRS	IFRS	IFRS	USGAAP	USGAAP
Total assets	$12,305,046	$10,605,110	$11,073,620	$1,227,350	$988,302
Current liabilities	$4,310,779	$4,418,783	$3,667,974	$343,564	-
Shareholders’ equity	$7,603,365	$9,010,936	$6,937,162	$883,786	$771,091
Weighted-average shares outstanding	56,027,645	56,027,645	43,670,542	21,096,182	19,722,491

	For the Year Ended December 31,
	2014	2013	2012	2011	2010
	IFRS	IFRS	IFRS	USGAAP	USGAAP
Revenue	$361,394	$98,805	$79,325	$28,551	$77,652
Net loss for the year	$335,221	$1,005,632	$382,955	$262,283	$147,311
Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)

3. B	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3. C	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3. D	RISK FACTORS

Overview

You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. If any of the following risks actually occur, our business, financial condition and results of operations and the value of our shareholders’ common shares would likely suffer.

The Company’s primary business consists of the exploration and, if successful, the development of oil and gas properties. There are a number of inherent risks associated with the exploration, development and production of oil and gas reserves, many of these risks are beyond the control of the Company.

Success in the junior oil and gas sector is measured by a company’s ability to raise funds and the ability to secure properties of merit. Not all of these factors are within management’s control. The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, oil and gas prices and perceptions as to which way the market is headed. The ability to secure properties of merit is in large part dependent on management’s contacts and the vitality of the sector.

The risks and uncertainties below are not the only issues facing Chelsea. Additional risks and uncertainties not presently known to Chelsea or that Chelsea currently considers immaterial may also impair the business and operations of Chelsea and cause the price of the Chelsea Common Shares to decline.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Chelsea depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. The future value of Chelsea is therefore dependent on the success of Chelsea’s activities, which are principally directed toward the exploration, appraisal and development of its properties in Australia. Exploration, appraisal and development of oil and natural gas properties is highly speculative and involves a significant degree of risk. Without the continual addition of new reserves, any existing reserves that Chelsea may discover or acquire at any particular time and the production therefrom will decline over time as such existing reserves are exploited. Any discovery of or future increase in Chelsea’s reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Chelsea will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Chelsea may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomical. There is no assurance that commercial quantities of oil and natural gas will be discovered or acquired by Chelsea.

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

Additional Funding Requirements

Chelsea will have limited financial resources and limited cash flow from operations, and therefore will likely require additional financing in order to carry out its oil and natural gas exploration, acquisition and development activities. There can be no assurance that additional funding will be available, or available under terms favourable to Chelsea. Failure to obtain such financing on a timely basis could cause Chelsea to have limited ability to expend the capital necessary to undertake or complete future drilling programs, forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Chelsea. Moreover, future activities may require Chelsea to alter its capitalization significantly. Financing by issuing additional securities from the Chelsea’s treasury may result in a change of control of Chelsea and dilution to holders of Chelsea Shares.

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

Commodity Prices

Chelsea’s future revenue, profitability, growth and the carrying value of its oil and natural gas properties will be substantially dependent on prevailing prices of oil and natural gas. Chelsea’s ability to borrow and to obtain additional capital on attractive terms will also be substantially dependent upon oil and natural gas prices. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond the control of Chelsea. These factors include economic conditions in Australia and elsewhere in the world, the actions of the Organization of the Petroleum Exporting Countries (“OPEC”), governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and natural gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and natural gas could have an adverse effect in the future on Chelsea’s carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations, as applicable. There can be no assurance that recent commodity prices will be sustained if and when Chelsea commences production or over the life of the Chelsea’s operations. There is risk that commodity prices may decline in the future, although it is not possible to predict the time or extent of such decline.

Early Stage of Development, Limited Operating and Earnings History

Chelsea’s business plan requires significant expenditure, particularly capital expenditure, in its oil and gas exploration phase. Any future profitability from Chelsea’s business will be dependent upon the successful exploration and development of its petroleum properties, and there can be no assurance that Chelsea will achieve profitability in the future. Revenues may not occur for some time, if at all. The timing and extent of these is variable and uncertain and accordingly Chelsea is unable to predict when, if at all, profitability will be achieved.

Ability to Execute Exploration and Development Program

It may not always be possible for Chelsea to execute its exploration and development strategies in the manner in which Chelsea considers optimal. Chelsea’s exploration and development programs in onshore Australia involve the need to obtain approvals from the relevant authorities, which may require conditions to be satisfied or the exercise of discretion by the relevant authorities. It may not be possible for such conditions to be satisfied.

Operational Experience

The management and directors of Chelsea have significant international experience in the oil and gas industry; however, given the fact that the team was constituted recently, the team has, as a group, limited direct experience operating in onshore Australia, aside from its consultants and advisors.

Assessments of Value of Acquisitions

Acquisitions of oil and natural gas issuers and oil and natural gas assets are typically based on engineering and economic assessments made by independent engineers and Chelsea’s own assessments. These assessments will include a series of assumptions regarding such factors as recoverability and marketability of oil and natural gas, future prices of oil and natural gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond Chelsea’s control. In particular, the prices of, and markets for, oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that Chelsea may use for its year-end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by Chelsea. Any such instance may offset the return on and value of the securities of Chelsea.

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

Cash Outflow Used In Operations

The inability of Chelsea to generate positive operating cash inflow in the future could have a material adverse impact on Chelsea’s business, financial condition, results of operations and prospects.

Project Risks

Chelsea will manage a variety of projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over runs could make a project uneconomic. Chelsea’s ability to execute projects and market oil and natural gas depends upon numerous factors beyond Chelsea’s control, including:

•	the effects of inclement weather;

•	the availability of drilling and related equipment;

•	unexpected cost increases;

•	accidental events;

•	currency fluctuations;

•	changes in regulations;

•	the availability and productivity of skilled labour; and

•	the regulation of the oil and natural gas industry by various levels of government and

•	governmental agencies.

Because of these factors, Chelsea could be unable to execute projects on time, on budget or at all.

Access to Infrastructure

Chelsea’s ability to market production from any potential oil and natural gas discoveries may depend on its ability to secure transportation. Chelsea may also be affected by deliverability uncertainties related to the proximity of its potential production to pipelines and processing facilities and operational problems affecting such pipelines and facilities.

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

Expiration of Permits, Applications and Authorities

Chelsea’s properties are and will continue to be held in the form of permits, applications, authorities and Working Interests in permits, applications and authorities. If Chelsea or the holder of the permits, applications and authorities fails to meet the specific requirement of the permits, applications or authorities (including any requirements as to their renewal where renewal is available), the permits, applications or authorities may terminate or expire. There can be no assurance that the obligations required to maintain each of the permits, applications and authorities will be met. The termination or expiration of Chelsea’s permits, applications and authorities or the Working Interests relating to the permits, applications and authorities could have a material adverse effect on Chelsea’s business, financial condition, results of operations and prospects.

Operational Dependence

In the future other companies may operate some of the assets in which Chelsea has an interest. As a result, Chelsea may have limited ability to exercise influence over the operation of such assets or their associated costs, which could have a material adverse effect on Chelsea’s business, financial condition, results of operations and prospects. Therefore, Chelsea’s return on the assets operated by others will depend upon a number of factors that may be outside of Chelsea’s control, including the timing and amount of capital expenditures, the operator’s expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Markets and Marketing

The marketability and price of oil and natural gas that may be discovered or acquired by Chelsea will be affected by numerous factors beyond its control. Chelsea’s ability to market oil and natural gas in the future, may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets including availability of processing and refining facilities and transportation infrastructure, including access to facilities, pipelines and pipeline capacity and economic tariff rates over which Chelsea may have limited or no control. Chelsea may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational and maintenance problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Any delay or failure to acquire access to, or improper operation or maintenance of, such pipelines and facilities could have a material adverse effect on Chelsea’s business, financial condition, results of operations and prospects.

Competition

Oil and gas exploration is intensely competitive in all phases and involves a high degree of risk. Chelsea competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties.

Chelsea’s competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of Chelsea. Currently Chelsea is insulated from competition on the lands which it currently holds due to the nature of the proprietary exploration rights granted by the governing bodies under the various licenses and permits, however Chelsea may face competition on surrounding lands if it seeks to increase its land position to acquire other prospective properties. Chelsea may also face competition from competitors on lands which it currently holds a license or permit for in the event that, as a condition of the license or permit, it is required to partially relinquish certain of the lands. In this circumstance, if Chelsea elects to re-apply for such permits or licenses, there are no assurances that Chelsea will be successful. Chelsea’s ability to add reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

Reliance on Key Personnel

Chelsea’s success will depend in large measure on the performance of its management and other key personnel. The loss of the services of any of such persons could have a material adverse affect on the Chelsea’s business, financial condition, results of operations and prospects. Chelsea does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Chelsea are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Chelsea will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Chelsea.

Estimate of Resources

The Corporation’s historical resource estimates, available in the Corporation’s disclosure documents filed on SEDAR and on EDGAR, have been classified as undiscovered petroleum initially in place and prospective resources. Any such resource estimates are estimates only. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Readers are cautioned that the volumes presented are estimates only and should not be construed as being exact quantities. Chelsea’s proposed drilling and seismic program must be considered as a high risk exploration play.

Estimate of Fair Market Value

There are numerous uncertainties inherent in an estimate of fair market value including many factors beyond the Corporation’s control. The valuations herein represent estimates only. In general, estimates are based upon a number of variable factors and assumptions, such as engineering and geophysical information pertaining to hydrocarbon potential, current material contracts of the Corporation, production history of competitors on similar land positions, access to lands, availability, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies, and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and are only attempts to define the degree of speculation involved.

Third Party Credit Risk

Chelsea is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Chelsea, such failures could have a material adverse effect on Chelsea’s business, financial condition, results of operations and prospects.

Management of Growth

Chelsea may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Chelsea to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Chelsea to deal with this growth could have a material adverse effect on Chelsea’s business, financial condition, results of operations and prospects.

Market Price of the Corporation’ s Securities

The trading price of securities of oil and natural gas companies is subject to substantial volatility, and such trading prices have been particularly volatile in recent months. This volatility is often based on factors both related and unrelated to the financial performance or prospects of the companies involved. The market price of the Common Shares could be subject to significant fluctuations in response to variations in Chelsea’s operating results, financial condition, liquidity and other internal factors. Factors that could affect the market price of the Common Shares that are unrelated to Chelsea’s performance include domestic and global commodity prices and market perceptions of the attractiveness of particular industries. The price at which the Common Shares will trade cannot be accurately predicted.

Insurance

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, Chelsea is not fully insured against all of these risks, nor are all such risks insurable. Prior to drilling, Chelsea will obtain insurance in accordance with industry standards to address certain of these risks. However, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not be insurable in all circumstances or, in certain circumstances, Chelsea may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any such uninsured liabilities would reduce the funds available to Chelsea. The occurrence of a significant event that Chelsea is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Chelsea’s business, financial condition, results of operations and prospects.

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

Issuance of Debt

From time to time, Chelsea may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Chelsea’s debt levels above industry standards. Depending on future exploration and development plans, Chelsea may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Chelsea’s articles nor its by-laws limit the amount of indebtedness that Chelsea may incur. The level of Chelsea’s indebtedness from time to time could impair Chelsea’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. If Chelsea becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, lenders may foreclose on or sell Chelsea’s properties.

Currency

Many of the operational, capital and other expenses incurred by Chelsea are paid in Australian dollars or US dollars. If Chelsea achieves commercial production, the revenue from its products will likely be denominated in US dollars or Australian dollars. The assets and liabilities of Chelsea are recorded in Canadian dollars. As a result, fluctuations in the Australian dollars or the US dollars against the Canadian dollar could result in unanticipated and material fluctuations in the financial results of Chelsea. Chelsea does not currently use derivative instruments to hedge exposure to foreign exchange risks.

Dilution

Chelsea may make future acquisitions or enter into financing or other transactions involving the issuance of securities of Chelsea which may be dilutive to existing securityholders.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. Chelsea’s operations require licenses and permits from various governmental authorities. There can be no assurance that Chelsea will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of its projects.

In Australia, while government policies and regulations in relation to exploration, production and marketing are similar in many respects, they ultimately vary between different states and between different governing bodies. Chelsea’s activities will require compliance with various laws, both state and those of the Commonwealth of Australia, relating to, among other things, the protection of the environment, Aboriginal cultural heritage, native title rights, the protection of workers and the public. Changes in government, government policies and legislation could have a material adverse effect on Chelsea’s business, financial condition, results of operations and prospects.

In particular, in order to pursue its exploration programs in Australia, Chelsea may require approval from government and non-government bodies to facilitate access to any blocks and tenements in which it has an interest. Any tenements residing within reserves, including national parks and conservation reserves, which are subject to state and Commonwealth legislation could be subject to a change in legislation that could have a material adverse effect on Chelsea’s business, financial condition, results of operations and prospects. In addition, any tenements residing in areas which are subject to government policies regarding national defence or of any other particular national interest to Australia may be subject to access requirements that could result in a material adverse effect on Chelsea if they are particularly onerous to Chelsea.

Chelsea’s licenses, permits and authorizations will be subject to applications for renewal in accordance with their terms. Where a licensee has not complied with the conditions to which an exploration permit is subject, or any directions given by the relevant Minister and the Minister is not satisfied that special circumstances exist that justify the granting of the renewal of the permit, the Minister may refuse to grant a renewal of a permit. Where a Minister is satisfied that a commercially exploitable accumulation of petroleum may occur in an exploration permit area, the Minister may require the licensee to apply for a production license or risk losing the exploration permit. A Minister may also refuse to grant a production license, or may grant a production license subject to such conditions as the Minister sees fit but which are unfavourable or particularly onerous to Chelsea. If a permit is not renewed or a production license is not granted or granted subject to unfavourable conditions, Chelsea may suffer significant damage through loss of the opportunity to develop and discover that tenement and this could have an adverse effect on Chelsea’s business plan.

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

No assurance can be given that environmental laws will not result in a curtailment of future production (if any) or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation’s financial condition, results of operations or prospects.

Changes in Legislation

The return on an investment in securities of Chelsea is subject to changes in Canadian and Australian tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects Chelsea or the holding and disposing of the securities of Chelsea. Legislation, regulations and policies continue to be introduced by government and government agencies concerning the security of industrial facilities, including oil and natural gas facilities. Chelsea’s operations may be subject to such laws and regulations. Presently, it is not possible to accurately estimate the costs Chelsea could incur to comply with any such laws or regulations, but such expenditures could be substantial.

Income Taxes

Chelsea, and all of its subsidiaries will file all required income tax returns and believes that it will be in full compliance with the provisions of the Income Tax Act (Canada), United States taxation laws and Australian taxation laws and all other applicable tax legislation. However, such returns are subject to reassessment by applicable taxation authorities. In the event of a successful reassessment of Chelsea, or its subsidiaries, as the case may be, whether by re- characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable. In Australia, Chelsea Oil Australia pty will file any annual income tax returns required pursuant to the Australian taxation laws. It will be assessed while in exploration and production phases of its operation. While in exploration it will be assessed as having no or negative income and will be able to retain a credit towards future income in the event that it has an income from production in the future. In other words, losses for the Australian subsidiaries will be able to be set-off against future profits. The Corporation’s subsidiaries will still be required to file annual income tax returns.

Climate Change

Australia is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so called “greenhouse gases”. Subsequently, representatives from approximately 170 countries met in Copenhagen, Denmark to attempt to negotiate a successor to the Kyoto Protocol. The result of such meeting was the Copenhagen Accord, a non-binding political consensus rather than a binding international treaty such as the Kyoto Protocol.

Chelsea’s exploration and production facilities and other operations and activities emit greenhouse gases and Chelsea may therefore be required to comply with various laws under the jurisdiction in which its activities are being carried out. For example, for its Australian activities, it will be required to report its greenhouse gas emissions to the Australian government where those emissions exceed the thresholds prescribed under the National Greenhouse and Energy Reporting Act 2007 (Cwth). In addition, the Australian Energy Efficiency Opportunities Act 2006 (Cwth) requires persons using more than certain amounts of energy per year to identify and implement opportunities for energy efficiency and to publicly report the results of those measures. Additionally, the Australian government also is proposing to set a national greenhouse emissions cap and introduce an associated national greenhouse emissions trading scheme from 2011. Under such a scheme, companies may face potentially significant costs to pay for the greenhouse emissions associated with their operations and activities, as well as face significant increases in energy costs generally.

The direct or indirect costs of these laws and regulations could have a material adverse effect on Chelsea’s business, financial condition, results of operations and prospects. The future implementation or modification of greenhouse gases regulations, whether to meet the limits required by the Kyoto Protocol, the Copenhagen Accord or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of Chelsea. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact on Chelsea and its operations and financial condition.

Geo-Political Risks

The marketability and price of oil and natural gas that may be acquired or discovered by Chelsea is and will continue to be affected by political events throughout the world that cause disruptions in the supply of oil. Conflicts, or conversely peaceful developments, arising in the Middle East, and other areas of the world, have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and therefore result in a reduction of Chelsea’s net production revenue (if any).

In addition, Chelsea’s properties and facilities could be subject to a terrorist attack. If any of Chelsea’s properties, wells or facilities are the subject of terrorist attack it could have a material adverse effect on Chelsea’s business, financial condition, results of operations and prospects. Chelsea will not have insurance to protect against the risk from terrorism.

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

Alternatives to and Changing Demand for Hydrocarbon Products

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. The Corporation cannot predict the impact of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows and therefore on the dividends declared on the Common Shares.

Forward-looking Information May Prove Inaccurate

Numerous statements containing forward-looking information are found in this Form 20-F, documents incorporated by reference herein and other documents forming part of the Corporation’s public disclosure record. Such statements and information are subject to risks and uncertainties and involve certain assumptions, some, but not all, of which are discussed elsewhere in this document. The occurrence or non-occurrence, as the case may be, of any of the events described in such risks could cause actual results to differ materially from those expressed in the forward-looking information.

Government Approval for Share Acquisitions

There are circumstances in which the acquisition of shares by a foreign person or corporation in a foreign corporation which has an Australian subsidiary (such as Chelsea) may activate the Australian Treasurer’s powers and, in order to avoid an adverse order by the Australian Treasurer, require the foreign person or company to provide prior notification of the proposed acquisition and seek a statement of no objections in respect of that proposal. In such case, the associated risks include the Australian Treasurer objecting to the acquisition, the Australian Treasurer imposing conditions on a statement of no objection which are onerous, prohibitive or uncommercial, having regard to the individual circumstances of the foreign person or company and the time period for assessing the acquisition being extended and unduly delaying the foreign person’s or company’s ability to purchase the shares.

Aboriginal Heritage

The procedures and regulatory powers set forth in applicable laws relating to the protection of Aboriginal cultural heritage in Australia may delay, limit or prevent oil and gas exploration activities in Australia. Such procedures and powers, to the extent they affect Chelsea, could have an adverse effect on Chelsea’s business, financial condition, results of operations and prospects.

Other Risks

Chelsea also faces a number of risk factors that are outside of its control, generally, including, without limitation, terrorist activities, natural disasters, general economic and other conditions.

ITEM 4.	INFORMATION ON THE COMPANY

4.A	THREE YEAR HISTORY AND DEVELOPMENT OF CHELSEA

Business Development

ACOR was incorporated April 28, 1997 in British Columbia, Canada. On October 1, 2013, ACOR amalgamated with International TME Resources Inc. and was renamed “Chelsea Oil and Gas Ltd.” and continued into the province of Alberta, Canada. The address of the Company’s head office is 127, 10th Ave NW, Calgary, AB Canada.

The Company’s business plan is the exploration and development of the Company’s working interest properties in Australia. The Company also holds and acquires and sells overriding royalty interests in Australia. Current primary income sources are royalties earned on overriding royalty interests held by the Company.

Our website address is www.chelseaoilandgas.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this Form 20-F.

The Company has continued to be active with its Working Interest and Overriding Royalty interests held in Australia. The business of Chelsea during 2014 was to work on its existing Working Interest projects as well as study the oil and gas exploration acreage available in Australia in basins that demonstrate a high probability of success with the maximum rate of return for dollars invested. For additional information on our working and overriding royalty interests, see Item 4.D “Property, Plant and Equipment”.

Three Year History

2012

On January 24, 2012, the Corporation announced it completed the first closing of its Non-Brokered Private Placement, raising gross proceeds of approximately $1.8 million.

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

On May 18, 2012, the Corporation completed a definitive farm-out agreement with Terra Nova on the exploration of its Australian Cooper Basin holdings (the “Farm-Out”). The Farm-Out, which was made effective May 11, 2012, sets out terms by which Terra Nova could earn a 55% Working Interest in PEL 112 and PEL 444 (the “Farm-Out Interest”) concessions by funding seismic acquisition and a 6 well drilling program on the properties. To earn the Farm-Out Interest, Terra Nova was required to fund exploration and development expenditures (the “Earning Obligations”) totalling at least A$13.7 million.

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

On October 1, 2013, Chelsea completed the acquisition of ITME. The acquisition was completed through the Arrangement, whereby Chelsea acquired all of the issued and outstanding common shares of ITME. The Arrangement was a “significant acquisition” under Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations, and Chelsea has filed a business acquisition report on Form 51-102F4 in respect of the Arrangement. In connection with the closing of the Arrangement, the Corporation changed its name to “Chelsea Oil and Gas Ltd.”, moved its corporate and registered head office from Cisco, Texas to Calgary, Alberta, and reconstituted its Board of Directors and executive management team. Toby Pierce, Stewart Gibson and Yves Merer were elected by shareholders to join the Board of Directors of the Corporation, along with Jesse Meidl and William H. Petrie, Sr. Under the terms of the Arrangement, ITME shareholders received 0.5431 of a Common Share in exchange for one ITME common share. Chelsea issued a total of 13,976,542 Common Shares to former ITME shareholders. Upon completion of the transaction, the Corporation received a new OTCQB ticker symbol: COGLF.

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

2014

On June 16, 2014, the Corporation announced that it had received a two-year extension for ATP 582 from the Queensland government. In addition, the government deferred the mandatory relinquishment requirements while retaining the available extension provisions.

On October 30, 2014, the Corporation announced that it sold its non-operated working interests and associated overriding royalty interests in PEL 112 and 444 in the Cooper Basin, South Australia to an arm’s length private company for nominal consideration. Following the sale of PEL 112 and PEL 444, all of the Corporation’s working interest properties are located in the state of Queensland.

Current Business Operations

The Corporation is continuing to work with RiverRock to complete the Brokered Private Placement which is expected to enable the Corporation to fund its operations for 2015 and 2016. There is no certainty that the Brokered Private Placement will be completed.

For further information on each of the Company’s interests, see Item 4.D “Property, Plant and Equipment”.

Proposed Future Business Operations

The Company’s strategy is three fold: 1) to seek Overriding Royalty Interests in oil and gas concessions within sedimentary basins in Australia, 2) to explore and develop the oil and gas concessions in Queensland, Australia in which it holds a Working Interest and 3) to seek other Working Interests in oil and gas concessions within other sedimentary basins of Australia to promote oil and gas exploration through seismic programs and drilling operations.

During 2015, the Company intends to secure additional financing to undertake seismic activities on its assets in Queensland. The Company’s ability to explore other oil and gas opportunities is dependent on adequate capital resources being available and equity being obtained, and/or finding partners to fund the exploration and drilling programs on the areas in which the Company holds Working Interests.

For further information on each of the Company’s interests, see Item 4.D “Property, Plant and Equipment”.

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

Foreign Taxes and United States Tax Credits

As a result of its Overriding Royalty Interests attributable to properties outside the United States, the Company is subject to the imposition of taxes by foreign governments upon the Company’s income derived from such foreign jurisdictions. These taxes are of various types, with differing tax rates, and are subject to change. Generally, the Company’s income from a foreign jurisdiction will be taxed in the same manner as that for other companies operating in the jurisdiction, but discriminatory taxation by a particular jurisdiction may occur. The current non-resident corporate income tax rate in Australia, for Overriding Royalty Interests, is 30%.

As a Canadian corporation, the Company is liable for income taxes under the laws of Canada. Under Canadian law the Company’s Australian-source income is subject to a 25% tax (on Canadian income). We believe the 30% Australian tax should be a partial credit toward the payment of the 25% Canadian tax under double taxation treaties between the countries.

The Company is taxable in the U.S. on U.S. source income. Because there has been neither U.S. source net income nor any income effectively connected with a U.S. trade or business, there have been no U.S. taxes incurred to date.

Governmental Regulation

Oil and gas operations are subject to federal, state and local laws and regulations governing waste, environmental quality, pollution control, conservation and other measures regarding environmental and ecological matters. It is impossible to predict the impact of environmental legislation and regulations on the Company’s operations and earnings in the future.

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

Foreign Currency

Due to the nature of the Company’s activities in Australia, portions of the Company’s operating capital may at times be held in various foreign currencies. This subjects the Company to the risk of currency fluctuations and changes in rates of conversion for different currencies. The Company does not engage or expect to engage in any hedging or other transactions, which are intended to manage risks relating to foreign currency fluctuations. Additionally, revenues generated in foreign countries in which the Company has or may acquire interests may be subject to governmental regulations, which restrict the free convertibility of such funds, and all remittances of funds out of these countries might require the approval of the applicable government’s exchange control agency. Presently, the Company experiences no difficulties with the free convertibility of funds from Australia. In the Company’s opinion, the foreign exchange control laws currently in effect in Australia, do not unreasonably delay the remittance of funds generated in Australia to the United States and Canada. The exchange rate on April 30, 2015 was $0.80109 Australian = $1.00 United States dollar and 0.83176 Canadian = $1.00 United States dollar

Regulation of Oil and Natural Gas Production

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

The Company’s principal activities are the exploration, development and production of oil, natural gas, and natural gas liquids in Australia. In addition, the Company has acquired and sold ORRI’s on production in Australia. The Company previously held ORRI on natural gas production in the United States, however it has not received any material revenues from these ORRI’s since 2009.

For the past three years, all of the Company’s revenues were earned from ORRI’s on Australian oil, natural gas and natural gas liquids production.

The Company has WI operations and ORRI interests in the States of Queensland, South Australia and Victoria in Australia, and is subject to the laws and regulations of both the States and the federal laws of Australia, where applicable.

The Company has ORRI’s in Texas and Kentucky, however it has not earned any revenues on these interests in several years. The Company is subject to applicable State and federal laws of the United States.

4.C	ORGANIZATIONAL STRUCTURE

Significant Subsidiaries

     The following table sets forth each of our significant subsidiaries, the jurisdiction of organization and the percentage ownership held by us:

	Jurisdiction of	Percentage
	Organization	Ownership

Cooper-Eromanga Oil Inc.	Texas, USA	100%

Chelsea Oil Australia Pty Ltd.	Queensland, Australia	100%

1629518 Alberta Ltd.	Alberta, Canada	100%

Cooper Basin Oil & Gas Inc.	Texas, USA	20%

Organizational Charts

The chart below presents a summary of our ownership and organizational structure. Each subsidiary companies Country or State of domicile is represented in parenthesis, and the ownership of each subsidiary is represented as a percentage.

Chelsea is the parent and holding company for each of its wholly-owned subsidiaries and minority interest in Cooper Basin Oil and Gas Inc. Chelsea also directly holds all of the Corporation’s ORRIs and held the Working Interests in PEL 112 and 444 which were sold on October 29, 2014.

Cooper-Eromanga Oil Inc. holds ATP 582 as its sole asset.

Chelsea Oil Australia Pty Ltd. holds the Surat Basin Petroleum Leases: PL 18, PL 40 and PL 280.

Cooper Basin Oil and Gas Inc. has no assets and is not currently active. Chelsea has a 20% minority interest in this company.

1629518 Alberta Ltd. has no assets and is not currently active.

4.D	PROPERTY, PLANT AND EQUIPMENT

The Company’s principal office is located at 127, 10th Ave NW, Calgary, Alberta, Canada, T2M 0B4.

The Company holds Working Interests and ORRI’s in Queensland, Victoria and South Australia. See Item 4.D “Property, Plant and Equipment – Working Interest Holdings”, Item 4.D “Property, Plant and Equipment – Producing Overriding Royalty Interests” and Item 4.D “Property, Plant and Equipment – Non-Producing Overriding Royalty Interests” below for an itemised listing of the Company’s interests and associated geographic region. Chelsea is an Australian focused exploration, development and production company with approximately 5.2 million net Working Interest acres of land onshore Australia. The Corporation has a portfolio of assets, as follows:

•	Surat-Bowen Basin: Six existing oil discoveries and one gas pool with independently evaluated reserves.

•

Georgina and Simpson Basins: multi-billion barrel potential in two emerging unconventional resource plays in which three super-majors have committed to invest up to A$545 million in the next 3 years on immediately offsetting lands.

•

Overriding Royalty Interests: In addition to its Working Interest lands, the Corporation also holds an ORRI in more than approximately 9.9 million gross acres (60,000 net acres) in both onshore and offshore basins in Australia.

During 2014 and 2013, the Company received revenues from six of its ORRIs: PEL 111, PEL 115, ATP 267, ATP 299, ATP 560, and VIC/P54. For further information, see Item 5. “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operation”.

WORKING INTEREST HOLDINGS

License	Basin	Operator	Gross Acres	WI	Net WI Acres
PL 18	Surat	Chelsea Oil(1)	46,482	100%	46,482
PL 40	Surat	Chelsea Oil(1)	18,744	100%	18,744
PL 280	Surat	Chelsea Oil(1)	23,308	50%	11,654
ATP 582	Georgina / Simpson	Cooper-Eromanga Oil(1)	5,022,000	100%	5,022,000
PEL 100	Cooper / Eromanga	Cooper Energy	73,143	1.00%	731
Total			5,183,677		5,099,611

Note:
1. Wholly owned subsidiary of Chelsea Oil and Gas

PRODUCING OVERRIDING ROYALTY INTERESTS

License	Basin	Operator	Gross Acres	ORR Interest	Net Royalty Acres
VIC P54	Gippsland	Nexus Energy	155,676	0.05%	78
PEL 111(1)	Cooper	Senex Energy	290,101	0.60%	1,741
PEL 115	Cooper	Senex Energy	65,730	0.175%	115
ATP 267	Cooper	Santos	220,800	0.17%	379
ATP 299	Cooper	Santos	441,600	0.06%	254
ATP 560	Cooper	First Source	625,600	0.25%	1,564
Total			1,799,507		4,131

Note:
1. 1.0% Working Interest only in the Cleansweep field in addition to the ORRI held.

NON-PRODUCING OVERRIDING ROYALTY INTERESTS

License	Basin	Operator	Gross Acres	ORR Interest	Net Royalty Acres
PEL 88	Cooper	Senex Energy	816,436	0.30%	4,899
PEL 424	Cooper	Senex Energy	1,516,733	0.10%	1,517
PEL 444	Cooper	Terra Nova	582,674	0.67%	3,886
ATP 544	Cooper	Australia Pete	901,600	0.81%	7,285
ATP 550	Cooper	Discovery Geo	276,000	0.25%	690
ATP 582	Georgina	Cooper-Eromanga Oil(1)	5,022,000	0.67%	33,698
ATP 616	Cooper	Sundance Resources	147,200	3.33%	4,907
ATP 636	Cooper	Santos	640,000	0.50%	3,200
Total			9,319,969		56,195

Note:
1. Wholly-owned subsidiary of Chelsea.

TOTAL OVERRIDING ROYALTY INTERESTS

	Gross Acres	Avg. ORR Interest	Net Royalty Acres
Producing Overriding Royalty Interests	1,799,507	0.22%	4,131
Non-Producing Overriding Royalty interests	9,319,969	0.60%	56,195
Total Overriding Royalty Interests	11,119,476	0.55%	60,326

ASSET SUMMARY

Surat-Bowen Basin

The Surat-Bowen Basin is a combination of Permian and Triassic age sediments of the deeper Bowen Basin, overlain by the Jurassic and Cretaceous strata of the Surat Basin. Because intervals of both sequences are prospective and have produced in close or even over-lying proximity, operators tend to use the two names inter-changeably.

The Bowen Basin of eastern Queensland is a foreland basin of Early Permian to Middle Triassic age sediments. It occupies about 60,000km2, the southern half of which is covered by the Surat Basin. It has a maximum sediment thickness of about 10,000 metres concentrated in two north-trending depocentres, the Taroom Trough to the east and the Denison Trough to the north-west. Deposition in the basin commenced during an Early Permian extensional phase, with fluvial and lacustrine sediments and volcanics being deposited in a series of half-grabens in the east while in the west a thick succession of coals and nonmarine clastics were deposited. Following rifting, there was a thermal subsidence phase extending from the mid Early to Late Permian, during which a basin-wide transgression allowed deposition of deltaic and shallow marine, predominantly clastic sediments as well as extensive coal measures. Foreland loading of the basin spread from east to west during the Late Permian, resulting in accelerated subsidence, which allowed the deposition of a very thick succession of Late Permian marine and fluvial clastics, again with coal and Early to Middle Triassic fluvial and lacustrine clastics. Sedimentation in the basin was terminated by a Middle to Late Triassic contractional event.

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

Chelsea holds a 100% Working Interest in PL 18 and PL 40 as well as a 50% Working Interest in PL 280. The Corporation is in the process of completing the transfer of the EA for PL 280. A portion of proceeds from the sale of PEL 112 and PEL 444 has been held as restricted cash, in the form of a bank guarantee in favour of the Queensland government. Following the posting of the bank guarantee, the Corporation has made application with the Queensland government to complete the transfer of PL 18, PL 40 and PL 280 to Chelsea.

The Corporation’s Surat-Bowen Basin oil assets comprise six existing oil pools with 14 million barrels of light, high quality (51°), high mobility DPIIP, of which, to date, only 6%, or 770,000 barrels has been recovered. As the oil is 51°, it exhibits high mobility. There is no certainty that it will be commercially viable to produce any portion of the resources. To date, exploration has been directed at finding and drilling structural “highs”, usually the first phase of exploration before more subtle stratigraphic prospects are tested. All production has been primary, meaning that no secondary enhancements such as pressure maintenance, water flooding, etc., have been implemented. Oil is produced to single well batteries and trucked about 30 kilometres to Fairymount where it enters the Santos pipeline carrying oil from the Cooper Basin to Brisbane. The last production from the area was from the Yellowbank Creek pool in 2010.

Given the low overall recovery to date (0.770 mmbo or 6% of DPIIP) under primary production methods, there is an opportunity for a relatively low risk redevelopment of the proven productive oil pools. The 9% gross recovery factor assessed by Sproule in the Possible case relating to Chelsea contemplates only infill drilling and projects recovery factors only as achieved to date. NI 51-101 regulations do not provide for allocation of proved reserves via water-flooding without a direct analog in close proximity. There are numerous water-flood projects in Western Canada, including some that recover as high as 40% OOIP; however there are currently no pressure maintenance schemes being implemented in any direct analog in close proximity to Chelsea’s Surat-Bowen Basin assets, and as a result no proved reserves have been allocated. Good reservoir qualities of porosity and permeability, together with the high quality and mobility of the oil suggest that reservoir response should be similar to those observed when similar procedures have been implemented in Western Canada.

On the PL 40 permit, also in the Surat-Bowen Basin, bypassed gas has been identified in three wells on Chelsea’s lands as evaluated by Chapman.

Georgina and Simpson Basins

The Georgina Basin is a large (ca. 330,000 km², 5.0mm acres) intracratonic sedimentary basin in central and northern Australia, lying mostly within the Northern Territory and partly within Queensland. It is named after the Georgina River which drains part of the basin. Deposition of locally up to ca. 4 km of marine and non-marine sedimentary rocks took place from the Neoproterozoic to the late Paleozoic (ca. 850-350 Ma). Along with other nearby sedimentary basins of similar age (Amadeus Basin, Officer Basin); the Georgina Basin is believed to have once been part of the hypothetical Centralian Superbasin that was fragmented during episodes of tectonic activity.

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

In the Georgina Basin, more specifically the Toko Syncline, three vertical wells have been drilled to basement and one other was abandoned before reaching total depth for mechanical reasons. This well did, however, encounter natural gas which flowed against a full column of drilling fluid at an estimated 200 Mcf per day. This well is important in that it confirms the presence of movable hydrocarbons in the basin. Each of the basement penetrations are on ATP 582 and serve to define the play model and the thermal maturity windows encountered within the Arthur Creek in the wells. These wells are Todd-1 (1991), Netting Fence-1 (1964), Mirrica-1 (1980), and Ethabuka-1 (1974), the well that encountered the gas flow but did not reach what is now the unconventional target. Based on these wells, fairways have been defined within the Toko Syncline as being prospective for oil, gas and liquids, and “dry” natural gas.

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

The Corporation has a 100% Working Interest in approximately five million net acres with multi-billion barrel potential. TOTAL, Statoil and Santos have committed in excess of A$545 million to drill, core and frac up to 12 wells in 2015 / 2016 on immediately offsetting lands. Independent geological reports indicate that the Corporation’s acreage is geologically equivalent if not superior to adjoining areas controlled by these super-majors. If the offsetting drilling is successful, the value of Chelsea’s acreage is anticipated to increase exponentially.

No reserves are attributed to ATP 582.

The prospective resource in place, if proved to be economically recoverable, would make Chelsea a major stakeholder in one of Australia’s largest gas resources. This resource is projected to be in high demand for Australia’s major LNG plants, which are experiencing short-falls in supply stock. Given the demand from the nearby Asian market, the longer term outlook is for continued strong prices.

Further, Chelsea enjoys a relatively low work commitment to maintain the key acreage position in the Arthur Creek fairway, and benefits from the “free exploration” that is currently being conducted by the above super-majors. A step-change in shareholder value could be achieved with minimal expenditure and dilution.

Cooper Basin

The intra-cratonic Cooper Basin represents a Late Carboniferous to Triassic depositional episode terminated at the end of the Middle Triassic with widespread compressional folding, regional uplift and erosion. It lies unconformably over early Palaeozoic sediments of the Warburton Basin and is overlain disconformably by the central Eromanga Basin.

Three major troughs (Patchawarra, Nappamerri and Tenappera) are separated by structural ridges (Gidgealpa–Merrimelia–Innamincka (GMI) and Murteree) associated with the reactivation of NW-directed thrust faults in the underlying Warburton Basin. The major tectonic episode separating the Cooper and Warburton basins is interpreted to be the Devonian–Carboniferous Alice Springs Orogeny. The three troughs contain up to 2,500 m of Permo-Carboniferous to Triassic sedimentary fill overlain by as much as 1,300 m of Jurassic to Tertiary cover.

The Cooper Basin contains the largest on shore petroleum and natural gas deposits in Australia (there are larger oil and gas deposits off shore). Oil was first discovered in the 1960’s, and now includes Australia’s largest onshore oil field, the Jackson oil field, discovered in 1981. Pipelines transport oil and gas to the major markets of Brisbane, Adelaide and Sydney. Overall about 1,800 petroleum wells have been drilled resulting in 160 gas fields and 75 oil fields in production containing about 630 producing gas wells and more than 340 producing oil wells.

With respect to Chelsea’s lands, the most recent exploration activity is focused on the so-called “Western Flank” of the Cooper Basin, where operators have been extending westward the productive trend beyond the edge of the Permo-Triassic strata and are making discoveries in the overlying Eromanga Basin sediments. These mainly structural prospects are small in area, necessitating extensive use of 3D seismic; however, they have historically been very prolific when found.

In May 2012, the Corporation and Holloman completed the Farm-Out. Under the Farm-Out, Terra Nova could earn up to a 55% Working Interest in Chelsea’s PEL 112 and PEL 444 concessions by funding seismic acquisition and a six well drilling program on the properties.

On October 30, 2014, the Corporation announced that it sold its non-operated working interests and associated overriding royalty interests in PEL 112 and 444 in the Cooper Basin, South Australia to an arm’s length private company for nominal consideration. Following the sale of PEL 112 and PEL 444, all of the Corporation’s working interest properties are located in the state of Queensland.

Overriding Royalty Interests

Chelsea has ORRIs over more than approximately 9.3 million gross acres (60,000 net acres) in the Cooper, Gippsland (Offshore) and Victoria (Offshore VIC P54) basins. These interests have generated small amounts of revenue for the Corporation.

Outlook

Along with a 3D seismic survey of the productive trend, Chelsea’s immediate plans call for conversion of Yellowbank Creek 1 to a water injection well, re-pressuring the reservoir at least partially, and re-establishing production from Yellowbank Creek 2 and 3. These wells were producing at an approximate 8% oil cut when shut-in, which should be able to be maintained at higher volumes upon re-pressuring and is in line with oil cuts experienced in western Canadian pools such as the Dina and Taber pools in Alberta, Canada.

Concurrent with this, the already permitted 3D program will further define the existing pools and possibly further develop additional drilling locations, as well as new pool prospects. This improved reservoir definition will also greatly aid in the design and implementation enhanced recovery through additional water-flood and horizontal drilling of the current pools.

Further, Chelsea believes that similar opportunities exist for further exploitation of mature pools within the basin generally, and has one or more in sight at present.

See also the information contained under Item 3.D “Risk Factors” and Item 5 “Operating and Financial Review and Prospects”.

4.E	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”) dated April 30, 2015 is a review of the results of operations and the liquidity and capital resources of Chelsea Oil and Gas Ltd. (“Chelsea” or the “Company”) for the years ended December 31, 2014, 2013 and 2012.

The audited consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

Certain information contained herein is forward-looking and based upon assumptions and anticipated results that are subject to risks, uncertainties and other factors. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected. For additional information, refer to “Forward Looking Statements”.

General Discussion

Georgina Basin

Recent industry activities in the Georgina Basin with potentially dramatic impact on Chelsea included the drilling last season by Central Petroleum Ltd. (“Central”) of the first two wells of up to five to be drilled under their joint venture with Total. Fracture stimulation and reservoir evaluation of these initial wells is reported to begin shortly. Results from this permit immediately adjacent to Chelsea’s ATP 582, and within the Toko Syncline, are expected to be reflective of the potential of Chelsea’s permit.

West of ATP 582, in a different geological setting, Statoil has recently terminated its drilling program to earn under a farm-in with Petrofrontier Ltd. This is not unexpected given Chelsea’s geological model of the region, and does not reflect on the potential of the Toko Syncline area of the Georgina Basin where Chelsea’s interests lie.

Surat-Bowen Basin

Chelsea’s lower risk exploitation and development assets in the Surat-Bowen Basin will be the focus of our efforts in the near future as we strive to build cashflow. Our technical team believes that while the Surat-Bowen basins are considered mature by Australian standards, much potential remains for not only secondary and enhanced recovery projects as typically applied in North America, but also for significant low risk exploration and development in areas and formations previously considered uneconomic.

Further, the fiscal regime for oil and, especially natural gas is very attractive to producers. Unlike North American where natural gas prices have fluctuated wildly the past decade, Australia and particularly Queensland has a long term demand for natural gas to supply its existing and planned LNG exports to Asia. This Asian demand and the under- performance of the coal seam gas sector has resulted in current prices of $8-$10 per GJ, projected to increase to $12 to $14 per GJ over the next three to five years.

As a result of technical work this past year, the value of our Louise PL 40 Probable Reserves have increased, reflecting the increased production rates shown to be achievable with fracture stimulation of comparable reservoirs.

The environment for oil is currently subdued due to world pricing but remains attractive longer term. The Surat-Bowen Basin produces very high quality oil that is priced according to Tapis, a Malaysian benchmark crude that trades at a significant premium to both WTI and Brent crude. Further pricing support comes from the fact that Australia is a significant net importer of crude oil. Plans for redevelopment of our light oil assets have been deferred in favour of furthering our natural gas opportunities, as gas markets in Australia remain highly attractive.

Cooper Basin

In the Cooper Basin, Chelsea divested its non-operated approximate 14% working interest in PEL’s 112 and 444 for a nominal cash consideration that has been deployed on its majority-owned Georgina and Surat-Bowen assets.

Funding and Capitalization

While the Company’s commitments are modest considering the scope and potential of its asset base, funding is required to advance the projects. To this end, Chelsea continues its financing process in what is and has been a difficult capital market for junior energy companies. While continuing to assemble an investor group, Chelsea has raised funds necessary to continue operations through a rationalization of certain minor assets including the Company’s non-operated interests in the Cooper Basin and deploying those funds to advance our primary high working interest assets. Response from the investment community continues to be very positive with regard to the Company’s assets and in spite of current challenging market conditions for small cap energy ventures, we have made significant progress and are optimistic that a significant financing can be secured in the near term, sufficient to meet our work obligations and advance our current Surat-Bowen projects to cash generating status. Particulars of any transaction will be released immediately in accordance with applicable securities laws.

Summary

Management and the Board continue to believe strongly in the quality of Chelsea’s asset base. Ongoing technical work continues to add value to existing assets and define new opportunities for growth. The pieces are in place and the catalysts exist to provide a step-change in shareholder value. The “free exploration” being carried out by Total in the Georgina Basin is the most significant of these, with the anticipated completion by Central / Total of the two wells drilled last season being the most near-term catalyst.

An additional catalyst is the potential to establish and grow early cash flow from the Surat-Bowen assets. While plans for a re-development of the Company’s light oil pools are deferred until pricing improves, at least one recompletion and one development well planned to evaluate the probable gas reserves on the Louise permit. Gas remains a very attractive commodity in Queensland as new LNG plants are coming onstream facing a shortage of supply from the intended source of coal seam gas. This supply issue is forecast to continue, boding well for upstream players who can find the gas to fill that shortage.

Primarily within the Cooper Basin, Chelsea holds numerous legacy overriding royalty interests (“ORRI”), generally small in size but covering extensive permit areas. These include a 0.175% ORR on the 2.9 Tcf Hornet discovery. A $500 million development of this discovery began in late 2014, and is forecast to generate up to one million dollars per year to Chelsea under full field development. In total, including offshore Gippsland Basin, Chelsea holds varying ORRI’s in more 9.3 million acres in addition to its net approximate 5 million acres of high working interest lands.

Overall Performance

ACOR was incorporated April 28, 1997 in British Columbia, Canada. On September 27, 2013 ACOR was continued into the province of Alberta. On October 1, 2013, ACOR amalgamated with ITME and was renamed “Chelsea Oil and Gas Ltd.”. The address of the Company’s head office is 127, 10th Ave NW, Calgary, AB Canada.

This MD&A and accompanying financial statements for the years ended December 31, 2014, 2013 and 2012 are prepared in accordance with IFRS as the Company is considered a Canadian Reporting Issuer. Chelsea reported under USGAAP and filed as a US Reporting Issuer until June 30, 2012, when the Company became a Foreign Private Issuer under applicable US Securities Laws.

With the completion of the Arrangement, the Company is a Canadian Reporting Issuer and will file its continuing disclosure obligations required under MI 51-105.

2014 Highlights

For the year ended December 31, 2014 the Company’s main operations were the advancement of the Company’s fundraising and continued technical development of the portfolio. The team has been evaluating the Company’s existing assets throughout 2014, and obtained updated reserve reports over a portion of the Company’s assets establishing near-term cashflow from the existing discoveries in the Surat Basin.

Results of Operations

Royalty Income

For the year ended December 31, 2014, the Company received $361,990 (2013 – $98,805, 2012 – $79,235) in freehold royalties from its ORRI both onshore and offshore Australia. The increase over the prior years is attributable to royalties received from new production, higher commodity pricing and the impact of the royalty revenue acquired from ITME.

General and administrative

For the year ended December 31, 2014, the Company incurred $331,934 (2013 – $152,963, 2012 – $396,848) in general and administrative (“G&A”) expenses. The increase over 2013 is attributable to increased professional and shareholder reporting costs in the current year. In 2012, G&A costs were attributable to professional costs associated with the acquisition of the Surat Basin assets.

Share-based compensation

For the year ended December 31, 2014, the Company incurred $nil (2013 – $194,075, 2012 – $nil) share-based compensation expense. 2013 share-based compensation is associated with the 5.0 million warrants issued in January 2013 to management, directors and consultants of the Company. No warrants or options were issued in 2014 or 2012.

Depletion

For the year ended December 31, 2014, the Company incurred $112,482 in depletion expense (2013 – $28,431, 2012 – $25,844). Depletion over the prior years is materially higher, reflecting the higher depletable base in the company following the acquisition of ITME and higher production following the new discoveries in the Cooper Basin during 2014.

Finance expense

For the year ended December 31, 2014, the Company incurred $259,976 in finance expense (2013 – $362,199, 2012 – $23,010). The decrease over 2013 is attributable to reduced interest on the shareholder loans as the Company repaid a portion of the loans during the year. At the time of the repayment, the Company also received interest relief of $31,494 from the lenders. The increase compared to 2012 is attributable to interest on the shareholder loans associated with the Company’s Surat Basin acquisition. The $3.0 million loan note did not accrue interest in 2012, the Company and debt holders amended the terms of the note in 2013 so that it accrued interest at 8% per annum, compounded quarterly.

Foreign exchange (gain) loss

For the year ended December 31, 2014 the Company experienced a foreign exchange gain of $20,002 (2013 – loss of $344,066, 2012 – gain of $1,244). The gain in the current year was realized on the Company’s accounts payable as both the Australian and Canadian dollars depreciated against the US dollar during the year. The loss in 2013 is attributable to foreign gain loss experienced on the translation of shareholder loans held by the Company’s wholly-owned subsidiaries.

Current income tax expense

For the year ended December 31, 2014, the Company incurred current income tax expenses of $12,821 (2013 – $22,703, 2012 – $17,822). Current income tax expense is derived from withholding taxes on the Company’s overriding and interest revenue received directly from Australian sources. The change over the prior years is commensurate with the change in revenue received from those sources over the same period.

Net loss

For the year ended December 31, 2014, the Company incurred a net loss of $335,221 (2013 – $1,005,632, 2012 – $382,955). The loss in 2014 was attributable to interest expenses and general and administrative costs. The higher loss in 2013 is attributable to share-based compensation, interest expenses and foreign exchange which were not experienced in 2012.

Foreign currency translation adjustment

Both of the Company’s wholly-owned subsidiaries operate exclusively in Australia, and utilize the Australian dollar as their functional currency. Assets and liabilities of the Company’s Australian operations are translated into US dollars at period end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in accumulated other comprehensive loss on the consolidated statements of financial position.

For the year ended December 31, 2014, the Company’s foreign currency translation adjustment was a loss of $1,072,350 (2013 – $697,679, 2012 – gain of $18,896). The adjustment in 2014 is attributable to the 15% decline in the Australian dollar compared to the US dollar over the year. The adjustment in 2013 is attributable to the 12% decline in the Australian dollar compared to the US dollar over the year. The Australian dollar was materially on par with the US dollar throughout 2012, with limited translation impact experienced during the period.

Liquidity and Capital Resources

At December 31, 2014, the Company had $463,546 (2013 – $94,998, 2012 – $72,120) in cash held in the Company’s bank accounts. The Company’s total accounts receivable as at December 31, 2014 was $35,852 (2013 – $91,301, 2012 – $331,010). The Company’s trade accounts payable and shareholder loans outstanding as at December 31, 2014 was $4.3 million (2013 – $4.4 million, 2012 – $3.7 million). The Company’s net working capital deficiency as at December 31, 2014 was $3.8 million (2013 – $4.2 million, 2012 – $3.2 million). Refer to Item 5 for additional disclosures.

The Company has several projects in development. These include the exploration of the Georgina Basin on ATP 582, the exploitation of the Surat-Bowen Basin oilfields, and the development of the Louise gas field. In aggregate, the Company’s work commitments for these projects is estimated at $19.0 million Australian dollars.

The Company has financed its operations to date through the issuance of common shares to founding directors and other shareholders. Refer to 2014 Summary herein and note 2 of the audited consolidated financial statements for the year ended December 31, 2014 for additional discussion of the Company’s liquidity and capital resources. The Company does not use any financial instruments for hedging purposes.

The following table outlines the timing of the Company’s debt and commitments:

Debt /	February	August	August	September	August
Commitment	2015	2020	2024	2029	2031	Total

US$
Shareholder loan	3,585,615	-	-	-	-	3,585,615
Total US$	3,585,615	-	-	-	-	3,585,615

A$
ATP 582	-	11,000,000	-	-	-	11,000,000
PL 18	-	-	5,000,000	-	-	5,000,000
PL 40	-	-	-	2,000,000	-	2,000,000
PL 280	-	-	-	-	1,000,000	1,000,000
Total A$	-	11,000,000	5,000,000	2,000,000	1,000,000	19,000,000

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

Material Commitments

The Company has material financial commitments on several of its working interest properties located in Australia. PL 18, PL40, PL 280 and ATP 582 have expenditure requirements that may exceed the Company’s Carried Working Interest in each of these concessions.

ATP 582, PL 18 and PL 40 are owned 100% by the Company, PL 280 is 50% owned by Chelsea. Expenditures on these concessions will require additional funding or securing a WI partner. See Item 5. “Operating and Financial Review and Prospects – Contractual Obligations” for additional information.

Purchase of Significant Equipment

The Company does not intend to purchase any significant equipment during the next 12 months.

Subsequent Events

Provision of bank guarantees

In April 2015, the Company provided A$440,000 in bank guarantees in favour of the Queensland Australia government, these guarantees will be returned to the Company when it satisfies reclamation obligations on its licenses. The bank guarantees are held as restricted cash with a Canadian Chartered Bank.

Shareholder loan extension

On February 28, 2015, the Company and shareholder agreed to extend the $3.0 million loan to February 28, 2016. The loan will continue to accrue interest at 8% per annum.

Warrant extension

On January 18, 2015, the Company extended the warrants issued in January 2013 for two years to January 18, 2017. All other terms remained the same.

Recent Accounting Pronouncements

In November 2009, the IASB published IFRS 9 “Financial Instruments”, which covers the classification and measurement of financial assets as part of its project to replace IAS 39 “Financial Instruments: Recognition and Measurement.” In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to a company’s own credit risk out of earnings and recognize the change in other comprehensive income. The effective date for IFRS 9 has been deferred to January 1, 2018. Early adoption will still be available and the standard is required to be applied retrospectively. The Company is currently evaluating the impact of adopting this new standard.

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IAS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2017 and early adoption is permitted. The Company is currently assessing the impact of the standard.

IAS 32, “Financial Instruments: Presentation”, which clarifies the requirements for offsetting financial assets and liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. There was no impact to the Company on adoption of this standard.

IFRIC 21 “Levies” provides guidance on accounting for levies in accordance with the requirements of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. There was no impact to the Company on adoption of this standard.

Dividend Policy

No dividends have ever been declared by the Board of Directors on our common stock. Our losses do not currently indicate the ability to pay any cash dividends, and the Company does not indicate the intention of paying cash dividends on our common stock in the foreseeable future.

Securities Authorized For Issuance Under Compensation Plans

Share options

The Company has a share option plan (“Option Plan”) whereby it can issue up to 10% of its common shares to directors, management and consultants at a price in the context of the market price of the shares, or such a price as determined by the directors. As at April 30, 2015, the Company has not issued any options pursuant to the Option Plan.

Warrants

On January 9, 2013, the Company issued 5.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period. On January 18, 2015, the Company extended the warrants for two years, expiring January 18, 2017. All other terms remained the same.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Overview

The Company's primary business consists of the exploration and, if successful, the development of oil and gas properties. There are a number of inherent risks associated with the exploration, development and production of oil and gas reserves, many of these risks are beyond the control of the Company.

Success in the junior oil and gas sector is measured by a Company’s ability to raise funds and the ability to secure properties of merit. Not all of these factors are within management’s control. The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, oil and gas prices and perceptions as to which way the market is headed. The ability to secure properties of merit is in large part dependent on management’s contacts and the vitality of the sector.

For a detailed discussion of the Company’s risk factors, refer to 3.D “Risk Factors”.

Business Risks and Risk Mitigation

There are a number of risks facing participants in the upstream oil and gas industry. Some of the risks are common to all businesses, while others are specific to the sector. The most important of these risks are set out below, together with the strategies Chelsea employs to mitigate and minimize these risks.

Inherent Industry Risks – Risks of Failing to Discover Economic Reserves Additions

The Company’s strategies include focusing on oil and gas prone selected areas in Australia, utilizing a team of highly qualified professionals with expertise and experience in these areas, expanding operations in core areas, continuously assessing new exploration opportunities to complement existing activities and striving for a balance between higher risk exploratory drilling, and lower risk development drilling.

Beyond exploration risk, there is the potential that the Company’s oil and natural gas reserves may not be economically produced at prevailing prices. Chelsea minimizes this risk by generating exploration prospects internally, targeting high quality projects and by attempting to operate the projects and the infrastructure used to access the sales markets.

Financial Commodity Price, Capital Expenditure Requirements, Liquidity and Environmental Risks

Commodity prices are driven by supply, demand and market conditions outside the Company’s influence and control. Chelsea manages this risk by constantly monitoring the forecasted price given by aggregators, banks, and third party engineering firms.

Chelsea manages capital expenditures by two separate tracking systems: a historical accounting system that records the actual costs and a perpetual forecasting model that is constantly updated based on real-time information. Chelsea’s capital investment process is based on risk analysis to ensure capital expenditures balance the objectives of immediate cash flow growth in development activities and future cash flow from the discovery of reserves through exploration.

It is likely that in the future, Chelsea will be required to raise additional capital through debt and equity financings in order to fully realize the Company’s strategic goals and business plans. Chelsea’s ability to raise additional capital will depend on a number of factors, such as general economic and market conditions that are beyond the Company’s control. If the Company is unable to obtain additional financing or to obtain it on favourable terms, Chelsea may be required to forego attractive business opportunities. However, as Chelsea strives to be the operator of virtually all of its operations at a high working interest position, the Company should be able to be flexible in the timing of operations to ensure a continued strong financial position. The Company is committed to maintaining a strong balance sheet combined with an adaptable capital expenditures program that can be adjusted to capitalize on or reflect acquisition opportunities or a tightening of liquidity sources if necessary.

The Company manages operational risks by employing skilled professionals utilizing leading-edge technology and conducting regular maintenance and training programs. Chelsea has updated its operational emergency response plan to address these operational issues. In addition, a comprehensive insurance program is maintained to mitigate risks and protect against significant losses where possible. Chelsea operates in accordance with all applicable environmental legislation and strives to maintain compliance with such regulations.

CONTRACTUAL OBLIGATIONS

The table below outlines our contractual obligations as at December 31, 2014 in millions of Australian dollars:

Minimum Work
	Current	Commitment
License	Phase Expiry	(A$ million)	License Term
PL 18	July 2015	AUD 5.0	August 2024
PL 40	September 2018	AUD 2.0	September 2029
PL 280	August 2015	AUD 1.0	August 2031
ATP 582	August 2016	AUD 11.0	August 2020
AUD 19.0

OFF-BALANCE SHEET ARRANGEMENTS

Chelsea does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Concurrent with the acquisition of the assets in the Surat Basin in Australia, on March 1, 2012 the Company agreed to pay certain vendors $3.0 million within 12 months and 8.57 million shares of the Company. The loan was non-interest bearing and was recorded at net present value of $2,770,084 and is secured by the Surat assets. At January 1, 2013 the net present value of the loan was $2,960,396. On March 25, 2013, the Company agreed to amend the terms of the loan so that interest would accrue at 8% per annum, with interest accruing from September 1, 2012. On February 28, 2015, the Company and shareholder agreed to extend the loan to February 28, 2016.

During 2011, the Company borrowed $243,500 from two stockholders to fund the deposit for one of its exploration concessions in Australia. In the third quarter of 2012, $109,250 plus accrued interest of $6,958 was repaid. In the third quarter of 2014, the Company paid $151,470, and the stockholders agreed to forgive the remaining $31,494 outstanding.

On January 9, 2013, the Company issued 5.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period. On January 18, 2015, the Company extended the warrants for two years, expiring January 18, 2017. All other terms remained the same.

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

Recoverability of asset carrying values

The recoverability of development and production asset carrying values are assessed at a cash generating unit (“CGU”) level. Determination of what constitutes a CGU is subject to management judgments. The asset composition of a CGU can directly impact the recoverability of the assets included therein. Judgments are required to assess when impairment indicators exist and impairment testing is required. The key estimates used in the determination of cash flows from oil and natural gas reserves include the following:

Reserves – Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated. The Company has obtained an independently evaluated reserves report in respect of certain of its assets which is complaint with the Canadian Securities Administrators National Instrument 51-101: Standards for Disclosure for Oil and Gas Activities.

Oil and natural gas prices – Forward price estimates are used in the cash flow model. Commodity prices can fluctuate for a variety of reasons including supply and demand fundamentals, inventory levels, exchanges rates, weather, and economic and geopolitical factors.

Discount rate – The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital. Changes in the general economic environment could result in significant changes to this estimate.

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

Share-based compensation

Compensation costs recognized for share based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as the Black-Scholes model which is based on significant assumptions such as volatility, dividend yield and expected term. Several compensation plans are also performance based and are subject to management’s judgment as to whether or not performance criteria will be met.

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

As at December 31, 2014, the Company’s financial instruments are cash, accounts receivable and accounts payable and accrued liabilities and shareholder loans. The carrying amounts reflected in the balance sheet are carrying amounts and approximate their fair values due to the short-term nature and negligible credit losses.

The Company does not use derivative instruments or hedges to manage risks because the Company’s exposure to credit risk and interest rate risk is insignificant.

ITEM 6.	DIRECTORS AND SENIOR MANAGEMENT

6.A	DIRECTORS AND SENIOR MANAGEMENT

The following table sets out the names and municipalities of residence of the directors and executive officers of the Corporation, their present position(s) and offices with the Corporation, their principal occupations during the last five years and their holdings of Common Shares as at the date hereof.

The term of office of the directors expires annually at the time of the Corporation’s annual shareholder meeting or when or until their successor is duly appointed or elected. The term of office of the Corporation’s executive officers expires at the discretion of the Corporation’s directors.

Name, Residence and Position	Principal Occupation For The Past Five Years	Director/Officer Since
William H. Petrie Sr.(3) Cochrane, Alberta Executive Chairman	Executive Chairman and a Director of Chelsea since March 1, 2012 and Director of Chelsea Oil Australia Pty since November 2011. Chief Executive Officer and Director of Birch Lake Energy Inc. since December 5, 2007.	March 1, 2012 (Director) October 1, 2013 (Executive Chairman)

Jesse D. Meidl(1) Calgary, Alberta Chief Executive Officer	Chief Executive Officer of Chelsea since January 2014, Vice President, Finance and Chief Financial Officer of Caithness Petroleum Limited April 2010. Investment Banker with Westwind Partners and Thomas Weisel Partners International from June 2007.	March 1, 2012 (Director) January 30, 2014 (Chief Executive Officer)

William H. Petrie, Jr. Calgary, Alberta Chief Exploration Officer	Chief Exploration Officer, Former Vice-President Exploration for Windtalker Energy Corp., Former Technical Manager at ENVOI Ltd., UK based firm providing marketing and A&D services.	October 1, 2013

Yves Merer(1)(2) Dubai, UAE Independent Director	Chief Executive Officer and Director of Caithness Petroleum Limited from August 2011 – December 2013. Prior thereto, consultant from June 2010 – July 2011 in respect of the Middle East and North Africa. Country Chairman of Royal Dutch Shell plc companies in Iran.	October 1, 2013

Stewart Gibson(2)(3) Montrose, Scotland Independent Director	Director and advisor of Sterling Resources Ltd. from May 2010- May 2013. Prior thereto, Managing Director, Chief Operating Officer, President and Chief Executive Officer of Sterling Resources Ltd. from 1999 to May 2010	October 1, 2013

Toby Pierce(1)(2)(3) London, UK Independent Director	Chairman and Director of Crest Petroleum Corp. since May 2012. Prior thereto Partner and Senior Oil Equity analyst with GMP Securities LP and Tristone Capital Global Inc. in London, England	October 1, 2013

Notes:

1.	Member of the Audit Committee.
2.	Member of the Corporate Governance and Compensation Committee.
3.	Member of the Reserves Committee.

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

A cease trade order was issued by the British Columbia Securities Commission (“BCSC”) under Section 164 of the Securities Act (British Columbia) against ITME on February 18, 1999 for failure to file certain continuous disclosure documents. Upon completion of the Arrangement, such cease trade order applies in the province of British Columbia to Chelsea. Chelsea has submitted an application to the BCSC to lift such cease trade order. No determination has been made by the BCSC in respect of such application, and there is no certainty that Chelsea’s application will be accepted, or if accepted, on terms that are favorable to Chelsea. Chelsea has filed a business acquisition report in respect of the Arrangement.

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

Stewart Gibson resigned from the board of Petro Ventures International Limited (“PVIL”) in March 2013. PVIL is incorporated in Australia and on 13 September 2013, Administrators, Scott Langdon & Cliff Rocke of Korda Mentha, were appointed by the PVIL board.

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

6.	B COMPENSATION

The remuneration of directors and other key management personnel during the years ended December 31, 2013 and 2012 was as follows:

	2014	2013
Share-based compensation	$-	$254,938
Director compensation	-	12,500
	$-	$267,438

The remuneration of directors and key executives is determined by the Board of Directors having regard to the performance of individuals and market trends. During 2014 and 2013, the Company did not incur any salaries and no key management or Director received any salary or consulting fees.

During 2014, key Company personnel received performance warrants. The fair value of these warrants was estimated using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield.

6.	C BOARD PRACTICES

Each director holds office until the next annual general meeting of the Company unless his or her office is earlier vacated in accordance with the Articles of the Company (the “Articles”) or the ABCA.

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

The current members of the Audit Committee are Messrs. Pierce (Chairman), Merer and Meidl, all of whom are “financially literate” and each of Messrs. Pierce and Merer are considered to be “independent” under NI 52-110. Mr. Meidl is the Chief Executive Officer of the Corporation and is therefore not considered to be independent. The audit committee is responsible for selecting, evaluating and recommending the Company’s auditors to the Board of Directors for shareholder approval; evaluating the scope and general extent of the auditors’ review; overseeing the work of the auditors; recommending the auditors’ compensation to the Board of Directors; and assisting with the resolution of any disputes between management and the auditors regarding financial reporting. The audit committee is also responsible for reviewing the Company’s annual and interim financial statements and recommending their approval to the Board of Directors; reviewing the Company’s policies and procedures with respect to internal controls and financial reporting; and establishing procedures for dealing with complaints regarding accounting, internal controls or auditing matters.

6.	D EMPLOYEES

The Company does not have any full-time employees. The Company also engages consultants and professionals on an as needed basis.

6.	E SHARE OWNERSHIP

As of the date of this Form 20-F, the Corporation’s directors and executive officers, including the directors and officers of the Corporation’s subsidiaries, as a group beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 14,171,400 of the issued and outstanding Common Shares representing 22.1% of the outstanding Common Shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of the common stock of the Company as of April 30, 2015 by each of the Company’s officers and directors, each person who is known by the Company to own beneficially more than 5% of the outstanding common stock and all officers and directors of the Company as a group. The title of the class is common stock, no par value.

	# of Shares
	Beneficially	Percentage of
Name and Address of Stockholder	Owned	Class

Robert Kamon	5,012,717	7.72%
PO Box 1629
Cisco TX 76437
USA

Brisbane Petroleum Ltd.	4,668,319	7.32%
65 Burswood Road
Burswood WA 6100
Australia

	# of Shares
	Beneficially	Percentage of
Name and Address of Stockholder	Owned	Class

Ely Sakhai	3,801,571	5.93%
10 Windsor Drive
Old Westbury NY 11568
USA

Jesse Meidl	3,771,400	5.89%
127 – 10th Avenue NW
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

As of April 30, 2015, 31% shares of the Company’s outstanding common stock were held by 339 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of May 15, 2014, DTC was the holder of record of 16.1 million shares.

7.	B RELATED PARTY TRANSACTIONS

Shareholder loans

The Company’s shareholder loans are described in note 9 on the audited consolidated financial statements for the year ended December 31, 2014. The loans were negotiated between the Company and the shareholders on terms comparable to arms-length transactions of similar type. The fair value of the shareholder loans approximates their carrying value at December 31, 2014 and 2013.

For disclosure about common shares awarded to directors, see Item 5. “Operating and Financial Review and Prospects – Related Party Transactions” and Item 6.B “Compensation”.

7. C	INTEREST OF EXPERTS AND COUNSEL

No director, officer or employee of any of the experts referred to herein is or is expected to be elected, appointed or employed as a director, officer or employee of Chelsea or of any associate or affiliate of Chelsea.

ITEM 8.	FINANCIAL INFORMATION

8.A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see Item 18. “Financial Statements” for additional information required to be disclosed under this Item.

8. B	SIGNIFICANT CHANGES

Please see Item 3. “Key Information”, Item 4 “Information on the Company” and Item 5. “Operating and Financial Review and Prospects” for additional information.

ITEM 9.	THE OFFER AND LISTING

9.	A PRICING HISTORY

The principal trading market for the common equity securities of the Company is the National Association of Securities Dealers OTC Quotation Board (the “OTCQB”) quotation system under the symbol COGLF. These quotations reflect inter-dealer prices, without retail mark-up, mark- down or commissions, and may not represent actual transactions.

The following table summarizes the annual high and low market prices for the five most recent full financial years:

	US$
	High	Low
2014	0.30	0.04
2013	0.35	0.04
2012	0.10	0.35
2011	0.01	0.29
2010	0.02	0.22

The following table summarizes the quarterly high and low market prices for each full financial quarter over the two most recent full financial years:

	2014		2013
US$	High	Low	High	Low
1st Quarter	0.30	0.02	0.22	0.04
2nd Quarter	0.19	0.05	0.28	0.04
3rd Quarter	0.14	0.06	0.35	0.10
4th Quarter	0.10	0.04	0.31	0.10

The following table summarizes monthly high and low market prices for each of the most recent six months:

	US$
	High	Low
April 2015	0.09	0.4
March 2015	0.09	0.04
February 2015	0.10	0.04
January 2015	0.10	0.05
December 2014	0.10	0.04
November 2014	0.10	0.04

The approximate number of securities holders of record of the Company on April 30, 2015 was 390 of record, which does not include stockholders whose shares are held in street or nominee names. We have no outstanding stock options. There are 5.0 million shares outstanding pursuant to issued warrants, which become exercisable only if the price of our common shares exceeds $1.00 per share for 10 consecutive days. See Item 5. “Operating and Financial Review and Prospects – Warrants” for additional information.

9. B	PLAN OF DISTRIBUTION

Not applicable.

9. C	MARKET

Our common shares are listed on the OTCQB under the symbol COGLF.

9. D	SELLING SHAREHOLDERS

Not applicable.

9. E	DILUTION

Not applicable.

9. F	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A	SHARE CAPITAL

Not applicable.

10. B	ARTICLES OF AMALGAMATION

The Company is registered under the ABCA. The Articles do not contain any limitations on the Company’s objects or purposes.

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

Except under the Investment Canada Act (the “ICA”), there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or our organizational documents. The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA. The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days after implementation of the investment. It is intended that investments requiring only notification will proceed without intervention by government unless the investment is in a specific type of business related to the scope of the ICA. If an investment is reviewable under the ICA, an application for review in the prescribed form normally is required to be filed with Investment Canada before the investment is made and it cannot be implemented until completion of review and Investment Canada has determined that the investment is likely to be of net benefit to Canada. If the agency is not so satisfied, the investment cannot be implemented if not made, or if made, it must be unwound.

10. C	MATERIAL CONTRACTS

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

On November 17, 2011, 1629518 Alberta Ltd. (“Newco”), the Company and the registered and beneficial owners of all the issued and outstanding shares of Newco (the “Newco Securityholders”) entered into a share exchange agreement (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, the Company and the Newco Securityholders exchanged common shares on a one for one basis. The common shares of the Company that were issued pursuant to the Share Exchange Agreement were subject to an indefinite hold period in Canada. The Newco Securityholders were required to surrender the certificates representing their shares and, in return, were entitled to receive a certificate representing the Company's common shares. From the date of the Share Exchange Agreement until the date of closing, the Company had to use its commercially reasonable efforts to conduct its business in the ordinary course, as well as obtain all necessary regulatory approvals and financing.

On November 17, 2011, Brisbane Petroleum Ltd., Delbaere Associates Pty. Limited (both parties together, the “Vendor”), Chelsea Oil Australia Pty Ltd (the “Purchaser”) and the Company entered into a purchase and sale agreement (the “Purchase and Sale Agreement”). Pursuant to the Purchase and Sale Agreement, the Vendor sold and transferred certain assets to the Purchaser in exchange for the Company issuing a total of 8,571,429 of its common shares to the Vendor. In order to close the transaction certain conditions were to be met, including obtaining certain approvals and consents, passing of certain resolutions and the completing of financing.

10. D	EXCHANGE CONTROLS

There are currently no governmental laws, decrees, regulations or other legislation of Canada or the United States which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Canada or the United States holding our securities, except as otherwise described in this annual report on Form 20-F under Item 10.E “Taxation.”

10. E	TAXATION

As a result of its Overriding Royalty Interests attributable to properties outside the United States, the Company is subject to the imposition of taxes by foreign governments upon the Company’s income derived from such foreign jurisdictions. These taxes are of various types, with differing tax rates, and are subject to change. Generally, the Company’s income from a foreign jurisdiction will be taxed in the same manner as that for other companies operating in the jurisdiction, but discriminatory taxation by a particular jurisdiction may occur. The current non-resident corporate income tax rate in Australia, for Overriding Royalty Interests, is 30%.

As a Canadian corporation, the Company is liable for income taxes under the laws of Canada. Under Canadian law the Company’s Australian-source income is subject to a 25% tax (on Canadian income). We believe the 30% Australian tax should be a partial credit toward the payment of the 25% Canadian tax under double taxation treaties between the countries.

The Company is taxable in the U.S. on U.S. source income. Because there has been neither U.S. source net income nor any income effectively connected with a U.S. trade or business, there have been no U.S. taxes incurred to date.

10. F	DIVIDENDS AND PAYING AGENTS

Not applicable.

10. G	STATEMENT BY EXPERTS

Not applicable.

10. H	DOCUMENTS ON DISPLAY

Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Form 20-F, the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

We are subject to the information filing requirements of the Exchange Act, and accordingly are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers.

Moreover, as a foreign private issuer, we are not subject to the proxy solicitation or disclosure requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. Our SEC filings are available at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.

10. I	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK

See Item 5. “Operating and Financial Review and Prospects – Quantitative and Qualitative Disclosures About Market Risks.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In connection with the preparation of this Form 20-F, an evaluation was carried out by our management, with the participation of the Chief Executive Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of December 31, 2014. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer, to allow timely decisions regarding required disclosures.

Based on that evaluation, our management concluded that our disclosure controls and procedures were effective in reporting information required to be disclosed within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of our company is responsible for establishing and maintaining adequate internal control over financial reporting. Our company’s internal control over financial reporting is a process, under the supervision of the Chief Executive Officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with IFRS accounting principles. Internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that there was no material weakness in our internal controls over financial reporting, and accordingly, our controls are effective.

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

Report of Independent Registered Chartered Accountants

This Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm under confirming rules of the SEC adopted pursuant to the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2014, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERTS

16.A	AUDIT COMMITTEE FINANCIAL EXPERTS

The Audit Committee has been structured to comply with the requirements of Canadian National Instrument 52- 110 - Audit Committee (“NI 52-110”) as it relates to OTC reporting issuers. The Board has determined that the Audit Committee members have the appropriate level of financial understanding and industry specific knowledge to be able to perform the duties of the position and in particular are financially literate as defined in NI 52-110.

The Audit Committee periodically assesses the adequacy of procedures for the public disclosure of financial information and review, on behalf of the Board, and reports to the Board the results of its review and its recommendations regarding all material matters of a financial reporting and audit nature, including, but not limited to:

•	oversight of the nature and scope of the annual audit;
•	oversight of management’s reporting on internal accounting standards and practices; and
•	review of financial information, accounting systems and procedures, financial reporting and financial statements.

The primary objectives of the Audit Committee are as follows:

•	assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Corporation and related matters;
•	provide better communication between directors and external auditors;
•	enhance the external auditor’s independence;
•	increase the credibility and objectivity of financial reports; and
•	strengthen the role of the outside directors by facilitating in-depth discussions between directors on the Audit Committee, management and external auditors.

The Audit Committee ensures satisfactory procedures for (i) receipt, retention and treatment of complaints received by the Corporation regarding any accounting, internal accounting controls or auditing matters and (ii) the confidential anonymous submission of concerns by employees regarding questionable accounting or auditing matters. The Board is kept informed of the Audit Committee’s activities by a report delivered at each regular meeting of the Board of Directors.

The Audit Committee shall recommend the appointment and terms of engagement of the external auditor annually and reviews and evaluates the external auditor. The external auditor reports directly to the Audit Committee. In addition, the Audit Committee pre-approves non-audit services undertaken by the external auditor and on an annual basis, reviews and discusses with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors’ independence.

The Audit Committee has direct responsibility for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services, including the resolution of disagreements between the external auditor and management.

The Audit Committee meets at least once per financial quarter to fulfill its mandate. A copy of the Audit Committee Charter is attached as Appendix A to this Form 20-F.

Composition of the Audit Committee

The current members of the Audit Committee are Messrs. Pierce (Chairman), Merer and Meidl, all of whom are “financially literate” and each of Messrs. Pierce and Merer are considered to be “independent” under NI 52-110. Mr. Meidl is the Chief Executive Officer of the Corporation and is therefore not considered to be independent.

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

Yves Merer

A graduate of the School of Geology in Nancy, France, Mr. Merer holds a Masters in Petroleum Economics from the French Institute of Petroleum and began his career in the mining sector before joining Shell in 1979. After twelve years in operations and production roles in the North Sea and Brunei, Mr. Merer moved to London in 1992 and spent four years in a regional business governance role, managing Shell’s interests in French-speaking West Africa. In 1996 he was appointed General Manager of Salym Petroleum Development in Siberia. Mr. Merer then served as Chairman of Shell Syria, based in Damascus, before moving to Beijing for three years as President of Shell China Exploration and Production, in charge of a large portfolio of exploration, development and production assets, both onshore and offshore. In 2006, he moved to Tehran to take on his final role with Shell. As Iran Country Chairman, he was responsible for several joint ventures, large oil and gas projects and a number of important contracts.

Jesse Meidl

Mr. Meidl has over 18 years of experience in the oil and gas sector. He was previously Chief Financial Officer of a private international energy company, headquartered in London, England. Prior thereto, he was an investment banker in the International Oil & Gas group of Thomas Weisel Partners in London (now Stifel Nicolas). Mr. Meidl was previously the Chief Financial Officer for Arsenal Energy Inc., an international exploration company listed on the Toronto Stock Exchange, which held production assets in Canada and the USA and exploration assets in Egypt, Colombia and Uzbekistan. He qualified as a Chartered Accountant with KPMG in Calgary, where he specialized in oil and gas exploration and production and services. He also holds the ICAEW Corporate Finance qualification and a B. Comm. degree from the University of Saskatchewan (Canada).

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

16. B	CODE OF ETHICS

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

16. C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP was appointed as the Corporation’s auditor on March 31, 2014. Prior thereto, KWCO PC in Odessa, Texas in was the auditor of the Corporation from November 26, 2009. The following table provides information about the fees billed to the Corporation for professional services rendered by KWCO PC and KPMG LLP during the three prior fiscal years:

The table below summarizes the fees for professional services rendered by KWCO PC and KPMG LLP during the three prior fiscal years:

	2014	2013	2012
	KPMG	KWCO	KWCO
Audit Fees	$60,000	$65,000	$50,226
Audit-Related Fees	-	-	-
Tax Fees	-	-	-
All Other Fees	-	-	-
Total:	$60,000	$65,000	$50,226

Our audit committee pre-approves all audit and non-audit services provided to the Company.

16. D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

16. E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

We may from time-to-time, subject to applicable law, purchase our common shares for cancellation in the open market, provided that any necessary approval has been obtained.

In the year ended December 31, 2014, none of our common shares were repurchased and cancelled.

16.	F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

16. G	CORPORATE GOVERNANCE

Our corporate practices are not materially different from those required of domestic corporations under the NYSE listing standards.

16. H	MINE SAFETY DISCLOSURES

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2014, we did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See the list of financial statements on page F-1 which are filed as part of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

Number	Description

1.1	Certificate of Amalgamation of Chelsea Oil and Gas Ltd. dated October 1, 2013

1.2	Articles of Amalgamation of Chelsea Oil and Gas Ltd. dated October 1, 2013

4.1	Voting Agreement entered into as of February 29, 2012 by and among Australian-Canadian Oil Royalties, Ltd. and Jessie Meidl and William Petrie, Sr.

4.2

Share Exchange Agreement among Australian-Canadian Oil Royalties Ltd., 1629518 Alberta Ltd. and its individual security holders, incorporated by reference to Exhibit 10-1 to ACOR’s Current Report on Form 8K filed November 23, 2011

4.3

Purchase and Sale Agreement among Australian-Canadian Oil Royalties Ltd., Brisbane Petroleum Ltd., Delbaere Associates Pty. Limited and Chelsea Oil Australia Pty, Ltd., incorporated by reference to Exhibit 10-2 to ACOR’s Current Report on Form 8K filed November 23, 2011

8.1	Significant Subsidiaries (as defined in (210.1-02(w) of Regulation S-X) of Chelsea Oil & Gas Ltd. (incorporated by reference to Item 4 “Information on the Company”)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)

12.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 30, 2015

Chelsea Oil and Gas Ltd.

By:	/s/ Jesse Meidl
	Name:	Jesse Meidl
	Title:	Chief Executive Officer

APPENDIX A
AUDIT COMMITTEE CHARTER

Role and Obligations

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Chelsea Oil and Gas Ltd. (the “Corporation”) to which the Board has delegated its responsibility for the oversight of the nature and scope of the annual audit, the oversight of management’s reporting on internal accounting standards and practices, the review of financial information, accounting systems and procedures, financial reporting and financial statements and has charged the Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Audit Committee are as follows:

1.	assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Corporation and related matters;

2.	provide better communication between directors and external auditors;

3.	enhance the external auditor’s independence;

4.	increase the credibility and objectivity of financial reports; and

5.	strengthen the role of the outside directors by facilitating in depth discussions between directors on the Audit Committee, management and external auditors.

Membership of Committee

6.

The Committee will be comprised of at least three (3) directors of the Corporation, none of whom are members of management of the Corporation and all of whom are “independent” (as such term is used in National Instrument 52-110 - Audit Committees (“NI 52-110”) unless the Board determines that the exemption contained in NI 52-110 is available and determines to rely thereon.

7.	The Board of Directors may from time to time designate one of the members of the Committee to be the Chairman of the Committee (the “Committee Chairman”).

All of the members of the Committee must be “financially literate” (as defined in NI 52-110) unless the Board determines that an exemption under NI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of NI 52-110.

Mandate and Responsibilities Committee

It is the responsibility of the Committee to:

8.	Oversee the work of the external auditors, including the resolution of any disagreements between management and the external auditors regarding financial reporting.

9.	Satisfy itself on behalf of the Board with respect to Corporation’s internal control systems:

(a)	identifying, monitoring and mitigating business risks; and

(b)	ensuring compliance with legal, ethical and regulatory requirements.

10.

Review the annual and interim financial statements of the Corporation and related management’s discussion and analysis (“MD&A”) prior to their submission to the Board for approval. The process should include but not be limited to:

(a)	reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

(b)	reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;

(c)	reviewing accounting treatment of unusual or non-recurring transactions; (d)ascertaining compliance with covenants under loan agreements;

(d)	reviewing disclosure requirements for commitments and contingencies;

(e)	reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

(f)	reviewing unresolved differences between management and the external auditors; and

(g)	obtain explanations of significant variances with comparative reporting periods.

11.

Review the financial statements, prospectuses, MD&A, annual information forms (“AlF”) and all public disclosure containing unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation’s disclosure of all other financial information and will periodically assess the accuracy of those procedures.

12.	With respect to the appointment of external auditors by the Board:

(a)	recommend to the Board the external auditors to be nominated;

(b)	recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors will report directly to the Committee;

(c)	on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors’ independence;

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

13.

Review with external auditors (and internal auditor if one is appointed by the Corporation) their assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses. The Committee will also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

14.	Review risk management policies and procedures of the Corporation (i.e., hedging, litigation and insurance).

15.	Establish a procedure for:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

16.	Review and approve the Corporation’s hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of the Corporation.

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

Chelsea Oil and Gas Ltd.

Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012

Chelsea Oil and Gas Ltd.
Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012

KPMG LLP
205 – 5th Avenue SW	Telephone (403) 691-8000
Suite 3100, Bow Valley Square 2	Telefax (403) 691-8008
Calgary AB T2P 4B9	Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Chelsea Oil and Gas Ltd.

We have audited the accompanying consolidated financial statements of Chelsea Oil and Gas Ltd., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, the consolidated statements of comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

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

Auditors’ Responsibility

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Chelsea Oil and Gas Ltd. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that Chelsea Oil and Gas Ltd. has a working capital deficiency as at December 31, 2014 and has minimal sources of operating cash flow. The continued operation, exploration and development depend on the ability of the Company to obtain financing. These conditions, along with other matters as set forth in Note 2 in the consolidated financial statements, indicated the existence of a material uncertainty that casts significant doubt about Chelsea Oil and Gas Ltd.’s ability to continue as a going concern.

“KPMG”

Chartered Accountants
April 30, 2015

Calgary, Canada

Chelsea Oil and Gas Ltd.
Consolidated Statements of Financial Position
(US Dollars)

		December 31	December 31
As at	Notes	2014	2013

Current assets
Cash	7	$463,546	$94,998
Accounts receivable		35,852	91,301
Current assets		499,398	186,299

Restricted cash	7	195,411	219,304
Property, plant and equipment	9	1,012,242	1,149,724
Exploration and evaluation assets	10	10,597,995	12,289,692
Non-current assets		11,805,648	13,658,720

Assets		$12,305,046	$13,845,019

Liabilities
Current liabilities
Shareholder loans	8	$3,585,615	$3,483,436
Trade and other payables		725,164	935,347
Current liabilities		4,310,779	4,418,783

Decommissioning liabilities	11	390,902	415,300

Shareholders' equity
Common stock	12	14,056,459	14,056,459
Warrants	12	254,938	254,938
Contributed surplus		176,752	176,752
Accumulated deficit		(5,133,651)	(4,798,430)
Accumulated other comprehensive loss		(1,751,133)	(678,783)
Shareholders' equity		7,603,365	9,010,936

Shareholders' equity and liabilities		$12,305,046	$13,845,019

Going concern	2
Commitments	18
Subsequent events	7, 8, 12, 19

The notes are an integral part of these consolidated financial statements.

Apporoved on behalf of the Board of Directors:

/s/ Bill Petrie Sr	/s/ Jesse Meidl
William Petrie Sr	Jesse Meidl

Chelsea Oil and Gas Ltd.
Consolidated Statements of Comprehensive Loss
(US Dollars)

		December 31	December 31	December 31
For the years ended	Notes	2014	2013	2012

Revenues
Royalty income		$361,990	$98,805	$79,325
		361,990	98,805	79,325
Expenses
General and administrative		331,934	194,075	396,848
Share-based compensation	12	-	152,963	-
Depletion	9	112,482	28,431	25,844
Finance expense	13	259,976	362,199	23,010
Foreign exchange (gain) loss		(20,002)	344,066	(1,244)
		684,390	1,081,734	444,458

Net loss before tax		(322,400)	(982,929)	(365,133)
Current income tax expense	14	12,821	22,703	17,822
Deferred income tax expense	14	-	-	-
Net income loss		(335,221)	(1,005,632)	(382,955)

Foreign currency translation adjustment		1,072,350	697,679	(18,896)
Comprehensive loss		(1,407,571)	(1,703,311)	(364,059)

Net loss per share (basic and diluted)	16	$(0.01)	$(0.02)	$(0.01)

The notes are an integral part of these consolidated financial statements.

Chelsea Oil and Gas Ltd.
Consolidated Statements of Changes in Equity
(US Dollars)

		December 31	December 31	December 31
As at	Notes	2014	2013	2012

Share capital	12
Balance, beginning of year		$14,056,459	$10,534,312	$4,116,877
Issued to acquire ITME	9	-	3,494,453	-
Issued to acquire exploration and evaluation assets		-	15,194	4,791,805
Issued to former director		-	12,500	-
Private placement for cash		-	-	1,915,684
Share issue costs		-	-	(290,054)
Balance, end of year		14,056,459	14,056,459	10,534,312

Warrants	12
Balance, beginning of year		254,938	-	-
Issued		-	254,938	-
Balance, end of year		254,938	254,938	-

Contributed surplus	12
Balance, beginning and end of year		176,752	176,752	176,752

Accumulated other comprehensive income (loss)
Balance, beginning of year		(678,783)	18,896	-
Foreign currency translation adjustment		(1,072,350)	(697,679)	18,896
Balance, end of year		(1,751,133)	(678,783)	18,896

Accumulated deficit
Balance, beginning of year		(4,798,430)	(3,792,798)	(3,409,843)
Loss for the year		(335,221)	(1,005,632)	(382,955)
Balance, end of year		(5,133,651)	(4,798,430)	(3,792,798)

Total equity		$7,603,365	$9,010,936	$6,937,162

The notes are an integral part of these consolidated financial statements.

Chelsea Oil and Gas Ltd.
Consolidated Statements of Cash Flows
(US Dollars)

	December 31	December 31	December 31
For the years ended	2014	2013	2012

Operating activities
Net loss	$(335,221)	$(1,005,632)	$(382,955)

Items not affecting cash
Shares issued for services	-	12,500	25,844
Share-based compensation	-	152,963	-
Depletion	112,482	28,431	-
Interest on shareholder loans	285,143	328,352	-
Debt forgiveness	(31,494)	-	-
Accretion on shareholder loans	-	39,916	-
Accretion on decommissioning obligations	12,597	13,117	-
Unrealized foreign exchange (gain) loss	(20,002)	344,066	11,370
Operating cashflow before working capital movements	23,505	(86,287)	(345,741)
Change in non-cash working capital	(152,331)	134,269	170,651
	(128,826)	47,982	(175,090)
Financing activities
Decrease (Increase) in restricted cash	23,893	(7,738)	(3,975)
Issuance of shares	-	-	1,625,630
Repayment of shareholder loans and interest	(151,470)	-	(109,250)
	(127,577)	(7,738)	1,512,405
Investing activities
Sale of overriding royalty interest	25,000	308,096	-
Sale of exploration and evaluation assets	806,115	-	-
Net exploration and evaluation expenditure	(187,567)	(308,777)	(1,293,746)
	643,548	(681)	(1,293,746)

Increase in cash	387,145	39,562	43,569
Foreign exchange gain (loss) on cash denominated in a foreign currency	(18,597)	(16,684)	-
Cash, beginning of year	94,998	72,120	28,551
Cash, end of year	$463,546	$94,998	$72,120

Cash interest paid	$17,220	$6,864	$6,958
Cash interest received	$6,371	$7,530	-
Taxes paid	$12,821	$22,870	$17,822

The notes are an integral part of these consolidated financial statements.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

1.	Reporting entity:

Australian-Canadian Oil Royalties Ltd. was incorporated April 28, 1997 in British Columbia, Canada. On October 1, 2013, Australian-Canadian Oil Royalties Ltd. amalgamated with International TME Resources Inc. (note 9) and was renamed Chelsea Oil and Gas Ltd. (“Chelsea” or the “Company”). The address of the Company’s head office is 127, 10th Ave NW, Calgary, AB Canada.

The Company’s business plan is the exploration and development of the Company’s working interest properties in Australia. The Company also holds and acquires and sells overriding royalty interests in Australia. Current primary income sources are royalties earned on overriding royalty interests held by the Company.

2.	Going concern:

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s properties are principally in the exploration and development stage and, as a result, the Company has minimal sources of operating cash flow. The continued operations, exploration and development activities (including commitments in note 18) depend on the ability of the Company to obtain financing. At December 31, 2014, the Company has minimal sources of operating cash flow and an accumulated deficit of $5.1 million. At December 31, 2014 the Company has a working capital deficit of $3.8 million. These conditions cast significant doubt on the Company’s ability to continue as a going concern.

Additional funds will be required to explore and develop the Company’s properties and to place them into commercial production. The only source of future funds presently available to the Company is through the issuance of share capital, or by the sale of an interest in any of its working and royalty interests in whole or in part. The ability of the Company to arrange such financing or sale of an interest in the future will depend in part upon the prevailing market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company or at all. If additional financing is raised through the issuance of shares, control of the Company may change and shareholders may suffer dilution. If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests.

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

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

3.	Basis of preparation:

a)	Statement of compliance:

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards and interpretations (collectively referred to as “IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved by the Board of Directors on April 30, 2015.

b)	Basis of preparation:

The consolidated financial statements have been prepared on the historical cost basis. The Company’s accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

c)	Functional and presentation currency:

These consolidated financial statements are expressed in US dollars (“$” or “US$”), which is the Company’s functional currency. The Company’s wholly owned subsidiaries Cooper-Eromanga Oil Inc. and Chelsea Oil Australia Pty have a functional currency of Australian dollars (“A$” or “AUD”).

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

Recoverability of asset carrying values

The recoverability of oil and gas asset carrying values are assessed at a cash generating unit (“CGU”) level. Determination of what constitutes a CGU is subject to management judgments. The asset composition of a CGU can directly impact the recoverability of the assets included therein. The key estimates used in the determination of cash flows from oil and natural gas reserves include the following:

i)

Reserves – Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated. The Company has obtained an independently evaluated reserves report which is compliant with the Canadian Securities Administrators National Instrument 51-101: Standards for Disclosure for Oil and Gas Activities.

ii)

Oil and natural gas prices – Forward price estimates are used in the cash flow model. Commodity prices can fluctuate for a variety of reasons including supply and demand fundamentals, inventory levels, exchanges rates, weather, and economic and geopolitical factors.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

iii)

Discount rate – The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital. Changes in the general economic environment could result in significant changes to this estimate.

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

Share-based compensation

Compensation costs recognized for share based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as the Black-Scholes model which is based on significant assumptions such as volatility, dividend yield and expected term. Several compensation plans are also performance based and are subject to management’s judgment as to whether or not performance criteria will be met.

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
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

Transaction costs that are incurred in connection with a business combination, other than those costs associated with the issue of debt or equity securities, or recognized in profit or loss.

(ii)	Jointly owned operations and jointly owned assets:

The Company’s oil and natural gas activities involve jointly owned assets. The consolidated financial statements include the Company’s share of these jointly owned assets and a proportionate share of the relevant revenue and related costs.

(iii)	Transactions eliminated on consolidation:

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

b)	Foreign currency:

i)

Transactions in foreign currencies are generally translated to the entities functional currency at the average exchange rate for the period. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the period end exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are carried at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non- monetary assets held at historical cost are not retranslated subsequent to initial recognition. Foreign currency differences arising on translation are recognized in earnings in the period in which they arise.

ii)

Assets and liabilities of the Company’s Australian operations are translated into US dollars at period end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in accumulated other comprehensive income (“AOCI”).

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
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

Cash and cash equivalents:

Cash and cash equivalents are comprised of cash on hand, term deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less.

Financial assets at fair value through profit or loss:

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management or investment strategy. Upon initial recognition attributable transaction costs are recognized in profit or loss when incurred. Financial instruments are measured at fair value and changes therein are recognized in profit or loss.

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

Development and production (“D&P”) costs:

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

Expenditures on major maintenance, inspections or overhauls are capitalized when the item enhances the life or performance of an asset above its original standard. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-today servicing of property, plant and equipment are recognized in profit or loss as incurred. Where an asset or part of an asset that was separately depreciated is replaced and it is probable that future economic benefits associated with the item will flow to the Company, the expenditure is capitalized and the carrying amount of the replaced asset is derecognized.

General and administrative costs associated with property acquisition development activities are capitalized.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

Exploration and evaluation (“E&E”) expenditures:

Pre-licence costs are recognized in the statement of loss as incurred.

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

The assessment of technical feasibility and commercial viability is performed on an area level basis unless further sub-division is merited. Depending on the extent and complexity of the prospective play, many wells may need to be drilled and potentially significant E&E costs accumulated prior to obtaining enough information to make the determination of technical feasibility and commercial viability possible. E&E costs are not amortized prior to the conclusion of appraisal activities. At the completion of appraisal activities, if technical feasibility is demonstrated and commercial reserves are discovered, then, the carrying value of the relevant E&E asset will be reclassified as a D&P asset into the cash generating unit (“CGU”) to which it relates, but only after the carrying value of the relevant E&E asset has been assessed for impairment, and where appropriate, its carrying value adjusted. Typically, technical feasibility and commercial viability of extracting a mineral resource is considered to be demonstrable when proven or probable reserves are determined to exist. However, if the Company determines the area or portion thereof is not technically feasible and commercially viable, accumulated E&E costs are expensed.

(ii)	Depletion and depreciation:

The net carrying value of working interest development and production assets is depleted using the unit of production method by reference to the ratio of production in the year to the related proven and probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually. Natural gas reserves are converted to barrels of oil equivalent based on relative energy content of 6:1.

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

Office equipment 5 – 12 years
Fixtures and fittings 5 – 10 years
Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

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

Exploration and evaluation assets are tested for impairment when reclassified to D&P assets or whenever facts and circumstances indicate potential impairment. Exploration and evaluation assets are tested separately for impairment or grouped with the associated cash generating unit. An impairment loss is recognized for the amount by which the exploration and evaluation expenditure’s carrying amount exceeds its recoverable amount.

Values of D&P assets are reviewed for impairment when indicators of such impairment exist. If any indication of impairment exists an estimate of the asset’s recoverable amount is calculated. Assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets (the “cash generating unit” or “CGU”). The recoverable amount of an asset or CGU is the greater of its fair value less costs to sell and its value in use. Where the carrying amount of an asset group exceeds its recoverable amount, the asset group is considered impaired and is written down to its recoverable amount. An impairment loss is charged to the statement of loss.

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

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

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

g)	Share based payments:

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

h)	Provisions:

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

Decommissioning obligations:

The Company’s activities can give rise to dismantling, decommissioning and site disturbance remediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of expenditure required to settle the present obligation at the statement of financial position date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the asset retirement obligations are charged against the provision to the extent the provision was established.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

i)	Revenue:

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

j)	Finance income and expenses:

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

Finance income is recognized as it accrues in profit or loss, using the effective interest method.

k)	Per share amounts:

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

l)	Segment reporting:

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

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

m)	New standards not yet adopted:

In November 2009, the IASB published IFRS 9 “Financial Instruments”, which covers the classification and measurement of financial assets as part of its project to replace IAS 39 “Financial Instruments: Recognition and Measurement.” In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to a company’s own credit risk out of earnings and recognize the change in other comprehensive income. The effective date for IFRS 9 has been deferred to January 1, 2018. Early adoption is available and the standard is required to be applied retrospectively. The Company is currently evaluating the impact of adopting this new standard.

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IAS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2017 and early adoption is permitted. The Company is currently assessing the impact of the standard.

IAS 32, “Financial Instruments: Presentation”, which clarifies the requirements for offsetting financial assets and liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. There was no impact to the Company on adoption of this standard.

IFRIC 21 “Levies” provides guidance on accounting for levies in accordance with the requirements of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. There was no impact to the Company on adoption of this standard.

5.	Determination of fair values:

A number of the Company’s accounting policies and disclosures require the determination of fair value, both for financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

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

The fair value of warrants is measured using a Black–Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility based on peer comparisons weighted average expected life of the instruments based on historical experience and general option holder behavior, expected dividends, and the risk–free interest rate.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

6.	Financial risk management:

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production, and financing activities such as:

•	Credit risk
•	Liquidity risk
•	Market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors oversees managements’ establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

a)	Credit risk:

The Company is exposed to credit risk in relation to its cash and accounts receivable. The Company maintains cash with highly rated international banks and therefore considers these assets to have negligible credit risk. Credit risk is the potential financial loss to the Company if a customer is unable to meet its contractual obligations and arises principally from the Company's accounts receivables. The Company's accounts receivable is comprised of:

•	Overriding royalty payments
•	Customers
•	Joint venture partners

The Company’s accounts receivable are with overriding royalty owners, customers and joint venture partners who are in the petroleum and natural gas business and are subject to normal credit risks. Concentration of credit risk is mitigated by marketing production to purchasers under normal industry sale and payment terms. The Company routinely assesses the financial strength of its customers and joint venture partners. The Company’s maximum exposure to credit risk relates to its cash and cash equivalents and accounts receivable.

Accounts receivable:

The Company’s operations are primarily in Australia. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each counter party. The Company expects to collect the outstanding receivables in the normal course of operations. As at December 31, 2013 the Company’s trade and other receivables are current and due within 90 days.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

Cash and cash equivalents:

The Company limits its exposure to credit risk by only investing in liquid securities and only with highly rated counterparties. The Company’s cash is currently held by banks with AA or equivalent credit ratings or better. Given these credit ratings, management does not expect any counterparty to fail to meet its obligations.

b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters and political unrest. To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. As at December 31, 2014 the Company’s financial liabilities being accounts payable and accrued liabilities and shareholder loans are due within one year (refer to note 2).

c)	Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The shareholder loans bear interest at the prescribed rate in the debenture agreements. The effect of interest rate fluctuations would not have had a significant effect on the Company’s reported net loss for the years ended December 31, 2014, 2013 and 2012.

Commodity price risk:

Commodity price risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in commodity prices. Petroleum and natural gas prices are impacted by not only the relationship between the Australian and US dollar but also world economic events that dictate the levels of supply and demand. At this time production from the Company’s oil and gas properties are not sufficient to justify the utilisation of financial instruments including derivatives, or physical instruments including forward sales contracts. The Company will continually evaluate its exposure to commodity price risks, and if production and associated revenues increase, the Company will consider the use of derivatives and other instruments to mitigate its risk exposure.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

Foreign currency risk:

Currency risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The reporting and functional currency of the Company is US$. A material proportion of the Company’s capital expenditures and major service contracts related to the exploration and development in Australia are denominated in A$, and as such the Company holds a significant proportion of its cash in A$ in order to mitigate against foreign currency risk.

The Company’s operations are in foreign jurisdictions, therefore the Company is exposed to foreign currency exchange rate risk on some of its activities. General and administrative expenses, are denominated in currencies other than US$ including A$ and Canadian dollars (C$). The Company also settles certain capital expenditures in A$. To match the foreign currency on the trade payables related to these activities the Company may hold cash in the currency of the transaction.

The following table contains an analysis of US$ equivalent cash balances, trade receivables and trade payables denominated in each currency:

	Cash and	Trade	Trade
As at December 31, 2014	Restricted Cash	Recievables	Payables
Denominated in US$	$448,134	$29,798	$280,363
Denominated in A$	202,296	1,628	45,878
Denominated in C$	8,527	4,426	398,924
	$658,957	$35,852	$725,164

d)	Capital management:

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

At December 31, 2014 the Company held cash of $463,546 (2013 – $94,998). Cash at banks earn interest at floating rates based on daily bank deposit rates. Short term deposits are made for varying periods of between one day and three months, depending on the cash requirements of the Company, and earn interest at the respective short term deposit rates.

At December 31, 2014, the Company held restricted cash of $195,411 (2013 – $219,304). Restricted cash is cash held on deposit with a chartered Australian bank which will be returned to the Company when it satisfies the capital commitments pertaining to the licenses. Subsequent to year end, the Company provided a further A$440,000 in favour of the Queensland Australia government, these guarantees will be returned to the Company when it satisfies reclamation obligations on its licenses.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

8.	Shareholder loans:

	2014	2013	2012
Loans on acquisition of Surat Basin properties	$3,000,000	$2,960,396	$2,960,396
Accretion on shareholder loan	-	39,604	-
Accrued and unpaid interest thereon	585,615	312,555	-
Loan to fund deposits	$134,250	$134,250	$134,250
Accrued and unpaid interest thereon	48,714	36,631	20,521
Repayment	(151,470)	-	-
Debt forgiveness	(31,494)	-	-
	$3,585,615	$3,483,436	$3,115,167

Concurrent with the acquisition of the assets in the Surat Basin in Australia, on March 1, 2012 the Company agreed to pay certain vendors $3.0 million within 12 months and 8.57 million shares of the Company. The loan was non-interest bearing and was recorded at net present value of $2,770,084 and is secured by the Surat assets. At January 1, 2013 the net present value of the loan was $2,960,396. On March 25, 2013, the Company agreed to amend the terms of the loan so that interest would accrue at 8% per annum, with interest accruing from September 1, 2012. On February 28, 2015, the Company and shareholder agreed to extend the loan to February 28, 2016. During 2011, the Company borrowed $243,500 from two stockholders to fund the deposit for one of its exploration concessions in Australia. In the third quarter of 2012, $109,250 plus accrued interest of $6,958 was repaid. In the third quarter of 2014, the Company paid $151,470, and the stockholders agreed to forgive the remaining $31,494 outstanding.

9.	Property, Plant and Equipment:

Cost or deemed cost
Balance at January 1, 2012 and December 31, 2012	$453,999
Acquisitions	1,058,096
Dispositions	(308,096)
Balance at December 31, 2013	$1,203,999
Dispositions	(25,000)
Balance, December 31, 2014	$1,178,999

Accumulated depletion and depreciation
Balance at January 1, 2012	$-
Depletion and depreciation expense	25,844
Balance at January 1, 2013	$25,844
Depletion and depreciation expense	28,431
Balance at December 31, 2013	$54,275
Depletion and depreciation expense	112,482
Balance at December 31, 2014	$166,757

Net book value
As at January 1, 2012	$453,999
As at December 31, 2013	1,149,724
As at December 31, 2014	$1,012,242

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

At December 31, 2014, the Company’s property, plant and equipment is comprised primarily of its overriding royalty interests in Australia. These interests are currently the Company’s only revenue generating asset. On October 1, 2013, the Company completed the acquisition of International TME Resources Inc. (“ITME”) which held overriding royalty interests in Australia. The Company issued 13.97 million to acquire the entire share capital of ITME, which held overriding royalty and working interests in Australia.

On October 29, 2014, Company disposed of certain non-producing overriding royalty interests to an arms-length party. On October 15, 2013, the Company disposed of certain non-producing overriding royalty interests to an arms-length party.

10.	Exploration and evaluation assets:

Balance at January 1, 2012	$508,811
Acquisitions	8,228,212
Additions	1,293,746
Balance at December 31, 2012	$10,030,769
Acquisitions	2,868,845
Additions	387,293
Capitalized share-based compensation costs	101,975
Foreign exchange translation	(1,099,190)
Balance at December 31, 2013	$12,289,692
Additions	187,567
Dispositions	(806,115)
Foreign exchange translation	(1,073,150)
Balance at December 31, 2014	$10,597,995

Intangible exploration and evaluation assets consist of the Company’s exploration projects which are pending the determination of proven or probable reserves, or pending the decision by the Company to elect to proceed with the development of a project.

On October 29, 2014 the Company completed the sale of certain E&E assets in Australia for net proceeds of $0.8 million. On October 1, 2013, The Company completed the acquisition of ITME, which held working interests in undeveloped land onshore Australia (note 9).

On March 1, 2012, the Company completed the acquisition of assets in the Surat / Bowen basins in Queensland Australia through the issue of 21.7 million shares and a $3.0 million non-interest bearing loan note (note 8).

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

11.	Decommissioning liability:

The Company’s decommissioning liability results from the ownership interest in oil and natural gas assets. The Company has estimated the net present value of the decommissioning liability to be $390,302 as at December 31, 2014 (2013 and 2012 – $415,300) based on an undiscounted inflation-adjusted total future liability of A$671,718 (2013 and 2012 – A$671,718). These payments are expected to be made over the next 25 years with the majority of costs to be incurred between 2024 and 2029. At December 31, 2014, the liability has been calculated using an inflation rate of 3.0% (2013 and 2012 – 3.0%) and discounted using a risk-free rate of 3.0% (2013 and 2012 – 3.0%) .

Balance at January 1, 2012	$-
Acquired	476,010
Accretion expense	11,370
Gain on foreign exchange	(18,896)
Balance at December 31, 2012	$468,484
Accretion expense	13,117
Foreign exchange translation	(66,301)
Balance at December 31, 2013	$415,300
Accretion expense	12,597
Foreign exchange translation	(36,995)
Balance at December 31, 2014	$390,902

12.	Share capital:

a)	Authorized:

Unlimited number of common shares with no par value.
Unlimited number of preferred shares, of which none have been issued.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

b)	Issued and outstanding:

	Number of
	shares	Amount
Balance at January 1, 2012	22,705,680	$4,116,877
Issued to acquire exploration and evalaution assets (note 8)	21,780,935	4,791,805
Issued for cash	5,473,385	1,915,684
Share issue costs	-	(290,054)
Balance at December 31, 2013	49,960,000	$10,534,312
Issued to acquire exploration and evaluation assets	69,065	15,194
Issued to acquire ITME (note 9)	13,977,811	3,494,453
Issued to former director	50,000	12,500
Balance at December 31, 2014 and 2013	64,056,876	$14,056,459

On January 9, 2013, at the Company’s annual general meeting the authorized common shares available for issue was changed to unlimited. On the same date, Company issued the final 69,095 shares to vendors of the Surat basin assets which closed on March 1, 2012. On October 17, 2013 the Company issued 50,000 shares to a former Director of the Company for past services. On March 1, 2012, the Company issued 5,473,385 shares at $0.35 per share.

c)	Stock option plan:

Pursuant to resolutions of the Board of Directors of the Company dated January 9, 2013, the Company established a stock option plan for its directors, officers, consultants and employees under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding shares of the Company. At December 31, 2014, 2013, and 2012 no options have been issued under this plan.

d)	Warrants:

On January 19, 2013, the Company granted 5.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period. The fair value of these warrants was estimated to be $254,938 using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield.

On January 18, 2015, the Company extended the warrants for two years, expiring January 18, 2017. All other terms remained the same.

	Number of
	warrants	Amount
Balance, January 1, 2012	-	$-
Granted	5,000,000	254,938
Balance, December 31, 2014, 2013 and 2012	5,000,000	$254,938

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

13.	Finance expense:

	2014	2013	2012
Interest income on cash	$(6,371)	$(7,530)	$(10,541)
Interest expense	285,244	328,665	22,181
Accretion on decommissioning liability	12,597	13,117	11,370
Shareholder loan forgiveness	(31,494)	-	-
Accretion on shareholder loans	-	39,916	-
Accretion of accounts recievable	-	(11,969)	-
Net finance expense	$259,976	$362,199	$23,010

14.	Income taxes:

The provision for income taxes differs from the amount that would have been expected by applying the combined federal and provincial tax rates to the loss for the year. This difference results from the following items:

	2014	2013	2012
Loss before tax	$(322,400)	$(982,929)	$(365,133)
Combined tax rate	25.0%	25.0%	25.0%
Expected income tax reduction	$(80,600)	$(245,732)	$(91,283)
Increase (decrease) resulting from:
Effect of foreign tax rates	(13,187)	(31,892)	(1,292)
Share-based compensation	-	63,735	-
Change in unrecognized deferred tax assets	93,278	159,673	104,557
Non-deductible and other	13,330	76,919	5,840
Income tax expense	12,821	22,703	17,822

Total tax recovery	$-	$-	$-

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

Deferred tax assets have not been recognized in respect of the following temporary differences:

As at December 31	2014	2013	2012
Canada:
Property, plant and equipment / exploration and evaluation assets	$-	$-	$880,391
Decommissioning obligations	-	-	-
Share issue costs	116,021	174,032	232,043
Non-capital losses (expire 2024 to 2034)	4,307,618	4,180,104	3,590,102

	$4,423,639	$4,354,136	$4,702,536

As at December 31	2014	2013	2012
Australia:
Property, plant and equipment / exploration and evaluation assets	$-	$-	$-
Decommissioning obligations	18,189	5,591	-
Non-capital losses	850,101	598,950	-

	$868,290	$604,541	$-

As at December 31	2014	2013	2012
USA:
Non-capital losses (expire 2033)	$-	$12,890	$-
	$-	$12,890	$-

The components of the recognized deferred income tax asset (liability) are as follows:

As at December 31	2014	2013	2012

Property, plant and equipment / exploration and evaluation assets	$(373,161)	$(401,282)	$(142,803)
Decommissioning obligations	142,358	142,803	142,803
Non-capital losses	230,358	258,479	-

	$-	$-	$-

Deferred tax assets have not been recognized in respect of these items because it is not probable that future tax profit will be available against which the Company can utilize the benefits.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

15.	Related party transactions:

a)	Shareholder loans:

The Company’s shareholder loans are described in note 8. The loans were negotiated between the Company and the shareholders on terms comparable to arms-length transactions of similar type. The fair value of the shareholder loans approximates their carrying value at December 31, 2014 and 2013.

b)	Compensation of key management personnel:

The remuneration of directors and other key management personnel during the years ended December 31, 2014 and 2013 was as follows:

	2014	2013	2012
Share-based compensation	$-	$254,938	$-
Director compensation	-	12,500	-
	$-	$267,438	$-

The remuneration of directors and key executives is determined by the Board of Directors having regard to the performance of individuals and market trends. During 2014, 2013 and 2012, the Company did not incur any salaries and no key management or Director received any salary or consulting fees. During 2013, one former Company Director received 50,000 shares at a deemed value of $0.25 per share for past directors fees.

During 2013, key Company personnel received performance warrants. The fair value of these warrants was estimated using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield.

16.	Loss per share:

Basic per share amounts are calculated using the weighted average number of shares outstanding of 64,056,876 for the year ended December 31, 2014 (2013 – 56,027,645, 2012 – 43,670,542). In computing diluted per share amounts, all of the Company’s outstanding warrants were excluded from the calculation of the weighted average number of common shares outstanding as they were anti-dilutive.

17.	Subsidiaries and jurisdictions:

The consolidated financial statements of the Company for the years ended December 31, 2014, 2013 and 2012 comprise the Company and the following subsidiaries:

	Country of		% Equity
	Incorporation	Assets Held	Interest
Chelsea Oil Australia Pty.	Australia	PL 18, PL 40, PL 280	100%
Cooper-Eromanga Oil Inc.	US	ATP 582	100%
Cooper Basin Oil and Gas Inc.	US	-	20%

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012 (US Dollars)

18.	Commitments:

Remaining
	Current	Work Commitment	License
License	Phase	(A$ million)	Term
PL 18	Later Development	AUD 5.0	August 2024
PL 40	Later Development	AUD 2.0	September 2029
PL 280	Initial Development	AUD 1.0	August 2031
ATP 582	Second Term	AUD 11.0	August 2020
AUD 19.0

19.	Subsequent events:

Provision of bank guarantees

In April 2015, the Company provided A$440,000 in bank guarantees in favour of the Queensland Australia government, these guarantees will be returned to the Company when it satisfies reclamation obligations on its licenses. The bank guarantees are held as restricted cash with a Canadian Chartered Bank.

Shareholder loan extension

On February 28, 2015, the Company and shareholder agreed to extend the $3.0 million loan to February 28, 2016. The loan will continue to accrue interest at 8% per annum.

Warrant extension

On January 18, 2015, the Company extended the warrants issued in January 2013 for two years to expire January 18, 2017. All other terms remained the same.