Form 20-F
period 2015-12-31
CHELSEA OIL & GAS LTD.
filed 2016-05-02
CIK 1061288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2015

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

64,056,876 Common Shares, no par value as of December 31, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ]       No[X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ]       No[X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes[X]      No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [   ]      No[X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[ ] U.S. GAAP	[X]	International Financial Reporting Standards as issued by the International Accounting Standards Board	[ ] Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17[   ]       Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes[   ]      No[X]

-i-

TABLE OF CONTENTS
(continued)

-ii-

TABLE OF CONTENTS
(continued)

-iii-

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2015.

Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms “Chelsea”, “we”, “us” “our” and the “Company” refer to Chelsea Oil and Gas Ltd. All dollar amounts contained in this Form 20-F are expressed in U.S. dollars and references to “dollars”, “$”, “US$” or “USD” are to U.S. dollars, and all references to “A$” or “AUD” are to Australian dollars and “C$” are to Canadian dollars. In addition, unless the context suggests otherwise, references to:

•	“ABCA” means the Business Corporations Act (Alberta), as amended or re-enacted, including the regulations promulgated thereunder;

•	“ACOR” means Australian-Canadian Oil Royalties Ltd., a predecessor of Chelsea;

•	“AIF” means the Annual Information Form including the appendices hereto filed by Chelsea for the year ended December 31, 2014 pursuant to Canadian National Instrument (“NI”) 51- 105;

•	“AGM” means the Annual General Meeting of the Corporation held on June 2, 2015;

•	“Arrangement” means the plan of arrangement under the provisions of Section 288 of the BCBA between Chelsea and ITME on the terms and conditions set forth in the Arrangement Agreement;

•	“Arrangement Agreement” means the arrangement agreement dated May 28, 2013 between ITME and Chelsea in respect of the Arrangement;

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

•	“ATP 582” means Authority to Prospect number 582, issued pursuant to section 84 of the Petroleum and Gas (Production and Safety) Act 2004;

•	“BCBCA” means the Business Corporations Act (British Columbia), as amended or re- enacted, including the regulations promulgated thereunder;

•	“BCSC” has the meaning ascribed under Directors and Senior Management; Cease Trade Orders in this Form 20-F;

•	“Board of Directors” means the board of directors of Chelsea, as constituted from time to time, and where the context requires, includes any duly constituted committee thereof;

•	“Bowen Basin” means a foreland basin in eastern Queensland of Early Permian to Middle Triassic age sediments. It occupies about 160,000km2, the southern half of which is covered by the Surat Basin;

•	“Brokered Private Placement” means the proposed brokered private placement of Common Shares and convertible common equity led by RiverRock;

•	“Central” means Central Petroleum Ltd.;

•	“CFI” means Carbon Farming Initiative;

•	“Chapman” means Chapman Petroleum Engineering Ltd., engaged by Chelsea to complete a NI 51-101 reserve report on Chelsea’s assets in the Surat Basin;

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

•	“PRRT” has the meaning ascribed under Industry Overview; Land Tenure and Royalties in this Form 20-F;

•	“PVIL” has the meaning ascribed under Directors and Senior Management; Bankruptcies in this Form 20-F;

•	“RiverRock” means RiverRock Securities Limited, a UK broker and advisor having its principal place of business at 3rd Floor, Grosvenor Gardens, London SW1W 0DH, United Kingom;

•	“Santos” means Santos Ltd. an Australian oil company;

•	“Simpson Basin” means the intracratonic early to middle Triassic basin occupying 100,000km2 of northern South Australia, south east Northern Territory and south west Queensland;

•	“Statoil” means Statoil ASA;

•	“Surat Basin” means the intracratonic early Jurassic to Cretaceous basin occupying 300,000km2 of central southern Queensland and central northern New South Wales;

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A	SELECTED FINANCIAL DATA

The following table presents financial data for Chelsea as of and for the periods indicated:

		As at December 31,
	2015	2014	2013	2012	2011
	IFRS	IFRS	IFRS	IFRS	USGAAP
Total assets	$10,786,357	$12,305,046	$13,845,019	$11,073,620	$1,227,350
Current liabilities	$4,457,722	$4,310,779	$4,418,783	$3,667,974	$343,564
Shareholders’ equity	$5,968,352	$7,603,365	$9,010,936	$6,937,162	$883,786
Weighted-average	64,056,876	64,056,876	56,027,645	43,670,542	21,096,182
shares outstanding

		For the Year Ended December 31,
	2015	2014	2013	2012	2011
	IFRS	IFRS	IFRS	IFRS	USGAAP
Revenue	$68,974	$361,990	$98,805	$79,325	$28,551
Net loss for the year	$467,693	$335,221	$1,005,632	$382,955	$262,283
Basic and diluted loss	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)
per share

3.B	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D	RISK FACTORS

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

Reliance on Key Personnel

Chelsea’s success will depend in large measure on the performance of its management and other key personnel. The loss of the services of any of such persons could have a material adverse effect on the Chelsea’s business, financial condition, results of operations and prospects. Chelsea does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Chelsea are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Chelsea will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Chelsea.

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

2015

On June 1, 2015, the Corporation announced that the BCSC granted a full revocation of the cease trade order issued by the BCSC on February 18, 1999 in respect of ITME, a predecessor company to Chelsea.

Current Business Operations

The Corporation is continuing to work with RiverRock to complete the Brokered Private Placement which is expected to enable the Corporation to fund its operations for 2016 and 2017. There is no certainty that the Brokered Private Placement will be completed.

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

During 2016, the Company intends to secure additional financing to undertake seismic activities on its assets in Queensland. The Company’s ability to explore other oil and gas opportunities is dependent on adequate capital resources being available and equity being obtained, and/or finding partners to fund the exploration and drilling programs on the areas in which the Company holds Working Interests.

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

Foreign Currency

Due to the nature of the Company’s activities in Australia, portions of the Company’s operating capital may at times be held in various foreign currencies. This subjects the Company to the risk of currency fluctuations and changes in rates of conversion for different currencies. The Company does not engage or expect to engage in any hedging or other transactions, which are intended to manage risks relating to foreign currency fluctuations. Additionally, revenues generated in foreign countries in which the Company has or may acquire interests may be subject to governmental regulations, which restrict the free convertibility of such funds, and all remittances of funds out of these countries might require the approval of the applicable government’s exchange control agency. Presently, the Company experiences no difficulties with the free convertibility of funds from Australia. In the Company’s opinion, the foreign exchange control laws currently in effect in Australia, do not unreasonably delay the remittance of funds generated in Australia to the United States and Canada. The exchange rate on April 29, 2015 was $0.76201 Australian = $1.00 United States dollar and 0.79561 Canadian = $1.00 United States dollar

Regulation of Oil and Natural Gas Production

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

Chelsea Oil Australia Pty Ltd. holds the Surat Basin Petroleum Leases: PL 18, PL 40 and PL 280.

Cooper Basin Oil and Gas Inc. has no assets and is not currently active. Chelsea has a 20% minority interest in this company.

1629518 Alberta Ltd. has no assets and is not currently active.

4.	D PROPERTY, PLANT AND EQUIPMENT

The Company’s principal office is located at 127, 10th Ave NW, Calgary, Alberta, Canada, T2M 0B4.

The Company holds Working Interests and ORRI’s in Queensland, Victoria and South Australia. See Item 4.D “Property, Plant and Equipment – Working Interest Holdings”, Item 4.D “Property, Plant and Equipment – Producing Overriding Royalty Interests” and Item 4.D “Property, Plant and Equipment – Non-Producing Overriding Royalty Interests” below for an itemised listing of the Company’s interests and associated geographic region. Chelsea is an Australian focused exploration, development and production company with approximately 5.2 million net Working Interest acres of land onshore Australia. The Corporation has a portfolio of assets, as follows:

•	Surat-Bowen Basin: Six existing oil discoveries and one gas pool with independently evaluated reserves.

•	Georgina and Simpson Basins: multi-billion barrel potential in two emerging unconventional resource plays in which two super-majors have committed to invest up to A4200 million on immediately offsetting lands.

•	Overriding Royalty Interests: In addition to its Working Interest lands, the Corporation also holds an ORRI in more than approximately 11.1 million gross acres (60,000 net acres) in both onshore and offshore basins in Australia.

During 2015 and 2014, the Company received revenues from six of its ORRIs: PEL 111, PEL 115, ATP 267, ATP 299, ATP 560, and VIC/P54. For further information, see Item 5. “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operation”.

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

The Corporation has a 100% Working Interest in approximately five million net acres with multi-billion barrel potential. TOTAL and Santos have committed in excess of A$400 million to drill, core and frac up to 8 wells on immediately offsetting lands. Independent geological reports indicate that the Corporation’s acreage is geologically equivalent if not superior to adjoining areas controlled by these super-majors. If the offsetting drilling is successful, the value of Chelsea’s acreage is anticipated to increase exponentially.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”) dated April 26, 2016 is a review of the results of operations and the liquidity and capital resources of Chelsea Oil and Gas Ltd. (“Chelsea” or the “Company”) for the years ended December 31, 2015, 2014 and 2013.

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

Further, the fiscal regime for oil and, especially natural gas is very attractive to producers. Unlike North American where natural gas prices have fluctuated wildly the past decade, Australia and particularly Queensland has a long term demand for natural gas to supply its existing and planned LNG exports to Asia. This Asian demand and the under- performance of the coal seam gas sector has resulted in current prices of $8-$10 per GJ.

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

Primarily within the Cooper Basin, Chelsea holds numerous legacy overriding royalty interests (“ORRI”), generally small in size but covering extensive permit areas. These include a 0.175% ORR on the 2.9 Tcf Hornet discovery. In total, including offshore Gippsland Basin, Chelsea holds varying ORRI’s in more 11.1 million acres in addition to its net approximate 5 million acres of high working interest lands.

Overall Performance

ACOR was incorporated April 28, 1997 in British Columbia, Canada. On September 27, 2013 ACOR was continued into the province of Alberta. On October 1, 2013, ACOR amalgamated with ITME and was renamed “Chelsea Oil and Gas Ltd.”. The address of the Company’s head office is 127, 10th Ave NW, Calgary, AB Canada.

This MD&A and accompanying financial statements for the years ended December 31, 2015, 2014 and 2013 are prepared in accordance with IFRS as the Company is considered a Canadian Reporting Issuer. Chelsea reported under USGAAP and filed as a US Reporting Issuer until June 30, 2012, when the Company became a Foreign Private Issuer under applicable US Securities Laws.

With the completion of the Arrangement, the Company is a Canadian Reporting Issuer and will file its continuing disclosure obligations required under MI 51-105.

2015 Highlights

For the year ended December 31, 2015 the Company’s main operations were the advancement of the Company’s fundraising and continued technical development of the portfolio. The team has been evaluating the Company’s existing assets throughout 2015, and obtained updated reserve reports over a portion of the Company’s assets establishing near-term cashflow potential from the existing discoveries in the Surat Basin.

Results of Operations

Royalty Income

For the year ended December 31, 2015, the Company received $68,974 (2014 – $361,990, 2013 –$98,805) in freehold royalties from its ORRI both onshore and offshore Australia. The increase over the prior years is attributable to royalties received from new production, higher commodity pricing and the impact of the royalty revenue acquired from ITME.

General and administrative

For the year ended December 31, 2015, the Company incurred $242,410 (2014 – $331,934, 2013 – $194,075) in general and administrative (“G&A”) expenses. The decrease over 2014 is attributable to reduced professional and shareholder reporting costs in the current year. In 2013, G&A costs were attributable to professional costs.

Share-based compensation

For the year ended December 31, 2015, the Company incurred $nil (2014 – $nil, 2013 - $152,963) share-based compensation expense. 2013 share-based compensation is associated with the 5.0 million warrants issued in January 2013 to management, directors and consultants of the Company. No warrants or options were issued in 2014 or 2015. Refer to Item 12 for additional disclosures.

Depletion

For the year ended December 31, 2015, the Company incurred $112,482 in depletion expense (2014 – $112,482, 2013 – $28,431). Depletion in 2015 is consistent with 2014 and materially higher than 2013, reflecting the higher depletable base in the company following the acquisition of ITME in October 2013.

Finance expense

For the year ended December 31, 2015, the Company incurred $259,976 in finance expense (2014 – $302,244, 2013 – $362,199). The increase over 2014 is attributable to interest on the shareholder loan balance. The decrease over 2013 is attributable to reduced interest on the shareholder loans as the Company repaid a portion of the loans during the year. At the time of the repayment, the Company also received interest relief of $31,494 from the lenders.

Foreign exchange (gain) loss

For the year ended December 31, 2015 the Company experienced a foreign exchange gain of $125,515 (2014 – gain of $20,002, 2013 – loss of $344,066). The gain in the current year was realized on the Company’s accounts payable as both the Australian and Canadian dollars depreciated against the US dollar during the year. The loss in 2013 is attributable to foreign gain loss experienced on the translation of shareholder loans held by the Company’s wholly-owned subsidiaries.

Current income tax expense

For the year ended December 31, 2015, the Company incurred current income tax expenses of $5,046 (2014 – $12,821, 2013 – $22,703). Current income tax expense is derived from withholding taxes on the Company’s overriding and interest revenue received directly from Australian sources. The change over the prior years is commensurate with the change in revenue received from those sources over the same period.

Net loss

For the year ended December 31, 2015, the Company incurred a net loss of $467,693 (2014 – $335,221, 2013 – $1,005,632). The loss in 2015 was attributable to interest expenses and general and administrative costs. The higher loss in 2013 is attributable to share-based compensation, interest expenses and foreign exchange which were not experienced in 2014 and 2015.

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

For the year ended December 31, 2015, the Company’s foreign currency translation adjustment was a loss of $1,167,320 (2014 – $1,072,350, 2013 – $697,679). The adjustment in 2015 and 2013 is attributable to the 12% decline in the Australian dollar compared to the US dollar over each comparable year. The adjustment in 2014 is attributable to the 15% decline in the Australian dollar compared to the US dollar over the year.

Liquidity and Capital Resources

At December 31, 2015, the Company had $121,620 (2014 – $463,546, 2013 – $94,998) in cash held in the Company’s bank accounts. The Company’s total accounts receivable as at December 31, 2015 was $9,048 (2013 – $35,852, 2013 – $91,301). The Company’s trade accounts payable and shareholder loans outstanding as at December 31, 2015 was $4.5 million (2014 – $4.3 million, 2013 – $4.4 million). The Company’s net working capital deficiency as at December 31, 2015 was $4.3 million (2014 – $3.8 million, 2013 – $4.2 million). Refer to Item 5 for additional disclosures.

The Company has several projects in development. These include the exploration of the Georgina Basin on ATP 582, the exploitation of the Surat-Bowen Basin oilfields, and the development of the Louise gas field. In aggregate, the Company’s work commitments for these projects is estimated at $19.0 million Australian dollars.

The Company has financed its operations to date through the issuance of common shares to founding directors and other shareholders. Refer to 2015 Summary herein and note 2 of the audited consolidated financial statements for the year ended December 31, 2015 for additional discussion of the Company’s liquidity and capital resources. The following table outlines the timing of the Company’s debt and commitments:

Debt /	February	August	August	September	August
Commitment	2016	2020	2024	2029	2031	Total

US$
Shareholder loan	3,881,185	-	-	-	-	3,881,185
Total US$	3,881,185	-	-	-	-	3,881,185

A$
ATP 582	-	11,000,000	-	-	-	11,000,000
PL 18	-	-	5,000,000	-	-	5,000,000
PL 40	-	-	-	2,000,000	-	2,000,000
PL 280	-	-	-	-	1,000,000	1,000,000
Total A$	-	11,000,000	5,000,000	2,000,000	1,000,000	19,000,000

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

Subsequent Events

No undisclosed subsequent events from December 31, 2015 to the date of this 20-F.

Recent Accounting Pronouncements

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"). The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. The Company does not expect the standard to have a material impact on the financial statements.

In July 2014, the IASB issued the complete IFRS 9 ("IFRS 9 (2014)"). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model. The extent of the impact of adoption of the standard has not yet been determined.

In January 2016, the IASB issued the complete IFRS 16 Leases ("IFRS 16") which replaces IAS 17, Leases. The effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019 and early adoption is permitted. Under IFRS 16, a single recognition and measurement model will apply for lessees which will require recognition of assets and liabilities for most leases. The extent of the impact of adoption of the standard has not yet been determined.

Dividend Policy

No dividends have ever been declared by the Board of Directors on our common stock. Our losses do not currently indicate the ability to pay any cash dividends, and the Company does not indicate the intention of paying cash dividends on our common stock in the foreseeable future.

Securities Authorized For Issuance Under Compensation Plans

Share options

The Company has a share option plan (“Option Plan”) whereby it can issue up to 10% of its common shares to directors, management and consultants at a price in the context of the market price of the shares, or such a price as determined by the directors. As at April 26, 2015, the Company has not issued any options pursuant to the Option Plan.

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

CONTRACTUAL OBLIGATIONS

The table below outlines our contractual obligations as at December 31, 2015 in millions of Australian dollars:

Minimum Work
	Current	Commitment
License	Phase Expiry	(A$ million)	License Term
PL 18	July 2020	AUD 5.0	August 2024
PL 40	September 2018	AUD 2.0	September 2029
PL 280	August 2015	AUD 1.0	August 2031
ATP 582	August 2016	AUD 11.0	August 2020
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

On February 28, 2015, the Company and shareholder agreed to extend the loan to February 28, 2016. At the date of these financial statements the shareholder has the right to demand repayment, the debt continues to accrue interest on the same terms as previously agreed. The Company is in discussions with the debtholder to further extend maturity of the debt.

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

As at December 31, 2015, the Company’s financial instruments are cash, accounts receivable and accounts payable and accrued liabilities and shareholder loans. The carrying amounts reflected in the balance sheet are carrying amounts and approximate their fair values due to the short-term nature and negligible credit losses.

The Company does not use derivative instruments or hedges to manage risks because the Company’s exposure to credit risk and interest rate risk is insignificant.

ITEM 6. DIRECTORS AND SENIOR MANAGEMENT

6.	A DIRECTORS AND SENIOR MANAGEMENT

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

October 1, 2013

Stewart Gibson(2)(3) Montrose, Scotland Independent Director

Director and advisor of Sterling Resources Ltd. from May 2010- May 2013. Prior thereto, Managing Director, Chief Operating Officer, President and Chief Executive Officer of Sterling Resources Ltd. from 1999 to May 2010

October 1, 2013

Toby Pierce(1)(2)(3) Vancouver, BC Independent Director

Chief Executive Officer of Taq Oil Ltd. Since June 2015. Chairman and Director of Crest Petroleum Corp. since May 2012. Prior thereto Partner and Senior Oil Equity analyst with GMP Securities LP and Tristone Capital Global Inc. in London, England

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

Cease Trade Orders

To the knowledge of the Corporation, other than as disclosed below, no director or executive officer is, as of the date of this Form 20-F, or was within 10 years prior to the date of this Form 20-F, a director, chief executive officer or chief financial officer of any company (including the Corporation) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the Corporation access to any exemption under securities legislation and which order was in effect for a period of more than 30 consecutive days while he was acting in the capacity as director, chief executive officer or chief financial officer of such company; or (ii) was subject to any of the foregoing orders for a period of more than 30 consecutive days after he ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while he was acting in such capacity.

William Petrie Sr. and Jesse Meidl were each directors of Birch Lake Energy Inc (“Birch Lake”), which was subject to cease trade orders in the province of Alberta for failure to file financial statements for the financial year ended December 30, 2014 and subsequent periods. The Toronto Stock Exchange (“TSX”) delisted Birch Lake’s common shares for failure to meet the continue disclosure obligations of the TSX on April 5, 2015.

A cease trade order was issued by the British Columbia Securities Commission (“BCSC”) under Section 164 of the Securities Act (British Columbia) against ITME on February 18, 1999 for failure to file certain continuous disclosure documents. Upon completion of the Arrangement, such cease trade order applies in the province of British Columbia to Chelsea. On June 1, 2015, the Corporation announced that the BCSC granted a full revocation of the cease trade order.

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

6.B	COMPENSATION

The remuneration of directors and other key management personnel during the years ended December 31, 2015 and 2014 was as follows:

	2015	2014	2013
Share-based compensation	$-	$-	$254,938
Director compensation	-	-	12,500
	$-	$-	$267,438

The remuneration of directors and key executives is determined by the Board of Directors having regard to the performance of individuals and market trends. During 2015 and 2014, the Company did not incur any salaries and no key management or Director received any salary or consulting fees.

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

The following table sets forth information regarding the beneficial ownership of the common stock of the Company as of April 26, 2016 by each of the Company’s officers and directors, each person who is known by the Company to own beneficially more than 5% of the outstanding common stock and all officers and directors of the Company as a group. The title of the class is common stock, no par value.

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

As of April 26, 2016, 31% shares of the Company’s outstanding common stock were held by 339 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of April 26, 2015, DTC was the holder of record of 16.1 million shares.

7. B	RELATED PARTY TRANSACTIONS

Shareholder loans

The Company’s shareholder loans are described in note 8 on the audited consolidated financial statements for the year ended December 31, 2015. The loans were negotiated between the Company and the shareholders on terms comparable to arms-length transactions of similar type. The fair value of the shareholder loans approximates their carrying value at December 31, 2015 and 2014.

For disclosure about common shares awarded to directors, see Item 5. “Operating and Financial Review and Prospects – Related Party Transactions” and Item 6.B “Compensation”.

7.C	INTEREST OF EXPERTS AND COUNSEL

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

The following table summarizes the annual high and low market prices for the five most recent full financial years:

	US$
	High	Low
2015	0.11	0.01
2014	0.30	0.04
2013	0.35	0.04
2012	0.10	0.35
2011	0.01	0.29

The following table summarizes the quarterly high and low market prices for each full financial quarter over the two most recent full financial years:

	2015		2014
US$	High	Low	High	Low
1st Quarter	0.10	0.04	0.30	0.04
2nd Quarter	0.11	0.04	0.19	0.04
3rd Quarter	0.10	0.04	0.14	0.10
4th Quarter	0.08	0.01	0.10	0.10

The following table summarizes monthly high and low market prices for each of the most recent six months:

	US
	High	Low
April 2016	0.04	0.02
March 2016	0.02	0.01
February 2016	0.03	0.01
January 2016	0.03	0.01
December 2015	0.02	0.01
November	0.05	0.02
2015

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In connection with the preparation of this Form 20-F, an evaluation was carried out by our management, with the participation of the Chief Executive Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of December 31, 2015. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer, to allow timely decisions regarding required disclosures.

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

Our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that there was no material weakness in our internal controls over financial reporting, and accordingly, our controls are effective.

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

Report of Independent Registered Chartered Accountants

This Form 20−F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm under confirming rules of the SEC adopted pursuant to the 2010 Dodd−Frank Wall Street Reform and Consumer Protection Act.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2015, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Relevant Education and Experience

The following relevant education and experience of the current and proposed members of the Audit Committee have been used in assessing their financial literacy:

Toby Pierce (Chairman)

Mr. Peirce is current the Chief Executive Officer and Director of Tag Oil Ltd. Mr. Pierce was previously a Director & Senior Analyst with GMP Securities (London, UK) and prior to GMP served as Director of Institutional Research at Tristone Capital (London, U.K.) since 1994. Previous engagements include wellsite geology over a period of five years for numerous companies across the Western Canadian Sedimentary Basin. In addition, he has worked for three years across North and Latin America as a geologist in the mining and exploration industry. Mr. Pierce brings strong geological and financial understanding within resource sectors. Mr. Pierce holds an M.B.A. from the Rotman School of Business and a B.Sc. Geology from the University of Victoria.

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

KPMG LLP was appointed as the Corporation’s auditor on March 31, 2014. Prior thereto, KWCO PC in Odessa, Texas in was the auditor of the Corporation from November 26, 2009. The following table provides information about the fees billed to the Corporation for professional services rendered by KWCO PC and KPMG LLP during the three prior fiscal years:

The table below summarizes the fees for professional services rendered by KWCO PC and KPMG LLP during the three prior fiscal years:

	2015	2014	2013
	KPMG	KPMG	KWCO
Audit Fees	$40,000	$60,000	$65,000
Audit-Related Fees	-	-	-
Tax Fees	20,000	-	-
All Other Fees	-	-	-
Total:	$60,000	$60,000	$65,000

Our audit committee pre-approves all audit and non-audit services provided to the Company.

16.D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

16.E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

We may from time-to-time, subject to applicable law, purchase our common shares for cancellation in the open market, provided that any necessary approval has been obtained.

In the year ended December 31, 2015, none of our common shares were repurchased and cancelled.

16.F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

16.G	CORPORATE GOVERNANCE

Our corporate practices are not materially different from those required of domestic corporations under the NYSE listing standards.

16.H	MINE SAFETY DISCLOSURES

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd−Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2014, we did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

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

Dated: April 26, 2016

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

Chelsea Oil and Gas Ltd.

Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013

Chelsea Oil and Gas Ltd.
Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013

KPMG LLP
205 – 5th Avenue SW	Telephone (403) 691-8000
Suite 3100, Bow Valley Square 2	Telefax (403) 691-8008
Calgary AB T2P 4B9	Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Chelsea Oil and Gas Ltd.

We have audited the accompanying consolidated financial statements of Chelsea Oil and Gas Ltd., which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, the consolidated statements of comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Chelsea Oil and Gas Ltd. as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that Chelsea Oil and Gas Ltd. has a working capital deficiency as at December 31, 2015, which includes shareholder loans that have matured and are in default, and experienced negative cash flow from operations for the year then ended. The continued operations and exploration and development activities of the Company depend on its ability to obtain financing. These conditions, along with other matters as set forth in Note 2 in the consolidated financial statements, indicate the existence of a material uncertainty that casts significant doubt about Chelsea Oil and Gas Ltd.’s ability to continue as a going concern.

Chartered Professional Accountants
April 29, 2016
Calgary, Canada

Chelsea Oil and Gas Ltd.
Consolidated Statements of Financial Position
(US Dollars)

		December 31	December 31
As at	Notes	2015	2014

Current assets
Cash	7	$121,620	$463,546
Accounts receivable		9,048	35,852
Current assets		130,668	499,398

Restricted cash	7	174,859	195,411
Property, plant and equipment	9	899,760	1,012,242
Exploration and evaluation assets	10	9,581,070	10,597,995
Non-current assets		10,655,689	11,805,648

Assets		$10,786,357	$12,305,046

Liabilities
Current liabilities
Shareholder loans	8	$3,881,185	$3,585,615
Trade and other payables		576,537	725,164
Current liabilities		4,457,722	4,310,779

Decommissioning liabilities	11	360,283	390,902

Shareholders' equity
Common stock	12	14,056,459	14,056,459
Warrants	12	254,938	254,938
Contributed surplus		176,752	176,752
Accumulated deficit		(5,601,344)	(5,133,651)
Accumulated other comprehensive loss		(2,918,453)	(1,751,133)
Shareholders' equity		5,968,352	7,603,365

Shareholders' equity and liabilities		$10,786,357	$12,305,046

Going concern	2
Commitments	18

The notes are an integral part of these consolidated financial statements.

Apporoved on behalf of the Board of Directors:

/s/ Bill Petrie Sr	/s/ Jesse Meidl
William Petrie Sr	Jesse Meidl

Chelsea Oil and Gas Ltd.
Consolidated Statements of Comprehensive Loss
(US Dollars)

		December 31	December 31	December 31
For the years ended	Notes	2015	2014	2013

Revenues
Royalty income		$68,974	$361,990	$98,805
		68,974	361,990	98,805
Expenses
General and administrative		242,410	331,934	194,075
Share-based compensation	12	-	-	152,963
Depletion	9	112,482	112,482	28,431
Finance expense	13	302,244	259,976	362,199
Foreign exchange (gain) loss		(125,515)	(20,002)	344,066
		531,621	684,390	1,081,734

Net loss before tax		(462,647)	(322,400)	(982,929)
Current income tax expense	14	5,046	12,821	22,703
Deferred income tax expense	14	-	-	-
Net income loss		(467,693)	(335,221)	(1,005,632)

Foreign currency translation adjustment		1,167,320	1,072,350	697,679
Comprehensive loss		(1,635,013)	(1,407,571)	(1,703,311)

Net loss per share (basic and diluted)	16	$(0.01)	$(0.01)	$(0.02)

The notes are an integral part of these consolidated financial statements.

Chelsea Oil and Gas Ltd.
Consolidated Statements of Changes in Equity
(US Dollars)

		December 31	December 31	December 31
As at	Notes	2015	2014	2013

Share capital	12
Balance, beginning of year		$14,056,459	$14,056,459	$10,534,312
Issued to acquire ITME	9	-	-	3,494,453
Issued to acquire exploration and evaluation assets		-	-	15,194
Issued to former director		-	-	12,500
Balance, end of year		14,056,459	14,056,459	14,056,459

Warrants	12
Balance, beginning of year		254,938	254,938	-
Issued		-	-	254,938
Balance, end of year		254,938	254,938	254,938

Contributed surplus	12
Balance, beginning and end of year		176,752	176,752	176,752

Accumulated other comprehensive income (loss)
Balance, beginning of year		(1,751,133)	(678,783)	18,896
Foreign currency translation adjustment		(1,167,320)	(1,072,350)	(697,679)
Balance, end of year		(2,918,453)	(1,751,133)	(678,783)

Accumulated deficit
Balance, beginning of year		(5,133,651)	(4,798,430)	(3,792,798)
Loss for the year		(467,693)	(335,221)	(1,005,632)
Balance, end of year		(5,601,344)	(5,133,651)	(4,798,430)

Total equity		$5,968,352	$7,603,365	$9,010,936

The notes are an integral part of these consolidated financial statements.

Chelsea Oil and Gas Ltd.
Consolidated Statements of Cash Flows
(US Dollars)

	December 31	December 31	December 31
For the years ended	2015	2014	2013

Operating activities
Net loss	$(467,693)	$(335,221)	$(1,005,632)

Items not affecting cash
Shares issued for services	-	-	12,500
Share-based compensation	-	-	152,963
Depletion	112,482	112,482	28,431
Interest on shareholder loans	295,570	285,143	328,352
Debt forgiveness	-	(31,494)	-
Accretion on shareholder loans	-	-	39,916
Accretion on decommissioning obligations	10,494	12,597	13,117
Unrealized foreign exchange (gain) loss	(125,515)	(20,002)	344,066
Operating cashflow before working capital movements	(174,662)	23,505	(86,287)
Change in non-cash working capital	(49,033)	(152,331)	134,269
	(223,695)	(128,826)	47,982
Financing activities
Decrease (Increase) in restricted cash	20,552	23,893	(7,738)
Repayment of shareholder loans and interest	-	(151,470)	-
	20,552	(127,577)	(7,738)
Investing activities
Sale of overriding royalty interest	-	25,000	308,096
Sale of exploration and evaluation assets	-	806,115	-
Net exploration and evaluation expenditure	(141,960)	(187,567)	(308,777)
	(141,960)	643,548	(681)

Increase (decrease) in cash	(345,102)	387,145	39,562
Foreign exchange gain (loss) on cash denominated in
a foreign currency	3,177	(18,597)	(16,684)
Cash, beginning of year	463,546	94,998	72,120
Cash, end of year	$121,620	$463,546	$94,998

Cash interest paid	$-	$17,220	$6,864
Cash interest received	$3,873	$6,371	$7,530
Taxes paid	$5,046	$12,821	$22,870

The notes are an integral part of these consolidated financial statements.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

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

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s properties are principally in the exploration and development stage and, as a result, the Company has minimal sources of operating cash flow. The continued operations, exploration and development activities (including commitments in note 18) depend on the ability of the Company to obtain financing. At December 31, 2015, the Company has negative cashflow from operations and an accumulated deficit of $5.6 million. At December 31, 2015 the Company has a working capital deficit of $4.3 million, which includes $3.9 million of shareholder loans that matured in February 2016 and are unpaid and in default. The Company is in discussions with the noteholder to extend the maturity date. These conditions create a material uncertainty that cast significant doubt on the Company’s ability to continue as a going concern.

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

The amounts shown as plant, property and equipment and exploration and evaluation assets represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for plant, property and equipment and exploration and evaluation assets is dependent upon the discovery of economically recoverable plant, property and equipment and exploration and evaluation assets reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its plant, property and equipment and exploration and evaluation assets, and on future profitable production or proceeds from the disposition of the plant, property and equipment and exploration and evaluation interests. The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon the events and circumstances outlined above.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

3.	Basis of preparation:

	a)	Statement of compliance:

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards and interpretations (collectively referred to as “IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved by the Board of Directors on April 29, 2016.

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
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

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
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

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
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

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
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

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

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as difference between its carrying amount and the present value of the estimated future cash fl discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in profit or loss. An impairment loss is reversed when there significant change in the underlying estimates or other objective evidence. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

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

The carrying amount of D&P assets are reviewed for impairment when indicators of such impairment exist. If any indication of impairment exists an estimate of the asset’s recoverable amount is calculated. Assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets (the “cash generating unit” or “CGU”). The recoverable amount of an asset or CGU is the greater of its fair value less costs to sell and its value in use. Where the carrying amount of an asset group exceeds its recoverable amount, the asset group is considered impaired and is written down to its recoverable amount. An impairment loss is charged to the statement of loss.

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
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

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
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

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

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

m)	Recent accounting pronouncements:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"). The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. The extent of the impact of adoption of the standard has not yet been determined.

In July 2014, the IASB issued the complete IFRS 9 ("IFRS 9 (2014)"). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model. The extent of the impact of adoption of the standard has not yet been determined.

In January 2016, the IASB issued the complete IFRS 16 Leases ("IFRS 16") which replaces IAS 17, Leases. The effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019 and early adoption is permitted. Under IFRS 16, a single recognition and measurement model will apply for lessees which will require recognition of assets and liabilities for most leases. The extent of the impact of adoption of the standard has not yet been determined.

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
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

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

Accounts receivable:

The Company’s operations are primarily in Australia. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each counter party. The Company expects to collect the outstanding receivables in the normal course of operations. As at December 31, 2015 the Company’s trade and other receivables are current and due within 90 days.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

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

Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters and political unrest. To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. As at December 31, 2015 the Company’s financial liabilities being accounts payable and accrued liabilities and shareholder loans are due within one year (refer to note 2).

c)	Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The shareholder loans bear interest at the prescribed rate in the debenture agreements. The effect of interest rate fluctuations would not have had a significant effect on the Company’s reported net loss for the years ended December 31, 2015, 2014 and 2013.

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
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

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

The following table contains an analysis of US$ equivalent cash balances, trade receivables and trade payables denominated in each currency:

	Cash and	Trade	Trade
As at December 31, 2015	Restricted Cash	Recievables	Payables
Denominated in US$	$117,772	$2,937	$239,033
Denominated in A$	178,215	1,628	29,001
Denominated in C$	492	4,483	308,503
	$296,479	$9,048	$576,537

d)	Capital management:

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

At December 31, 2015 the Company held cash of $121,620 (2014 – $463,546). Cash at banks earn interest at floating rates based on daily bank deposit rates. Short term deposits are made for varying periods of between one day and three months, depending on the cash requirements of the Company, and earn interest at the respective short term deposit rates.

At December 31, 2015, the Company held restricted cash of $174,859 (2014 – $195,411). Restricted cash is cash held on deposit with a chartered Australian bank which will be returned to the Company when it satisfies the capital commitments pertaining to the licenses.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

8.	Shareholder loans:

	2015	2014	2013
Loans on acquisition of Surat Basin properties	$3,000,000	$3,000,000	$2,960,396
Accretion on shareholder loan	-	-	39,604
Accrued and unpaid interest thereon	881,185	585,615	312,555
Loan to fund deposits	$-	$134,250	$134,250
Accrued and unpaid interest thereon	-	48,714	36,631
Repayment	-	(151,470)	-
Debt forgiveness	-	(31,494)	-
	$3,881,185	$3,585,615	$3,483,436

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

On February 28, 2015, the Company and shareholder agreed to extend the loan to February 28, 2016. At the date of these financial statements the shareholder has the right to demand repayment. The debt continues to accrue interest on the same terms as previously agreed. The Company is in discussions with the debtholder to further extend maturity of the debt.

During 2011, the Company borrowed $243,500 from two stockholders to fund the deposit for one of its exploration concessions in Australia. In the third quarter of 2012, $109,250 plus accrued interest of $6,958 was repaid. In the third quarter of 2014, the Company paid $151,470, and the stockholders agreed to forgive the remaining $31,494 outstanding.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

9.	Property, Plant and Equipment:

Cost or deemed cost
Balance at January 1, 2013	$453,999
Acquisitions	1,058,096
Dispositions	(308,096)
Balance at December 31, 2013	$1,203,999
Dispositions	(25,000)
Balance, December 31, 2014 and 2015	$1,178,999

Accumulated depletion and depreciation
Balance at January 1, 2013	$25,844
Depletion and depreciation expense	28,431
Balance at December 31, 2013	$54,275
Depletion and depreciation expense	112,482
Balance at December 31, 2014	$166,757
Depletion and depreciation expense	112,482
Balance at December 31, 2015	$279,239

Net book value
As at January 1, 2013	$1,149,724
As at December 31, 2014	1,012,242
As at December 31, 2015	$899,760

At December 31, 2015, the Company’s property, plant and equipment is comprised primarily of its overriding royalty interests in Australia. These interests are currently the Company’s only revenue generating asset. On October 1, 2013, the Company completed the acquisition of International TME Resources Inc. (“ITME”) which held overriding royalty interests in Australia. The Company issued 13.97 million to acquire the entire share capital of ITME, which held overriding royalty and working interests in Australia.

On October 29, 2014, Company disposed of certain overriding royalty interests to an arms-length party. On October 15, 2013, the Company disposed of certain overriding royalty interests to an arms-length party.

At December 31, 2015, management identified impairment indicators in its D&P CGU as a result of a decline in global commodity prices and significantly reduced access to debt and equity financings in the exploration and production sector. The recoverable amount of the CGU was estimated using fair value less costs to sell based on comparable market transactions and multiples. It was determined that no impairment was required as the recoverable amount was higher than the carrying amount.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

10.	Exploration and evaluation assets:

Balance at January 1, 2013	$10,030,769
Acquisitions	2,868,845
Additions	387,293
Capitalized share-based compensation costs	101,975
Foreign exchange translation	(1,099,190)
Balance at December 31, 2013	$12,289,692
Additions	187,567
Dispositions	(806,115)
Foreign exchange translation	(1,073,150)
Balance at December 31, 2014	$10,597,995
Additions	141,960
Foreign exchange translation	(1,158,884)
Balance at December 31, 2015	$9,581,070

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

The Company’s decommissioning liability results from the ownership interest in oil and natural gas assets. The Company has estimated the net present value of the decommissioning liability to be $360,283 as at December 31, 2015 (2014 – $390,902, 2013 – $415,300) based on an undiscounted inflation-adjusted total future liability of A$671,718 (2014 and 2013 – A$671,718). These payments are expected to be made over the next 25 years with the majority of costs to be incurred between 2024 and 2029. At December 31, 2015, the liability has been calculated using an inflation rate of 3.0% (2014 and 2013 – 3.0%) and discounted using a risk-free rate of 3.0% (2014 and 2013 – 3.0%) .

Balance at January 1, 2013	$468,484
Accretion expense	13,117
Foreign exchange translation	(66,301)
Balance at December 31, 2013	$415,300
Accretion expense	12,597
Foreign exchange translation	(36,995)
Balance at December 31, 2014	$390,902
Accretion expense	10,494
Foreign exchange translation	(41,113)
Balance at December 31, 2015	$360,283

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

12.	Share capital:

a)	Authorized:

Unlimited number of common shares with no par value.
Unlimited number of preferred shares, of which none have been issued.

b)	Issued and outstanding:

	Number of
	shares	Amount
Balance at January 1, 2013	49,960,000	$10,534,312
Issued to acquire exploration and evaluation assets	69,065	15,194
Issued to acquire ITME (note 9)	13,977,811	3,494,453
Issued to former director	50,000	12,500
Balance at December 31, 2015 and 2014 and 2013	64,056,876	$14,056,459

On January 9, 2013, at the Company’s annual general meeting the authorized common shares available for issue was changed to unlimited. On the same date, Company issued the final 69,095 shares to vendors of the Surat basin assets which closed on March 1, 2012. On October 17, 2013 the Company issued 50,000 shares to a former Director of the Company for past services.

b)	Stock option plan:

Pursuant to resolutions of the Board of Directors of the Company dated January 9, 2013, the Company established a stock option plan for its directors, officers, consultants and employees under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding shares of the Company. At December 31, 2015 and 2014, no options have been issued under this plan.

c)	Warrants:

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

On January 18, 2015, the Company extended the warrants for two years, expiring January 18, 2017. All other terms remained the same. The incremental fair value with respect to extending the warrant term was not significant.

	Number of
	warrants	Amount
Balance, January 1, 2012	-	$-
Granted	5,000,000	254,938
Balance, December 31, 2015, 2014 and 2013	5,000,000	$254,938

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

13.	Finance expense:

	2015	2014	2013
Interest income on cash	$(3,874)	$(6,371)	$(7,530)
Interest expense	295,622	285,244	328,665
Accretion on decommissioning liability	10,494	12,597	13,117
Shareholder loan forgiveness	-	(31,494)	-
Accretion on shareholder loans	-	-	39,916
Accretion of accounts recievable	-	-	(11,969)
Net finance expense	$302,242	$259,976	$362,199

14.	Income taxes:

The provision for income taxes differs from the amount that would have been expected by applying the combined federal and provincial tax rates to the loss for the year. This difference results from the following items:

	2015	2014	2013
Loss before tax	$(462,647)	$(322,400)	$(982,929)
Combined tax rate	25.0%	25.0%	25.0%
Expected income tax reduction	$(115,662)	$(80,600)	$(245,732)
Increase (decrease) resulting from:
Effect of foreign tax rates	(13,141)	(13,187)	(31,892)
Share-based compensation	-	-	63,735
Change in unrecognized deferred tax assets	127,787	93,278	159,673
Non-deductible and other	6,062	13,330	76,919
Income tax expense	5,046	12,821	22,703

Total tax recovery	$-	$-	$-

Deferred tax assets have not been recognized in respect of the following temporary differences:

As at December 31	2015	2014	2013
Canada:
Property, plant and equipment / exploration and evaluation assets	$-	$-	$-
Decommissioning obligations	-	-	-
Share issue costs	58,010	116,021	174,032
Non-capital losses (expire 2024 to 2034)	4,486,366	4,307,618	4,180,104

	$4,544,376	$4,423,639	$4,354,136

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

As at December 31	2015	2014	2013
Australia:
Property, plant and equipment / exploration and evaluation assets	$-	$-	$-
Decommissioning obligations	28,683	18,189	5,591
Non-capital losses	1,112,794	850,101	598,950

	$1,141,477	$868,290	$604,541

As at December 31	2015	2014	2013
USA:
Non-capital losses	$-	$-	$12,890
	$-	$-	$12,890

The components of the recognized deferred income tax asset (liability) are as follows:

As at December 31	2015	2014	2013

Property, plant and equipment / exploration and evaluation assets	$(345,041)	$(373,161)	$(401,282)
Decommissioning obligations	142,803	142,803	142,803
Non-capital losses	202,238	230,358	258,479

	$-	$-	$-

Deferred tax assets have not been recognized in respect of these items because it is not probable that future tax profit will be available against which the Company can utilize the benefits.

15.	Related party transactions:

a)	Shareholder loans:

The Company’s shareholder loans are described in note 8. The loans were negotiated between the Company and the shareholders on terms comparable to arms-length transactions of similar type. The fair value of the shareholder loans approximates their carrying value at December 31, 2015, 2014 and 2013.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013 (US Dollars)

b)	Compensation of key management personnel:

The remuneration of directors and other key management personnel during the years ended December 31, 2015, 2014 and 2013 was as follows:

	2015	2014	2013
Share-based compensation	$-	$-	$254,938
Director compensation	-	-	12,500
	$-	$-	$267,438

The remuneration of directors and key executives is determined by the Board of Directors having regard to the performance of individuals and market trends. During 2015, 2014 and 2013, the Company did not incur any salaries and no key management or Director received any salary or consulting fees. During 2013, one former Company Director received 50,000 shares at a deemed value of $0.25 per share for past directors fees.

During 2013, key Company personnel received performance warrants. The fair value of these warrants was estimated using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield.

16.	Loss per share:

Basic per share amounts are calculated using the weighted average number of shares outstanding of 64,056,876 for the year ended December 31, 2015 (2014 – 64,056,876). In computing diluted per share amounts, all of the Company’s outstanding warrants were excluded from the calculation of the weighted average number of common shares outstanding as they were anti-dilutive.

17.	Subsidiaries and jurisdictions:

The consolidated financial statements of the Company for the years ended December 31, 2015, 2014 and 2013 comprise the Company and the following subsidiaries:

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