Form 20-F
period 2016-12-31
CHELSEA OIL & GAS LTD.
filed 2017-05-01
CIK 1061288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2016

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

64,056,876 Common Shares, no par value as of December 31, 2016

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
Yes [   ]        No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[X] International Financial Reporting Standards
[ ] U.S. GAAP	as issued by the International Accounting	[ ] Other
Standards Board

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [   ]    Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ]        No [X]

-i-

TABLE OF CONTENTS
(continued)

-ii-

TABLE OF CONTENTS
(continued)

-iii-

INTRODUCTION AND USE OF CERTAIN TERMS

            Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2016.

            Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms “Chelsea”, “we”, “us” “our” the “Corporation” and the “Company” refer to Chelsea Oil and Gas Ltd. All dollar amounts contained in this Form 20-F are expressed in U.S. dollars and references to “dollars”, “$”, “US$” or “USD” are to U.S. dollars, and all references to “A$” or “AUD” are to Australian dollars and “C$” are to Canadian dollars. In addition, unless the context suggests otherwise, references to:

  “ABCA” means the Business Corporations Act (Alberta), as amended or re-enacted, including the regulations promulgated thereunder;

  “ACOR” means Australian-Canadian Oil Royalties Ltd., a predecessor of Chelsea;

  “AIF” means the Annual Information Form including the appendices hereto filed by Chelsea for the year ended December 31, 2016 pursuant to Canadian National Instrument (“NI”) 51- 105;

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

  “Central” means Central Petroleum Ltd.;

  “CFI” means Carbon Farming Initiative;

  “Chapman” means Chapman Petroleum Engineering Ltd., engaged by Chelsea to complete a NI 51-101 reserve report on Chelsea’s assets in the Surat Basin in;

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

  “EA” means Environmental Authority;

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

  “ITME” means International TME Resources Inc.;

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

  “Native Title Act” means the Native Title Act 1933 (Cwth), as amended;

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

  “Petroleum Act” means the Petroleum Act 1923 (QLD);

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

  “Santos” means Santos Ltd. an Australian oil company;

  “Simpson Basin” means the intracratonic early to middle Triassic basin occupying 100,000km2 of northern South Australia, south east Northern Territory and south west Queensland;

  “Statoil” means Statoil ASA;

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

  “Total” means Total S.A;

  “US GAAP” means United States Generally Accepted Accounting Principles;

  “Warrant” means one Common Share purchase warrant of the Corporation; and

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

            Not applicable.

ITEM 3. KEY INFORMATION

3.A      SELECTED FINANCIAL DATA

            The following table presents financial data for Chelsea as of and for the periods indicated:

	As at December 31,
	2016	2015	2014	2013	2012
Total assets	$10,532,948	$10,786,357	$12,305,046	$13,845,019	$11,073,620
Current liabilities	$4,876,262	$4,457,722	$4,310,779	$4,418,783	$3,667,974
Shareholders’ equity	$5,290,169	$5,968,352	$7,603,365	$9,010,936	$6,937,162
Weighted-average shares outstanding	64,056,876	64,056,876	64,056,876	56,027,645	43,670,542

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
Revenue	$36,701	$68,974	$361,990	$98,805	$79,325
Net loss for the year	$542,938	$467,693	$335,221	$1,005,632	$382,955
Basic and diluted loss	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.01)
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

            2016

            During 2016 the Company’s efforts were focused on obtaining financing through the issuance of equity or debt instruments to existing and new investors, and monetizing assets held within the portfolio.

            Current Business Operations

            Throughout 2016 and to the date of this 20-F, the Corporation has continued to advance discussions with investors, which if successful, is expected to enable the Corporation to fund its operations and maintain its debt obligations for 2017 and 2018. There is no certainty that the Brokered Private Placement will be completed.

            In tandem, the Corporation has initiated discussions with multiple parties regarding the full or partial sale of some of its assets. The proceeds of any sale would be used by the Corporation to fund its operations and maintain its debt obligations for 2017 and 2018. There is no certainty that any asset sale will be completed.

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

4.D      PROPERTY, PLANT AND EQUIPMENT

            The Company’s principal office is located at 127, 10th Ave NW, Calgary, Alberta, Canada, T2M 0B4.

            The Company holds Working Interests and ORRI’s in Queensland, Victoria and South Australia. See Item 4.D “Property, Plant and Equipment – Working Interest Holdings”, Item 4.D “Property, Plant and Equipment – Producing Overriding Royalty Interests” and Item 4.D “Property, Plant and Equipment – Non-Producing Overriding Royalty Interests” below for an itemised listing of the Company’s interests and associated geographic region. Chelsea is an Australian focused exploration, development and production company with approximately 5.2 million net Working Interest acres of land onshore Australia. The Corporation has a portfolio of assets, as follows:

•	Surat-Bowen Basin: Six existing oil discoveries and one gas pool with independently evaluated reserves.

•	Georgina and Simpson Basins: multi-billion barrel potential in two emerging unconventional resource plays. .

•

Overriding Royalty Interests: In addition to its Working Interest lands, the Corporation also holds an ORRI in more than approximately 11.1 million gross acres (60,000 net acres) in both onshore and offshore basins in Australia.

            During 2016 and 2015, the Company received revenues from six of its ORRIs: PEL 111, PEL 115, ATP 267, ATP 299, ATP 560, and VIC/P54. For further information, see Item 5. “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operation”.

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

            Given the low overall recovery to date (0.770 mmbo or 6% of DPIIP) under primary production methods, there is an opportunity for a relatively low risk redevelopment of the proven productive oil pools. There are numerous water-flood projects in Western Canada, including some that recover as high as 40% OOIP. Good reservoir qualities of porosity and permeability, together with the high quality and mobility of the oil suggest that reservoir response should be similar to those observed when similar procedures have been implemented in Western Canada.

            On the PL 40 permit, also in the Surat-Bowen Basin, bypassed gas has been identified in three wells on Chelsea’s lands.

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

            No reserves are attributed to ATP 582.

            Overriding Royalty Interests

            Chelsea has ORRIs over more than approximately 9.3 million gross acres (60,000 net acres) in the Cooper, Gippsland (Offshore) and Victoria (Offshore VIC P54) basins. These interests have generated small amounts of revenue for the Corporation.

            Outlook

            Along with a 3D seismic survey of the productive trend, Chelsea’s future development plans call for conversion of Yellowbank Creek 1 to a water injection well, re-pressuring the reservoir at least partially, and reestablishing production from Yellowbank Creek 2 and 3. These wells were producing at an approximate 8% oil cut when shut-in, which should be able to be maintained at higher volumes upon re-pressuring and is in line with oil cuts experienced in western Canadian pools such as the Dina and Taber pools in Alberta, Canada.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

            The following Management’s Discussion and Analysis (“MD&A”) dated April 28, 2017 is a review of the results of operations and the liquidity and capital resources of Chelsea Oil and Gas Ltd. (“Chelsea” or the “Company”) for the years ended December 31, 2016, 2015 and 2014.

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

            General Discussion

            Georgina Basin

            In 2012, Total entered into the Georgina Basin through a farm-in whereby it would spend up to A$190.0 million by 2016 to earn a 68% Working Interest in an offsetting operators Georgina Basin lands. As well in 2012, Statoil entered into the Georgina Basin through a farm-in whereby it would spend up to A$210.0 million in separate offsetting Georgina Basin lands to earn an 80% Working Interest.

            In 2014, Statoil terminated its farm-in, and in 2017 Total terminated its farm-in. The termination of these farm-ins follows unsuccessful exploration results. Although the Corporation continues to see significant potential in ATP 582, with the termination of these farm-ins its ability to fund future exploration on this concession is in doubt.

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

            However without access to capital or a partner to fund the obligations and development of these assets, the company will be unable to realise this value. To that end, the Company’s current principle focus is securing finance or a funding partner.

            Overall Performance

            ACOR was incorporated April 28, 1997 in British Columbia, Canada. On September 27, 2013 ACOR was continued into the province of Alberta. On October 1, 2013, ACOR amalgamated with ITME and was renamed “Chelsea Oil and Gas Ltd.”. The address of the Company’s head office is 127, 10th Ave NW, Calgary, AB Canada.

            This MD&A and accompanying financial statements for the years ended December 31, 2016, 2015 and 2014 are prepared in accordance with IFRS as the Company is considered a Canadian Reporting Issuer. Chelsea reported under USGAAP and filed as a US Reporting Issuer until June 30, 2012, when the Company became a Foreign Private Issuer under applicable US Securities Laws.

            With the completion of the acquisition of International TME Resources Inc. (“ITME”) on October 1, 2013, the Company became a Canadian Reporting Issuer and files its continuing disclosure obligations required under MI 51-105 Issuers Quoted in the U.S. Over-The-Counter Markets.

            2016 Highlights

            For the year ended December 31, 2016 the Company’s main operations were the advancement of the Company’s fundraising and continued technical development of the portfolio. These efforts have continued through 2017.

            Results of Operations

            Royalty Income

            For the year ended December 31, 2016, the Company received $36,701 (2015 – $68,974, 2014 –$361,990) in freehold royalties from its ORRI both onshore and offshore Australia. The decrease over prior years is attributable to lower commodity prices over the comparative periods.

            General and administrative

            For the year ended December 31, 2016, the Company incurred $186,416 (2015 – $242,410, 2014 – $331,934) in general and administrative (“G&A”) expenses. The decrease over 2015 is attributable to reduced travel, professional and shareholder reporting costs in the current year. In 2014, G&A costs were attributable to professional costs.

            Depletion

            For the year ended December 31, 2016, the Company incurred $112,482 in depletion expense (2015 – $112,482, 2014 – $112,482). Depletion in 2016 is consistent with prior years as there has been no change in the depleatable base and the Company uses straight-line amortization as described in Note 3 of the audited financial statements for the years ending December 31, 2016, 2015 and 2014.

            Finance expense

            For the year ended December 31, 2016, the Company incurred $327,401 in finance expense (2015 – $302,244, 2014 – $259,976). The increase over prior years is attributable to compounding interest on the shareholder loan balance.

            Expense reimbursements

            During the year, the Company received $87,652 (2015 - $nil, 2014 - $nil) from an arms length party (the “Sponsor”. These receipts relate to ongoing travel and general and administrative expenses the Sponsor has agreed to fund during 2016 and 2017. The purpose of the reimbursements is for facilitating funding and restructuring efforts for the Company. There is no obligation to repay these unsecured advances.

            Foreign exchange (gain) loss

            For the year ended December 31, 2016 the Company experienced a foreign exchange loss of $37,623 (2015 – gain of $125,515, 2014 – gain of $20,002). The loss in the current year is attributable to weakness in the US dollar in the current period. The gains in the prior years were realized on the Company’s accounts payable as both the Australian and Canadian dollars depreciated against the US dollar during the periods.

            Current income tax expense

            For the year ended December 31, 2016, the Company incurred current income tax expenses of $3,369 (2015 – $5,046, 2014 – $12,821). Current income tax expense is derived from withholding taxes on the Company’s overriding and interest revenue received directly from Australian sources. The change over the prior years is commensurate with the change in revenue received from those sources over the same period.

            Net loss

            For the year ended December 31, 2016, the Company incurred a net loss of $542,938 (2015 – $467,693, 2014 – $335,221). The loss in 2016 was attributable to interest expenses and general and administrative costs. The lower loss in 2014 is attributable to significantly higher revenues, reflecting commodity prices during the year.

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

            For the year ended December 31, 2016, the Company’s foreign currency translation adjustment was a loss of $135,245 (2015 – $1,167,320, 2014 – $1,072,350). The adjustment in 2016 is attributable to the 2% decline in the Australian dollar compared to the US dollar over the year. The adjustment in 2015 and 2014 is attributable to the 12% decline in the Australian dollar compared to the US dollar over each comparable year.

Liquidity and Capital Resources

            At December 31, 2016, the Company had $15,341 (2015 – $121,620, 2014 – $463,546) in cash held in the Company’s bank accounts. The Company’s total accounts receivable as at December 31, 2016 was $6,527 (2015 – $9,048, 2014 – $35,852). The Company’s trade accounts payable and shareholder loans outstanding as at December 31, 2016 was $4.9 million (2015 – $4.5 million, 2014 – $4.4 million). The Company’s net working capital deficiency as at December 31, 2016 was $4.7 million (2015 – $4.3 million, 2014 – $3.8 million).

            During 2016 the Company received $87,652 (2015 - $nil, 2014 - $nil) from an arms length party (the “Sponsor”. These receipts relate to ongoing travel and general and administrative expenses the Sponsor has agreed to fund during 2016 and 2017. The purpose of the reimbursements is for facilitating funding and restructuring efforts for the Company. There is no obligation to repay these unsecured advances. Refer to Item 5 for additional disclosures.

            The Company has several projects in development. These include the exploration of the Georgina Basin on ATP 582, the exploitation of the Surat-Bowen Basin oilfields, and the development of the Louise gas field. In aggregate, the Company’s work commitments for these projects is estimated at $19.0 million Australian dollars.

            The Company has financed its operations to date through the issuance of common shares to founding directors and other shareholders. Refer to 2017 Summary herein and note 2 of the audited consolidated financial statements for the year ended December 31, 2016 for additional discussion of the Company’s liquidity and capital resources. The following table outlines the timing of the Company’s debt and commitments:

Debt /	February	August	August	September	August
Commitment	2016	2020	2024	2029	2031	Total

US$
Shareholder loan	4,201,120	-	-	-	-	4,201,120
Total US$	4,201,120	-	-	-	-	4,201,120

A$
ATP 582	-	11,000,000	-	-	-	11,000,000
PL 18	-	-	5,000,000	-	-	5,000,000
PL 40	-	-	-	2,000,000	-	2,000,000
PL 280	-	-	-	-	1,000,000	1,000,000
Total A$	-	11,000,000	5,000,000	2,000,000	1,000,000	19,000,000

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

Subsequent Events

            No undisclosed subsequent events from December 31, 2016 to the date of this 20-F.

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

Securities Authorized For Issuance Under Compensation Plans

            Share options

            The Company has a share option plan (“Option Plan”) whereby it can issue up to 10% of its common shares to directors, management and consultants at a price in the context of the market price of the shares, or such a price as determined by the directors. As at April 28, 2017, the Company has not issued any options pursuant to the Option Plan.

            Warrants

            On January 9, 2013, the Company issued 5.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period. On January 18, 2015, the Company extended the warrants for two years, expiring January 18, 2017. All other terms remained the same. On January 18, 2017 all 5.0 million of the warrants expired out of the money.

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

CONTRACTUAL OBLIGATIONS

            The table below outlines our contractual obligations as at December 31, 2016 in millions of Australian dollars:

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

            As at December 31, 2016, the Company’s financial instruments are cash, accounts receivable and accounts payable and accrued liabilities and shareholder loans. The carrying amounts reflected in the balance sheet are carrying amounts and approximate their fair values due to the short-term nature and negligible credit losses.

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

6.B      COMPENSATION

            The remuneration of directors and key executives is determined by the Board of Directors having regard to the performance of individuals and market trends. During 2016, 2015 and 2014, the Company did not incur any salaries and no key management or Director received any salary or consulting fees.

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

            As of April 28, 2017, 31% shares of the Company’s outstanding common stock were held by 339 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of April 28, 2017, DTC was the holder of record of 16.1 million shares.

7.B      RELATED PARTY TRANSACTIONS

            Shareholder loans

            The Company’s shareholder loans are described in note 8 on the audited consolidated financial statements for the year ended December 31, 2016. The loans were negotiated between the Company and the shareholders on terms comparable to arms-length transactions of similar type. The fair value of the shareholder loans approximates their carrying value at December 31, 2016 and 2015.

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

            The following table summarizes the annual high and low market prices for the five most recent full financial years:

	US$
	High	Low
2016	0.04	0.01
2015	0.11	0.01
2014	0.30	0.04
2013	0.35	0.04
2012	0.10	0.35

            The following table summarizes the quarterly high and low market prices for each full financial quarter over the two most recent full financial years:

	2016		2015
US$	High	Low	High	Low
1st Quarter	0.04	0.01	0.10	0.04
2nd Quarter	0.02	0.01	0.11	0.04
3rd Quarter	0.02	0.01	0.10	0.04
4th Quarter	0.02	0.01	0.08	0.01

            The following table summarizes monthly high and low market prices for each of the most recent six months:

	US$
	High	Low
April 2017	0.01	0.01
March 2017	0.01	0.01
February 2017	0.01	0.01

January 2017	0.01	0.01
December 2016	0.01	0.01
November 2016	0.01	0.01

     The approximate number of securities holders of record of the Company on April 28, 2017 was 390 of record, which does not include stockholders whose shares are held in street or nominee names. We have no outstanding stock options. See Item 5. “Operating and Financial Review and Prospects – Warrants” for additional information.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

            None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

            None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

            In connection with the preparation of this Form 20-F, an evaluation was carried out by our management, with the participation of the Chief Executive Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of December 31, 2016. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer, to allow timely decisions regarding required disclosures.

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

            Our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that there was no material weakness in our internal controls over financial reporting, and accordingly, our controls are effective.

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

Changes in Internal Control

            There was no change in our internal control over financial reporting during the year ended December 31, 2016, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

            MNP LLP was appointed as the Corporation’s auditor on April 12, 2017. Prior thereto, KPMG LLP was the auditor of the Corporation from March 31, 2014. The following table provides information about the fees billed to the Corporation for professional services rendered by KPMG LLP and MNP LLP during the three prior fiscal years:

	2016	2015	2014
	MNP	KPMG	KPMG
Audit Fees	$30,000	$10,000	$60,000
Audit-Related Fees	-	$50,000	-
Tax Fees	-	$7,500	-
All Other Fees	-	-	-
Total:	$30,000	$67,500	$60,000

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

            In the year ended December 31, 2016, none of our common shares were repurchased and cancelled.

16.F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

            Effective April 10, 2017, our board of directors resolved to appoint MNP LLP (“MNP”) as the Company’s independent registered public accounting firm, and KPMG LLP (“KPMG”) was dismissed on the same day. We reported the change in our independent registered public accounting firm to appropriate Canadian regulators on April 19, 2017. The change was not made due to any disagreements with KPMG LLP.

            The report of KPMG on our consolidated financial statements as at December 31, 2015 and 2014 and for each of the years in the three year period ended December 31, 2015 contained no adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope, or accounting principles. The report of KPMG did contain an emphasis of matter paragraph in relation to the Company’s working capital deficiency as at December 31, 2015, which included shareholder loans that had matured and were in default, and the negative cash flow from operation for the year ended December 31, 2015, which events casted significant doubt about the Company’s ability to continue as a going concern.

            During the two fiscal years ended December 31, 2014 and 2015, and the subsequent interim period through April 12, 2017, the date of resignation of KPMG, there have been no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG, would have caused it to make reference thereto in their reports on the consolidated financial statements for such years.

            During the two fiscal years ended December 31, 2014 and 2015, and the subsequent interim period through April 12, 2017, there have been no reportable events requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

            We provided a copy of the above disclosure under this Item 16F to KPMG and requested that KPMG furnish a letter stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from KPMG is filed as Exhibit 16.1.

            During the two fiscal years ended December 31, 2014 and 2015, and the subsequent interim period prior to our engagement of MNP, neither we nor anyone on our behalf consulted MNP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with MNP or a reportable event. Also, during the two fiscal years ended December 31, 2014 and 2015, and the subsequent interim period prior to our engagement of MNP, we have not obtained any written report or oral advice that MNP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

            As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F, and the term “disagreement” shall be interpreted in accordance with Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F.

16.G    CORPORATE GOVERNANCE

            Our corporate practices are not materially different from those required of domestic corporations under the NYSE listing standards.

16.H    MINE SAFETY DISCLOSURES

            Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd−Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2016, we did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

PART III

ITEM 17. FINANCIAL STATEMENTS

            Not applicable.

ITEM 18. FINANCIAL STATEMENTS

            See the list of financial statements on page F-1 which are filed as part of this annual report on Form 20-F.

ITEM 19. EXHIBITS

            The following exhibits are incorporated by reference or filed with this 20-F as denoted below:

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

8.1	Significant Subsidiaries (as defined in (210.1-02(w) of Regulation S-X) of Chelsea Oil & Gas Ltd. (incorporated by reference to Item 4 “Information on the Company”)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)

12.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)

16.1	Letter from KPMG LLP regarding Notice of Change of Auditors of Chelsea Oil and Gas Ltd.(1)

16.2	Consent letter from MNP LLP(1)

(1) Filed as an exhibit to this 20-F.

SIGNATURE

            The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

            Dated: April 28, 2017

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

Chelsea Oil and Gas Ltd.

Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014

Chelsea Oil and Gas Ltd.
Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014

Independent Auditors’ Report

To the Shareholders of Chelsea Oil and Gas Ltd.

We have audited the accompanying consolidated financial statements of Chelsea Oil and Gas Ltd., which comprise the consolidated statement of financial position as at December 31, 2016, the consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Chelsea Oil and Gas Ltd. as at December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter
Without qualifying our opinion, we draw attention to note 2 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts significant doubt about Chelsea Oil and Gas Ltd.'s ability to continue as a going concern.

Other Matter
The consolidated financial statements of Chelsea Oil and Gas Ltd. as December 31, 2015 and for the year then ended, were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on April 29, 2016.

Calgary, Alberta
April 28, 2017	Chartered Professional Accountants

Chelsea Oil and Gas Ltd.
Consolidated Statements of Financial Position
(US Dollars)

		December 31	December 31
As at	Notes	2016	2015

Current assets
Cash	7	$15,341	$121,620
Accounts receivable		6,527	9,048
Current assets		21,868	130,668

Restricted cash	7	172,703	174,859
Property, plant and equipment	9	787,278	899,760
Exploration and evaluation assets	10	9,551,099	9,581,070
Non-current assets		10,511,080	10,655,689

Assets		$10,532,948	$10,786,357

Liabilities
Current liabilities
Shareholder loans	8	$4,201,120	$3,881,185
Trade and other payables		675,142	576,537
Current liabilities		4,876,262	4,457,722

Decommissioning liabilities	11	366,517	360,283

Shareholders' equity
Common stock	12	14,056,459	14,056,459
Warrants	12	254,938	254,938
Contributed surplus		176,752	176,752
Accumulated deficit		(6,144,282)	(5,601,344)
Accumulated other comprehensive loss		(3,053,698)	(2,918,453)
Shareholders' equity		5,290,169	5,968,352

Shareholders' equity and liabilities		$10,532,948	$10,786,357

Going concern	2
Commitments	18

The notes are an integral part of these consolidated financial statements.

Apporoved on behalf of the Board of Directors:

/s/ Bill Petrie Sr	/s/ Jesse Meidl
William Petrie Sr	Jesse Meidl

Chelsea Oil and Gas Ltd.
Consolidated Statements of Comprehensive Loss
(US Dollars)

		December 31	December 31	December 31
For the years ended	Notes	2016	2015	2014

Revenues
Royalty income		$36,701	$68,974	$361,990
		36,701	68,974	361,990
Expenses
General and administrative		186,416	242,410	331,934
Depletion	9	112,482	112,482	112,482
Finance expense	13	327,401	302,244	259,976
Expense reimbursements	19	(87,652)	-	-
Foreign exchange (gain) loss		37,623	(125,515)	(20,002)
		576,270	531,621	684,390

Net loss before tax		(539,569)	(462,647)	(322,400)
Current income tax expense	14	3,369	5,046	12,821
Deferred income tax expense	14	-	-	-
Net income loss		(542,938)	(467,693)	(335,221)

Foreign currency translation adjustment		135,245	1,167,320	1,072,350
Comprehensive loss		$(678,183)	$(1,635,013)	$(1,407,571)

Net loss per share (basic and diluted)	16	$(0.01)	$(0.01)	$(0.01)

The notes are an integral part of these consolidated financial statements.

Chelsea Oil and Gas Ltd.
Consolidated Statements of Changes in Equity
(US Dollars)

		December 31	December 31	December 31
As at	Notes	2016	2015	2014

Share capital
Balance, beginning and end of year	12	$14,056,459	$14,056,459	$14,056,459

Warrants
Balance, beginning and end of year	12	254,938	254,938	254,938

Contributed surplus
Balance, beginning and end of year	12	176,752	176,752	176,752

Accumulated other comprehensive loss
Balance, beginning of year		(2,918,453)	(1,751,133)	(678,783)
Foreign currency translation adjustment		(135,245)	(1,167,320)	(1,072,350)
Balance, end of year		(3,053,698)	(2,918,453)	(1,751,133)

Accumulated deficit
Balance, beginning of year		(5,601,344)	(5,133,651)	(4,798,430)
Loss for the year		(542,938)	(467,693)	(335,221)
Balance, end of year		(6,144,282)	(5,601,344)	(5,133,651)

Total equity		$5,290,169	$5,968,352	$7,603,365

The notes are an integral part of these consolidated financial statements.

Chelsea Oil and Gas Ltd.
Consolidated Statements of Cash Flows
(US Dollars)

	December 31	December 31	December 31
For the years ended	2016	2015	2014

Operating activities
Net loss	$(542,938)	$(467,693)	$(335,221)

Items not affecting cash
Depletion	112,482	112,482	112,482
Interest on shareholder loans	319,935	295,570	285,143
Debt forgiveness	-	-	(31,494)
Accretion on decommissioning obligations	10,545	10,494	12,597
Unrealized foreign exchange (gain) loss	37,623	(125,515)	(20,002)
Operating cashflow before working capital movements	(62,353)	(174,662)	23,505
Change in non-cash working capital	55,080	(49,033)	(152,331)
Total cash used in operating activities	(7,273)	(223,695)	(128,826)

Financing activities
Decrease in restricted cash	2,156	20,552	23,893
Repayment of shareholder loans and interest	-	-	(151,470)
Total cash provided by (used in) financing activities	2,156	20,552	(127,577)

Investing activities
Sale of overriding royalty interest	-	-	25,000
Sale of exploration and evaluation assets	-	-	806,115
Net exploration and evaluation expenditure	(93,383)	(141,960)	(187,567)
Total cash provided by (used in) investing activities	(93,383)	(141,960)	643,548

Increase (decrease) in cash	(98,500)	(345,102)	387,145
Foreign exchange gain (loss) on cash denominated in a foreign currency	(7,779)	3,177	(18,597)
Cash, beginning of year	121,620	463,546	94,998
Cash, end of year	$15,341	$121,620	$463,546

Cash interest paid	$-	$-	$17,220
Cash interest received	$3,079	$3,872	$6,371
Taxes paid	$3,369	$5,046	$12,821

The notes are an integral part of these consolidated financial statements.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

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

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s properties are principally in the exploration and development stage and, as a result, the Company has minimal sources of operating cash flow. The continued operations, and exploration and development activities (including commitments in note 18) depend on the ability of the Company to obtain financing. For the year ended December 31, 2016, the Company has negative cash flow from operations. It has an accumulated deficit of $6.1 million and a working capital deficit of $4.9 million at December 31, 2016 which includes $4.2 million of shareholder loans that matured in February 2016 and are unpaid and in default. These conditions create a material uncertainty that casts significant doubt on the Company’s ability to continue as a going concern.

Additional funds will be required to explore and develop the Company’s properties and to place them into commercial production. During the year, the Company received reimbursements from an arm’s length party (the “Sponsor”) for facilitating funding and restructuring efforts for the Company in 2016 and 2017. There is no obligation to repay these reimbursements.

The only other source of future funds presently available to the Company is through the issuance of share capital, or by the sale of an interest in any of its working and royalty interests in whole or in part. The Company is in discussions with the note holder to extend the maturity date of the shareholder loan. The ability of the Company to arrange such financing or sale of an interest in the future will depend in part upon the prevailing market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company or at all. If additional financing is raised through the issuance of shares, control of the Company may change and shareholders may suffer dilution. If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests.

The amounts shown as property, plant and equipment and exploration and evaluation assets represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for property, plant and equipment and exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its exploration and evaluation assets, and on future profitable production or proceeds from the disposition of the property, plant and equipment and exploration and evaluation interests. The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the classifications used in the statement of financial position. The appropriateness of the going concern basis is dependent upon the events and circumstances outlined above.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

3.	Basis of preparation:

	a)	Statement of compliance:

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards and interpretations (collectively referred to as “IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in effect at January 1, 2016. These consolidated financial statements were approved by the Board of Directors on April 28, 2017.

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

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

3.	Basis of preparation (continued):

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

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

4.	Significant accounting policies (continued):

a)	Basis of consolidation (continued):

(ii) Jointly owned operations and jointly owned assets:

The Company conducts many of its oil and gas production activities through jointly controlled operations and the financial statements reflect only the Company’s proportionate interest in such activities. Joint control exists for contractual arrangements governing the Company's assets whereby the Company has less than 100 per cent working interest, all of the partners have control of the arrangement collectively, and spending on the project requires unanimous consent of all parties that collectively control the arrangement and share the associated risks. The Company does not have any joint arrangements that are structured through joint venture arrangements.

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

ii)

Assets and liabilities of the Company’s Australian operations are translated into US dollars at period- end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in accumulated other comprehensive income (“AOCI”).

c)	Financial instruments:

(i) Non-derivative financial instruments:

Non-derivative financial instruments comprise cash, accounts receivable, shareholder loans and trade and other payables. Non-derivative financial instruments are recognized initially at fair value. Subsequent to initial recognition non-derivative financial instruments are measured as described below. Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

4.	Significant accounting policies (continued):

c)	Financial instruments (continued):

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

Other:

Other non-derivative financial instruments, such as accounts receivable, shareholder loans and trade and other payables, are measured at amortized cost using the effective interest method, less any impairment losses for financial assets.

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

Expenditures on major maintenance, inspections or overhauls are capitalized when the item enhances the life or performance of an asset above its original standard. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to- day servicing of property, plant and equipment are recognized in profit or loss as incurred. Where an asset or part of an asset that was separately depreciated is replaced and it is probable that future economic benefits associated with the item will flow to the Company, the expenditure is capitalized and the carrying amount of the replaced asset is derecognized.

General and administrative costs associated with property acquisition development activities are capitalized.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

4.	Significant accounting policies (continued):

d)	Property, plant and equipment and exploration and evaluation assets:

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

The assessment of technical feasibility and commercial viability is performed on an area level basis unless further sub-division is merited. Depending on the extent and complexity of the prospective play, many wells may need to be drilled and potentially significant E&E costs accumulated prior to obtaining enough information to make the determination of technical feasibility and commercial viability possible. E&E costs are not amortized prior to the conclusion of appraisal activities. At the completion of appraisal activities, if technical feasibility is demonstrated and commercial reserves are discovered, then, the carrying value of the relevant E&E asset will be reclassified as a D&P asset into the CGU to which it relates, but only after the carrying value of the relevant E&E asset has been assessed for impairment, and where appropriate, its carrying value adjusted. Typically, technical feasibility and commercial viability of extracting a mineral resource is considered to be demonstrable when proved or probable reserves are determined to exist. However, if the Company determines the area or portion thereof is not technically feasible and commercially viable, accumulated E&E costs are expensed.

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

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

4.	Significant accounting policies (continued):

d)	Property, plant and equipment and exploration and evaluation assets:

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

The carrying amount of D&P assets are reviewed for impairment when indicators of such impairment exist. If any indication of impairment exists an estimate of the asset’s recoverable amount is calculated. Assets are grouped for impairment assessment purposes at CGU level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets. The recoverable amount of an asset or CGU is the greater of its fair value less costs of disposal and its value in use. Where the carrying amount of an asset group exceeds its recoverable amount, the asset group is considered impaired and is written down to its recoverable amount. An impairment loss is charged to the statement of comprehensive loss.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)
4.	Significant accounting policies (continued):

e)	Impairment:

In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the asset group and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money. Fair value less costs of disposal is generally determined at the current market bid price, when an active market exists. The intent is that this represents what a market participant would pay to acquire control of the CGU.

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

g)	Share-based payments:

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

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

4.	Significant accounting policies (continued):

Decommissioning obligations:

The Company’s activities can give rise to dismantling, decommissioning and site disturbance re- mediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

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

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

4.	Significant accounting policies (continued):

l)	Segment reporting:

A segment is a distinguishable component of the Company that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographic segment), which is subject to risks and returns that are different from those of other segments. The Company has one reportable segment, which comprises all property, plant and equipment and exploration and evaluation assets in Australia. Property, plant and equipment is comprised primarily of overriding royalty interests, which are the only revenue generating assets of the Company.

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

In July 2014, the IASB issued the complete IFRS 9 ("IFRS 9 (2014)"). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model. The extent of the impact of adoption of the standard has not yet been determined.

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
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

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

The carrying value of cash, accounts receivables, shareholder loans and trade and other payables included in the consolidated statements of financial position approximate fair value due to the short term nature of those instruments.

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

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

6.	Financial risk management (continued):

a)	Credit risk:

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

The Company’s accounts receivable are with overriding royalty owners, customers and joint arrangement partners who are in the petroleum and natural gas business and are subject to normal credit risks. Concentration of credit risk is mitigated by marketing production to purchasers under normal industry sale and payment terms. The Company routinely assesses the financial strength of its customers and joint venture partners. The Company’s maximum exposure to credit risk relates to its cash and cash equivalents and accounts receivable.

Accounts receivable:

The Company’s operations are primarily in Australia. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each counter party. The Company expects to collect the outstanding receivables in the normal course of operations. As at December 31, 2016 the Company’s accounts receivables are current and due within 90 days.

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

Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters and political unrest. To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. As at December 31, 2016, the Company’s financial liabilities being trade and other payables and shareholder loans are due within one year (refer to note 2).

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

6.	Financial risk management (continued):

c)	Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The shareholder loans bear interest at the prescribed rate in the debenture agreements. The effect of interest rate fluctuations would not have had a significant effect on the Company’s reported net loss for the years ended December 31, 2016, 2015, and 2014.

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

The following table contains an analysis of US$ equivalent cash balances, trade receivables and trade payables denominated in each currency:

	Cash and	Trade	Trade
As at December 31, 2016	Restricted Cash	Recievables	Payables
Denominated in US$	$12,565	$2,328	$305,351
Denominated in A$	174,824	1,628	74,038
Denominated in C$	655	2,571	295,753
	$188,044	$6,527	$675,142

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

6.	Financial risk management (continued):

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

At December 31, 2016, the Company held cash of $15,341 (2015 – $121,620). Cash at banks earn interest at floating rates based on daily bank deposit rates. Short term deposits are made for varying periods of between one day and three months, depending on the cash requirements of the Company, and earn interest at the respective short term deposit rates.

At December 31, 2016, the Company held restricted cash of $172,703 (2015 – $174,859). Restricted cash is cash held on deposit with a chartered Australian bank which will be returned to the Company when it satisfies the capital commitments pertaining to the licenses.

8.	Shareholder loans:

	2016	2015	2014
Loans on acquisition of Surat Basin properties	$3,000,000	$3,000,000	$3,000,000
Accrued and unpaid interest thereon	1,201,120	881,185	585,615
Loan to fund deposits	$-	$-	$134,250
Accrued and unpaid interest thereon	-	-	48,714
Repayment	-	-	(151,470)
Debt forgiveness	-	-	(31,494)
	$4,201,120	$3,881,185	$3,585,615

Concurrent with the acquisition of the assets in the Surat Basin in Australia, on March 1, 2012 the Company agreed to pay certain vendors $3.0 million within 12 months and 8.57 million shares of the Company. The loan was non-interest bearing and was recorded at net present value of $2,770,084 and is secured by the Surat assets.

At January 1, 2013, the net present value of the loan was $2,960,396. On March 25, 2013, the Company agreed to amend the terms of the loan so that interest would accrue at 8% per annum, with interest accruing from September 1, 2012.

On February 28, 2015, the Company and shareholder agreed to extend the loan to February 28, 2016. At the date of these financial statements the shareholder has the right to demand repayment. The debt continues to accrue interest on the same terms as previously agreed. The Company is in discussions with the debtholder to further extend maturity of the debt.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

8.	Shareholder loans (continued):

During 2011, the Company borrowed $243,500 from two stockholders to fund the deposit for one of its exploration concessions in Australia. In the third quarter of 2012, $109,250 plus accrued interest of $6,958 was repaid. In the third quarter of 2014, the Company paid $151,470, and the stockholders agreed to forgive the remaining $31,494 outstanding.

9.	Property, Plant and Equipment:

Cost or deemed cost
Balance, January 1, 2014	$1,203,999
Dispositions	(25,000)
Balance, December 31, 2016, 2015 and 2014	$1,178,999

Accumulated depletion and depreciation
Balance, January 1, 2014	$54,275
Depletion and depreciation expense	112,482
Balance, December 31, 2014	$166,757
Depletion and depreciation expense	112,482
Balance, December 31, 2015	$279,239
Depletion and depreciation expense	112,482
Balance, December 31, 2016	$391,721

Net book value
As at December 31, 2014	$1,012,242
As at December 31, 2015	$899,760
As at December 31, 2016	$787,278

The Company’s property, plant and equipment is comprised primarily of its overriding royalty interests in Australia. These interests are currently the Company’s only revenue generating asset.

On October 29, 2014, Company disposed of certain overriding royalty interests to an arms-length party.

At December 31, 2016, there were no indicators of impairment identified. As a result no impairment testing was conducted.

At December 31, 2015, management identified impairment indicators in its D&P CGU as a result of a decline in global commodity prices and significantly reduced access to debt and equity financings in the exploration and production sector. The recoverable amount of the CGU was estimated using fair value less costs of disposal based on comparable market transactions and multiples. It was determined that no impairment was required as the recoverable amount was higher than the carrying amount.

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

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

10.	Exploration and evaluation assets:

Balance, January 1, 2014	$12,289,692
Additions	187,567
Dispositions	(806,115)
Foreign exchange translation	(1,073,150)
Balance, December 31, 2014	$10,597,994
Additions	141,960
Foreign exchange translation	(1,158,884)
Balance, December 31, 2015	$9,581,070
Additions	93,383
Foreign exchange translation	(123,354)
Balance, December 31, 2016	$9,551,099

Intangible exploration and evaluation assets consist of the Company’s exploration projects which are pending the determination of proven or probable reserves, or pending the decision by the Company to elect to proceed with the development of a project.

On October 29, 2014, the Company completed the sale of certain E&E assets in Australia for net proceeds of $0.8 million.

11.	Decommissioning liability:

The Company’s decommissioning liability results from the ownership interest in oil and natural gas assets. The Company has estimated the net present value of the decommissioning liability to be $366,517 as at December 31, 2016 (2015 – $360,283, 2014 – $390,902) based on an undiscounted inflation-adjusted total future liability of A$671,718 (2015 and 2014 – A$671,718). These payments are expected to be made over the next 25 years with the majority of costs to be incurred between 2024 and 2029. At December 31, 2016, the liability has been calculated using an inflation rate of 3.0% (2015 and 2014 – 3.0%) and discounted using a risk-free rate of 3.0% (2015 and 2014 – 3.0%).

Balance, January 1, 2014	$415,300
Accretion expense	12,597
Foreign exchange translation	(36,995)
Balance, December 31, 2014	$390,902
Accretion expense	10,494
Foreign exchange translation	(41,113)
Balance, December 31, 2015	360,283
Accretion expense	10,545
Foreign exchange translation	(4,311)
Balance, December 31, 2016	366,517

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

12.	Share capital:

a)	Authorized:

Unlimited number of common shares with no par value.
Unlimited number of preferred shares, of which none have been issued.

b)	Issued and outstanding:

	Number of
	shares	Amount
Balance, January 1, 2014 and December 31, 2016 and 2015 and 2014	64,056,876	$14,056,459

b)	Stock option plan:

Pursuant to resolutions of the Board of Directors of the Company dated January 9, 2013, the Company established a stock option plan for its directors, officers, consultants and employees under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding shares of the Company. At December 31, 2016 and 2015, no options have been issued under this plan.

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

On January 18, 2017, all 5.0 million of the warrants expired out of the money.

13.	Finance expense:

	2016	2015	2014
Interest income on cash	$(3,079)	$(3,872)	$(6,371)
Interest expense	319,935	295,622	285,244
Accretion on decommissioning liability	10,545	10,494	12,597
Shareholder loan forgiveness	-	-	(31,494)
Net finance expense	$327,401	$302,244	$259,976

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

14.	Income taxes:

The provision for income taxes differs from the amount that would have been expected by applying the combined federal and provincial tax rates to the loss for the year. This difference results from the following items:

	2016	2015	2014
Loss before tax	$(539,569)	$(462,647)	$(322,400)
Combined tax rate	27.0%	25.0%	25.0%
Expected income tax reduction	$(145,684)	$(115,662)	$(80,600)
Increase (decrease) resulting from:
Effect of foreign tax rates	(9,496)	(13,141)	(13,187)
Change in unrecognized deferred tax assets	155,249	127,787	93,278
Non-deductible and other	3,300	6,062	13,330
Income tax expense	3,369	5,046	12,821

The statutory tax rate increased from 25% to 27% due to an increase in the Alberta provincial tax rate effective July 1, 2015.

The components of the recognized deferred income tax asset (liability) are as follows:

As at December 31	2016	2015	2014

Property, plant and equipment / exploration and evaluation assets - Canada	$(188,047)	$(202,238)	$(230,358)
Non-capital losses – Canada	188,047	202,238	230,358
Property, plant and equipment / exploration and evaluation assets – Canada	(142,803)	(142,803)	(142,803)
Decommissioning obligations – Australia	109,955	142,803	142,803
Non-capital losses – Australia	32,848	-	-

Deferred tax asset (liability)	$-	$-	$-

Deferred tax assets have not been recognized in respect of the following temporary differences:

As at December 31	2016	2015	2014
Canada:
Share issue costs	$-	$58,010	$116,021
Non-capital losses (expire 2024 to 2034)	4,759,377	4,486,366	4,307,618

	$4,759,377	$4,544,376	$4,423,639

As at December 31	2016	2015	2014
Australia:
Decommissioning obligations	$-	$28,683	$18,189
Non-capital losses	1,316,752	1,112,794	850,101

	$1,316,752	$1,141,477	$868,290

Deferred tax assets have not been recognized in respect of these items because it is not probable that future tax profit will be available against which the Company can utilize the benefits.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

15.	Related party transactions:

a) Shareholder loans:

The Company’s shareholder loans are described in note 8. The loans were negotiated between the Company and the shareholders on terms comparable to arms-length transactions of similar type. The fair value of the shareholder loans approximates their carrying value at December 31, 2016, 2015 and 2014.

b) Compensation of key management personnel:

The remuneration of directors and key executives is determined by the Board of Directors having regard to the performance of individuals and market trends. During 2016, 2015 and 2014, the Company did not incur any salaries and no key management or Director received any salary or consulting fees.

During 2013, key Company personnel received performance warrants. The fair value of these warrants was estimated using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield. On January 18, 2017, all 5.0 million of the warrants expired out of the money.

16.	Loss per share:

Basic per share amounts are calculated using the weighted average number of shares outstanding of 64,056,876 for the year ended December 31, 2016 (2015 – 64,056,876, 2014 – 64,056,876). In computing diluted per share amounts, all of the Company’s outstanding warrants were excluded from the calculation of the weighted average number of common shares outstanding as they were anti-dilutive.

17.	Subsidiaries and jurisdictions:

The consolidated financial statements of the Company for the years ended December 31, 2016, 2015 and 2014 comprise the Company and the following subsidiaries:

	Country of		% Equity
	Incorporation	Assets Held	Interest
Chelsea Oil Australia Pty.	Australia	PL 18, PL 40, PL 280	100%
Cooper-Eromanga Oil Inc.	US	ATP 582	100%
Cooper Basin Oil and Gas Inc.	US	-	20%

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (US Dollars)

18.	Commitments:

		Remaining	Remaining
	Current	Work Commitment	Work Commitment	License
License	Phase	($ million)	(A$ million)	Term
PL 18	Later Development	$3.6	AUD 5.0	August 2024
PL 40	Later Development	$1.4	AUD 2.0	September 2029
PL 280	Initial Development	$0.7	AUD 1.0	August 2031
ATP 582	Second Term	$8.0	AUD 11.0	August 2020
		$13.7	AUD 19.0

19.	Expense reimbursements:

During the year, the Company received $87,652 (2015 - $nil, 2014 - $nil) reimbursements from the Sponsor. These reimbursements relate to travel and general and administrative expenses incurred during the year. The Sponsor has agreed to fund the Company’s funding and restructuring efforts. There is no obligation to repay these reimbursements.