Form 20-F
period 2017-12-31
CHELSEA OIL & GAS LTD.
filed 2018-05-01
CIK 1061288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2017

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

64,056,876 Common Shares, no par value as of December 31, 2017

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
Yes [   ]        No [X]

-i-

TABLE OF CONTENTS
(continued)

-ii-

TABLE OF CONTENTS
(continued)

-iii-

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2017.

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

•	“ATP 582” means Authority to Prospect number 582, issued pursuant to section 84 of the Petroleum and Gas (Production and Safety) Act 2004;

•	“BCBCA” means the Business Corporations Act (British Columbia), as amended or re- enacted, including the regulations promulgated thereunder;

•	“BCSC” has the meaning ascribed under Directors and Senior Management; Cease Trade Orders in this Form 20-F;

•	“Board of Directors” means the board of directors of Chelsea, as constituted from time to time, and where the context requires, includes any duly constituted committee thereof;

•	“Bowen Basin” means a foreland basin in eastern Queensland of Early Permian to Middle Triassic age sediments. It occupies about 160,000km2, the southern half of which is covered by the Surat Basin;

•	“Central” means Central Petroleum Ltd.;

•	“CFI” means Carbon Farming Initiative;

•	“Chapman” means Chapman Petroleum Engineering Ltd., engaged by Chelsea to complete a NI 51-101 reserve report on Chelsea’s assets in the Surat Basin in Australia;

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3. A	SELECTED FINANCIAL DATA

The following table presents financial data for Chelsea as of and for the periods indicated:

	As at December 31,
	2017	2016	2015	2014	2013
Total assets	$1,964,989	$10,532,948	$10,786,357	$12,305,046	$13,845,019
Current liabilities	$5,370,079	$4,876,262	$4,457,722	$4,310,779	$4,418,783
Shareholders’ equity / (deficiency)	$(3,807,490)	$5,290,169	$5,968,352	$7,603,365	$9,010,936
Weighted-average shares outstanding	64,056,876	64,056,876	64,056,876	64,056,876	56,027,645

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
Revenue	$19,899	$36,701	$68,974	$361,990	$98,805
Net loss for the year	$9,923,195	$542,938	$467,693	$335,221	$1,005,632
Basic and diluted loss per share	$(0.015)	$(0.01)	$(0.01)	$(0.01)	$(0.02)

3.B	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D	RISK FACTORS

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

ITEM 4. INFORMATION ON THE COMPANY

4. A	THREE YEAR HISTORY AND DEVELOPMENT OF CHELSEA

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

2016 and 2017

Since 2016, the Company’s efforts were focused on obtaining financing through the issuance of equity or debt instruments to existing and new investors, and monetizing assets held within the portfolio.

Current Business Operations

Throughout 2017 and to the date of this AIF, the Corporation has continued to advance discussions with investors, which if successful, is expected to enable the Corporation to fund its operations and maintain its debt obligations for 2018 and 2019. There is no certainty that any additional funding will be completed.

In tandem, the Corporation has initiated discussions with multiple parties regarding the full or partial sale of some of its assets. The proceeds of any sale would be used by the Corporation to fund its operations and maintain its debt obligations for 2018 and 2019. There is no certainty that any asset sale will be completed.

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

4. B	BUSINESS OVERVIEW

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

4. C	ORGANIZATIONAL STRUCTURE

Significant Subsidiaries

The following table sets forth each of our significant subsidiaries, the jurisdiction of organization and the percentage ownership held by us:

	Jurisdiction of	Percentage
	Organization	Ownership
Cooper-Eromanga Oil Inc.	Texas, USA	100%
Chelsea Oil Australia Pty Ltd.	Queensland, Australia	100%
1629518 Alberta Ltd.	Alberta, Canada	100%
Cooper Basin Oil & Gas Inc.	Texas, USA	20%

Organizational Charts

The chart below presents a summary of our ownership and organizational structure. Each subsidiary companies Country or State of domicile is represented in parenthesis, and the ownership of each subsidiary is represented as a percentage.

Chelsea is the parent and holding company for each of its wholly-owned subsidiaries and minority interest in Cooper Basin Oil and Gas Inc. Chelsea also directly holds all of the Corporation’s ORRIs.

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

During 2017 and 2016, the Company received revenues from six of its ORRIs: PEL 111, PEL 115, ATP 267, ATP 299, ATP 560, and VIC/P54. For further information, see Item 5. “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operation”.

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

See also the information contained under Item 3.D “Risk Factors” and Item 5 “Operating and Financial Review and Prospects”.

4. E	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”) dated April 30, 2018 is a review of the results of operations and the liquidity and capital resources of Chelsea Oil and Gas Ltd. (“Chelsea” or the “Company”) for the years ended December 31, 2017, 2016 and 2015.

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

This MD&A and accompanying financial statements for the years ended December 31, 2017, 2016 and 2015 are prepared in accordance with IFRS as the Company is considered a Canadian Reporting Issuer. Chelsea reported under USGAAP and filed as a US Reporting Issuer until June 30, 2012, when the Company became a Foreign Private Issuer under applicable US Securities Laws.

With the completion of the acquisition of International TME Resources Inc. (“ITME”) on October 1, 2013, the Company became a Canadian Reporting Issuer and files its continuing disclosure obligations required under MI 51-105 Issuers Quoted in the U.S. Over-The-Counter Markets.

2017 Highlights

For the year ended December 31, 2017 the Company’s main operations were the advancement of the Company’s fundraising and continued technical development of the portfolio. These efforts have continued through 2018.

Results of Operations

Royalty Income

For the year ended December 31, 2017, the Company received $19,899 (2016 – $36,701, 2015 –$68,974) in freehold royalties from its ORRI both onshore and offshore Australia. The decrease over prior years is attributable to lower commodity prices over the comparative periods.

General and administrative

For the year ended December 31, 2017, the Company incurred $133,211 (2016 – $186,416, 2015 – $242,410) in general and administrative (“G&A”) expenses. The decrease over 2016 and 2015 is attributable to reduced travel, professional and shareholder reporting costs in the current year.

Depletion

For the year ended December 31, 2017, the Company incurred $112,482 in depletion expense (2016 – $112,482, 2015 – $112,482). Depletion in 2017 is consistent with prior years as there has been no change in the depleatable base and the Company uses straight-line amortization as described in Note 3 of the audited consolidated financial statements.

Impairment

At December 31, 2017, management identified impairment indicators in its Georgina and Surat assets as a result of significantly reduced access to debt and equity financings in the Australian exploration and production sector. The recoverable amounts of the assets was estimated using fair value less costs of disposal based on comparable market transactions and multiples. The recoverable amount of the Surat asset was estimated to be A$1.25 million resulting in an impairment of $6.2 million (A$8.0 million). The recoverable amount of the Georgina asset was estimated to be $Nil resulting in an impairment of $3.0 million (A$3.9 million).

No impairment was booked for the years ended December 31, 2016 and 2015.

Finance expense

For the year ended December 31, 2017, the Company incurred $355,401 in finance expense (2016 – $327,401, 2015 – $302,244). The increase over prior years is attributable to compounding interest on the shareholder loan balance.

Expense reimbursements

During the year, the Company received $79,228 (2016 - $87,652, 2015 - $nil) from an arms length party (the “Sponsor”. These receipts relate to ongoing travel and general and administrative expenses the Sponsor has agreed to fund during 2017 and 2016. The purpose of the reimbursements is for facilitating funding and restructuring efforts for the Company. There is no obligation to repay these unsecured advances.

Foreign exchange (gain) loss

For the year ended December 31, 2017 the Company experienced a foreign exchange loss of $68,588 (2016 – loss of $37,623, 2015 – gain of $125,515). The loss in the current year is attributable to weakness in the US dollar. The gains in the prior year were realized on the Company’s accounts payable as both the Australian and Canadian dollars depreciated against the US dollar during the period.

Current income tax expense

For the year ended December 31, 2017, the Company incurred current income tax expenses of $2,142 (2016 – $3,369, 2015 – $5,046). Current income tax expense is derived from withholding taxes on the Company’s overriding and interest revenue received directly from Australian sources. The change over the prior years is commensurate with the change in revenue received from those sources over the same period.

Net loss

For the year ended December 31, 2017, the Company incurred a net loss of $9,923,195 (2016 – $542,938, 2015 – $467,693). The loss in 2017 is attributable to the $9.3 million impairment relating to the Company’s E&E assets. The loss in 2016 and 2015 was attributable to interest expenses and general and administrative costs.

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

For the year ended December 31, 2017, the Company’s foreign currency translation adjustment was a gain of $827,678 (2016 – loss of $135,245, 2015 – loss of $1,167,320). The adjustment in 2017 is attributable to the appreciation in the Australian dollar compared to the US dollar over the year. The adjustment in 2015 and 2014 is attributable to the decline in the Australian dollar compared to the US dollar over each comparable year.

Liquidity and Capital Resources

At December 31, 2017, the Company had $15,118 (2016 – $15,341, 2015 – $121,620) in cash held in the Company’s bank accounts. The Company’s total accounts receivable as at December 31, 2017 was $3,481 (2016 – $6,527, 2015 – $9,048). The Company’s trade accounts payable and shareholder loans outstanding as at December 31, 2017 was $5.4 million (2016 – $4.9 million, 2015 – $4.5 million). The Company’s net working capital deficiency as at December 31, 2017 was $5.6 million (2016 – $4.9 million, 2015 – $4.3 million).

During 2017 the Company received $79,228 (2016 - $87,652, 2015 - $nil) from an arms length party (the “Sponsor”. These receipts relate to ongoing travel and general and administrative expenses the Sponsor has agreed to fund during 2016 and 2017. The purpose of the reimbursements is for facilitating funding and restructuring efforts for the Company. There is no obligation to repay these unsecured advances. Refer to Item 5 for additional disclosures.

The Company has several projects in development. These include the exploration of the Georgina Basin on ATP 582, the exploitation of the Surat-Bowen Basin oilfields, and the development of the Louise gas field. In aggregate, the Company’s work commitments for these projects is estimated at $19.0 million Australian dollars.

The Company has financed its operations to date through the issuance of common shares to founding directors and other shareholders. Refer to 2017 Highlights herein and note 2 of the audited consolidated financial statements for the year ended December 31, 2017 for additional discussion of the Company’s liquidity and capital resources. The following table outlines the timing of the Company’s debt and commitments:

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

Subsequent Events

No undisclosed subsequent events from December 31, 2017 to the date of this 20-F.

Recent Accounting Pronouncements

IFRS 15 – “Revenue from contracts with customers”, replaces International Accounting Standard 11, “Construction Contracts” (“IAS 11”), IAS 18, “Revenue” (“IAS 18”), and several revenue-related interpretations. IFRS 15 establishes a single revenue recognition framework that applies to contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded. This IFRS became effective for periods beginning on or after January 1, 2018 and the Company has evaluated the impact of the standard on its consolidated financial statements and determined the impact will not be significant. The Company will adopt the additional disclosure requirements.

IFRS 9 – “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39 – “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. This IFRS became effective for periods beginning on or after January 1, 2018 and the Company has evaluated the impact of the standard on its consolidated financial statements and determined the impact will not be significant. The Company will adopt the additional disclosure requirements.

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

Securities Authorized For Issuance Under Compensation Plans

Share options

The Company has a share option plan (“Option Plan”) whereby it can issue up to 10% of its common shares to directors, management and consultants at a price in the context of the market price of the shares, or such a price as determined by the directors. As at the date of this 20-F, the Company has not issued any options pursuant to the Option Plan.

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

CONTRACTUAL OBLIGATIONS

The table below outlines our contractual obligations as at December 31, 2017 in millions of Australian dollars:

		Remaining Work	Minimum Work
	Current	Commitment	Commitment
License	Phase Expiry	($ million)	(A$ million)	License Term
PL 18	July 2020	$13.9	AUD 5.0	August 2024
PL 40	September 2018	$1.6	AUD 2.0	September 2029
PL 280	August 2015	$0.8	AUD 1.0	August 2031
ATP 582	August 2016	$8.6	AUD 11.0	August 2020
		$14.8	AUD 19.0

OFF-BALANCE SHEET ARRANGEMENTS

Chelsea does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Concurrent with the acquisition of the assets in the Surat Basin in Australia, on March 1, 2012 the Company agreed to pay certain vendors $3.0 million within 12 months and 8.57 million shares of the Company. The loan was non-interest bearing and was recorded at net present value of $2,770,084 and is secured by the Surat assets. On March 25, 2013, the Company agreed to amend the terms of the loan so that interest would accrue at 8% per annum, with interest accruing from September 1, 2012. On February 28, 2015, the Company and shareholder agreed to extend the loan to February 28, 2016. At the date of these consolidated financial statements the shareholder has the right to demand repayment. The debt continues to accrue interest on the same terms as previously agreed. The Company is in discussions with the debtholder to further extend maturity of the debt.

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

As at December 31, 2017, the Company’s financial instruments are cash, accounts receivable and accounts payable and accrued liabilities and shareholder loans. The carrying amounts reflected in the balance sheet are carrying amounts and approximate their fair values due to the short-term nature and negligible credit losses.

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

Name, Residence and Position	Principal Occupation For The Past Five Years	Director/Officer Since
William H. Petrie Sr.(1)(2)(3)	Executive Chairman and a Director of Chelsea since March 1, 2012	March 1, 2012 (Director)
Cochrane, Alberta	and Director of Chelsea Oil Australia Pty since November 2011.	October 1, 2013 (Executive
Executive Chairman	Chief Executive Officer and Director of Birch Lake Energy Inc. since	Chairman)
December 5, 2007.

Jesse D. Meidl(1)(2)(3)	Chief Executive Officer of Chelsea since January 2014, Vice	March 1, 2012 (Director)
Calgary, Alberta	President, Finance and Chief Financial Officer of Caithness	January 30, 2014 –
Chief Executive Officer	Petroleum Limited April 2010. Investment Banker with Westwind	December 7, 2017 (Chief
	Partners and Thomas Weisel Partners International from June	Executive Officer)
2007.

William H. Petrie, Jr. (1)(2)(3)	Chief Exploration Officer, Former Vice-President Exploration for	October 1, 2013
Calgary, Alberta	Windtalker Energy Corp., Former Technical Manager at ENVOI
Chief Exploration Officer	Ltd., UK based firm providing marketing and A&D services.

Notes:

1.	Member of the Audit Committee.
2.	Member of the Corporate Governance and Compensation Committee.
3.	Member of the Reserves Committee.

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

Bankruptcies

To the knowledge of the Corporation, no director, executive officer or shareholder holding a sufficient number of securities to affect materially the control of the Corporation, is, as of the date of this Form 20-F, or was within 10 years prior to the date of this Form 20-F, a director or executive officer of any company that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

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

The remuneration of directors and key executives is determined by the Board of Directors having regard to the performance of individuals and market trends. During 2017, 2016 and 2015, the Company did not incur any salaries and no key management or Director received any salary or consulting fees.

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

The current members of the Audit Committee are Messrs. Meidl (Chairman), Petrie Sr. and Petrie Jr., all of whom are “financially literate” and each of Messrs. Meidl and Petrie Jr. are considered to be “independent” under NI 52-110. Mr. Petrie Sr. is the Chief Executive Officer of the Corporation and is therefore not considered to be independent.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7. A	MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of the common stock of the Company as of the date of this 20-F, by each of the Company’s officers and directors, each person who is known by the Company to own beneficially more than 5% of the outstanding common stock and all officers and directors of the Company as a group. The title of the class is common stock, no par value.

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

As of the date of this 20-F, 31% shares of the Company’s outstanding common stock were held by 339 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of April 30, 2018, DTC was the holder of record of 16.1 million shares.

7.	B RELATED PARTY TRANSACTIONS

Shareholder loans

The Company’s shareholder loans are described in note 8 on the audited consolidated financial statements for the year ended December 31, 2017. The loans were negotiated between the Company and the shareholders on terms comparable to arms-length transactions of similar type. The fair value of the shareholder loans approximates their carrying value at December 31, 2017 and 2016.

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

ITEM 8. FINANCIAL INFORMATION

8. A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see Item 18. “Financial Statements” for additional information required to be disclosed under this Item.

8. B	SIGNIFICANT CHANGES

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

The following table summarizes the annual high and low market prices for the five most recent full financial years:

	US$
	High	Low
2017	0.025	0.0003
2016	0.04	0.01
2015	0.11	0.01
2014	0.30	0.04
2013	0.35	0.04

The following table summarizes the quarterly high and low market prices for each full financial quarter over the two most recent full financial years:

	2017		2016
US$	High	Low	High	Low
1st Quarter	0.0153	0.0052	0.04	0.01
2nd Quarter	0.019	0.0026	0.02	0.01
3rd Quarter	0.0089	0.0003	0.02	0.01
4th Quarter	0.025	0.0015	0.02	0.01

The following table summarizes monthly high and low market prices for each of the most recent six months:

	US$
	High	Low
April 2018	0.075	0.0035
March 2018	0.01	0.005
February 2018	0.01	0.005
January 2018	0.015	0.0035
December 2017	0.025	0.0035
November 2017	0.075	0.0015

The approximate number of securities holders of record of the Company as at the date of this 20-F was 390 of record, which does not include stockholders whose shares are held in street or nominee names. We have no outstanding stock options. See Item 5. “Operating and Financial Review and Prospects – Warrants” for additional information.

9. B	PLAN OF DISTRIBUTION

Not applicable.

9. C	MARKET

Our common shares are listed on the OTCQB under the symbol COGLF.

9. D	SELLING SHAREHOLDERS

Not applicable.

9. E	DILUTION

Not applicable.

9. F	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10. A	SHARE CAPITAL

Not applicable.

10. B	ARTICLES OF AMALGAMATION

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In connection with the preparation of this Form 20-F, an evaluation was carried out by our management, with the participation of the Chief Executive Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of December 31, 2017. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer, to allow timely decisions regarding required disclosures.

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

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2017, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERTS

16. A	AUDIT COMMITTEE FINANCIAL EXPERTS

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

Composition of the Audit Committee

The current members of the Audit Committee are Messrs. Meidl (Chairman), Petrie Sr. and Petrie Jr., all of whom are “financially literate” and each of Messrs. Meidl and Petrie Jr. are considered to be “independent” under NI 52-110. Mr. Petrie Sr. is the Chief Executive Officer of the Corporation and is therefore not considered to be independent.

Relevant Education and Experience

The following relevant education and experience of the current and proposed members of the Audit Committee have been used in assessing their financial literacy:

Jesse Meidl (Chairman)

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

Bill Petrie Jr.

Director, Former Vice-President Exploration for Windtalker Energy Corp., Former Technical Manager at ENVOI Ltd., UK based firm providing marketing and A&D services.

Bill Petrie Sr.

Executive Chairman, CEO and a Director of Chelsea since March 1, 2012 and Director of Chelsea Oil Australia Pty since November 2011. Chief Executive Officer and Director of Birch Lake Energy Inc. since December 5, 2007.

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

MNP LLP was appointed as the Corporation’s auditor on April 12, 2017. Prior thereto, KPMG LLP was the auditor of the Corporation from March 31, 2014. The following table provides information about the fees billed to the Corporation for professional services rendered by KPMG LLP and MNP LLP during the three prior fiscal years:

	2017	2016	2015
Audit Fees	$25,000	$30,000	$10,000
Audit-Related Fees	-	-	$50,000
Tax Fees	-	-	$7,500
All Other Fees	-	-	-
Total:	$25,000	$30,000	$67,500

Our audit committee pre-approves all audit and non-audit services provided to the Company.

16. D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

16. E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

We may from time-to-time, subject to applicable law, purchase our common shares for cancellation in the open market, provided that any necessary approval has been obtained.

In the year ended December 31, 2017, none of our common shares were repurchased and cancelled.

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

We provided a copy of the above disclosure under this Item 16F to KPMG and requested that KPMG furnish a letter stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from KPMG was filed as Exhibit 16.1 along with Form-20F dated April 28, 2017.

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

As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F, and the term “disagreement” shall be interpreted in accordance with Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F filed April 28, 2017.

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

8.1	Significant Subsidiaries (as defined in (210.1-02(w) of Regulation S-X) of Chelsea Oil & Gas Ltd. (incorporated by reference to Item 4 “Information on the Company”)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)

12.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)

16.1	Letter from KPMG LLP regarding Notice of Change of Auditors of Chelsea Oil and Gas Ltd. (1)

16.2	Consent letter from MNP LLP (1)

(1)	Filed as an exhibit to the 20-F date April 28, 2017

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 30, 2018

Chelsea Oil and Gas Ltd.

By:	/s/ Jesse Meidl
Name: Jesse Meidl
Title: Director

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

Chelsea Oil and Gas Ltd.

Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Directors of Chelsea Oil and Gas Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Chelsea Oil and Gas Ltd. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, and the consolidated statements of comprehensive loss, changes in equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2017 including the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and 2016, and its consolidated financial performance and its consolidated cash flows for each of the three years in the period ended December 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 2 to the consolidated financial statements, which indicates that the Company incurred a consolidated net loss of $9,925,337 during the year ended December 31, 2017 and, as of that date, the Company’s consolidated current liabilities exceeded its total assets by $3,405,090. As stated in Note 2 to the consolidated financial statements, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to error or fraud.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures include obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to error or fraud. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company's auditor since 2017.

Calgary, Canada

April 30, 2018

Chelsea Oil and Gas Ltd.
Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015

Chelsea Oil and Gas Ltd.
Consolidated Statements of Financial Position
(US Dollars)

		December 31,	December 31,
	Notes	2017	2016

Assets
Current Assets
Cash and cash equivalents	7	$15,118	$15,341
Accounts receivable		3,481	6,527
Current Assets		18,599	21,868

Restricted Cash	7	187,098	172,703
Property, Plant and equipment	9	674,795	787,278
Exploration and evaluation assets	10	1,084,497	9,551,099
Non-current assets		1,946,390	10,511,080
Assets		$1,964,989	$10,532,948

Liabilities
Current Liabilities
Shareholder loans	8	$4,547,427	$4,201,120
Trade and other payables		822,652	675,142
Current Liabilities		5,370,079	4,876,262

Decommissioning liabilities	11	402,400	366,517

Shareholders’ equity (deficiency)
Common shares	12	14,056,459	14,056,459
Warrants	12	-	254,938
Contributed surplus	12	431,690	176,752
Accumulated deficit		(16,069,619)	(6,144,282)
Accumulated other comprehensive loss		(2,226,020)	(3,053,698)
Shareholders’ equity (deficiency)		(3,807,490)	5,290,169

Shareholders’ equity (deficiency) and liabilities		$1,964,989	$10,532,948

Going concern	2
Commitments	18

The notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:

/s/ Bill Petrie SR	/s/ Jesse Meidl
William Petrie SR	Jesse Meidl

Chelsea Oil and Gas Ltd.
Consolidated Statements of Comprehensive Loss
(US Dollars)

For the years ended	Notes	2017	2016	2015

Revenue
Royalty income		$19,899	$36,702	$68,974
		19,899	36,701	68,974
Expenses
General and administrative		133,211	186,416	242,410
Depletion	9	112,482	112,482	112,482
Impairment	10	9,352,640	-	-
Finance expense	13	355,401	327,401	302,244
Expense reimbursements	19	(79,228)	(87,652)	-
Foreign exchange (gain) loss		68,588	37,623	(125,515)
		9,943,094	576,270	531,621

Net loss before tax		(9,923,195)	(539,569)	(462,647)
Current income tax expense	14	(2,142)	(3,369)	(5,046)
Deferred income tax expense	14	-	-	-
Net loss		(9,925,337)	(542,938)	(467,693)

Foreign currency translation adjustment		(827,678)	135,245	1,167,320
Comprehensive loss		$(9,097,659)	$(678,183)	$(1,635,013)

Net loss per share (basic and diluted)	16	$(0.15)	$(0.01)	$(0.01)

The notes are an integral part of these consolidated financial statements

Chelsea Oil and Gas Ltd.
Consolidated Statements of Changes in Equity (Deficiency)
(US Dollars)

		December 31,	December 31,	December 31,
As at	Notes	2017	2016	2015

Common shares
Balance, beginning and end of year	12	$14,056,459	$14,056,459	$14,056,459

Warrants
Balance, beginning of year	12	254,938	254,938	254,938
Expired and transferred to contributed		(254,938)
surplus			-	-
Balance, end of year		-	254,938	254,938

Contributed surplus
Balance, beginning of year	12	176,752	176,752	176,752
Warrant transfer	12	254,938	-	-
Balance, end of year		431,690	176,752)	176,752

Accumulated other comprehensive loss
Balance, beginning of year		(3,053,698)	(2,918,453)	(1,751,133)
Foreign currency translation adjustment		827,678	(135,245)	(1,167,320)
Balance, end of year		(2,226,020)	(3,053,698)	(2,918,453)

Accumulated deficit
Balance, beginning of year		(6,144,282)	(5,601,344)	(5,133,651)
Loss for the year		(9,925,337)	(542,938)	(467,693)
Balance, end of year		(16,069,619)	(6,144,282)	(5,601,344)

Total equity (deficiency)		$(3,807,490)	$5,290,169	$5,968,352

The notes are an integral part of these consolidated financial statements

Chelsea Oil and Gas Ltd.
Consolidated Statements of Cash Flows
(US Dollars)

	December 31,	December 31,	December 31,
For the years ended	2017	2016	2015

Operating activities
Net loss	$(9,925,337)	$(542,938)	$(467,693)

Items not affecting cash
Depletion	112,482	112,482	112,482
Impairment	9,352,640	-	-
Interest on shareholder loans (Note 13)	346,307	319,934	295,570
Accretion on decommissioning obligations
(Note 13)	11,698	10,545	10,494
Unrealized foreign exchange (gain) loss	68,588	37,623	(125,515)
	(33,621)	(62,354)	(174,662)
Change in non-cash working capital	47,795	55,080	(49,033)
	14,173	(7,273)	(223,695)
Financing activities
Decrease (Increase) in restricted cash	(14,395)	2,156	20,552
	(14,395)	2,156	20,552
Investing activities
Net exploration and evaluations expenditure	-	(93,383)	(141,960)
	-	(93,383)	(141,960)
Increase (decrease) in cash	(222)	(98,500)	(345,103)
Foreign exchange gain (loss) on cash
denominated in a foreign currency	-	(7,779)	3,177
Cash, beginning of year	15,341	121,620	463,546
Cash, end of year	$15,118	$15,341	$121,620

Cash interest received	$2,604	$3,079	$3,873
Taxes paid	$(2,142)	$(3,369)	$5,046

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

1.	Reporting entity:

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

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s properties are principally in the exploration and development stage and, as a result, the Company has minimal sources of operating cash flow. The continued operations, and exploration and development activities (including commitments in note 18) depend on the ability of the Company to obtain financing. For the year ended December 31, 2017, the Company has negative cash flow from operations. Company incurred a consolidated net loss of $9,925,337 during the year ended December 31, 2017 and, as of that date, the Company’s consolidated current liabilities exceeded its total assets by $3,405,090. These conditions create a material uncertainty that casts significant doubt on the Company’s ability to continue as a going concern.

Additional funds will be required to explore and develop the Company’s properties and to place them into commercial production. Since 2016 the Company has received reimbursements from an arm’s length party (the “Sponsor”) for facilitating funding and restructuring efforts. There is no obligation to repay these reimbursements (note 19).

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

The amounts shown as property, plant and equipment and exploration and evaluation assets represent acquisition costs net of recoveries to date, less amounts written off or impaired, and do not necessarily represent present or future values. Recoverability of the amounts shown for property, plant and equipment and exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its exploration and evaluation assets, and on future profitable production or proceeds from the disposition of the property, plant and equipment and exploration and evaluation interests. The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the classifications used in the statement of financial position. The appropriateness of the going concern basis is dependent upon the events and circumstances outlined above.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

3.	Basis of preparation:

a)	Statement of compliance:

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards and interpretations (collectively referred to as “IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved by the Board of Directors on April 30, 2018.

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

ii)

Oil and natural gas prices – Forward price estimates are used in the cash flow model. Commodity prices can fluctuate for a variety of reasons including supply and demand fundamentals, inventory levels, exchanges rates, weather, economic and geopolitical factors.

iii)

Discount rate – The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital. Changes in the general economic environment could result in significant changes to this estimate.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

3.	Basis of preparation (continued):

Impairment, depletion and depreciation

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
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

4.	Significant accounting policies (continued):

a)	Basis of consolidation (continued):

(ii) Jointly owned operations and jointly owned assets:

The Company conducts many of its oil and gas production activities through jointly controlled operations and the consolidated financial statements reflect only the Company’s proportionate interest in such activities. Joint control exists for contractual arrangements governing the Company's assets whereby the Company has less than 100 per cent working interest, all of the partners have control of the arrangement collectively, and spending on the project requires unanimous consent of all parties that collectively control the arrangement and share the associated risks. The Company does not have any joint arrangements that are structured through joint venture arrangements.

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

ii)

Assets and liabilities of the Company’s Australian operations are translated into US dollars at period- end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in accumulated other comprehensive loss (“AOCI”).

c)	Financial instruments:

(i) Non-derivative financial instruments:

Non-derivative financial instruments comprise cash and restricted cash, accounts receivable, shareholder loans and trade and other payables. Non-derivative financial instruments are recognized initially at fair value. Subsequent to initial recognition non-derivative financial instruments are measured as described below. Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

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
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

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
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

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
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

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
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

4.	Significant accounting policies (continued):

Decommissioning obligations:

The Company’s activities can give rise to dismantling, decommissioning and site disturbance re-mediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

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
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

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

IFRS 15 – “Revenue from contracts with customers”, replaces International Accounting Standard 11, “Construction Contracts” (“IAS 11”), IAS 18, “Revenue” (“IAS 18”), and several revenue-related interpretations. IFRS 15 establishes a single revenue recognition framework that applies to contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded. This IFRS became effective for periods beginning on or after January 1, 2018 and the Company has evaluated the impact of the standard on its consolidated financial statements and determined the impact will not be significant. The Company will adopt the additional disclosure requirements.

IFRS 9 – “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39 – “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. This IFRS became effective for periods beginning on or after January 1, 2018 and the Company has evaluated the impact of the standard on its consolidated financial statements and determined the impact will not be significant. The Company will adopt the additional disclosure requirements.

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
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

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

The carrying value of cash and restricted cash, accounts receivables, shareholder loans and trade and other payables included in the consolidated statements of financial position approximate fair value due to the short term nature of those instruments.

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
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

6.	Financial risk management (continued):

a)	Credit risk:

The Company is exposed to credit risk in relation to its cash, restricted cash and accounts receivable. The Company maintains cash with highly rated international banks and therefore considers these assets to have negligible credit risk. Credit risk is the potential financial loss to the Company if a customer is unable to meet its contractual obligations and arises principally from the Company's accounts receivables. The Company's accounts receivable is comprised of:

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

Accounts receivable:

The Company’s operations are primarily in Australia. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each counter party. The Company expects to collect the outstanding receivables in the normal course of operations. As at December 31, 2017 the Company’s accounts receivables are current and due within 90 days.

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

Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters and political unrest. To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. As at December 31, 2017, the Company’s financial liabilities being trade and other payables and shareholder loans are due within one year (refer to note 2).

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

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

Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The shareholder loans bear interest at the prescribed rate in the debenture agreements. The effect of interest rate fluctuations would not have had a significant effect on the Company’s reported net loss for the years ended December 31, 2017, 2016, and 2015.

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

The following table contains an analysis of US$ equivalent cash balances, trade receivables and trade payables denominated in each currency:

	Cash and	Trade	Trade
	Restricted Cash	Receivables	Payable
As at December 31, 2017
Denominated in US$	$10,747	$1,238	$344,045
Denominated in A$	189,913	1,628	149,019
Denominated in C$	1,556	615	329,588
	$202,216	$3,481	$822,652

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

6.	Financial risk management (continued):

d)	Capital management:

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

The Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will raise additional amounts to meet working capital needs. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any capital restrictions.

7.	Cash and restricted cash:

At December 31, 2017, the Company held cash of $15,118 (2016 – $15,341). Cash at banks earn interest at floating rates based on daily bank deposit rates. Short term deposits are made for varying periods of between one day and three months, depending on the cash requirements of the Company, and earn interest at the respective short term deposit rates.

At December 31, 2017, the Company held restricted cash of $187,098 (2016 – $172,703). Restricted cash is cash held on deposit with a chartered Australian bank which will be returned to the Company when it satisfies the capital commitments pertaining to the licenses.

8.	Shareholder loans:

	2017	2016	2015
Loans on acquisition of Surat Basin properties	$3,000,000	$3,000,000	$3,000,000
Accrued and unpaid interest thereon	1,547,427	1,201,120	881,185
	$4,547,427	$4,201,120	$3,881,185

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

On February 28, 2015, the Company and shareholder agreed to extend the loan to February 28, 2016. At the date of these consolidate financial statements the shareholder has the right to demand repayment. The debt continues to accrue interest on the same terms as previously agreed. The Company is in discussions with the debtholder to further extend maturity of the debt.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

9.	Property, Plant and Equipment:

Cost or deemed cost
Balance at December 31, 2017, 2016 and 2015		$1,178,999

Accumulated depletion and depreciation
Balance at January 31, 2015		$166,757
Depletion and depreciation expense		112,482
Balance at December 31, 2015		279,239
Depletion and depreciation expense		112,482
Balance at December 31, 2016		391,721
Depletion and depreciation expense		112,482
Balance at December 31, 2017		504,203

Net book value	$
As at December 31, 2015		899,760
As at December 31, 2016		787,278
As at December 31, 2017		$674,795

The Company’s property, plant and equipment is comprised primarily of its overriding royalty interests (“Royalty CGU”) in Australia. These interests are currently the Company’s only revenue generating asset.

At December 31, 2017 and 2016, there were no indicators of impairment identified. As a result no impairment testing was conducted.

At December 31, 2015, management identified impairment indicators in its Royalty CGU as a result of a decline in global commodity prices and significantly reduced access to debt and equity financings in the exploration and production sector. The recoverable amount of the CGU was estimated using fair value less costs of disposal based on comparable market transactions and multiples. It was determined that no impairment was required as the recoverable amount was higher than the carrying amount.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

10.	Exploration and evaluation assets:

Balance at January 1, 2015	$10,597,994
Additions	141,960
Foreign exchange translation	(1,158,884)
Balance at December 31, 2015	$9,581,070
Additions	93,383
Foreign exchange translation	(123,354)
Balance at December 31, 2016	$9,551,099
Additions	58,568
Impairment	(9,352,640)
Foreign exchange translation	827,470
Balance at December 31, 2017	$1,084,497

Intangible exploration and evaluation assets consist of the Company’s exploration projects which are pending the determination of proven or probable reserves, or pending the decision by the Company to elect to proceed with the development of a project.

At December 31, 2017, management identified impairment indicators in its Georgina and Surat CGU’s as a result of significantly reduced access to debt and equity financings in the Australian exploration and production sector. The recoverable amounts of the CGU’s was estimated using fair value less costs of disposal based on comparable market transactions and multiples. The recoverable amount of the Surat CGU was estimated to be A$1.25 million resulting in an impairment of $6.2 million (A$8.0 million). The recoverable amount of the Georgina CGU was estimated to be $Nil resulting in an impairment of $3.1 million (A$3.9 million).

11.	Decommissioning liability:

The Company’s decommissioning liability results from the ownership interest in oil and natural gas assets. The Company has estimated the net present value of the decommissioning liability to be $402,400 as at December 31, 2017 (2016 – $366,517, 2015– $360,283) based on an undiscounted inflation-adjusted total future liability of A$671,718 (2016 and 2015 – A$671,718). These payments are expected to be made over the next 25 years with the majority of costs to be incurred between 2025 and 2030. At December 31, 2017, the liability has been calculated using an inflation rate of 3.0% (2016 and 2015 – 3.0%) and discounted using a risk-free rate of 3.0% (2016 and 2015 – 3.0%).

Balance at January 1, 2015	$390,902
Accretion expense	10,494
Foreign exchange translation	(41,113)
Balance at December 31, 2015	$360,283
Accretion expense	10,545
Foreign exchange translation	(4,311)
Balance at December 31, 2016	$366,517
Accretion expense	11,698
Foreign exchange translations	24,185
Balance at December 31, 2017	$402,400

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

12.	Share capital:

a)	Authorized:

Unlimited number of common shares with no par value.

Unlimited number of preferred shares, of which none have been issued.

b)	Issued and outstanding:

	Number of
	shares	Amount

Balance at January 2016 and 2015	1, 2016 and December 31, 2017 and 64,056,876	$14,056,459

c)	Stock option plan:

Pursuant to resolutions of the Board of Directors of the Company dated January 9, 2013, the Company established a stock option plan for its directors, officers, consultants and employees under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding shares of the Company. At December 31, 2017 and 2016, no options have been issued under this plan.

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

On January 18, 2017, all 5.0 million of the warrants expired out of the money and the estimated fair value of $254,938 was transferred to contributed surplus.

13.	Finance expense:

	2017	2016	2015
Interest income on cash	$(2,604)	$(3,079)	$(3,872)
Interest expense	346,3070	319,935	295,622
Accretion on decommissioning liability.	11,698	10,545	10,494
Net finance expense	$355,401	$327,401	$302,244

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

14.	Income taxes:

The provision for income taxes differs from the amount that would have been expected by applying the combined federal and provincial tax rates to the loss for the year. This difference results from the following items:

	2017	2016	2015
Loss before tax	$(9,923,195)	$(539,569)	$(462,647)
Combined tax rate	27.0%	27.0%	25.0%
Expected income tax reduction	$(2,679,263)	$(145,684)	$(115,662)
Increase (decrease) resulting from:
Effect of foreign tax rates	(10,788)	(9,496)	(13,141)
Change in unrecognized deferred tax assets	2,688,768	155,249	127,787
Non-deductible and other	3,425	3,300	6,062
Income tax expense	2,142	3,369	5,046

The components of the recognized deferred income tax asset (liability) are as follows:

As at December 31	2017	2016	2015

Property, plant and equipment / exploration and evaluation assets - Canada	$(188,047)	$(188,047)	$(202,238)
Non-capital losses – Canada	188,047	188,047	202,238
Property, plant and equipment / exploration and evaluation assets – Canada	-	(142,803)	(142,803)
Decommissioning obligations – Australia	-	109,955	142,803
Non-capital losses – Australia	-	32,848	-

Deferred tax asset (liability)	$-	$-	$-

Deferred tax assets have not been recognized in respect of the following temporary differences:

As at December 31	2017	2016	2015
Canada:
Share issue costs	$-	$-	$58,010
Non-capital losses (expire 2024 to 2034)	4,854,066	4,759,377	4,486,366

	$4,854,066	$4,759,377	$4,544,376

As at December 31	2017	2016	2015
Australia:
Decommissioning obligations	$-	$-	$28,683
Non-capital losses	1,784,074	1,316,752	1,112,794

	$1,784,074	$1,316,752	$1,141,477

Deferred tax assets have not been recognized in respect of these items because it is not probable that future tax profit will be available against which the Company can utilize the benefits.

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

15.	Related party transactions:

a)	Shareholder loans:

The Company’s shareholder loans are described in note 8. The loans were negotiated between the Company and the shareholders on terms comparable to arms-length transactions of similar type. The fair value of the shareholder loans approximates their carrying value at December 31, 2017, 2016 and 2015.

b)	Compensation of key management personnel:

The remuneration of directors and key executives is determined by the Board of Directors having regard to the performance of individuals and market trends. During 2017, 2016 and 2015, the Company did not incur any salaries and no key management or Director received any salary or consulting fees.

During 2013, key Company personnel received performance warrants. The fair value of these warrants was estimated using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield. On January 18, 2017, all 5.0 million of the warrants expired out of the money.

16.	Loss per share:

Basic per share amounts are calculated using the weighted average number of shares outstanding of 64,056,876 for the year ended December 31, 2017 (2016 – 64,056,876, 2015 – 64,056,876). In computing diluted per share amounts, all of the Company’s outstanding warrants were excluded from the calculation of the weighted average number of common shares outstanding as they were anti-dilutive.

17.	Subsidiaries and jurisdictions:

The consolidated financial statements of the Company for the years ended December 31, 2017, 2016 and 2015 comprise the Company and the following subsidiaries:

	Country of		% Equity
	Incorporation	Assets Held	Interest
Chelsea Oil Australia Pty.	Australia	PL 18, PL 40, PL 280	100%
Cooper-Eromanga Oil Inc.	US	ATP 582	100%
Cooper Basin Oil and Gas Inc.	US	-	20%

Chelsea Oil and Gas Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015 (US Dollars)

18.	Commitments:

		Remaining	Remaining
	Current	Work Commitment	Work Commitment	License
License	Phase	($ million)	(A$ million)	Term
PL 18	Later Development	$3.9	AUD 5.0	August 2024
PL 40	Later Development	$1.6	AUD 2.0	September 2029
PL 280	Initial Development	$0.8	AUD 1.0	August 2031
ATP 582	Second Term	$8.6	AUD 11.0	August 2020
		$14.8	AUD 19.0

19.	Expense reimbursements:

During the year, the Company received $79,228 (2016 - $87,652, 2015 - $nil) reimbursements from the Sponsor. These reimbursements relate to travel and general and administrative expenses incurred during the year. The Sponsor has agreed to fund the Company’s funding and restructuring efforts. There is no obligation to repay these reimbursements.