Form 20-F/A
period 2017-12-31
CHELSEA OIL & GAS LTD.
filed 2018-05-29
CIK 1061288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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
Yes [   ]        No [X]

Explanatory Notes

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2017, originally filed with the Securities and Exchange Commission on May 1, 2018 (the “2017 Form 20-F”), is being filed solely for the purposes of furnishing the Interactive Data File disclosure in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Amendment No. 1 to the 2017 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2017 Form 20-F, or reflect any events that have occurred after the 2017 Form 20-F was originally filed.

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

8.1	Significant Subsidiaries (as defined in (210.1-02(w) of Regulation S-X) of Chelsea Oil & Gas Ltd. (incorporated by reference to Item 4 “Information on the Company”)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)

12.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)

16.1	Letter from KPMG LLP regarding Notice of Change of Auditors of Chelsea Oil and Gas Ltd. (1)

16.2	Consent letter from MNP LLP (1)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Filed as an exhibit to the 20-F date April 28, 2017

47

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 29, 2018

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