Form 20-F/A
period 2017-12-31
CHELSEA OIL & GAS LTD.
filed 2018-11-16
CIK 1061288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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
T: (587) 893 6666
info@chelseaoilandgas.com
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

Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms “Chelsea”, “we”, “us” “our” the “Corporation” and the “Company” refer to Chelsea Oil and Gas Ltd. All dollar amounts contained in this Form 20-FA are expressed in U.S. dollars and references to “dollars”, “$”, “US$” or “USD” are to U.S. dollars, and all references to “A$” or “AUD” are to Australian dollars and “C$” are to Canadian dollars. In addition, unless the context suggests otherwise, references to:

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

•	“ATP 582” means Authority to Prospect number 582, issued pursuant to section 84 of the Petroleum and Gas (Production and Safety) Act 2004;

•	“BCBCA” means the Business Corporations Act (British Columbia), as amended or re- enacted, including the regulations promulgated thereunder;

•	“BCSC” has the meaning ascribed under Directors and Senior Management; Cease Trade Orders in this Form 20-FA;

•	“Board of Directors” means the board of directors of Chelsea, as constituted from time to time, and where the context requires, includes any duly constituted committee thereof;

•	“Bowen Basin” means a foreland basin in eastern Queensland of Early Permian to Middle Triassic age sediments. It occupies about 160,000km2, the southern half of which is covered by the Surat Basin;

•	“Central” means Central Petroleum Ltd.;

•	“CFI” means Carbon Farming Initiative;

•	“Chapman” means Chapman Petroleum Engineering Ltd., engaged by Chelsea to complete a NI 51-101 reserve report on Chelsea’s assets in the Surat Basin in Australia;

•

“COGE Handbook” means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time;

•	“Common Shares” or “Chelsea Common Shares” means the common shares in the capital of the Corporation;

•	“Computershare” means Computershare Trust Company of Canada, the registrar and transfer agent for the Common Shares;

•	“Cooper Basin” means the sedimentary geological basin of Triassic age covering 130,000 km2 in the north east part of South Australia and in the south west part of Queensland;

•	“Corporation” or “Chelsea” means Chelsea Oil and Gas Ltd., including where the context requires, its predecessors;

•	“CSG” has the meaning ascribed under Industry Overview; Availability of Services in this Form 20-FA;

•

“DPIIP” means Discovered Petroleum Initially In Place, the quantity of petroleum which is estimated, on a given date, to be contained in known accumulations, plus those quantities already produced therefrom. If the hydrocarbon is oil, it may be referred to as OOIP and if the hydrocarbon is gas, it may be referred to as OGIP;

•	“EA” means Environmental Authority;

•	“Earning Obligations” has the meaning ascribed under Information of the Company; Three Year History and Development of Chelsea in this Form 20-FA;

•	“Farm-Out” has the meaning ascribed under Information of the Company; Three Year History and Development of Chelsea in this Form 20-FA;

•	“Farm-Out Interest” has the meaning ascribed under Property, Plant and Equipment in this Form 20-FA;

•

“Georgina Basin” means the intracratonic sedimentary basin in central and northern Australia, lying within the Northern Territory and within Queensland and “South Georgina Basin” means the southerly portion of the Georgina Basin;

•	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standard Board;

•	“ITME” means International TME Resources Inc.;

•	“Heritage Act” has the meaning ascribed under Industry Overview; Aboriginal Heritage in this Form 20-FA;

•	“FIRB” has the meaning ascribed under Industry Overview; Foreign Acquisitions in Australia in this Form 20-FA;

•	“FIRB Approval” has the meaning ascribed under Industry Overview; Acquiring Shares in this Form 20-FA;

•	“MI 51-105” has the meaning ascribed under Operating and Financial Review and Prospects in this Form 20-FA;

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

•	“NI 51-101” means Canadian National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

•	“NI 52-110” has the meaning ascribed under Audit Committee in this Form 20-FA;

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

•	“OTCQB” has the meaning ascribed under The Offer and Listing; Pricing History in this Form 20-FA;

•	“Petroleum Act” means the Petroleum Act 1923 (QLD);

•

“PL” means Petroleum Lease, a lease granted by the State of Queensland, Australia under the Petroleum Act and includes any variation, renewal, permit, license or other interest issued in substitution thereof and any other petroleum tenure or rights to explore for or produce Petroleum Substances;

•	“PRRT” has the meaning ascribed under Industry Overview; Land Tenure and Royalties in this Form 20-FA;

•	“Santos” means Santos Ltd. an Australian oil company;

•	“Simpson Basin” means the intracratonic early to middle Triassic basin occupying 100,000km2 of northern South Australia, south east Northern Territory and south west Queensland;

•	“Statoil” means Statoil ASA;

•	“Surat Basin” means the intracratonic early Jurassic to Cretaceous basin occupying 300,000km2 of central southern Queensland and central northern New South Wales;

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

FORWARD-LOOKING STATEMENTS

Statements made in this Form 20-FA that are not historical or current facts are “forward looking statements” made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the “Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate,” or “continue,” or the negative thereof. We intend that such forward-looking statements be subject to the safe harbors for such statements. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Any forward-looking statements represent management’s best judgment as to what may occur in the future. However, forward-looking statements are subject to risks, uncertainties and important factors beyond our control that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events. See Item 3.D “Risk Factors” for additional information relating to our risk factors.

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

Overview

You should carefully consider the following factors in addition to the other information set forth in this Form 20-FA. If any of the following risks actually occur, our business, financial condition and results of operations and the value of our shareholders’ common shares would likely suffer.

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

Forward-looking Information May Prove Inaccurate

Numerous statements containing forward-looking information are found in this Form 20-FA, documents incorporated by reference herein and other documents forming part of the Corporation’s public disclosure record. Such statements and information are subject to risks and uncertainties and involve certain assumptions, some, but not all, of which are discussed elsewhere in this document. The occurrence or non-occurrence, as the case may be, of any of the events described in such risks could cause actual results to differ materially from those expressed in the forward-looking information.

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

Our website address is www.chelseaoilandgas.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this Form 20-FA.

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

Name, Residence and Position	Principal Occupation For The Past Five Years	Director/Officer Since
William H. Petrie Sr.(1)(2)(3) Cochrane, Alberta Chairman, and Chief Executive Officer	Executive Chairman and a Director of Chelsea since March 1, 2012 and Director of Chelsea Oil Australia Pty since November 2011. Chief Executive Officer of Chelsea since December 1, 2017. Chief Executive Officer and Director of Birch Lake Energy Inc. since December 5, 2007.	March 1, 2012 (Director) October 1, 2013 (Executive Chairman) December 1, 2017 (Chief Executive Officer)

Jesse D. Meidl(1)(2)(3) Calgary, Alberta Director	Chief Executive Officer of Chelsea from January 2014 to December 1, 2017. Vice President, Finance and Chief Financial Officer of Caithness Petroleum Limited April 2010. Investment Banker with Westwind Partners and Thomas Weisel Partners International from June 2007.	March 1, 2012 (Director) January 30, 2014 – December 1, 2017 (Chief Executive Officer)

William H. Petrie, Jr. (1)(2)(3) Calgary, Alberta Chief Exploration Officer, Director	Chief Exploration Officer of Chelsea since 2013, Director of Chelsea since December 1, 2017. Former Vice-President Exploration for Windtalker Energy Corp., Former Technical Manager at ENVOI Ltd., UK based firm providing marketing and A&D services.	October 1, 2013 December 1, 2017 (Director)

Notes:
1.	Member of the Audit Committee.
2.	Member of the Corporate Governance and Compensation Committee.
3.	Member of the Reserves Committee.

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

Cease Trade Orders

To the knowledge of the Corporation, other than as disclosed below, no director or executive officer is, as of the date of this Form 20-FA, or was within 10 years prior to the date of this Form 20-FA, a director, chief executive officer or chief financial officer of any company (including the Corporation) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the Corporation access to any exemption under securities legislation and which order was in effect for a period of more than 30 consecutive days while he was acting in the capacity as director, chief executive officer or chief financial officer of such company; or (ii) was subject to any of the foregoing orders for a period of more than 30 consecutive days after he ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while he was acting in such capacity.

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

Bankruptcies

To the knowledge of the Corporation, no director, executive officer or shareholder holding a sufficient number of securities to affect materially the control of the Corporation, is, as of the date of this Form 20-FA, or was within 10 years prior to the date of this Form 20-FA, a director or executive officer of any company that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

To the knowledge of the Corporation, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities to affect materially the control of the Corporation has, within the 10 years before the date of this Form 20-FA, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or Shareholder.

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

As of the date of this Form 20-FA , the Corporation’s directors and executive officers, including the directors and officers of the Corporation’s subsidiaries, as a group beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 14,171,400 of the issued and outstanding Common Shares representing 22.1% of the outstanding Common Shares.

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

	# of Shares
	Beneficially	Percentage of
Name and Address of Stockholder	Owned	Class

Robert Kamon	5,012,717	7.72%
PO Box 1629
Cisco TX 76437
USA

Brisbane Petroleum Ltd.	4,668,319	7.32%
65 Burswood Road
Burswood WA 6100
Australia

Ely Sakhai	3,801,571	5.93%
10 Windsor Drive
Old Westbury NY 11568
USA

Jesse Meidl	3,783,900	5.90%
127 – 10th Avenue NW
Calgary, Alberta, Canada T2M 0B4

William Petrie, Sr.	3,700,000	5.78%
P. O. Box 1359
Cochrane, Alberta Canada T4C 1B3

William Petrie, Jr.	3,700,000	5.78%
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

Any statement in this Form 20-FA about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Form 20-FA, the contract or document is deemed to modify the description contained in this Form 20-FA. You must review the exhibits themselves for a complete description of the contract or document.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In connection with the preparation of this Form 20-FA, an evaluation was carried out by our management, with the participation of the Chief Executive Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of December 31, 2017. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer, to allow timely decisions regarding required disclosures.

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

The Audit Committee meets at least once per financial quarter to fulfill its mandate. A copy of the Audit Committee Charter is attached as Appendix A to this Form 20-FA.

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

Relevant Education and Experience

The following relevant education and experience of the current and proposed members of the Audit Committee have been used in assessing their financial literacy:

Jesse Meidl (Chairman)

Mr. Meidl has over 18 years of experience in the oil and gas sector. He was previously Chief Financial Officer of a private international energy company, headquartered in London, England. Prior thereto, he was an investment banker in the International Oil & Gas group of Thomas Weisel Partners in London (now Stifel Nicolas). Mr Meidl was Chief Executive Office of the Company until December 1, 2017. Mr. Meidl was previously the Chief Financial Officer for Arsenal Energy Inc., an international exploration company listed on the Toronto Stock Exchange, which held production assets in Canada and the USA and exploration assets in Egypt, Colombia and Uzbekistan. He qualified as a Chartered Accountant with KPMG in Calgary, where he specialized in oil and gas exploration and production and services. He also holds the ICAEW Corporate Finance qualification and a B. Comm. degree from the University of Saskatchewan (Canada).

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

47

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-FA and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: November 15, 2018

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